1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2010

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒            Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐             No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date April 26, 2010	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

2009 ANNUAL RESULTS ANNOUNCEMENT

The Board of Directors (the “Board”) of the Company is pleased to announce the audited results of the Company and its subsidiaries for the year ended 31 December 2009. This announcement, containing the full text of the 2009 Annual Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcements of annual results. Printed version of the Company’s 2009 Annual Report will be delivered to the holders of H shares of the Company and available for viewing on the websites of The Stock Exchange of Hong Kong at www.hkexnews.hk and of the Company at www.yanzhoucoal.com.cn on or before 28 April 2010.

Definitions

In this annual report, unless the context requires otherwise, the following expressions have the following meanings:

“Yanzhou Coal”, “Company” or “the Company”	Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated under the laws of the PRC in 1997 and the H Shares, the ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“Group” or “the Group”	the Company and its subsidiaries;

“Yankuang Group” or “the Controlling Shareholder”	Yankuang Group Corporation Limited, a company with limited liability established in 1996, being the controlling shareholder of the Company holding 52.86% of the total share capital of the Company at the end of the reporting period;

“Yulin Neng Hua”	Yanzhou Coal Yulin Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2004 and a wholly-owned subsidiary of the Company, mainly engages in the production and operation of the 0.6 million tonnes of methanol project in Shaanxi province;

“Heze Neng Hua”	Yanmei Heze Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2004 and a 96.67% owned subsidiary of the Company, mainly engages in the development of Juye coal field in Shandong province;

“Shanxi Neng Hua”	Yanzhou Coal Shanxi Neng Hua Company Limited, a company with limited liability incorporated under the laws of the PRC in 2002 and a wholly-owned subsidiary of the Company, mainly engages in the management of the projects invested in Shanxi province by the Company;

“Tianchi Energy”	Shanxi Heshun Tianchi Energy Company Limited, a company with limited liability incorporated under the laws of the PRC in 1999 and a 81.31% owned subsidiary of Shanxi Neng Hua, mainly engages in the production and operation of Tianchi coal mine;

“Tianhao Chemicals”	Shanxi Tianhao Chemicals Company Limited, a joint stock limited company incorporated under the laws of the PRC in 2002 and a 99.85% owned subsidiary of Shanxi Neng Hua, mainly engages in the production and operation of the 0.1 million tonnes methanol project in Shanxi province;

“Yancoal Australia Pty”	Yancoal Australia Pty Limited, a company with limited liability incorporated under the laws of Australia in 2004 and a wholly-owned subsidiary of the Company, mainly engages in the management of the projects invested by the Company in Australia;

“Austar Company”	Austar Coal Mine Pty Limited, a company with limited liability incorporated under the laws of Australia in 2004 and a wholly-owned subsidiary of Yancoal Australia Pty, mainly engages in coal production, processing, preparation and sales operations;

“Felix”	Felix Resources Limited, a company incorporated under the laws of Australia and a wholly-owned subsidiary of Austar Company, mainly engages in coal mining, sales and exploration of coal;

“Hua Ju Energy”	Shandong Hua Ju Energy Co., Limited, a company with limited liability incorporated under the laws of the PRC in 2002 and a 95.14% owned subsidiary of the Company, mainly engages in thermal power generation by gangue and slurry, and heating supply;

“Ordos Neng Hua”	Yanzhou Coal Ordos Neng Hua Company Limited, incorporated under the laws of the PRC in 2009 and a wholly-owned subsidiary of the Company, mainly engages in the construction of the Company’s 0.6 million tonnes methanol project in Ordos City and the development of coal resources in the Inner Mongolia Autonomous Region;

“Railway Assets”	The railway assets specifically used for transportation of coal for the Company;

“H Shares”	Overseas listed foreign invested shares in the ordinary share capital of the Company, with nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“A Shares”	Domestic shares in the ordinary share capital of the Company, with nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“ADSs”	American depositary shares, each representing ownership of 10 H Shares, which are listed on New York Stock Exchange Inc.;

“PRC”	The People’s Republic of China;

“CASs” or “ASBEs”	Accounting Standard for Business Enterprises (2006) and the relevant regulations and explanations issued by the Ministry of Finance of PRC;

“IFRS”	International Financial Reporting Standards;

“CSRC”	China Securities Regulatory Commission;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Shanghai Stock Exchange”	The Shanghai Stock Exchange;

“Articles”	The articles of association of the Company;

“Shareholders”	the shareholders of the Company;

“Directors”	the directors of the Company;

“Board”	the board of directors of the Company;

“Supervisors”	the supervisors of the Company;

“RMB”	Renminbi, the lawful currency of the PRC, unless otherwise specified.

Chapter 2 Business Highlights

I.	REVIEW OF OPERATIONS

		Unit	2009	2008	Increase/ Decrease	Percentage of increase and decrease (%)
1.	Coal business
	Raw coal production	kilotonne	36,295	36,076	219	0.61
	Salable coal production	kilotonne	35,768	35,515	253	0.71
	Salable coal sales volume	kilotonne	38,017	37,562	455	1.21

2.	Railway transportation business
	Transportation volume	kilotonne	19,899	19,185	714	3.72

3.	Coal chemicals business
	Methanol production	kilotonne	199	21	178	847.62
	Methanol sales volume	kilotonne	190	16	174	1,087.50

4.	Electrical power business
	Power generation	10,000kWh	120,122	25,153	94,969	377.57
	Electricity sold	10,000kWh	111,811	24,989	86,822	347.44

5.	Heat business
	Heat generation	10,000 steam tonnes	117	0	117	—
	Heat sales volume	10,000 steam tonnes	117	0	117	—

II.	FINANCIAL HIGHLIGHTS

(Prepared in accordance with the IFRS)

The financial highlights are prepared based on the financial information set out in the audited consolidated income statement, consolidated balance sheet and the consolidated statement of cash flows of the Group from 2005 to 2009.

(1)	OPERATING RESULTS

	Year ended 31 December
	2009 (RMB’000)	2008 (RMB’000)	2007 (RMB’000)	2006 (RMB’000)	2005 (RMB’000)

Net sales
Coal business	19,133,880	24,048,809	14,356,930	11,846,948	11,353,485
Railway transportation services	258,443	247,199	203,714	160,399	163,437
Coal chemicals business	258,867	38,550	—	—	—
Electrical power business	185,593	59,811	—	—	—
Heat business	13,268	—	—	—	—
Total net sales	19,850,051	24,394,369	14,560,644	12,007,347	11,516,922
Gross profit	9,130,357	12,451,493	7,228,720	5,817,278	6,228,334
Interest expenses	(45,115)	(38,360)	(27,222)	(26,349)	(24,611)
Income before tax	5,685,806	8,865,228	4,543,313	3,726,624	4,419,973
Net income attributable to the equity holders of the Company	4,117,322	6,488,908	3,230,450	2,372,985	2,881,461
Earnings per share	RMB0.84	RMB1.32	RMB0.66	RMB0.48	RMB0.59
Dividend per shareNote	RMB0.25	RMB0.40	RMB0.17	RMB0.20	RMB0.22

Note: Dividend per share for year 2009 represents the dividend proposed.

Chapter 2 Business Highlights

(2)	ASSETS AND LIABILITIES

	31 December
	2009 (RMB’000)	2008 (RMB’000)	2007 (RMB’000)	2006 (RMB’000)	2005 (RMB’000)

Net current assets	9,590,547	9,697,406	5,808,755	6,043,863	7,522,121
Net values of property, plant and equipment	18,877,134	14,149,446	13,524,594	12,139,939	9,318,486
Total assets	62,432,591	32,338,631	26,187,400	23,458,749	21,254,444
Total borrowings	22,509,841	265,253	344,956	403,138	231,827
Equity attributable to the equity holders of the Company	29,151,807	26,755,124	21,417,537	18,931,779	17,618,577
Net asset value per share	RMB5.93	RMB5.44	RMB4.35	RMB3.85	RMB3.58
Return on net assets (%)	14.12	24.25	15.07	12.53	16.35

(3)	SUMMARY STATEMENT OF CASH FLOWS

	Year ended 31 December
	2009 (RMB’000)	2008 (RMB’000)	2007 (RMB’000)	2006 (RMB’000)	2005 (RMB’000)

Net cash from operating activities	6,520,131	7,095,477	4,558,649	3,767,156	3,939,274
Increase (decrease) in cash and cash equivalents	180,934	4,082,320	(250,995)	(1,149,916)	667,529
Net cash flow per share from operating activities	RMB1.33	RMB1.44	RMB0.93	RMB0.77	RMB0.80

Notes:

1.	The above financial indicators for the Group in year 2009 have consolidated the financial statements of Hua Ju Energy, Felix and Ordos Neng Hua. The financial indicators for the year 2006 also consolidated the financial statements of Shanxi Neng Hua. Since 2005, the financial statements have consolidated the financial statements of Heze Neng Hua.

2.	The coal required by Hua Ju Energy was supplied by the Company. A portion of the electricity and heat was supplied to the Company and any surplus was sold externally. The provision of coal by the Company to Hua Ju Energy fell into the sales of coal of the Company and the cost of sales of Hua Ju Energy, respectively. While the supply of electricity and heat fell into the net sales of Hua Ju Energy and cost of sales of the Company, it will be offset at the time of consolidating the financial statements.

3.	The operating results and assets of Shandong Yanmei Shipping Co., Ltd. (“Yanmei Shipping”) do not have any material impact on the Group. Ordos Neng Hua was in the project preparation phase during the reporting period and did not have any material impact on the operating results of the Group. This annual report does not contain a separate analysis of the two abovementioned companies.

Chapter 3 Chairman’s Statement

2009 was an important year for the Group in achieving rapid development. With the full support of the Shareholders, the Group grasped the historical opportunities of plunging commodity prices and the lower valuation of listed coal companies resulting from the global financial crisis and succeeded in the acquisition of Felix, which is the largest merger and acquisition transaction in Australia by a PRC company to date. The acquisition has further increased the Company’s back-up resource reserves and enhanced coal production capacity, resulting in a significant effect of breaking through the bottleneck in the development as well as realizing sustainable development of the Company.

Facing the adverse impact brought by the financial crisis and the decrease in coal prices, the Company adhered to both the strategies of industrial operation and capital operation. A good operating performance for the year was achieved on the basis of the strengthened industrial operation and through the implementation of capital operation, operation strategies such as an increased level of operation management and improved corporate governance. The Board finds the overall work completed during the year 2009 satisfactory.

The Board proposes to declare a cash dividend payable in accordance with the Company’s persistent dividend policy at a sum of RMB1,229.6 million (tax inclusive) or RMB0.25 per share (tax inclusive) to the shareholders for the year 2009.

ACHIEVEMENTS IN 2009

In 2009, the Group’s production of salable coal was 35.77 million tonnes, representing an increase of 0.7% compared with that of 2008. Sales of coal were 38.02 million tonnes, representing an increase of 1.2% compared with that of 2008. Net income attributable to the equity holders of the Company amounted to RMB4,117.3 million, representing a decrease of 36.5% compared with that of 2008.

Under the development driven by capital operation, the Company’s operation scope and business scale continued to expand. Through the acquisition of the equity interest of Felix, the development platform of the Company’s overseas business further consolidated and expanded. The Zhaolou Coal Mine of Heze Neng Hua officially commenced operation in December 2009. The application report of the Wanfu Coal Mine project has been formally submitted to the State Development and Reform Commission. The establishment of Ordos Neng Hua has created the platform for the Company to develop coal resources in the Inner Mongolia Autonomous Region. Yushuwan Coal Mine in Shaanxi Province is currently in the process of company establishment. The 0.6 million tonnes methanol project of Yulin Neng Hua commenced commercial operation in August 2009. After the acquisition of a 95.14% equity interest in Huaju Energy, the Company was able to establish an electricity management platform and to benefit from a stable electricity supply with lower operating costs. The transaction also resulted in fewer connected transactions and resulted in energy saving and environmental protection.

Responding proactively to crises and further improving the level of operation management. The Company has increased its focus on strengthening the management of safe production, increasing its resource recovery rates and achieving stable production volumes in its existing coal mines. The Company continued with the implementation of the “Three Zeroes Project” which mainly comprises of “zero defects in management, zero impurities in products and zero complaints from customers”. Coal product quality and brand reputation were also enhanced, with an impurity rate stabilized at around 1.2kg per 10,000 tonnes of clean coal produced by the wholly-owned coal mines of the Company. All of the wholly-owned coal mines met the target of “zero compensation”. The Company adapted to market changes, adjusted its sales strategies in a timely manner and maintained stable coal sales. The Company also improved its financial control system, further strengthened its cost control, enhanced its capital budgeting management and further increased the efficiency of the utilization of funds.

Further improvements in corporate governance. The Company perfected its governance system in a timely manner and amended the Articles in accordance with the new regulations relating to domestic and overseas supervision, thus further strengthening the idea of regulated operation for the Company and the management. The Company proactively promoted the establishment of its internal control system and further improved the internal control mechanism. After evaluation, the Board considers the internal control system of the Company to be sound and has been implemented effectively during the reporting period. No major fault was found in the design of the internal control system or its implementation. The establishment of a comprehensive risk control system was strengthened, which has effectively prevented and controlled operational risks.

Fully performing corporate social responsibilities and achieving harmonious corporate development. The Company has been persistent on safe production, with a zero fatality rate per million tonnes of raw coal production for three consecutive years. Austar Company was regarded as the safest coal field in New South Wales, Australia for three consecutive years. More efforts were put on environmental protection and the Company’s focus on clean production resulted in being named as the “Model of Environmental Friendly Coal Mining Area in China”. The Company’s six coal mines have all been named as “Environmentally Friendly Coal Mines in China”. Two coal mines were listed among the “First Batch of Model Energy Saving Enterprises in the Coal Industry”. The Company has made its best efforts to make returns to the society and simultaneously with growth in enterprise efficiency, the Company promoted rapid regional economic development and social harmony and stability. The Company received the “Award in Social Responsibility Report for Listed A Share Companies with the Most Growth Potential in 2009”.

Chapter 3 Chairman’s Statement

OUTLOOK FOR 2010

Outlook for the coal market

Benefiting from the recovery of the macro economy, demand for coal in 2010 will gradually increase and a more balanced relationship in overall supply and demand will resume in both the domestic and international coal markets.

Demand in the domestic coal market has generally been in balance, while tensions in coal supply may occur in certain areas during particular periods. Benefiting from stable growth of the macro economy and the continuous implementation of a proactive fiscal policy as well as the moderately relaxed monetary policy of the PRC, the major coal consumption industries will continue their rapid growth and domestic coal demand will increase at a stable pace. The gradual commencement of production in new coal mines combined with the release of production capacity after the integration of coal mines in Shanxi province and other factors will lead to an increase in the domestic coal supply. Although the coal transport capacity has increased, the structural bottle neck in production, transportation and demand will still restrain the effective supply of coal. The coal resources tax reform, environmental protection and energy saving guidance and acceleration of the restructuring of coal enterprises in specific provinces will provide strong support for coal prices. The integration of coal resources and the rapid formation of coal conglomerates will further increase the centralization of the coal industry and enhance the market competitiveness of large coal enterprises.

With a gradual increase of demand in the international coal market and limited growth in supply, coal prices are expected to fluctuate at a high level. As the world economy gradually recovers, the demand for energy will pick up steadily. India, Japan, Korea, Taiwan and other regions will import more coal. As China continues to be a net importer of coal, the demand for coal in the Asia Pacific region will increase only slightly. Among the major coal exporting countries in the world, the coal production capacity of Indonesia has increased and the export volume has continued to rise. The coal production capacity and export volume in Vietnam has decreased. Due to the restrictions in port infrastructures, growth in the export volumes of coal has been limited in Australia and South Africa. It is expected that the supply of coal will remain stable for the coal markets in the Asia Pacific region. Affected by the changing demand and supply relationship, international coal prices will continue to fluctuate at a high level and are expected to continue rising.

The average coal selling price of the Group is expected to increase in 2010 as compared with 2009. Currently, the Company has signed domestic coal sales contracts and letters of intent amounting to 32.17 million tonnes, which includes signed contracts of 10.01 million tonnes, with an increase of 17.6% in the average tax-inclusive price compared to that of 2009. Signed letters of intent of coal sales amounted to 22.16 million tonnes with selling price being adjusted in accordance with changes in the market.

The price of coal products of Yancoal Australia Pty will increase substantially compared with the corresponding period of the previous year. Currently, Yancoal Australia Pty has signed an annual coal sales contract of 8.12 million tonnes, which includes a signed coal sales contract of 1.92 million tonnes for April to June. The average contract price was US$130.96/tonne.

The coal sales target of the Group for the year 2010 is 43.55 million tonnes, which includes the Company’s sales target of 31.80 million tonnes, Shanxi Neng Hua’s sales target of 1.10 million tonnes, Heze Neng Hua’s sales target of 1.60 million tonnes and Yancoal Australia Pty’s sales target of 9.05 million tonnes.

Chapter 3 Chairman’s Statement

Outlook for the methanol market in China

In 2010, the situation of supply exceeding demand in the domestic methanol market will continue. It will be difficult to have a substantial increase in methanol price. The gradual increase in production capacities of the newly built and existing domestic methanol facilities coupled with an increase in the imports of low cost foreign prime methanol, will lead to a further increase in the domestic supply of methanol. Although the demand of downstream methanol products such as dimethylether and acetic acid has increased, the overall demand in the methanol market remains moderate. The methanol market is expected to remain stable with the accelerated implementation of adjustment and revitalization of the chemical industry in the PRC, which eliminates outdated production capacity of methanol and promotes the methanol fuel for vehicles, together with the measures for restricting production capacity of methanol production enterprises. The surge in prices of raw materials including coal and natural gas will provide strong support for methanol prices.

The methanol sales target of the Group for the year 2010 is 0.61 million tonnes, out of which 0.55 million tonnes will be from Yulin Neng Hua and 0.06 million tonnes from Shanxi Neng Hua.

OPERATING STRATEGIES

In 2010, the Group will continue to encounter various types of pressure and challenges such as macro economic volatility, resettlement of villages located above coal fields, increase in costs and difficulties in acquiring new coal resources.

The Company will continue to improve its profitability and Shareholders’ return through the implementation of strategies relating to internal development parallel with external expansion. In 2010, the focus will be on implementing the following operating strategies:

Proactively and steadily promoting the development and establishment of external projects and striving to benefit from the commencement of production as soon as possible. Strictly implementing investment decision-making procedures, enhancing project investment and operations management, and eliminating and controlling investment risks. Stabilizing the existing coal production capacity of Felix, commencing the operation of Moolarben open-cut coal mine, speeding up the establishment of the 0.6 million tonnes methanol project and the development of the coal resources of Ordos Neng Hua, realizing the establishment of the Wanfu coal mine of Heze Neng Hua, speeding up the promotion of the establishment of Yushuwan Coal Mine in Shaanxi Province and striving to commence commercial operation as soon as possible.

Strengthening capital operation and continuing to search for new project acquisition opportunities. Engaging in the preparation work of the listing of Yancoal Australia Pty, proactively and steadily promoting the integration of the coal resources of Felix and Austar Company, and seizing opportunites amid the integration of coal resources. Proactively seek for new investment opportunities in coal and related industries in domestically and abroad so as to enlarge the scale of coal assets and enhance the sustainable development capacity of the Company, whilst taking into full consideration of technical and economic conditions as well as operational risks. Increasing the utilization rate of capital with an ample supply of the Company’s own funds. Raising development funds by means of debt financing, equity financing and the introduction of strategic investors. Participating in project investment, development and establishment to create greater profit for the Company and Shareholders.

Chapter 3 Chairman’s Statement

Improving operation management, effective cost control and ensuring the maximization of effectiveness of the Company. Firstly, the Company will steadfastly adhere to fundamental safety management and establish a long term, effective and safe production mechanism. Secondly, the Company will optimize its existing coal mine production system, ensure the continuous, normal, stable and highly efficient operation of coal mines. Thirdly, the Company will further promote the establishment of the “Three Zeroes Project” and continue to improve product quality and market competitiveness. Under the guidance of market demand, the Company will implement flexible sales strategies and reasonably optimize product structure, customer mix, market layout and transportation flows to ensure the overall stability and maximization of the profits of coal sales. Fourthly, the Company will strengthen its financial control, promote the enterprise resource planning (“ERP”) system comprehensively in domestic and overseas subsidiaries, further enhance capital budget management, strengthen cash flow control and establish a global cash management system. With an emphasis on cost control, the Company will engage in the reduction of costs and energy consumption to ensure effective cost control.

The Company will enhance its internal control system for regulating its operations, continue to improve its internal control of business processes and systems, and establish a long term risk prevention and control system so as to strengthen its risk prevention abilities. The Company will also coordinate the management and control system of its overseas subsidiaries to further ensure a smooth transition and stable operation of Felix in order to achieve satisfactory results. The Company will improve the management structure and internal control system of its domestic subsidiaries, regulate the management and operation to enhance operation capacity and profitability. The Company will continue to improve its corporate governance and strive for a further regulated operation.

The Company will actively perform its corporate social responsibilities. Basic principles of safety, efficiency, cleanliness and mutual benefit will be adhered to in order to achieve safe, clean and healthy development of the Company, promote the harmonious development of the regional economy, reward Shareholders for their support and affection and contribute to the society with good economic operations and an ecologically friendly environment.

On behalf of the Board

Wang Xin
Chairman

Zoucheng, the PRC
23 April 2010

Chapter 4 Board of Directors’ Report

I.	Management Discussion and Analysis

(1)	Management Analysis of Operating Results by Business Segment

1.	Coal business

2.	Railway transportation business

3.	Coal chemicals business

4.	Electrical power business

5.	Heat business

(2)	Management Analysis of Major Financial Conditions of the Group

1.	Changes in balance sheet items

2.	Changes in income statement items

3.	Changes in cash flow statement items

4.	Others

(3)	Plan of Capital Expenditure

(4)	Operations and Results of the Controlled Companies and Joint Stock Companies of the Group

(5)	Investments made by the Group during the Reporting Period

(6)	Major Risks Faced by the Company, Impacts and Measures

II.	Daily Operations of the Board

III.	Profit Distribution

IV.	Changes of Accounting Policy and Accounting Estimates, Amendments on Significant Accounting Errors

V.	Others

I.	MANAGEMENT DISCUSSION AND ANALYSIS

(I)	Management Analysis of Operating Results by Business Segment

The main business operations of the Group were set out in the following table:

		Net Sales (RMB’000)	Cost of Sales (RMB’000)	Gross Profit (note) (%)	Increase/ decrease in net sales (%)	Increase/ decrease in cost of sales (%)	Increase/ decrease in gross profit Percentage (%)
1.	Coal business	19,133,880	9,926,575	48.12	-20.44	-14.29	decrease 3.72
2.	Railway Transportation business	258,443	243,957	5.61	4.55	3.55	increase 0.92
3.	Coal Chemicals business	258,867	352,943	-36.34	571.51	832.87	decrease 38.20
4.	Electrical power business	185,593	188,855	-1.76	210.3	113.99	increase 45.79
5.	Heat business	13,268	7,364	44.50	—	—	—

Note: Gross Profit = (Net Sales – Cost of Sales) ÷ Net Sales

1.	Coal business

(1)	Coal Production

In 2009, the Group produced 36.30 million tonnes of raw coal, representing an increase of 0.22 million tonnes or 0.6% as compared to last year. The output of salable coal of the Group was 35.77 million tonnes in 2009, representing an increase of 0.25 million tonnes, or 0.7%, as compared with that of 2008.

The following table sets out the coal production volumes of the Group for the year 2009:

			2009 (kilotonne)	2008 (kilotonne)	Increase/ Decrease (kilotonne)	Percentage of increase and decrease (%)
1.	Raw coal production		36,295	36,076	219	0.61
	1.	The Company	33,359	33,103	256	0.77
	2.	Shanxi Neng Hua	1,023	1,110	-87	-7.84
	3.	Heze Neng Hua	39	0	39	—
	4.	Yancoal Australia Pty	1,874	1,863	11	0.59
2.	Salable coal production		35,768	35,515	253	0.71
	1.	The Company	33,130	32,840	290	0.88
	2.	Shanxi Neng Hua	1,002	1,105	-103	-9.32
	3.	Heze Neng Hua	31	0	31	—
	4.	Yancoal Australia Pty	1,605	1,570	35	2.23

Chapter 4 Board of Directors’ Report

(2)	Coal Prices and Sales

Owing to the influence of the global financial crisis and the domestic and international macro economy, the average coal prices for the Group decreased for the year 2009 as compared with that of 2008.

The Group sold a total of 38.02 million tonnes of coal in 2009, representing an increase of 0.46 million tonnes or 1.2% as compared with that of last year, out of which 1.02 million tonnes were sold internally to Hua Ju Energy, 37 million tonnes were sold externally, realizing a net sales of RMB19.2904 billion for the coal business. The net sales of RMB19.2904 billion represents a decrease of RMB4.7584 billion or 19.8% as compared with that of 2008, of which RMB156.5 million were sold internally to Hua Ju Energy and RMB19.1339 billion were sold externally.

The following table sets out the Group’s sales of coal for 2009:

		2009			2008
		Sales volume (Kilotonne)	Sales Price (RMB/tonne)	Net sales of coal (RMB’000)	Sales volume (kilotonne)	Sales Price (RMB/tonne)	Net sales of coal (RMB’000)
1.	The Company
	No. 1 Clean Coal	694	695.60	482,655	363	1,070.96	388,303
	No. 2 Clean Coal	8,362	753.91	6,304,066	7,431	1,035.11	7,692,032
	Domestic Sales	8,362	753.91	6,304,066	7,396	1,038.10	7,678,435
	Export	0	—	0	35	394.45	13,597
	No. 3 Clean Coal	1,717	640.69	1,100,167	2,916	861.85	2,513,242
	Domestic Sales	1,636	642.99	1,052,008	2,657	888.12	2,359,523
	Export	81	594.35	48,159	259	592.74	153,719
	Lump Coal	1,402	664.30	931,130	1,161	938.33	1,089,158
	Subtotal of Clean Coal	12,175	724.30	8,818,019	11,871	984.18	11,682,735
	Domestic Sales	12,094	725.17	8,769,859	11,577	994.71	11,515,419
	Export	81	594.35	48,159	294	569.47	167,316
	Screened Raw Coal	17,100	410.91	7,026,456	17,934	461.80	8,281,860
	Mixed Coal & Others	4,055	235.01	953,255	2,597	143.70	373,284
	Total for the Company	33,330	503.98	16,797,729	32,402	627.67	20,337,879
	Domestic Sales	33,249	503.76	16,749,570	32,108	628.20	20,170,563
2.	Shanxi Neng Hua	986	288.90	284,991	1,099	267.64	294,031
	Screened Raw Coal	986	288.90	284,991	1,099	267.64	294,031
3.	Heze Neng Hua	16	519.63	8,152	—	—	—
	No. 2 Clean Coal	5	941.61	4,887	—	—	—
	Screened Raw Coal	2	647.57	1,147	—	—	—
	Mixed Coal & Others	9	242.72	2,118	—	—	—
4.	Yancoal Australia Pty	1,627	668.21	1,087,016	1,484	1,029.25	1,527,887
	Semi-hard coking coal	1,627	668.21	1,087,016	1,484	1,029.25	1,527,887
5.	Sales of externally purchased coal	2,058	540.65	1,112,474	2,577	733.09	1,889,012
6.	Total for the Group	38,017	507.41	19,290,362	37,562	640.24	24,048,809

Note: The selling price of coal is the price after deduction of operation taxes, surcharges and transportation fees from the invoice price.

Chapter 4 Board of Directors’ Report

Factors affecting the change of the net sales price of coal are analyzed in the following table:

	Impact of change in coal sales (RMB’000)	Impact of change in the sales price of coal (RMB’000)
The Company	582,478	-4,122,588
Shanxi Neng Hua	-30,002	20,962
Yancoal Australia Pty	146,541	-587,412

The Group’s coal products are mainly sold in markets such as China, Japan, South Korea and Australia.

The following table sets out the Company’s coal sales in terms of geographical regions for 2009:

		2009		2008
		Sales volume (Kilotonne)	Net sales of coal (RMB’000)	Sales volume (Kilotonne)	Net sales of coal (RMB’000)
1.	China	36,665	18,345,403	35,762	22,332,469
	Eastern China	26,814	14,241,532	30,871	19,283,150
	Southern China	680	332,922	2,059	1,074,998
	Northern China	754	251,475	1,102	489,951
	Other regions	8,417	3,519,473	1,730	1,484,370
2.	Japan	518	447,099	1,416	1,350,280
3.	South Korea	354	210,778	212	295,584
4.	Australia	57	40,898	22	15,266
5.	Others	423	246,185	150	55,210
6.	Total for the Group	38,017	19,290,362	37,562	24,048,809

Note:	In 2009, among the coal products of Yancoal Australia Pty, 0.356 million tonnes were sold to Eastern China, 0.437 million tonnes were sold to Japan, 0.354 million tonnes were sold to Korea, 57,000 tonnes were sold to Australia, 0.375 million tonnes were sold to the United States and 48,000 tonnes were sold to Switzerland.

Chapter 4 Board of Directors’ Report

Most of the Group’s coal products were sold to electricity, metallurgy and chemical industries.

The following table sets out the Group’s coal sales by industry for 2009:

		2009		2008
		Sales volume (Kilotonne)	Net sales of coal (RMB’000)	Sales volume (Kilotonne)	Net sales of coal (RMB’000)
1.	Electricity	14,203	5,613,026	16,145	7,333,447
2.	Metallurgy	2,764	1,976,564	3,710	3,369,348
3.	Chemical	3,740	2,656,636	5,494	4,459,710
4.	Others	17,310	9,044,136	12,213	8,886,304
5.	Total for the Group	38,017	19,290,362	37,562	24,048,809

(3)	The Cost of Sales Of Coal

The Group’s cost of sales of coal in 2009 was RMB9.9266 billion, representing a decrease of RMB1.6546 billion, or 14.3% as compared with that of 2008.

The following table sets out to the main cost of coal sales according to the business entity:

	Unit	2009	2008	Increase/ Decrease	Percentage of increase and decrease (%)
The Company
Total cost of sales	RMB’000	8,269,931	8,889,761	-619,830	-6.97
Cost of sales per tonne	RMB/tonnes	248.12	274.36	-26.24	-9.56
Shanxi Neng Hua
Total cost of sales	RMB’000	245,801	239,638	6,163	2.57
Cost of sales per tonne	RMB/tonnes	249.18	218.13	31.05	14.23
Heze Neng Hua
Total cost of sales	RMB’000	36,092	—	—	—
Cost of sales per tonne	RMB/tonnes	2,300.54	—	—	—
Yancoal Australia Pty
Total cost of sales	RMB’000	638,357	641,448	-3,091	-0.48
Cost of sales per tonne	RMB/tonnes	392.41	432.10	-39.69	-9.19
Externally purchased coal
Total cost of sales	RMB’000	1,077,538	1,810,342	-732,804	-40.48
Cost of sales per tonne	RMB/tonnes	523.59	702.50	-178.91	-25.47

Chapter 4 Board of Directors’ Report

The cost of coal sales of the Company was RMB248.12 per tonne in 2009, representing a decrease of RMB26.24 or 9.6% as compared with 2008. This was mainly due to: (1) the decrease in the cost of sales per tonne by RMB47.96 compared to that of the previous year due to the decrease of land subsidence and ground attachment compensation fees payable by the Company; (2) the decrease of the cost of materials per tonne by RMB5.89 compared to that of the previous year due to the implementation of reducing cost and energy consumption, which resulted from the strengthened cost management of the Company; (3) the increase of the cost of sales per tonne by RMB14.71 due to the increase in staff remuneration and welfare benefits; (4) the increase of fixed assets and the change of residual values from 3% to 0%, the accrued depreciation increased compared to the same period last year, which resulted in an increase of the cost of sales per tonne by RMB9.54.

The cost of coal sales in Shanxi Neng Hua was RMB249.18 per tonne in 2009, representing an increase of RMB31.05 or 14.2% compared with that of the previous year. This was due to the decrease in sales volume of salable coal by 0.11 million tonnes or 10.3%, which increased the unit fixed cost.

2.	Railway Transportation Business

In 2009, the transportation volume of the Company’s Railway Assets was 19.90 million tonnes, representing an increase of 0.71 million tonnes or 3.7% as compared with that of 2008. Net income (income from transported volume settled on the basis of off-mine prices and the special purpose railway transportation fees borne by customers) from railway transportation services of the Company was RMB258.4 million in 2009, representing an increase of RMB11.244 million or 4.5% as compared with that of 2008. The cost of sales of railway transportation services was RMB244.0 million, representing an increase of RMB8.357 million or 3.5% as compared with that of 2008.

3.	Coal Chemicals Business

Yulin Neng Hua is responsible for the operation of the 0.6 million tonnes methanol project which commenced operation in August 2009.

Tianhao Chemicals, the subsidiary of Shanxi Neng Hua, is responsible for the operation of the 0.1 million tonnes methanol project. Due to the shortage in supply of raw materials and heat energy, Tianhao Chemicals was unable to remain in daily operation in 2009.

Chapter 4 Board of Directors’ Report

The following table sets out the operation situation of the Group’s methanol business for 2009:

	Production volume (Kilotonne)	Sales volume (Kilotonne)	Net Sales (RMB’000)	Cost of Sales (RMB’000)
Yulin Neng Hua	190	178	239,626	344,416
Shanxi Neng Hua	9	12	19,241	32,699

4.	Electricity Business

The following table sets out the operation situation of the Group’s electricity business for 2009:

	Generation (10000KWh)	Electricity sold (10000KWh)	Net Sales (RMB’000)	Cost of Sales (RMB’000)
Hua Ju Energy	105,121	96,810	387,979	311,214
Of which: sold externally	—	41,215	150,394	121,496
Yu Lin Neng Hua	4,716	4,716	11,285	18,666
Shanxi Neng Hua	10,285	10,285	23,914	48,693

5.	Heat Business

Hua Ju Energy generated heat energy of 1.17 million steam tonnes and sold 1.17 million steam tonnes in 2009, of which 0.14 million steam tonnes were sold externally, generating net sales of RMB13.268 million, with the cost of sales being RMB7.364 million.

Chapter 4 Board of Directors’ Report

(II)	Analysis of Major Financial Conditions by the management

1.	Changes in Balance Sheet Items

(1)	Assets

	As at 31 December		Percentage of increase and decrease (%)	Main reasons for change
	2009 (RMB’000)	2008 (RMB’000)
Bank balances and cash	8,522,399	8,439,578	0.98	—

Bank guarantee deposits	3,216,697	1,153,385	178.89	Increase in term deposits

Restricted cash, within one year	315,045	18,823	1,573.72	The Company provided to Yancoal Australia Pty a loan guarantee for the acquisition of Felix, resulting in an increase of RMB244.8 million in restricted cash

Bills receivable and accounts receivable	4,723,922	2,977,266	58.67	An increase of RMB1.7188 billion in the balance of bills receivable due to the increase of the sales of coal settled with acceptance bills

Inventories	886,360	819,599	8.15	An increase of RMB67,590 in the inventory of auxiliary materials, spare parts and small tools

Prepayments and other receivables	1,868,229	1,567,210	19.21	An increase of RMB136.6 million in the balance of the prepaid relocation cost relating to future exploitation compared to that at the beginning of the year; an amount of RMB142.8 million was incorporated into the other receivables of Felix

Intangible assets	18,866,674	1,039,707	1,714.61	Incorporated RMB17.8480 billion of intangible assets into Felix

Net book value of property, plant and equipment	18,877,134	14,149,446	33.41	Net book values of property, plant and equipment of RMB3.5469 billion and RMB755.2 million were incorporated into Felix and Hua Ju Energy, respectively

Chapter 4 Board of Directors’ Report

	As at 31 December		Percentage of increase and decrease (%)	Main reasons for change
	2009 (RMB’000)	2008 (RMB’000)
Goodwill	1,305,345	298,650	337.08	The acquisition of Felix and Hua Ju Energy have given rise to goodwill of RMB766.8 million and RMB239.9 million, respectively

Securities investment	295,295	139,887	111.10	Rise in the prices of shares in Shanghai Shenergy Co., Ltd. and Jiangsu Lianyungang Port Co., Ltd. held by the Company

Restricted cash, more than one year	238,730	78,791	202.99	The amount of security deposit for Yancoal Australia Pty increased due to the pledging for the cost of future land subsidence and long term borrowings

Deposits made on investment	175,021	117,926	48.42	During the reporting period, the Company has paid deposits of RMB1.320 million, RMB53.880 million and RMB1.800 million for the acquisition of 100% shares of Inner Mongolia Rongxin Chemical Co., Ltd., Inner Mongolia Yize Mining Investment Co., Ltd., and Inner Mongolia Daxin Industrial Gas Co., Ltd., respectively

Deferred tax assets	1,027,659	46,023	2,132.92	The deferred tax assets of Yancoal Australia Pty increased by RMB643.3 million; the deferred tax assets of the Company increased by RMB353.2 million

Total assets	62,432,591	32,338,631	93.06	Capital gains arose from the acquisition of Felix and production and operating activities

Chapter 4 Board of Directors’ Report

(2)	Liabilities

	As at 31 December		Percentage of increase and decrease (%)	Main reasons for change
	2009 (RMB’000)	2008 (RMB’000)
Bills payable and accounts payable	1,366,976	910,127	50.20	Consolidating RMB390.9 million of accounts payable of Felix

Other payables and accrued expenses	4,441,834	2,698,256	64.62	An increase in RMB731.1 million in advances from customers. An increase in RMB137.1 million in the payable mining rights fees. An amount of RMB622.3 million was incorporated into the other payables of Felix

Provision for land subsidence, restoration, rehabilitation and environmental costs	1,564,106	450,979	246.82	An increase of RMB1.1097 billion in the accrued but unpaid balance of the land subsidence, restoration, rehabilitation and environmental costs, compared to that at the beginning of the year

Borrowings, due within one year	1,598,113	82,000	1,848.92	Consolidating bank borrowings of RMB919.4 million, due within one year and finance lease payables of RMB656.7 million of Felix

Tax payable	647,190	419,866	54.14	The unpaid corporate income tax increased compared to the same period last year

Borrowings, due after one year	20,911,728	176,000	11,781.66	Due to the acquisition of Felix, Yancoal Australia Pty had a new additional amount of RMB20.7577 billion of bank borrowings

Deferred tax liability	1,785,087	41,777	4,172.89	An increase of RMB1,624.6 million in the deferred tax liability from consolidation of Felix

Total liabilities	33,178,298	5,522,021	500.84	—

Chapter 4 Board of Directors’ Report

2.	Changes in Income Statement Items

	As at 31 December		Percentage of increase and decrease (%)	Reasons for change
	2009 (RMB’000)	2008 (RMB’000)
Net Sales	19,850,051	24,394,369	-18.63	The net sales of the coal business decreased by RMB4.5532 billion compared to that of the previous year due the decrease in the selling price of coal; the net sales of the methanol business increased by RMB432.7 million compared to that of the previous year due to the increase in the sales of methanol

Cost of goods	10,719,694	11,942,876	-10.24	The cost of sales of the coal business decreased by RMB1.6546 billion compared to that of the previous year. It is mainly due to the decrease by RMB1.5414 billion in the land subsidence, restoration, rehabilitation and environmental costs compared to that of the previous year; the cost of sales of the electricity business increased by RMB121.5 million due to the acquisition of Hua Ju Energy; The cost of sales of the methanol business increased by RMB315.1 million compared to that of the previous year

Selling, general and administrative expenses	3,820,241	3,832,031	-0.31	—

Chapter 4 Board of Directors’ Report

	As at 31 December		Percentage of increase and decrease (%)	Reasons for change
	2009 (RMB’000)	2008 (RMB’000)
Investment Return on associates	109,786	-67,367	—	Huadian Zouxian Power Generation Company Limited, an investee company restored its fiscal balance, realizing an investment gain of RMB109.8 million

Other income	311,019	351,493	-11.51	The interest income of the entrusted loan decreased by RMB132.2 million compared to that of the previous year; the interest income of bank balances increased by RMB44.614 million compared to that of the previous year; the amount of government grants received increased by RMB26.339 million compared to that of the previous year

Interest expenses	45,115	38,360	17.61	Expense on discounted bills receivable increased by RMB13.590 million compared to that of the previous year; interest expense on bank borrowings decreased by RMB6.202 million compared to that of the previous year

Income taxes	1,553,312	2,385,617	-34.89	Income before income taxes decreased compared to that of the previous year

Chapter 4 Board of Directors’ Report

3.	Changes in Cash Flow Statement Items

	As at 31 December		Percentage of increase and decrease (%)	Main reasons for change
	2009 (RMB’000)	2008 (RMB’000)
Net cash inflow from operating activities	6,520,131	7,095,477	-8.11	Net cash inflow incurred by the operating activities decreased by RMB1,097.7 million compared to that of the previous year; income tax payment decreased by RMB610.4 million compared to that of the previous year

Net cash outflow from investing activities	24,842,938	2,091,489	1,087.81	A consideration of RMB20.4280 billion was paid for the acquisition of Felix; bank guarantee payment increased by RMB2.1130 billion compared to that of the previous year; a consideration of RMB766.2 million was paid for the acquisition of Hua Ju Energy

Net cash inflow from financing activities	18,503,741	-921,668	—	A bank loan of RMB20.7577 billion was received by Yancoal Australia Pty for the acquisition of Felix; payment of cash dividends increased by RMB1.1312 billion compared to that of the previous year

Net increase in cash and cash equivalents	180,934	4,082,320	-95.57	—

Chapter 4 Board of Directors’ Report

4.	Others

(1)	Debt to Equity Ratio

As at 31 December 2009, the Group’s debt to equity ratio was 77.2%, which was calculated on the basis of the equity attributable to the equity holders of the Company and the total amount of borrowings amounting to RMB29.1518 billion and RMB22.5098 billion, respectively.

(2)	Capital Resources and Use

In 2009, the Group’s principal source of capital was the cash flow from operations and bank loans. The Group has utilized its capital mainly for the payment of operating expenses, purchase of property, machinery and equipment, payment of dividends to the Shareholders, the acquisition of Hua Ju Energy and Felix and the establishment of Ordos Neng Hua.

Pursuant to the “Acquisition Agreement of Jining III Coal Mine”, during the reporting period, the Company paid a total of RMB13.248 million to the Controlling Shareholder for the mining rights of Jining III Coal Mine.

The Group’s capital expenditure for the purchase of property, plant and equipment for the year 2009 was RMB6.3878 billion, representing an increase of RMB4.3216 billion or 209.2% compared with RMB2.0662 billion in 2008, which was mainly due to the increase by RMB3.5469 billion and RMB755.2 million in the capital expenses for purchasing property, plant and equipment in the acquisition of Felix and Hua Ju Energy, respectively.

(3)	The Impact of Exchange Rate Changes on the Company

China implements a regulated and managed floating exchange rate system based on market supple and demand and by reference to a basket of currencies.

The impacts of exchange rate on the Group are mainly reflected in: (i) the overseas coal sales income as the overseas coal sales of the Group are calculated in U.S. dollars and Australian dollars; (ii) the exchange gains and losses of the foreign currency deposits; (iii) the cost of importing equipment and accessories of the Group.

In order to manage the foreign currency risk of the expected revenue, Yancoal Australia Pty, the Group’s subsidiary in Australia, has entered into a foreign exchange hedging contract with a bank. For details, please see Note 37 of the Financial Statements prepared under the IFRS.

Save as disclosed above, the Group did not plan to further hedge the exchange rate between RMB and foreign currencies.

Chapter 4 Board of Directors’ Report

(4)	Contingent liabilities

For details of the contingent liabilities, please see Note 51 of the Financial Statements prepared under the IFRS.

(5)	Taxation

In 2009, pursuant to the Enterprise Income Tax Law of the People’s Republic of China, the Company and all its subsidiaries incorporated in the PRC have been subject to an income tax rate of 25% and Yancoal Australia Pty has been subject to a tax rate of 30% on its taxable profits.

(III)	Plan of Capital Expenditure

The Group’s capital expenditure for the year 2010 is expected to be RMB4.0852 billion, which is intended to be made out of the Group’s internal resources.

The capital expenditure for the year 2009 and the estimated capital expenditure for the year 2010 of the Group are set out in the following table:

	2010 (Estimated) (RMB million)	2009 (RMB million)
The Company	1,174.6	995.1
Shanxi Neng Hua	25.8	31.1
Yancoal Australia Pty	2,110.1	174.8
Yulin Neng Hua	72.7	283.3
Heze Neng Hua	319.9	525.1
Hua Ju Energy	79.3	76.2
Ordos Neng Hua	302.8	—
Total	4,085.2	2,085.6

Considering the current sufficiency in cash flow and capital sources of the Group, the Company believes that it will have sufficient capital to satisfy its operational and development requirements.

Chapter 4 Board of Directors’ Report

(IV)	Substantially Controlled Companies and Investment in Joint Stock Company

	Name of Company	Nature of Business	Main Products or Services	Registered Capital	Registered Capital contributed by the Company	Total asset as at 31 December 2009	Net assets as at 31 December 2009	Unit: RMB’000 Net Profit for the year 2009
1.	Controlled companies
	Yulin Neng Hua	Energy and chemcials	Construction and operation of the Company’s investment in the 0.6 million tonnes methanol project	1,400,000	1,400,000	3,557,975	925,556	-266,749
	Shanxi Neng Hua	Investment management	Management of the Company’s investment project in Shanxi province	600,000	600,000	1,195,907	303,763	-148,598
	Heze Neng Hua	Energy	Development of coal resources in Juye Coal Field	1,500,000	1,450,000	3,365,899	1,233,870	-119,196
	Ordos Neng Hua	Energy and chemicals	Establishment of the 0.6 million tonnes methanol project	500,000	500,000	500,007	498,999	-1,001
	Yancoal Australia Pty	Investment Management	Management of the Company’s investment project in Australia	AUD64 million	AUD64 million	27,128,106	812,937	247,204
	Hua Ju Energy	Electricity	Thermal power generation and supply of heat	288,590	274,590	896,811	662,766	133,643
	Shandong Yanmei	Transportation of goods	Shipping by river, sale of coal and other products	5,500	5,060	37,016	13,514	4,419
	Zhong Yan Trading Co., Ltd.	International trading	International trade, product processing, commodity exhibition, trade between domestic industries and storage	2,100	1,100	8,729	7,953	455
2.	Joint stock company
	Huadian Zouxian Power Generation Company Limited	Electricity	Thermal power generation and sales on the grid	3,000,000	900,000	6,945,366	3,133,271	365,954

Chapter 4 Board of Directors’ Report

(V)	Investment Conditions of the Group during the Reporting Period

There were no financing activities during the reporting period and no previous funds raised were used for the current projects invested in.

Investments of the Group with its own funds during the reporting period were as follows:

Project Name	Major Operating activity	Project Amount	Interest in Investee Company (%)	Progress of the Project	Income from the Project
Acquisition of Hua Ju Energy	Thermal power generation and supply of heat	RM593.2 million	74.00	Completed the relevant share ownership transfer procedures on 18 February 2009	The net profits for 2009 of Hua Ju Energy were RMB133.6 million, bringing RMB104.2 million as net profits for the Group

		RMB173.0 million	21.14	Completed the relevant share ownership transfer procedures on 29 July 2009

Acquisition of Felix Resources Limited	Exploring, extracting and selling of coal	RMB20.4280 billion	100.00	Completed the relevant share ownership transfer procedures on 23 December 2009	—

Establishment of Ordos Neng Hua	For the establishment of the 0.6 million tonnes methanol project	RMB500 million	100.00	Completed the relevant company incorporation procedures on 18 December 2009	—

During the reporting period, the total capital invested by the Group was RMB21.6942 billion, compared with RMB771.3 million in 2008, representing an increase of RMB20.9229 billion or 2,712.7%.

Chapter 4 Board of Directors’ Report

(VI)	Major Risks faced by the Company, impacts and measures

1.	Risks arising from competition within the industry

With the formation of large-scale coal groups through the reorganization and integration of coal enterprises, the coal industry will be further concentrated, resulting in vigorous competition in the market. At the same time, a large number of non-coal based enterprises, mainly comprising of power generation companies, have begun to engage in coal mining, which has intensified the competition in the coal market. The rapid development of the integrated industrial model of coal enterprises with coal as raw materials has further intensified the homogeneous competition.

Counter-measures: Adhering to the strategic goal of establishing an internationalized and modernized multinational corporation, the Company will implement a development model consisting of both industrial operation and capital operation, undergoing focused enterprise integration and adjustment with advanced technology and management to obtain a new competitive advantage.

2.	Risks arising from product price volatility

Affected by the economic environment, macro-control policies of the State, changes the in the domestic and international supply and demand forces of coal and the transportation capacity of coal, the market price of coal is very volatile.

Counter-measures: In order to accurately grasp the situation of the market, the Company will increase its market monitoring and research levels, and enhance its own ability in market analysis and forecasting. By adjusting the marketing strategies timely in accordance with the price changes and market trends of different types of coal, the Company will strictly implement the policies of the “Three Zeroes Project” and “Four Optimizations” to reduce the negative impact arising from the fluctuations in coal prices on the performance of the Company.

3.	Risks arising from production safety

The coal industry is a high-risk industry. In recent years, most of the coal mines of the Company have engaged in deep mining and the geological conditions of some of the coal mines are becoming more complicated. At the same time, the Company has extended its operation from the coal industry to coal chemicals, further increasing the risks in production safety. Any major accidents in the area of safety will greatly impact the normal operation of the Company.

Counter-measures: On the one hand, the Company will continue to improve the relevant system and measures, implement the safety accountablilty system, arrange for the checking of potential risks and strengthen safety education. On the other hand, the Company will strengthen its emergency response management, and to achieve a timely response, exercise effective control and reduce the loss and impacts on the Company in the shortest possible time after the accident.

Chapter 4 Board of Directors’ Report

4.	Risk arising from coal resources

To date, coal production of the Company still mainly relies on its home base. However, the pressurization of coal in coal mines in the home base and new construction projects has become more serious. Due to the restrictions in policies and location, some coal resources cannot be exploited, thus accelerating the depletion of resources. Meanwhile, the impact of complex external environmental factors on external development work has been obvious and has led to difficulties in the implementation process of acquiring resources for the Company. If there is no way to effectively acquire more quality coal resources, the Company’s ability to develop in a sustainable manner will be seriously affected.

Counter-measures: Firstly, the Company will strengthen the scientific and technological research, development and promotion, so as to further enhance the standard of mining technology and the recovery rate of resources, and fully utilize existing resources. Secondly, the Company will further improve the development of external coal resources and strive to aquire new resources. The construction of external resources will be accelerated to ensure that the project can be put into operation as soon as possible and abilities in resource protection will be improved. Thirdly, the Company will strengthen its communication with local governments for coordinating the resettlement of villages located above coal fields, reasonably plan and carry out new construction projects so as to increase the recovery of existing resources of the Company.

II	DAILY OPERATIONS OF THE BOARD OF DIRECTORS

(I)	Board Meetings

Six meetings were held by the Directors during the reporting period:

Session and Number of meeting		Date of meeting	Disclosure date

1	The sixth meeting of the fourth session of the Board meeting	24 April 2009	24 April 2009
2	The seventh meeting of the fourth session of the Board meeting	24 July 2009	24 July 2009
3	The eighth meeting of the fourth session of the Board meeting	13 August 2009	13 August 2009
4	The ninth meeting of the fourth session of the Board meeting	21 August 2009	21 August 2009
5	The tenth meeting of the fourth session of the Board meeting	11 September 2009	11 September 2009
6	The eleventh meeting of the fourth session of the Board meeting	27 October 2009	27 October 2009

Chapter 4 Board of Directors’ Report

(II)	The Implementation by the Board of Shareholders’ Resolutions

During the reporting period, the Board exercised its powers under the PRC Company Law and the Articles and fulfilled its duties pursuant to Shareholders’ resolutions.

1.	According to the 2008 annual general meeting of the Company held on 26 June 2009, the Board completed the following tasks:

(1)	implemented the Profit Distribution Plan for 2008 and distributed to the Shareholders RMB0.40 (tax inclusive) per share as cash dividends, the total amount being RMB1.96736 billion (tax inclusive);

(2)	paid the annual remuneration to the Company’s auditors; and

(3)	made amendments to the Articles. The details are described in the paragraph headed “1. Company Governance” under “Chapter 7 Corporate Governance” of this annual report.

2.	In accordance with the resolutions of the first 2009 extraordinary Shareholders’ meeting held on 30 October 2009, the Board has completed the acquisition of the equity interest in Felix. The details are described in the paragraph headed “IV Assets Acquisitions and Mergers” under “Chapter 10 Significant Events” of this annual report.

(III)	Report of Audit Committee’s Performance

The Company set up the Audit Committee of the fourth session of the Board (the “Audit Committee”) after the approval of the first meeting of the fourth session of the Board held on 27 June 2008. The Audit Committee comprises of four independent non-executive Directors, Mr. Zhai Xigui, Mr. Pu Hongjiu, Mr. Li Weian and Mr. Wang Junyan and two non-executive Directors, Mr. Chen Changchun and Mr. Dong Yunqing. Mr. Zhai Xigui serves as the Chairman of the Audit Committee.

The Audit Committee’s main responsibilities include, proposing the appointment or replacement of external audit agencies, reviewing the Company’s accounting policies, procedures for disclosing financial information and preparation of financial reports, and reviewing the internal control system and risk management system of the Company.

During the reporting period, the Audit Committee conscientiously fulfilled the responsibilities specified in the Working Rules of the Audit Committee of the Board of Yanzhou Coal Mining Company Limited and conducted various tasks in a strict and regulated manner. The Audit Committee has already reviewed the interim results of the Company for the year 2009 and the final results of the Company for the year 2009, and has also examined the operation of the internal control system of the Company in 2009.

Chapter 4 Board of Directors’ Report

Details of the meetings were held by the Audit Committee are as follows:

Date	Main Topics	Member	Attendance

23 April (a.m.)

1. Review of the annual results of the Company for the year 2008;

2. Consider the re-appointment of the auditors and their remuneration for the year 2009; and

3. Debrief the auditors’ report on financial report for the year 2008 and the work progress of internal control system.

		Zhai Xigui Pu Hongjiu Li Weian Wang Junyan Chen Changchun Dong Yunqing	✓ Attended by proxy ✓ ✓ ✓ ✓

23 April (p.m.)

1. Consider the performance report of the Audit Committee for the year 2008;

2. Consider the rules and procedures of the annual report prepared by the Audit Committee; and

3. Debrief the management’s report on the operation of the Company for the year 2008.

		Zhai Xigui Pu Hongjiu Li Weian Wang Junyan Chen Changchun Dong Yunqing	✓ Attended by proxy ✓ ✓ ✓ ✓

6 August	Debrief the auditors’ report on the audit of interim financial report of 2009 and internal audit. Discussion was made with the auditors.	Zhai Xigui Pu Hongjiu Li Weian Wang Junyan Chen Changchun Dong Yunqing	✓ Attended by proxy ✓ ✓ ✓ ✓

4 January 2010 (a.m.)

1. Discuss with the auditors regarding:

(1) Scheduled progress and arrangement of auditing works for the year 2009; and

(2) Problems found during financial audit and internal control assessment;

2. Debrief the management’s report on the progress and rectification measures of the internal control system.

		Zhai Xigui Pu Hongjiu Li Weian Wang Junyan Chen Changchun Dong Yunqing	✓ Attended by proxy ✓ ✓ ✓ ✓

4 January 2010 (p.m.)

Management made a report to the Audit Committee regarding:

1. The Company’s production and operation status and progress of significant events for the year 2009; and

2. The Company’s financial policy, internal control, internal audit and initiatives to counter corruption practices.

		Zhai Xigui Pu Hongjiu Li Weian Wang Junyan Chen Changchun Dong Yunqing	✓ Attended by proxy ✓ ✓ ✓ ✓

Chapter 4 Board of Directors’ Report

In December 2009, the Audit Committee discussed with the auditors responsible for the annual audit and confirmed the time arrangements for the annual audit of the financial report of the Company for the year 2009. The Audit Committee urged the auditors to submit an audit report at the scheduled time in December 2009 and March 2010. The Audit Committee also requested the departments to the Board, including the Audit Department, in writing, to supervise the auditors in the auditing process.

Before the auditors conducted the annual audit, the Audit Committee reviewed and approved the financial reports prepared by the Group in January 2010. After the auditors provided their preliminary opinions, the Audit Committee again reviewed the financial report of the Group in March 2010 and was of the opinion that the financials report truly and fully reflected the overall conditions of the Group.

At the meeting held by the Audit Committee on 22 April 2010, a resolution relating to the annual financial report was passed and the submission of the report to the Board for review was approved. Resolutions were also made in approving the concluding opinions of the auditors on the auditing work of the Company for the year 2009, as well as the re-appointment of the auditors for the year 2010. The Audit Committee considers that the auditors have made objective and fair auditing comments in accordance with the related accounting principles and requirements. The appointment of auditors and the decision making process of their remuneration are in accordance with the law. The Audit Committee proposes the Company to re-appoint Shine Wing Certified Public Accountants and Grant Thornton as the domestic and international auditors of the Company for the year 2010, respectively.

(IV)	Report of Remuneration Committee’s Performance

The Remuneration Committee of the fourth session of the Board (the “Remuneration Committee”) was set up following approval from the Board at the first meeting of the fourth session of the Board held on 27 June 2008. The Remuneration Committee comprises of two independent non-executive Directors, Mr. Li Weian and Mr. Wang Junyan and one non-executive Director, Mr. Dong Yunqing. Mr. Li Weian serves as the Chairman of the Remuneration Committee.

The Remuneration Committee is mainly responsible for formulating remuneration policies for the Directors, Supervisors and senior management, and recommending to the Board remuneration plans for the Directors, Supervisors and senior management.

Pursuant to the “Remuneration Motion of the Directors, Supervisors and Senior Management for 2008” discussed and passed in the sixteenth meeting of the third session of the Board held on 18 April 2008 and with reference to the situation of completion of the Company’s operating targets for 2008, the remuneration of the Directors, Supervisors and senior management for 2008 were reviewed in accordance with the procedures.

Through various methods including external research and network information gathering, the Company proactively searched and recorded the remuneration levels of the senior management of a number of listed companies and also within the industry so as to determine and provide parameters for the remuneration of the Directors, Supervisors and senior management.

Chapter 4 Board of Directors’ Report

In accordance with the laws, statutes, related regulations of the CSRC and Shanghai Stock Exchange, as well as the internal control system and the Working Rules of the Remuneration Committee of the Board of the Company, the Remuneration Committee has reviewed the remuneration of the Directors, Supervisors and senior management disclosed by the Company for the year 2009.

Pursuant to the Remuneration Standard and the Operation Assessment Method of the Directors, Supervisors and Senior Management of Yanzhou Coal Mining Company Limited, the fulfillment of the key financial indicators and operating objectives for the year 2009, the division of work and the key responsibilities of the Directors, Supervisors and senior management, as well as the completion of performance targets of the Directors, Supervisors and senior management, the Remuneration Committee has reviewed the performance of the Directors, Supervisors and senior management and has made comparisons against the requirements of their performance appraisals. The Remuneration Committee considered that:

The Company confirms the remuneration standard of the Directors, Supervisors and senior management of the Company this year according to the unified remuneration management system. The remuneration system and the assessment and rewarding methods of the Company principally are workload-related and performance-based, which also align with the interests of the staff of the Company. At the same time, the Remuneration Committee reviewed the remuneration of the Directors, Supervisors and senior management disclosed in this annual report, which are consistent with the actual payments. In the year 2009, the remuneration of the Directors, Supervisors and senior management disclosed was not in violation of the remuneration management system nor was it inconsistent with the remuneration management system.

III	PROFIT DISTRIBUTION

The Board proposed the profit distribution plan for 2009 as follows:

(Prepared in accordance with PRC CASs) Unit: RMB’000

Undistributed profits at the beginning of year	12,710,055
Add: Net profit attributed to the Shareholders of the parent company	3,880,329
Less: Withdrawal of statutory surplus reserve	420,026
Ordinary shares dividends payable	1,967,360
Payable dividend to the original controlling shareholders by Hua Ju Energy	34,965
Undistributed profits at the end of the year	14,168,033
of which: cash dividends proposed after the balance sheet date	1,229,600

As return for the long-term support of the Shareholders, the Board proposed to declare a cash dividend payable in accordance with the Company’s persistent dividend policy at a sum of RMB1,229.6 million (tax inclusive), being RMB0.25 per share (tax inclusive) for the year 2009. This dividend distribution plan shall be implemented within two months after being approved by the Shareholders at the 2009 annual general meeting and then distributed to all the Shareholders.

Chapter 4 Board of Directors’ Report

According to the Articles of the Company, cash dividends shall be calculated and announced in RMB.

The amount of cash dividends and the proportion to net profits for the previous three years of the Company:

	2008	2007	2006

Amount of cash dividends (tax inclusive) (RMB million)	1,967.36	836.1	983.7
Net profit attributable to shareholders of the parent company (RMB million)	6,483.6	2,693.3	1,749.3
Percentage of net profits (%)	30.34	31.04	56.23

Note:	The calculation of the above-mentioned “Net profit attributable to shareholders of the parent company” is based on the PRC CASs. Retroactive adjustment was made according to the related provision.

IV	ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES OR AMENDMENTS OF SIGNIFICANT ACCOUNTING ERRORS

1	Change of Accounting Policies and Amendments of Significant Accounting Errors

During the reporting period, the Group made no changes in accounting policies and amendments of significant accounting errors.

2	Change of Accounting Estimates

The fixed assets of the Company with a life of 5-40 years were originally valued at RMB15.94 billion with a net scrap value rate of 3%. At the ninth meeting of the fourth session of Board held on 21 August 2009, the Board approved to change the net scrap value rate of the above fixed assets to 0% effective from 1 April 2009. The change in accounting estimates was mainly due to the raising of national safety standards, such that certain production equipment would be phased out of production and the low or nil gain arising from disposal of certain underground assets and buildings. The adjustment to the net scrap value rate of fixed assets complies with the prudence principle of accounting policies and reflects the position of the Company more accurately.

The change in accounting estimates resulted in a decrease of profit of RMB107.5 million of the Group for the year 2009.

Chapter 4 Board of Directors’ Report

V	OTHERS

(1)	Implementation of Technical Innovation

The Group fully implemented the strategy of “strong science and technology enterprise”. In 2009, the Company continued to adhere to the innovative system of having the Technical Committee as the decision making body, the Specialists Committee as the advisory body, the Technical Center as the management body and the combination of various technical research organizations and industry research departments as the research and development body. In 2009, the Group newly established 14 innovation teams and maintained a highly efficient operation of the research and development system.

In 2009, the Group completed 81 scientific and technological projects, obtained 19 technological patents and received 88 technological advancement incentives. At the same time, the Group accomplished the targeted standard of energy saving and environment protection set in the “Eleventh Five-Year Plan” one year ahead, through the enhanced technological transformation by means of strengthening the development of energy saving and environmental protection project.

(2)	Special Purpose Vehicles

As at the end of this reporting period, the Group was not involved in any affairs of special purpose vehicles.

(3)	Progress of the Establishment of a Policy of Users of the Company’s External Information

Details are found in the paragraph headed “1. Corporate governance situation” under “Chapter 7 Corporate Governance” of this annual report.

(4)	Independent Opinion and Special Note of the Independent Directors of the Company with regards to Accumulated and Current External Guarantees

In accordance with the Annual Report 2009 of Yanzhou Coal Mining Limited for the year ended 31 December 2009 (prepared under the PRC CASs) published by the Company’s auditors, and the External Guarantees of Yanzhou Coal Mining Limited published by the Company, the independent Directors have presented the following independent opinion regarding the external guarantees by the Company and its subsidiaries:

1.	During the reporting period, according to the financing arrangements required by the acquisition of Felix, the Company provided a guarantee to its wholly-owned subsidiary, Yancoal Australia Pty, for the obtaining of a USD3,040 million overseas loan. Yankuang Group provided a counter-guarantee. This guarantee does not have any material impact on the Company’s financial position and operating results which would damage the interests of the Company and Shareholders. The guarantee has been made in strict accordance with the decision making and approval procedures of the listing regulations and timely disclosure has been made.

During the reporting period, no other external guarantees have been made by the Company and the Company’s controlled subsidiaries.

Chapter 4 Board of Directors’ Report

2.	Regarding the internal control procedures of the external guarantee, the Company has complied with the laws, regulations and listing rules.

(5)	MAJOR SUPPLIERS AND CUSTOMERS

In 2009, the percentage of goods and services supplied by the Group’s five largest suppliers was less than 30% of the total purchases.

In 2009, net sales to the Group’s five largest customers accounted for 28.0% of the total net sales. The Group’s largest customer was Huadian International Power Corporation Limited for the year 2009, with net sales of RMB3,030.9 million, which accounted for 15.3% of the total net sales of the Group for the year 2009. To the knowledge of the Directors, none of the Directors, their associates or any Shareholders who own more than 5% of the share capital of the Company hold any interest in the Company’s five largest customers.

(6)	EMPLOYEES’ PENSION SCHEME

Details of the employees’ pension scheme of the Company are set out in Note 47 to the consolidated financial statements herein, which are prepared in accordance with the IFRS.

(7)	HOUSING SCHEME

According to the “Provision of Labor and Services Agreement” (which is referred to in the paragraph headed “5. Material connected transaction” under “Chapter 10 Significant Events”), Yankuang Group is responsible for providing dormitories to its own employees and the employees of the Group. The Group and Yankuang Group share the sundry expenses relating to the provision of such dormitories on a pro-rata basis based on their respective numbers of employees and the amount negotiated by the parties. Such expenses amounted to RMB86.2 million and RMB140.0 million in 2008 and 2009, respectively.

Since 2002, the Company has been paying to its employees a housing allowance for the purchase of residences, which is based on a fixed percentage of the employees’ wages. In 2009, the employees’ housing allowances paid by the Company amounted to RMB238.5 million in total.

Details of the housing scheme are set out in Note 48 to the consolidated financial statements herein, which are prepared in accordance with the IFRS.

Chapter 5 Changes in Share Capital and Shareholders

I.	CHANGES IN SHARE CAPITAL

(1)	Changes in Share Capital during the reporting period

During the reporting period, the total number of shares and the capital structure of the Company remained unchanged.

As at 31 December 2009, the share capital structure of the Company and the situation of the public float were as follows:

		Unit: share
		Par value per share: RMB1.00
		Shares	%

1.	Listed shares with restricted trading moratorium	2,600,041,800	52.8636%
	Shares held by state-owned legal person	2,600,000,000	52.8627%
	Natural person shareholding in A Shares	41,800	0.0009%
2.	Shares without trading moratorium	2,318,358,200	47.1364%
	A Shares	359,958,200	7.3186%
	H Shares	1,958,400,000	39.8178%
3.	Total share capital	4,918,400,000	100.0000%

(2)	Securities Issuance and Listing

As at the end of the reporting period, the Company did not issue or list any securities in the past three years.

During the reporting period, there were no incidents leading to changes in the total number of shares and capital structure.

II.	SHAREHOLDERS

(1)	Total Number of the Shareholders as at the end of the reporting period

As at 31 December 2009, the Company had a total of 130,038 Shareholders, of which 4 were the holders of A Shares subject to a trading moratorium, 129,849 were holders of A Shares without a trading moratorium and 185 were holders of H Shares.

(2)	The Top Ten Shareholders and the Top Ten Holders of Tradable Shares at the end of the reporting period

As at 31 December 2009, the top ten Shareholders and the top ten holders of tradable shares not subject to a trading moratorium were as follows:

Number of shareholders and situation of shareholdings

Unit: share
Total number of Shareholders	130,038 Shareholders
Shareholdings of the Top Ten Shareholders

Name of Shareholder	Class of shares	Percentage holding of the total capital (%)	Number of shares held	Increase/ decrease during the reporting period (shares)	Number of shares with selling restrictions held	Number of pledged or locked shares

Yankuang Group Corporation Limited	Domestic shares	52.86	2,600,000,000	0	2,600,000,000	0
HKSCC Nominees Limited	H Shares	39.73	1,954,155,146	-1,860,400	0	Unknown
Tongde Securities Investment Fund	Others	0.22	10,648,847	10,648,847	0	0
China AMC Industry Select Equity Investment Fund	Others	0.17	8,134,171	8,134,171	0	0
China Universal Balanced Growth Equity Investment Fund	Others	0.11	5,499,836	5,499,836	0	0
Chansheng Tongqing Segregated Trading Equity Investment Fund	Others	0.09	4,655,520	4,655,520	0	0
Jiashi CSI 300 Index Securities Investment Fund	Others	0.08	3,852,533	67,962	0	0
ICBCCS High Yield Equity Fund	Others	0.07	3,539,823	3,539,823	0	0
Chansheng Dynamic Select Securities Investment Fund	Others	0.07	3,499,766	3,499,766	0	0
BILL & MELINDA GATES FOUNDATION TRUST	Others	0.06	3,000,074	3,000,074	0	0

Chapter 5 Changes in Share Capital and Shareholders

Top Ten Shareholders Holding Tradable Shares not subject to Trading Moratorium

	Number of
Name of Shareholder	tradable shares held	Class of shares held

HKSCC Nominees Limited	1,954,155,146	Overseas listed foreign shares
Tongde Securities Investment Fund	10,648,847	Domestically listed domestic shares
China AMC Industry Select Equity Investment Fund	8,134,171	Domestically listed domestic shares
China Universal Balanced Growth Equity Investment Fund	5,499,836	Domestically listed domestic shares
Chansheng Tongqing Segregated Trading Equity Investment Fund	4,655,520	Domestically listed domestic shares
Jiashi CSI 300 Index Securities Investment Fund	3,852,533	Domestically listed domestic shares
ICBCCS High Yield Equity Fund	3,539,823	Domestically listed domestic shares
Chansheng Dynamic Select Securities Investment Fund	3,499,766	Domestically listed domestic shares
BILL & MELINDA GATES FOUNDATION TRUST	3,000,074	Domestically listed domestic shares
China AMC CSI 300 Index Securities Investment Fund	2,700,000	Domestically listed domestic shares
Connected relationship or concerted- party relationship among the above shareholders	As disclosed in the Shareholders above, the fund managers of China AMC Industry Select Equity Investment Fund and China AMC CSI 300 Index Securities Investment Fund are China Asset Management Co. Ltd. The fund managers of Tongde Securities Investment Fund, Chansheng Tongqing Segregated Trading Equity Investment Fund and Chansheng Dynamic Select Securities Investment Fund are Changsheng Fund Management Co. Ltd. Apart from this, it is not known whether other Shareholders are connected with one another or whether any of these Shareholders fall within the meaning of parties acting in concert.

Notes:

1.	The above information regarding “Total number of Shareholders” and the “Top Ten Shareholders and the Top Ten Holders of Tradable Shares” is based on the Register of Members provided by the China Securities Depository and Clearing Corporation Limited Shanghai Branch and Hong Kong Registrars Limited as at 31 December 2009.

2.	As the clearing and settlement agent for the Company’s H Shares, HKSCC Nominees Limited holds the Company’s H Shares in the capacity of a nominee.

Chapter 5 Changes in Share Capital and Shareholders

(3)	Shareholdings of the Top Ten Shareholders Holding Tradable Shares subject to Trading Moratorium

As at 31 December 2009, the table sets out the shareholdings of the top ten Shareholders holding tradable shares subject to trading moratorium:

					Unit: shares
No	Name of Shareholders subject to trading moratorium	Number of shares subject to trading moratorium held	Listing and trading date	Number of additional tradable shares	Undertakings

1	Yankuang Group	2,600,000,000	Should Yankuang Group complete the undertakings in shares appropriation of Yanzhou Coal, the Shares held by it can be listed and traded in the market.	0	Undertakings of Yankuang Group, referred to in the paragraph headed “8. Undertakings” under “Chapter 10 Significant Events”
2	Yang Deyu	20,000	1 July 2010	0	In accordance with the relevant laws, Directors, Supervisors and senior management staff cannot transfer the shares held by them within six months after termination of their employment with the Company.
3	Wu Yuxiang	20,000	In accordance with the relevant laws, during their employment with the Company, Directors, Supervisors and senior management staff can only transfer up to 25% of the total number of shares held by them each year. If the above persons sold any shares held by them within six months after purchasing or made any purchase within six months after disposal, any gain made shall be for the benefit of the Company.
4	Song Guo	1,800

Chapter 5 Changes in Share Capital and Shareholders

(4)	Substantial Shareholders’ interests and short positions in the shares and underlying shares of the Company

Save as disclosed below, as at 31 December 2009, no other person (other than a Director, chief executive or Supervisor of the Company) had any interest or short position in the shares and underlying shares of the Company as recorded in the register to be kept pursuant to Section 336 of the Securities and Futures Ordinance (the “SFO”).

Name of substantial shareholders	Class of shares	Number of shares held (shares)	Capacity	Type of interest	Percentage in the relevant class of share capital of the Company	Percentage in total share capital of the Company

Yankuang Group	A Shares (State-owned legal person shares)	2,600,000,000 (L)	Beneficial owner	Corporate	87.84% (L)	52.86% (L)
Templeton Asset Management Ltd.	H Shares	178,536,000 (L)	Investment manager	Corporate	9.12% (L)	3.63% (L)
JP Morgan Chase & Co.	H Shares	139,061,112 (L) 12,875,000 (S) 83,023,927 (P) (note 2)	Beneficial owner, investment manager and Custodian corporation/ Approved lending agent	Corporate	7.10% (L) 0.66% (S) 4.24% (P)	2.83% (L) 0.26% (S) 1.69% (P)
AllianceBernstein L.P.	H Shares	137,428,750 (L) (note 3)	Investment manager and having interests of controlled corporations	Corporate	7.02% (L)	2.79% (L)

Notes:

1.	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interests in a lending pool.
2.	The long positions in H Shares included 9,439,717 H Shares, which were held in the capacity of beneficial owners, 46,597,468 H Shares were held by investment managers and 83,023,927 H Shares were held as interests of controlled custodian corporation/approved lending agent.

The aggregate interests of short positions in H Shares were held in the capacity of beneficial owners.

Among the aggregate interests of short position in H Shares, 10,554,000 H Shares were held as derivatives.

3.	The long positions in H Shares included 132,748,750 H Shares held by investment managers and 4,680,000 H Shares were held as interests of controlled corporations.

Pursuant to the PRC Securities Law and section 336 of the SFO, save as disclosed above, no other Shareholder was recorded in the register as at 31 December 2009 as having an interest of 5% or more of the Company’s issued shares.

Chapter 5 Changes in Share Capital and Shareholders

(5)	Legal Persons as Shareholders with Shareholding of 10% or More

As at 31 December 2009, Yankuang Group held 2,600,000,000 Shares in the Company, representing 52.86% of the total share capital of the Company.

Yankuang Group, a wholly state-owned enterprise, is the Controlling Shareholder of the Company with a date of registration on 12 March 1996. Its registered capital is RMB3,353.388 million and its legal representative is Mr. Geng Jiahuai. Yankuang Group is principally engaged in coal production, coal chemicals, coal-electrolytic aluminum and the manufacturing of whole set machinery and electrical equipment. The actual controller of Yankuang Group is the State-owned Assets Supervision and Administration Commission of the People’s Government of Shandong Province.

During the reporting period, the Company’s Controlling Shareholder or its actual controller remained unchanged.

Diagram of equity and relationship of control between the Company and the actual controller:

SASAC of Shandong Province

                     i Shareholding: 100%

Yankuang Group Corporation Limited

                        i Shareholding: 52.86%

Yanzhou Coal Mining Company Limited

As at 31 December 2009, HKSCC Nominees Limited held 1,954,155,146 H Shares of the Company, representing 39.73% of the total share capital of the Company. HKSCC Nominees Limited is a participant of the Central Clearing and Settlement System and provides securities registrations and trustee services to its customers.

(6)	Pre-Emptive Rights

The Articles and the laws of the PRC do not contain any provision for any pre-emptive rights requiring the Company to offer new shares on a pro-rata basis to its existing Shareholders.

Chapter 6 Board of Directors, Supervisors, Senior Management and Employees

I.	BOARD OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Name	Gender	Title	Number of domestic shares held at the beginning of this reporting period (shares)	Increase/ decrease during the reporting period (shares)	Number of domestic shares held at the end of this reporting period (shares)	Reasons for change	Beginning Date & Ending date of the current office term Note 1

Wang Xin	Male	Chairman of the Board	0	0	0	—	27 June 2008 – 27 June 2011
Geng Jiahuai	Male	Vice Chairman of the Board	0	0	0	—	27 June 2008 – 27 June 2011
Li Weimin	Male	Vice Chairman of the Board, General Manager	0	0	0	—	Vice Chairman of the Board: 26 February 2010 – 27 June 2011
							General Manager: 24 July 2009 – 27 June 2011
Shi Xuerang	Male	Director	0	0	0	—	27 June 2008 – 27 June 2011
Chen Changchun	Male	Director	0	0	0	—	27 June 2008 – 27 June 2011
Wu Yuxiang	Male	Director, Chief Financial Officer	20,000	0	20,000	No change	27 June 2008 – 27 June 2011
Wang Xinkun	Male	Director, Deputy General Manager	0	0	0	—	27 June 2008 – 27 June 2011
Zhang Baocai	Male	Director, Secretary of the Board	0	0	0	—	27 June 2008 – 27 June 2011
Dong Yunqing	Male	Employee Supervisor	0	0	0	—	27 June 2008 – 27 June 2011
Pu Hongjiu	Male	Independent Non-executive Director	0	0	0	—	27 June 2008 – 27 June 2011
Zhai Xigui	Male	Independent Non-executive Director	0	0	0	—	27 June 2008 – 27 June 2011
Li Weian	Male	Independent Non-executive Director	0	0	0	—	27 June 2008 – 27 June 2011
Wang Junyan	Male	Independent Non-executive Director	0	0	0	—	27 June 2008 – 27 June 2011
Song Guo	Male	Chairman of the Supervisory Committee	1,800	0	1,800	No change	27 June 2008 – 27 June 2011
Zhou Shoucheng	Male	Deputy Chairman of the Supervisory Committee	0	0	0	—	27 June 2008 – 27 June 2011
Zhang Shengdong	Male	Supervisor	0	0	0	—	27 June 2008 – 27 June 2011
Zhen Ailan	Female	Supervisor	0	0	0	—	27 June 2008 – 27 June 2011
Wei Huanmin	Male	Employee Supervisor	0	0	0	—	27 June 2008 – 27 June 2011

Name	Gender	Title	Number of domestic shares held at the beginning of this reporting period (shares)	Increase/ decrease during the reporting period (shares)	Number of domestic shares held at the end of this reporting period (shares)	Reasons for change	Beginning Date & Ending date of the current office term Note 1

Xu Bentai	Male	Employee Supervisor	0	0	0	—	27 June 2008 – 27 June 2011
Jin Tai	Male	Deputy General Manager	0	0	0	—	27 June 2008 – 27 June 2011
Zhang Yingmin	Male	Executive Deputy General Manager	0	0	0	—	27 June 2008 – 27 June 2011
He Ye	Male	Deputy General Manager	0	0	0	—	27 June 2008 – 27 June 2011
Qu Tianzhi	Male	Deputy General Manager	0	0	0	—	27 June 2008 – 27 June 2011
Tian Fengze	Male	Deputy General Manager	0	0	0	—	27 June 2008 – 27 June 2011
Shi Chengzhong	Male	Deputy General Manager	0	0	0	—	27 June 2008 – 27 June 2011
Lai Cunliang	Male	Deputy General Manager	0	0	0	—	27 June 2008 – 27 June 2011
Ni Xinghua	Male	Chief Engineer	0	0	0	—	27 June 2008 – 27 June 2011

Notes:

1.	The above terms of office end at the closing of the Shareholders’ meeting for the election of members for the new sessions of the Board and Supervisory Committee. The appointment and dismissal of senior management staff are determined according to the closing of the Board meeting.
2.	Save as disclosed above, as at 31 December 2009, none of the Directors, chief executive and senior management had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (as defined in Part XV of the SFO), nor had any of them been granted any rights or short positions to subscribe for any interest in the shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in Part XV of the SFO) which (i) was required to be recorded in the register established and maintained in accordance with section 352 of the SFO; or (ii) required to be notified to the Company and Hong Kong Stock Exchange in accordance with the Model Code for Securities Transactions by Directors of the Listed Issuers (the “Model Code”) (Appendix 10 to the Hong Kong Listing Rules) (which shall be deemed to apply to the Company’s Supervisors to the same extent as it applies to the Directors).

All of the above disclosed interests represent the Company’s long position in shares.

3.	As at 31 December 2009, the Directors, Supervisors and senior management together held 21,800 of the Company’s A shares, representing 0.0004% of the share capital of the Company. The Directors, Supervisors and senior management held these shares in the capacity of beneficial owners.

As at 31 December 2009, none of the Directors, Supervisors, senior management nor their respective spouses or children under the age of 18 were granted any rights by the Company for any interests in the shares, underlying shares or debentures of the Company or its associated corporations.

Chapter 6 Board of Directors, Supervisors, Senior Management and Employees

II.	MAJOR WORK PROFILE

(1)	Brief biography of Directors, Supervisors and Senior Management

Directors

WANG Xin, aged 51, a researcher in engineering technique application, doctor of engineering technology and holding an EMBA degree, chairman of the Board. Mr. Wang is also the vice chairman of the board, the general manager and the party committee deputy secretary of Yankuang Group. Mr. Wang joined the predecessor of the Company in 1982 and became the vice general manager of Yankuang Group in 2000. He was appointed as a director of the board of directors and vice general manager of Yankuang Group in 2002 and was appointed as the vice chairman of the board of directors and the general manager of Yankuang Group in 2003. In 2004, he was appointed as a Director and the chairman of the Board. Since 2007, he has been the party committee deputy secretary of Yankuang Group. Mr. Wang graduated from China University of Mining and Technology and Nankai University.

GENG Jiahuai, aged 59, a researcher in engineering technique application and holder of an EMBA degree, is the vice chairman of the Board and at the same time the chairman of the board of directors and the party committee secretary of Yankuang Group. During the period from 1985 to 2002, Mr. Geng successively acted as the deputy director of Zibo Mining Bureau, the head of the Zibo Safety and Supervision Bureau and the director general of Zibo Mining Bureau. Mr. Geng joined Yankuang Group in 2002 and became the general manager, the vice chairman of the board of directors and the party committee deputy secretary of Yankuang Group. Mr. Geng was appointed the chairman of the board of the directors and the party committee secretary of Yankuang Group in 2003. Mr. Geng became a Director of the Company in 2002 and the vice chairman of the Company in 2004. Mr. Geng graduated from Nankai University.

LI Weimin, aged 49, a researcher in engineering technique applications and doctor of mining engineering and holder of an EMBA degree. Mr. Li is the vice chairman and general manager of Yanzhou Coal Mining Company Limited. Mr. Li joined the predecessor of the Company in 1982. In November 2002, Mr. Li was appointed as the manager of the Jining Coal Mine III of the Company. In August 2006, Mr. Li was appointed as the deputy chief engineer and the deputy head of the Safety and Supervision Bureau of Yankuang Group. In December 2007, Mr. Li was promoted to be the head of the Safety and Supervision Bureau of Yankuang Group. In May 2009, Mr. Li was appointed as the deputy general manager of Yankuang Group. Mr. Li was appointed as the general manager of the Company in July 2009 and was subsequently appointed as a Director and the vice chairman of the Company in February 2010. Mr. Li graduated from China University of Mining and Technology and Nankai University.

SHI Xuerang, aged 55, a senior engineer and holder of an EMBA degree, is a Director of the Company and deputy general manager of Yankuang Group. From 2001 to 2003, Mr. Shi acted as the deputy general manager of Xinwen Coal Mining Group Company Limited. He joined Yankuang Group as a deputy general manager in 2003 and was appointed as a Director of the Company in 2005. Mr. Shi graduated from Nankai University.

Chapter 6 Board of Directors, Supervisors, Senior Management and Employees

CHEN Changchun, aged 57, a senior accountant, is a Director of the Company and a director, the chief accountant and the chief legal advisor of Yankuang Group. Mr. Chen joined the Company’s predecessor in 1984 and became the chief accountant and a director of Yankuang Group in 1998 and 2004, respectively. Mr. Chen was appointed as a Director of the Company in 2005 and was appointed as the chief legal advisor of Yankuang Group in 2006. Mr. Chen graduated from Beijing Coal Cadre Institute.

WU Yuxiang, aged 48, a senior accountant with a master’s degree, is a Director and the chief financial officer of the Company. Mr. Wu joined the Company’s predecessor in 1981 and became the chief accountant of the finance department of the Company’s predecessor in 1996. Mr. Wu was appointed as the manager of the finance department of the Company in 1997, and was appointed as a Director and the chief financial officer of the Company in 2002. Mr. Wu graduated from the Party School of Shandong Provincial Communist Committee.

WANG Xinkun, aged 57, a senior economist with a master’s degree, is a Director and the deputy general manager of the Company. Mr. Wang joined the Company’s predecessor in 1977. Mr. Wang became a manager of the coal transportation and sales department of the Company in 2000, and a deputy general manager of the Company in 2002. He was appointed as a Director of the Company in 2004. Mr. Wang graduated from Tianjin University.

ZHANG Baocai, aged 42, a senior accountant with an EMBA degree, is a Director and the board secretary of the Company. Mr. Zhang joined the Company’s predecessor in 1989 and was appointed as the head of the planning and finance department of the Company in 2002. He was appointed as a Director and the board secretary of the Company in 2006. Mr. Zhang graduated from Nankai University.

DONG Yunqing, aged 54, a professor-level senior administrative officer, is a Director and the chairman of the labor union of the Company. Mr. Dong joined the Company’s predecessor in 1981 and was the vice chairman of the labor union of Yankuang Group from 1996 to 2002. Mr. Dong was appointed as a Director and the chairman of the labor union of the Company in 2002. Mr. Dong graduated from Central Communist Party School Correspondence Institute.

Independent Non-Executive Directors

PU Hongjiu, aged 73, a professor-level senior engineer, is an independent non-executive Director of the Company. He is currently the vice chairman of the China Coal Industry Association, chairman of Coal Industry Association of China International Association and the chairman of the China Coal Society. Mr. Pu served as deputy minister of the Ministry of Coal Industry and from 1997-2002 was a member of the Communist Party of China Central Commission of Discipline Inspection. Mr. Pu was a party group member and the head of disciplinary inspection unit of the State Administration of Work Safety and State Administration of Coal Mine Safety in 2001. He has been the chair-person of China Coal Academy since 2001 and the first vice-chairman of the China Coal Industry Association from 2003 to 2009 and is currently the honorary chairman. In 2007, he was appointed deputy director of National Energy Experts Advisory Committee. He was appointed as an independent non-executive Director of the Company in 2005. Mr. Pu graduated from Hefei Mining Institute.

Chapter 6 Board of Directors, Supervisors, Senior Management and Employees

ZHAI Xigui, aged 67, a senior auditor, is an independent non-executive director of the Company. Mr. Zhai is currently the president of the China Audit Society. Mr. Zhai was the deputy chief auditor of the National Audit Office in 1996 and was the vice secretary of the party group of the National Audit Office in 1999. He was elected as the deputy to the 10th Session of the National People’s Congress of the PRC (“NPC”) and a member of the Finance and Economics Committee of the 10th Session of the NPC in 2003. Mr. Zhai was appointed as the president of China Audit Society in 2005 and as an independent non-executive Director of the Company in 2008. Mr. Zhai graduated from Central University of Finance and Economics.

LI Weian, aged 53, a doctor of management and a doctor of economics, is an independent non-executive Director of the Company and a professor of Nankai University. Mr. Li is the Dean of the Business School of Nankai University, a director of the Corporate Management Research Center and a part-time member of the Science Counseling Team of the Degree Committee of the State Council and a deputy director of the Business Administration Teaching Direction Committee of the Ministry of Education, enjoying the special government allowance. He was appointed as the Dean of the Business School of Nankai University in 1997, become one of the first group of National distinguished professors in Arts appointed under the Cheung Kong Scholars Program in 2004 and undertook the position as an independent non-executive Director of the Company in 2008. Mr. Li graduated from Nankai University and Keio University.

WANG Junyan, aged 39, holder of a master’s degree in finance and an independent non-executive Director of the Company. Mr. Wang is the chairman of the board and the investment director of Shenghai Investment and Management Co., Ltd. and the managing director general manager and an investment director of CITIC Securities International Investment and Management (Hong Kong) Co., Ltd. He was appointed as the managing director of Shanghai First Finance Group Co., Ltd. in October 1997, and was appointed as the chairman of the board and an investment director of Shenghai Investment and Management Co., Ltd in January 2007. He was appointed as an independent non-executive Director of the Company and the director general manager and the investment director of CITIC Securities International Investment and Management (Hong Kong) Co., Ltd. in 2008. Mr. Wang graduated from the University of Hong Kong.

Supervisors

SONG Guo, aged 55, a professor-level senior administrative officer with an EMBA degree, is the chairman of the Supervisory Committee of the Company and a deputy secretary of the party committee of Yankuang Group. In 2002, Mr. Song was the officer-in-charge of the office of Coal Management Bureau of Shandong Province. He was the secretary of the disciplinary inspection committee of Yankuang Group from 2003 to 2007. He was appointed as a deputy secretary of the party committee of Yankuang Group in 2004 and the vice chairman of the supervisory committee of the Company in 2005. In 2008, Mr. Song became the chairman of the supervisory committee of the Company. He graduated from Nankai University.

Chapter 6 Board of Directors, Supervisors, Senior Management and Employees

ZHOU Shoucheng, aged 57, a professor-level senior administrative officer with master degree, is the vice chairman of the Supervisory Committee of the Company and the secretary of the disciplinary inspection committee and the chairman of the labour union of Yankuang Group. Mr. Zhou joined the predecessor of the Company in 1979 and has held the posts of the secretary of the Youth League committee of Yankuang Group, the secretary of the party committee of Beisu Coal Mine and the secretary of the party committee and the vice manager of Xinglongzhuang Coal Mine successively from 1984 to 2002. He was the chairman of the labour union of Yankuang Group from 2002 to 2007 and became the secretary of the disciplinary inspection committee and the chairman of the labour union of Yankuang Group in 2007. In 2008, Mr. Zhou was appointed as the vice chairman of the Supervisory Committee of the Company. Mr. Zhou graduated from Central Communist Party School Correspondence Institute.

ZHANG Shengdong, aged 53, is a senior accountant, a Supervisor of the Company. He is also the assistant to the general manager, the deputy chief accountant and the head of the finance department of Yankuang Group. Mr. Zhang joined the Company’s predecessor in 1981 and became the head of the finance of Yankuang Group in 2002. He also became the deputy chief accountant of Yankuang Group, a Director of the Company, the head of the finance company preparatory office of Yankuang Group in 2002. Mr. Zhang was appointed as the assistant to the general manager of Yankuang Group in 2008. Mr. Zhang graduated from China University of Mining and Technology.

ZHEN Ailan, aged 46, is a senior accountant, a senior auditor, a Supervisor of the Company and the deputy director of the audit department of Yankuang Group. Ms. Zhen joined the Company’s predecessor in 1980. She became the deputy director of the audit division of Yankuang Group in 2002 and was appointed as the deputy head of the audit department of Yankuang Group in 2005. In 2008, Ms Zhen became a Supervisor of the Company. Ms. Zhen graduated from Northeastern University of Finance and Economics.

WEI Huanmin, aged 53, a professor-level senior administrative officer, a Supervisor and the secretary of the disciplinary inspection committee of the Company. Mr. Wei joined the Company’s predecessor in 1984. He was the deputy secretary of the disciplinary inspection committee and the director of the division of inspection of the Company from 2002 to 2006. He was appointed as the secretary of the disciplinary inspection committee of the Company in 2006. In 2008, Mr. Wei became an employee Supervisor of the Company. Mr. Wei graduated from Central Communist Party School Correspondence Institute.

XU Bentai, aged 51, a professor-level senior administrative officer of professor level with a master’s degree, is an employee supervisor of the Company and the chairman of Jining III Coal Mine’s labor union. Mr. Xu joined the Company’s predecessor in 1978 and became the chairman of Jining III Coal Mine’s labor union in 1999. Mr. Xu became an employee supervisor of the Company in 2002. Mr. Xu graduated from the party school of Shandong Provincial Communist Committee.

Chapter 6 Board of Directors, Supervisors, Senior Management and Employees

Senior Management

JIN Tai, aged 58, a researcher in engineering technique application with a master’s degree, is a deputy general manager of the Company. Mr. Jin joined the Company’s predecessor in 1968. He became the head of Xinglongzhuang Coal Mine in 1998 and became the deputy general manager of Yankuang Group in 2000. Mr. Jin has been appointed as a deputy general manager of the Company since 2004. Mr. Jin graduated from China University of Mining and Technology.

ZHANG Yingmin, aged 56, a researcher in engineering technology application with an EMBA degree, is the executive deputy general manager of the Company and a director of Yankuang Group. Mr. Zhang joined the Company’s predecessor in 1971. In 1996, he was the director of the division of production technology of Yankuang Group. He became the head of Baodian Coal Mine in 2000. Mr. Zhang became an executive deputy general manager of the Company in 2002 and a deputy general manager of Yankuang Group in 2003. In 2004, Mr. Zhang became a director of Yankuang Group and became chief of the safety supervision bureau of the Company from 2004 to 2007. Mr. Zhang graduated from Nankai University.

HE Ye, aged 52, a researcher in engineering technology application, a doctor of engineering, is a deputy general manager of the Company. Mr. He joined the Company’s predecessor in 1993. He became the head of Jining II Coal Mine in 1999 and became the executive deputy general manager of an industrial company subordinated to Yankuang Group in 2002. Mr. He has been appointed as a deputy general manager of the Company since 2004. Mr. He graduated from China University of Mining and Technology.

QU Tianzhi, aged 47, a researcher in engineering technique application, a doctor of engineering, is the deputy general manager of the Company. Mr. Qu joined the Company’s predecessor in 1985 and became the head of Dongtan Coal Mine in 2000. He was appointed as a deputy general manager of the Company in 2006. Mr. Qu graduated from China University of Mining and Technology.

TIAN Fengze, aged 53, a senior economist with a master’s degree, is a deputy general manager of the Company. Mr. Tian joined the Company’s predecessor in 1976 and became the head of Beisu Coal Mine in 1991. Mr. Tian became a deputy general manager of the Company in 2002. He graduated from Party School of Shandong Provincial Communist Committee.

SHI Chengzhong, aged 47, a researcher in engineering technique application with an EMBA degree and Master of mining engineer, is a deputy general manager of the Company. Mr. Shi joined the Company’s predecessor in 1983 and became a deputy chief engineer of Yankuang Group in 2000 and a deputy general manager of the Company in 2002. He graduated from Northeastern University and Nankai University.

LAI Cunliang, aged 49, a senior engineer with a master’s degree in mining engineering and an EMBA degree, is a deputy general manager of the Company. Mr. Lai joined the Company’s predecessor in 1980 and became the head of Xinglongzhuang Coal Mine of the Company in 2000. He has been a director and the general manager of Yancoal Australia Pty since 2004. Mr. Lai became a deputy general manager of the Company in 2005. He graduated from China University of Mining and Technology and Nankai University. He became executive director of Yancoal Austrilia Pty.

Chapter 6 Board of Directors, Supervisors, Senior Management and Employees

NI Xinghua, aged 53, a researcher in engineering technique application with a master’s degree, is the chief engineer of the Company. Mr. Ni joined the Company’s predecessor in 1975 and became a deputy chief engineer of Yankuang Group in 2000. He has been appointed as the chief engineer of the Company since 2002. Mr. Ni graduated from Tianjin University.

(2)	Term of office of Directors, Supervisors and senior management at the Controlling Shareholder

Name	Unit	Title	Employment

Wang Xin	Yankuang Group	Vice chairman of the Board.	Since 18 October 2003
General Manager
		The party committee deputy Secretary	Since 13 December 2007

Geng Jiahuai	Yankuang Group	Chairman of the Board,	Since 6 April 2003
		The party committee Secretary	Since 18 October 2003

Shi Xuerang	Yankuang Group	Vice General Manager	Since 16 October 2003

Chen Changchun	Yankuang Group	Chief Accountant	Since 25 June 1998
		Director	Since 16 December 2004
		Chief Legal Advisor	Since 31 August 2006

Song Guo	Yankuang Group	The party committee deputy Secretary	Since 16 December 2004

Zhou Shoucheng	Yankuang Group	Chairman of the Labour Union,	Since 26 May 2002
		Secretary of the Disciplinary	Since 13 December 2007
Inspection Committee

Zhang Shengdong	Yankuang Group	The Head of Finance Department	Since 28 January 1999
		Deputy chief Accountant	Since 9 June 2002
		Assistant to General Manager	Since 30 October 2008

Zhen Ailan	Yankuang Group	Deputy Director of Audit Department	Since 13 March 2005

Zhang Yingmin	Yankuang Group	Director	Since 16 December 2004

Chapter 6 Board of Directors, Supervisors, Senior Management and Employees

(3)	Term of office of Directors, Supervisors and senior management in associated companies

Name	Unit	Title	Employment

Wang Xin	Yankuang Xinjiang Neng Hua Company Limited	Chairman of the Board	Since 18 July 2007
	Shanghai Yankuang Energy Science Research Co., Ltd.	Chairman of the Board	Since 20 January 2003
	Yanmei Heze Neng Hua Co., Ltd	Chairman of the Board	Since 14 May 2004
	Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	Chairman of the Board	Since 21 July 2009
	Yanzhou Coal Mining Ordos Co., Ltd	Chairman of the Board	Since 19 December 2009
	Yancoal Australia Pty Limited	Chairman of the Board	Since 13 August 2005
	Austar Coal Mine Pty Limited	Chairman of the Board	Since 13 August 2005
	Felix Resources Limited	Chairman of the Board	Since 19 December 2009

Li Weimin	Yanmei Heze Neng Hua Co., Ltd	Vice Chairman of the Board	Since 28 October 2009
	Yanzhou Coal Mining Ordos Co., Ltd	Vice Chairman of the Board	Since 19 December 2009
	Yancoal Australia Pty Limited	Vice Chairman of the Board	Since 19 December 2009
	Austar Coal Mine Pty Limited	Vice Chairman of the Board	Since 19 December 2009
	Felix Resources Limited	Vice Chairman of the Board	Since 19 December 2009

Chen Changchun	Yankuang Xinjiang Neng Hua Company Limited	Director	Since 18 July 2007
	Shanghai CIFCO Futures Co., Ltd	Director	Since 12 November 2007

Wu Yuxiang	Huadian Zouxian Power Generation Company Limited.	Chairman of the Supervisory Committee	Since 14 August 2007
	Yanmei Heze Neng Hua Co., Ltd	Director	Since 14 May 2004
	Yankuang Shanxi Neng Hua Company Limited	Director	Since 15 June 2007
	Yancoal Australia Pty Limited	Director	Since 13 August 2005
		Chief Financial Officer	Since 19 December 2009
	Austar Coal Mine Pty Limited	Director	Since 13 August 2005
		Chief Financial Officer	Since 19 December 2009
	Felix Resources Limited	Director	Since 19 December 2009
Chief Financial Officer

Wang Xinkun	Huadian Zouxian Power Generation Company Limited.	Vice Chairman of the Board	Since 14 August 2007
	Yankuang Shanxi Neng Hua Company Limited	Director	Since 15 June 2007
	Shandong Yanmei Shipping Co.,	Chairman of the Board	Since 10 December 2003

Chapter 6 Board of Directors, Supervisors, Senior Management and Employees

Name	Unit	Title	Employment

Zhang Baocai	Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	Director	Since 23 July 2008

Pu Hongjiu	Shanghai Datun Energy Company Limited	Independent Non-executive Director	Since 20 April 2004

Wang Junyan	Livzon Pharmaceuticals Company Limited	Independent Non-executive Director	Since 16 April 2007
	China Aerospace International Holdings Ltd	Independent Non-executive Director	Since 30 March 2007
	Shenghai Investment and Management Co., Ltd.	Chairman and Investment Director	Since 1 January 2007
	CITIC Securities International Investment and Management (Hong Kong) Co., Ltd.	Managing Director and Investment Director	Since 1 August 2008

Song Guo	Jinan Yongguang Yibai Estate Development Co., Ltd.	Chairman of the Supervisory Committee	Since 30 August 2005

Zhang Shengdong	Yankuang Shanxi Neng Hua Company Limited	Chairman of the Supervisory Committee	Since 15 June 2007

Wei Huanmin	Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	Chairman of the Supervisory Committee	Since 23 July 2008
	Yanzhou Coal Mining Ordos Co., Ltd	Chairman of the Supervisory Committee	Since 19 December 2009
	Yanmei Heze Neng Hua Co., Ltd	Chairman of the Supervisory Committee	Since 28 October 2009

He Ye	Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	Director, General Manager	Since 23 July 2008
	Yanzhou Coal Mining Ordos Co., Ltd	Director, General Manager	Since 19 December 2009

Qu Tianzhi	Yankuang Shanxi Neng Hua Company Limited	Chairman of the Board	Since 15 June 2007

Shi Chengzhong	Guizhou Panjiang Coal Power Company Limited	Director	Since 4 November 2003

Lai Cunliang	Yancoal Australia Pty Limited	Executive Director	Since 19 December 2009
	Austar Coal Mine Pty Limited	Executive Director	Since 19 December 2009
	Felix Resources Limited	Executive Director	Since 19 December 2009

Chapter 6 Board of Directors, Supervisors, Senior Management and Employees

III	REMUNERATION POLICY FOR DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT

The remuneration for the Directors, Supervisors and senior management is proposed to the Board by the Remuneration Committee of the Board. Upon review and approval by the Board, any remuneration proposal for the Directors and supervisors will be submitted to the Shareholders’ general meeting for approval. The remuneration for the senior management is reviewed and approved by the Board.

The Company adopts a combined annual remuneration and risk control system as the principal means for assessing and rewarding the Directors and senior management. The annual remuneration includes basic salary and benefit income. The basic salary is determined according to the operational scale of the Company with reference to the market wages and the income of employees, whereas benefit income is determined by the actual operational achievement of the Company. The annual remuneration for the Directors and senior management of the Company are pre-paid on a monthly basis and are cashed after the assessment to be carried out in the following year.

The remuneration policy for the other employees of the Group is principally a position and skill remuneration system, which determines the remuneration of the employees on the basis of their positions and responsibilities and their quantified assessment results. Rewards are linked to the Company’s overall economic efficiency.

The aggregate wages and bonuses for the year 2009 paid for Director, Supervisor and senior management of the Group were RMB4.276 million (tax inclusive) , with details listed below:

		Salary received in
		the reporting period
Title	Name	(tax inclusive) (RMB’000)

Director	Wang Xin	Wages and allowance received from the Controlling Shareholder

	Geng Jiahuai	Wages and allowance received from the Controlling Shareholder

	Li Weimin	73
	Shi Xuerang	Wages and allowance received from the Controlling Shareholder
	Chen Changchun	Wages and allowance received from the Controlling Shareholder
	Wu Yuxiang	264
	Wang Xinkun	300
	Zhang Baocai	264
	Dong Yunqing	264
	Pu Hongjiu	109
	Zhai Xigui	109
	Li Weian	109
	Wang Junyan	109

Chapter 6 Board of Directors, Supervisors, Senior Management and Employees

		Salary received in
		the reporting period
Title	Name	(tax inclusive) (RMB’000)

Supervisor	Song Guo	Wages and allowance received from the Controlling Shareholder
	Zhou Shoucheng	Wages and allowance received from the Controlling Shareholder
	Zhang Shengdong	Wages and allowance received from the Controlling Shareholder
	Zhen Ailan	Wages and allowance received from the Controlling Shareholder
	Wei Huanmin	264
	Xu Bentai	311

Senior Management	Jin Tai	74
	Zhang Yingmin	73
	He Ye	73
	Qu Tianzhi	300
	Tian Fengze	265
	Shi Chengzhong	300
	Lai Cunliang	540
	Ni Xinghua	300

The remuneration of Mr. Li Weimin, Mr. Jin Tai, Mr. Zhang Yingmin and Mr. He Ye are approved by the State-Owned Assets Supervision and Administration Commission of Shandong Province. Their remuneration is received from the Company from August 2009 onwards. The remuneration of Mr. Yang Deyu, the former vice chairman of the Board and General Manager, was RMB0.177 million (tax inclusive) for the year 2009.

IV	APPOINTMENT, RESIGNATION OR ELECTION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT DURING THE REPORTING PERIOD

(1)	Appointment of the General Manager

Reaching the age of retirement, Mr. Yang Deyu, the former general manager of the Company, tendered a letter of resignation to the Board on 23 July 2009, to resign from the position of general manager.

At the seventh meeting of the fourth session of the Board held on 24 July 2009, the Company appointed Mr. Li Weimin as the Company’s general manager.

(2)	Election of Directors and Vice Chairman of the Board

Mr. Yang Deyu, the former Vice Chairman of the Board, tendered his resignation to the Board on 31 December 2009, resigning from his positions as a Director and Vice Chairman of the Company.

At the first extraordinary general meeting of 2010 of the Company and the thirteenth meeting of the fourth session of the Board held on 26 February 2010, Mr. Li Weimin was elected as non-independent director and vice chairman of the fourth session of the Board.

Chapter 6 Board of Directors, Supervisors, Senior Management and Employees

V	INTERESTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT IN CONTRACTS

None of the Directors, Supervisors or senior management of the Company had a direct or indirect material interest in any material contract entered into or performed by the Company, its controlling Shareholder, any of its subsidiaries or fellow subsidiaries during the year ended 31 December 2009.

VI	EMPLOYEES

As at 31 December 2009, the Group had a total number of 49,633 employees, of which 3,595 were administrative personnel, 1,816 were technicians, 34,516 were involved in production and 9,706 were other supporting staff.

The Group had 19.3% of staff who had diploma or degree, 65.8% of staff had middle school education (including high school or technical school) and 14.9% of staff had primary school education or below.

Pursuant to the “Provision of Labor Service Supply Agreement” entered into between the Company and Yankuang Group, Yankuang Group shall provide welfare services to the resigned and retired staff of the Company, while the Company shall pay welfare fees (including welfare expenses required by the PRC such as pensions, subsidies and other benefits) to the resigned and retired staff of Yankuang Group. During the reporting period, the total number of resigned and retired staff of which the Group was responsible for their welfare payment was 15,987.

The total wages and allowances of the staff of the Group for the year 2009 amounted to RMB2.9855 billion.

Chapter 7 Corporate Governance

I.	CORPORATE GOVERNANCE

(in accordance with PRC CASs)

In accordance with the PRC Company Law, PRC Securities Law, foreign and domestic laws and regulations in places where the Company’s shares are listed, the Group has set up a relatively regulated, stable and established corporate governance system since listing and has abided by the corporate governance principles of transparency, accountability and protection of the rights and interests of the Shareholders. There is no significant difference between the corporate governance system of the Company and the requirements in relevant documents detailed by the CSRC.

(1)	Corporate Governance

The Company has closely monitored the securities market standards and amendments to rule of law, and has actively improved its corporate governance during the reporting period:

1.	As approved by the annual general meeting for the year 2008 held on 26 June 2009, the Company amended the terms of the Articles relating to profit distribution, electronic means of communication with Shareholders and defined the cash dividend appropriation ratios, which improved the communication mechanism with Shareholders.

2.	As approved at the first 2010 extraordinary general meeting of the Company held on 26 February 2010, the Company amended the Rules of Procedures for the Board of Yanzhou Coal Mining Company Limited and the Rules of Procedures for the Supervisory Committee of Yanzhou Coal Mining Company Limited. Following amendments to the listing regulatory requirements and the Articles, amendments have been made to the duties and powers of independent Directors, the composition of specialized committees, the composition of the Supervisory Committee and method of notification of Supervisory Committee meetings.

3.	As approved at the thirteenth meeting of the fourth session of the Board held on 26 February 2010, the Company made amendments to the Information Disclosure Management System of Yanzhou Coal Mining Company Limited, established an accountability system concerning the responsibility for the information disclosure of significant errors and a record system of the use of external information, improved the use of external information system and amended the accountability provisions concerning unauthorized disclosure and non-disclosure of important information.

With regards to the Company’s special reform on corporate governance, in relation to the Articles involving H Shares, the matter of full compliance with the PRC listing rules has not been resolved and the Articles are not completely amended. Once the CSRC has amended the Mandatory Provisions for the Articles of Association of Companies Listed Overseas, the Company will make amendments to its Articles in respect of the articles which involve H Shares within the time limit. The board secretary of the Company is responsible for this matter.

(2)	Work policy and performance of Independent Directors

The Committee of Independent Directors was set up at the time of establishment of the Company. At the twentieth meeting of the second session of the Board meeting held on 25 April 2005, the Work Policy and Performance of Independent Directors of Yanzhou Coal Mining Company Limited was approved. This policy mainly included the duties and powers of independent Directors, the work policy of independent non-executive Directors with regards to the preparation of annual reports, their terms of office and conditions, protection of the right of information, risks and protection of duties, etc. The Company has continuously amended and improved the duties of independent non-executive Directors according to the relevant listing rules.

During the reporting period, the independent Directors have carried out their duties in accordance with the requirements of the CSRC’s Corporate Governance of Listing Companies, Guiding Opinion Relating to the Establishment of Independent Director Systems by Listed Companies, foreign and domestic listing rules, the Articles and the Work Policy of Independent Directors by Yanzhou Coal Mining Company Limited. The independent Directors have attended the Company’s Board meetings in 2009, actively participated in the establishment of committees under the Board, provided professional and constructive advice on significant matters of the Company and have performed an important function in the operation of the Company by protecting the legitimate interests of the minority Shareholders.

During the reporting period, the independent Directors of the Company have expressed a concurring opinion on the 2009 remuneration policies of the Company’s Directors, Supervisors and senior management, the election of Directors and the recruitment of senior management. They also issued a specific opinion in relation to the granting of the external guarantee for the year 2008 and the first half of 2009. Independent opinions were expressed in relation to the execution of daily connected transactions for the year 2008, the acquisition of shares of Hua Ju Energy and acquisition of equity interest in Felix.

During the reporting period, the attendance of Board meetings by the independent Directors were as follows:

Name of Independent Non-executive Director	Number of board meetings held during the year (number)	Attendance in person (number)	Attendance by proxy (number)	Absence (number)

Pu Hongjiu	6	6	0	0
Zhai Xigui	6	6	0	0
Li Weian	6	6	0	0
Wang Junyan	6	6	0	0

Note: In accordance with the listing rules of the CSRC and the Articles, the Directors may vote at the meeting by facsimile.

Chapter 7 Corporate Governance

During the reporting period, the independent Directors had no objections to any resolutions or other matters.

In the progress of preparing this annual report, the independent Directors strictly complied with the Notice of the China Securities Regulatory Commission (Announcement of Securities and Future Commission [2008] No. 48) and Announcement on the 2009 Annual Reports of Listed Companies and Associated Tasks (CSRC [2009] No. 34) and conscientiously fulfilled their duties, maximizing their independent role in the preparation of the annual report.

(3)	“Five Separations”

Human Resources: The Company maintains independence in areas of labour, personnel and payroll management. The senior management of the Company are remunerated by the Company and they have not taken up other duties other than as Directors of the Controlling Shareholder.

Assets: The Company is equipped with an independent production system, a supplementary production system and related facilities, as well as a purchase and sales system. The Company is the legal owner of certain industrial property rights, intangible assets such as non-patented technology. The trade mark of the Company is registered and owned by the Controlling Shareholder and can be used by the Company at zero consideration.

Finance: The Company has established an independent finance department, an independent accounting system and an independent financial management policy. The Company has maintained separate bank accounts.

Organization: The Company has a complete internal business and management structure and independently exercises its management authority. There does not exist any supervisory or reporting relationships with the functional departments of the Controlling Shareholder or other controlled entity.

Business: The Company operates with an extensive business scope that is independent from the Controlling Shareholder or other controlled entity.

(4)	The Establishment and Implementation of the Internal Control System

During the reporting period, the Board, in accordance with the relevant requirements under the US Sarbanes-Oxley Act, Guidance on Internal Control for Listed Companies issued by the Shanghai Stock Exchange and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) issued by Hong Kong Stock Exchange, completed an evaluation of the effectiveness of the internal control system.

The Company has further strengthened the establishment of the internal control system and regulated the weaker session of the internal system. The establishment of internal system including “Examination Method of Informationalized Management”, “Opinions in relation to the Further Strengthening of the Internal Financial Control”, “Managing Method of Fixed Asset”, “Stocktaking Management Method of the Inventory and Trading of Coal”, “Managing Method of Land Subsidence Budget” and “Examination Method of the Quantitative Accounting” has improved the system and strengthened the inspection of the fundamental procedures and business training, which further enhanced the execution capacity of the system.

Chapter 7 Corporate Governance

The Group has made arrangements regarding internal control procedures and systems for the Company, its subordinated departments and subsidiaries, and the business of the Company. The audit department, planning and finance department, information management department, risk management department, human resources department, enterprise development department and other departments serve as the internal control organizations and the main inspecting and supervisory divisions. The Board has assessed the effectiveness of the Company’s internal control system at least once a year since 2007.

At the sixth meeting of the fourth session of the Board held on 24 April 2009, the Board made an assessment on the effectiveness of its internal control system for the year 2008, and appointed Grant Thornton to make an external assessment on the internal control of the Company. The assessment result was that there was a significant defect in the Company’s internal control system as the draft consolidated financial statements of the Company as at 31 December 2008 contained some misstatements and deficiencies in disclosure. The management duly corrected these mistakes and deficiencies, which were reflected in the financial statements. The Company has adopted the following improvement measures: firstly, to enhance the education and training of the financial staff, especially training with regards to the IFRS and employ professionals with relevant financial experience; secondly, to further improve the financial accounting policies and procedures to prevent repeated misstatements and deficiencies in disclosure.

At the fourteenth meeting of the fourth session of the Board held on 23 April 2010, the Board made an assessment on the effectiveness of its internal control systems. The assessment result was that, since 1 January 2009 until the end of the reporting period, no major fault was found in the design of the internal control or its implementation. The internal control system of the Company is sound and has been implemented effectively. Grant Thornton is making an external assessment on whether the internal control of the Company in 2009 complies with the requirements of the US Sarbanes-Oxley Act.

The self-assessment report of the Board was posted on the Shanghai Stock Exchange’s website, Hong Kong Stock Exchange’s website and the Company’s website.

(5)	Appraisal and Motivation Mechanism for Senior Management and the relevant Award System during the Reporting Period

The Company has adopted a combined annual remuneration and risk control system as the principal means for assessing and rewarding the Directors and senior management of the Company since 2003. This links the assessment results with the economic and operational achievement of the Company. In accordance with the relevant operation and management indicators and standards, the Company assesses the performance and efficiency of the senior management. Pursuant to the completion of the operation indicators of the senior management and the results of the assessment, the Company will pay the remuneration to the senior management for the year 2009.

Chapter 7 Corporate Governance

II.	REPORT OF CORPORATE GOVERNANCE

(under the Hong Kong Listing Rules)

(1)	Compliance with Corporate Governance Practices

The Group has set up a relatively regulated, stable and established corporate governance system and has abided by the corporate governance principles of transparency, accountability and protection of the rights and interests of all Shareholders.

The Board believes that good corporate governance is important to the operation and development of the Group. The Board regularly reviews corporate governance practices to ensure the Company’s operation is in compliance with the laws, regulations and supervisory rules of places where the shares of the Company are listed, and consistently endeavors to implement a high standard of corporate governance.

The corporate governance rules implemented by the Group include, but are not limited to, the following: the Articles, the Rules of Procedure for Shareholders’ Meetings, the Rules of Procedure for Board Meetings, the Rules of Procedure for Supervisory Committee Meetings, the System of Work of the Independent Directors, the Rules for Disclosure of Information, the Rules for the Approval and the Disclosure of Connected Transactions of the Company, the Rules for the Management of Relationships with Investors, the Code for Securities Transactions of the Management, the Standard of Conduct and Professional Ethics for Senior Employees, the Measures on the Establishment of Internal Control System and the Measures on Overall Risk Management. For the year ended 31 December 2009 and as of the date of this annual report, the corporate governance rules and practices of the Group are compliant with the principles and the code provisions set out in the Code on Corporate Governance Practices (the “Corporate Governance Code”) contained in Appendix 14 to the Hong Kong Listing Rules.

The following are major aspects of the corporate governance practice adopted by the Group, which are more stringent than the Corporate Governance Code:

•

The provisions set out in the Code for Securities Transactions of the Management, and the Standard of Conduct and Professional Ethics of the Senior Employees, are stricter than those of the Model Code of the Hong Kong Listing Rules;

•

The Group is improving the structure of its internal control system to comply with the US Sarbanes-Oxley Act, Guidance on Internal Control for Listed Companies issued by the Shanghai Stock Exchange, and Basic Norms of Internal Control jointly issued by five ministries including the Chinese Ministry of Finance and others, where the standards of the internal control are more detailed than those of the Corporate Governance Code;

•	The Company announced the evaluation conclusions of the Board in relation to the effectiveness of internal control for the year 2009;

•

The Company formulated the Working Rules of annual report of the Audit Committee, and specifically detailed the duty and division of labour by the Audit Committee in the course of preparing annual reports.

During the reporting period, the Company has strictly complied with the above corporate governance practices and has not deviated from any such requirements.

Chapter 7 Corporate Governance

(2)	Securities Transactions of Directors and Supervisors

Having made enquiries of all the Directors and Supervisors, the Directors and Supervisors have strictly complied with the Model Code during the reporting period.

On 21 April 2006, the Code for Securities Transactions of the Management was approved at the Company’s fifth meeting of the third session of the Board. On 23 April 2010, the Code for Securities Transactions of the Management was amended at the Company’s fourteenth meeting of the fourth session of the Board. The relevant requirements relating to the securities transactions under the PRC domestic laws, regulations and requirements are included in the Code for Securities Transactions of the Management, which is drafted based on the Model Code, but is stricter than the Model Code.

(3)	Board of Directors

The Board comprises of thirteen Directors including four independent non-executive Directors. The names and positions of the Directors are described in the paragraph headed “Chapter 6 Shareholding of Directors, Supervisors, Senior Management and Employees of the Company” under the section headed “Board of Directors, Supervisors, Senior Management and Employees” in this annual report.

The Board is mainly responsible for the strategic decision making of the Company and the supervision of operations of the Company and its management. The Board primarily has the power to decide on operation plans and investment policy, to formulate the policy for financial decision and distribution of profits, to implement and review the internal control system, and to confirm the management organization and the basic management system of the Company, etc. The duties and powers of the Board and the management have been set out in detail in the Articles.

According to the Articles and the Rules of Procedure for Board Meetings, all Directors are entitled to propose matters to be included in the agenda for Board meetings. The Company shall deliver a notice to the Directors of an ordinary Board meeting 14 days before or for an extraordinary Board meeting, three days before the meeting date. The agenda and information for discussion will be circulated to the Directors for their review five days before an ordinary Board meeting or three days before an extraordinary Board meeting. Draft and final versions of the minutes of Board meetings will be sent to all Directors for their comments and records respectively, each cases within a reasonable time after the Board meeting is held. The Directors may express opinions on the draft minutes of the meeting and shall keep the final version of the board minutes. Any of the Directors are entitled to inspect the minutes of Board meetings at any reasonable time.

The Board and each Director has independent channels to communicate with the senior management of the Company.

Chapter 7 Corporate Governance

The Company has set up an unit under the Board, through which all Directors are able to access the services of the secretary of the Board. The Board is entitled, at the Company’s expense, to seek independent professional advice for its Directors in appropriate circumstances. When the Board considers connected transactions, any connected Director would abstain from voting on such transaction.

For the year ended 31 December 2009, six Board meetings were held and the Directors attended the meetings in person or by means of electronic communication. All of the Directors attended the meetings, representing 100% attendance of the Board.

Each of the independent non-executive Directors have submitted to the Company an annual confirmation concerning his independence pursuant to Rule 3.13 of the Hong Kong Listing Rules. The Company confirms that all of the four independent non-executive Directors comply with the qualification requirements of independent non-executive Directors as required under the Hong Kong Listing Rules.

Except for their working relationship, there is no financial, business, family or any other material relationship between the Directors, Supervisors and senior management.

The Directors are responsible for preparing the Company’s financial accounts as a true and fair reflection of the Company’s financial situation, operating results and cash flows for the relevant accounting period.

(4)	Chairman and Chief Executive Officer

Mr. Wang Xin serves as the Chairman of the Company, and Mr. Li Weimin is the General Manager. The authorities and responsibilities of the Chairman and the General Manager are clearly divided. Details of such authorities and responsibilities of the Chairman and the General Manager are set out in detailed in the Articles.

The relevant systems of the Company ensure that all Directors are properly informed of current issues and are able to obtain complete, accurate and adequate information in time. The Chairman also has similar responsibility.

(5)	Terms of Office of Non-Executive Directors

Each of the non-executive Directors has entered into a service contract with the Company. Pursuant to the Articles, the term of office of the members of the Board (including the non-executive Directors) is three years. The members of the Board can be reappointed consecutively after expiry of the term. However, the term of reappointment of independent non-executive Directors cannot exceed six years.

The duties of the non-executive Directors include, but are not limited to, the following:

•

participate in the Board meetings of the Company, provide independent advice on matters involving strategy, policy, performance of the Company, accountability, resources, main appointments and codes of conduct;

Chapter 7 Corporate Governance

•	play a leading and guiding role in the event of potential conflicts of interest;

•	accept appointments as members of the audit committee, remuneration committee, nomination committee and other governing committees;

•	scrutinize whether the performance of the Company achieves its objectives and targets, supervise and report the performance of the Company.

(6)	Remuneration of Directors

The remuneration policies, remuneration calculation and payment methods of the Directors, Supervisors and senior management have been included in the paragraph headed “3. Remuneration Policy” under the chapter headed “Chapter 6 Board of Director, Supervisors, Senior Management and Employees” in this annual report.

The establishment and the operation of the Remuneration Committee of the Board of the Group has been included in the paragraph headed “II. Daily Operations of the Board of Directors” under the chapter headed “Chapter 4. Report of Board of Directors” in this annual report.

Chapter 7 Corporate Governance

(7)	Nomination of Directors

The Company has not set up a nomination committee of the Board.

The Company has set up and has been strictly implementing transparent and fair nomination and election procedures for Directors. Pursuant to the Articles, the candidates for directorship are generally proposed by the Board to consider at a Shareholders’ meeting by way of a resolution. The Shareholders and the Supervisory Committee may nominate a candidate for directorship in accordance with the requirements of the Articles.

(8)	Auditors’ Remuneration

The details are described in the paragraph headed “7. Appointment and Dismissal of Auditors” under the Chapter headed “Chapter 10 Significant Events” in this annual report.

(9)	Audit Committee

The details are described in the paragraph headed “2. Daily Operations of the Board of Directors” under the Chapter headed “Chapter 4 Report of Board of Director” in this annual report.

(10)	Internal Controls

The details are described in the paragraph headed “1. Corporate Governance” under the Chapter headed “Chapter 7 Corporate Governance” in this annual report.

(11)	Directors’ Acknowledgment of their Responsibilities in the Preparation of the Company’s Accounts

All Directors acknowledge their responsibility for preparing the accounts for the year ended 31 December 2009.

(12)	Information Disclosure

The Company emphasizes the truthfulness, timeliness, fairness, impartiality and publicity of information disclosure and has observed the disclosure requirements set out in the Hong Kong Listing Rules. The Chief Financial Officer shall ensure the financial report and related information disclosed are a truthful and fair reflection of the Company’s business operations and financial status, applying the applicable accounting standards and relevant rules and regulations.

Pursuant to the newly issued supervisory regulations, the Company has amended its relevant regulations in a timely manner. The amendments to the Information Disclosure Management System of Yanzhou Coal Mining Company Limited relating to accountability system of significant errors and users of external information were approved at the thirteenth meeting of the fourth session of the Board held on 26 February 2010.

Chapter 7 Corporate Governance

(13)	Investor Relations

Pursuant to the laws and supervisory regulations of both the domestic and overseas places where the Company’s shares are listed, and based on day-to-day business practices, the Company has developed and perfected the Rules for the Management of Investors’ Relationship and the Rules for Disclosure of Information to regulate the management of investor relations.

The Company has set up standardized and effective information collection, compilation, examination, disclosure and feedback control procedures to ensure that disclosure of information is in compliance with governance requirements of places where the Company’s shares are listed, and also to give investors reasonable access to the Company’s information. The Company actively considers the needs of investors and strives to enable investors to draw conclusions independently based on the disclosed information.

The Company holds at least two international and domestic road-shows a year. Through face-to-face meetings, the Company reports to investors on its business operations, while collecting opinions and suggestions in relation to the Company from the investors and the capital markets.

The Company greatly emphasizes communications with Shareholders through Shareholders’ meetings, and encourages the minority Shareholders to participate in Shareholders’ meetings by various means such as internet voting. The Chairman and the Vice Chairman of the Board, the General Manager, the Chairman and the Vice Chairman of the Supervisory Committee, and the relevant Directors and Supervisors generally attend the Shareholders’ meetings. At the Shareholders’ meetings, each resolution is proposed separately and all the resolutions are voted by poll.

III.	COMPLIANCE WITH AND EXEMPTION FROM CORPORATE GOVERNANCE STANDARDS IMPOSED BY THE NEW YORK STOCK EXCHANGE

(under the US listing regulations)

As at the date of this annual report, 52.86% of the Company’s shareholding is owned by Yankuang Group. The Company is therefore exempted from certain requirements under Section 303A of the Listed Company Manual of the New York Stock Exchange (the “NYSE”): (1) the Company is not required to comply with Section 303A.01, to form a Board with a majority of independent Directors, (2) the Company is not required to comply with Section 303A.04, to form a nomination and corporate governance committee of the Board with all the members being independent Directors, and (3) the Company is not required to comply with Section 303A.05, to form a remuneration committee of the Board with all the members being independent Directors.

Chapter 7 Corporate Governance

As a foreign listed company, set out below are the material differences between the Company’s corporate governance practices and the NYSE’s corporate governance requirements contained in Section 303A of the Listed Company Manual of the NYSE:

	NYSE Listed Company Manual Requirements on Corporate Governance	Differences from the corporate governance practices currently adopted by the Company

Meetings held by non-executive Directors	Non-executive directors of each listed company are to meet regularly without the participation of executive directors at such meetings (Section 303A.03)

At present, there is no identical corporate governance requirement in the PRC.

The Company has established a reporting system for all the Directors to ensure that the Directors are kept informed of the Company’s business and operations. The Company believes that the holding of Board meetings on a regular basis offers the non-executive Directors an effective communication forum to raise their concerns and engage in full and open discussions regarding the Company’s affairs.

Corporate Governance Guidelines

A listed company must adopt and disclose corporate governance guidelines. These corporate governance guidelines should include:

•  qualifications of directors;

•  responsibilities and obligations of directors;

•  communications between directors and the management and independent advisors;

•  remuneration of directors;

•  training for new directors and continuing education of directors;

•  re-appointment of the management; and

•  annual review of the performance of the board (Section 303A.09)

Although the Company has not adopted a separate set of corporate governance guidelines encompassing all the corporate governance requirements of the NYSE, the Company has, however, formulated the Rules of Procedures for the Shareholders’ Meetings, Rules of Procedures for the Board Meetings, Rules of Procedures for the Supervisory Committee, Rules for the Work of the Independent Non-Executive Directors, Rules for Disclosure of Information, Rules for the Approval and the Disclosure of the Connected Transactions of the Company, and other corporate governance documentation in accordance with the regulations and requirements of listing in China.

The corporate governance rules and procedures as detailed above basically covers the corporate governance requirements of the NYSE, and are of an even greater scope and in greater detail than the requirements of the NYSE. This enables the promotion of the standard operation of the Company.

Code of Business Conduct and Ethics	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code of business conduct and ethics for directors or executive officers. (Section 303A.10)	Although the Company has not adopted a Code of Business Conduct and Ethics which completely conforms to the NYSE requirements, the Company has adopted a suitable Code of Ethics in compliance with the listing regulatory regulation and requirements in China. The Code of Business Conduct and Ethics is found on the Company’s website. The Company believes that the existing Code of Business Conduct and Ethics appropriately protects the interests of both the Company and its Shareholders.

Chapter 8 Shareholders’ General Meeting

During the reporting period, the information of the Shareholders’ general meetings were as follows:

	Session and Number of Meeting	Date of Meeting	Disclosure Date

1	The first 2009 A Shareholders’ meeting; and the first 2009 H Shareholders’ meeting	23 January 2009	23 January 2009

2	The 2008 annual general meeting	26 June 2009	26 June 2009

3	The 2009 second A Shareholders’ meeting; and the 2009 second H Shareholders’ meeting	26 June 2009	26 June 2009

4	The 2009 first extraordinary Shareholders’ meeting	30 October 2009	30 October 2009

Chapter 9 Report of Supervisory Committee

During the reporting period, all Supervisors of the Company fulfilled their supervising responsibilities, protected the interests of the Company and the Shareholders, adhered to the principles of prudence and trustworthiness and actively carried out their duties with care and diligence, pursuant to the PRC Company Law and the Articles.

MEETING OF THE SUPERVISORY COMMITTEE

The Supervisory Committee held three meetings during the reporting period. Details of each of the meetings were as follows:

1.	The fourth meeting of the fourth session of the Supervisory Committee was held on 24 April 2009. The Supervisory Committee’s Report for the Year 2008, the 2008 Annual Report, the Financial Report for the Year 2008, the Profit Distribution Plan for the Year 2008, Social Responsibility Report 2008, Information Disclosure Management System Report for the Year 2008, and the Proposal for change in Accounting Policy and the First Quarterly Report of 2009 were considered and approved.

2.	The fifth meeting of the fourth session of the Supervisory Committee was held on 21 August 2009. The Interim Report for the Year 2009, Change of Accounting Policy and Change of Accounting Estimates were considered, approved and passed at the meeting.

3.	The sixth meeting of the fourth session of the Supervisory Committee was held on 27 October 2009. The Third Quarterly Report of the Year 2009 was considered, approved and passed at the meeting.

The Supervisory Committee has provided its independent opinion on the following matters:

1.	Compliance with rules and regulations by the Company and its Operations in 2009

The Supervisory Committee has, pursuant to the relevant laws and regulations, carried out investigatory and supervisory functions on matters such as the resolutions of and the procedures on convening the meetings of the Shareholders and the Directors, the implementation of the resolutions of the Shareholders’ by the Board, the performing of duties by the senior management and the management system of the Company. No breach of law, regulations or the Articles has occurred. No breach of laws and regulations by the Directors and senior management of the Company in the course of performing their duties have occurred. The Supervisory Committee considers that the performance of the Board and management in 2009 was in compliance with the relevant PRC laws and regulations and the Articles, and that it has been serious, responsive and systematic in its decision-making procedures. The internal control system implemented effectively.

2.	Examination of the financial condition of the Company

The Supervisory Committee has examined the financial condition and operation results of the Company for the reporting period. The Supervisory Committee considers that the contents and format of the Company’s financial statements are in compliance with all applicable rules. Further, the information provided accurately and objectively reflects the Company’s financial condition and operating results for the reporting year. The financial results are true, and all costs, expenses and provisions have been incurred and made in accordance with the relevant laws, regulations and the Articles.

3.	Usage of Funds Raised

During the reporting period, there were no funds raised by the Group and there were no previously raised funds being used for the current projects invested in by the Company.

4.	Fairness of Asset Acquisitions

During the reporting period, the trading and pricing terms for acquisitions of assets were fair and there were no insider dealings and transactions which prejudized the interests of Shareholders and resulted in any capital loss to the Company.

5.	Connected Transactions

During the reporting period, the connected transactions between the Company and the Controlling Shareholder and its subsidiaries were fair, reasonable, lawful and did not prejudize the interests of the Shareholders.

Song Guo
Chairman of the Supervisory Committee

Zoucheng, the PRC
23 April 2010

Chapter 10 Significant Events

I.	MATERIAL EVENTS

(1)	Litigation and Arbitration

The Company was not involved in any significant litigation or arbitration during the reporting period.

(2)	Repurchase, Sale or Redemption of Shares of the Company

The Shareholders at the 2008 annual general meeting, the 2009 second A Shareholders’ meeting and the 2009 second H Shareholders’ meeting all held on 26 June 2009 respectively resolved and granted the Board a general mandate. Subject to the approvals of the relevant regulatory authorities and the relevant laws, regulations and the Articles, the Board may, during the relevant period, make the necessary decision based on the needs and the market conditions to repurchase H Shares not exceeding 10% of the total amount of existing issued H Shares as at the date of passing of the resolutions.

As at the disclosure date of this annual report, the Company has not exercised the general mandate of repurchasing H Shares.

II.	EXTERNAL EQUITY INVESTMENTS

As at 31 December 2009, the external equity investments made by the Company were as follows:

No	Stock code	Stock abbreviation	Number of shares held (share)	% of share capital of the company	Investment cost at the beginning (RMB)	Accounting items	Book value at the end of the reporting period (RMB)	Current income (RMB)

1	600642	Shenergy	22,323,900	0.77%	60,420,274	Financial assets available-for-sale	254,045,982	2,232,390

2	601008	Lianyungang	1,380,000	0.26%	1,760,419	Financial assets available-for-sale	10,626,000	55,200

Total					62,180,693		264,671,982	2,287,590

Source of Shenergy shares: Agreement for the transfer of public corporate shares in 2002 and bonus issue shares in 2004.

Source of Lianyungang shares: subscription to promoter’s shares and bonus issue shares in 2007 at the time of establishment of the company.

Save as disclosed above, the Company has made no equity investments in other listed companies or financial enterprises as at the reporting date.

III.	SHARE INCENTIVE SCHEME

The Company did not have any share incentive scheme during the reporting period.

IV.	ASSET ACQUISITIONS AND SALES, MERGERS

(1)	Acquisition of shares of Hua Ju Energy

As approved at the second extraordinary Shareholders’ meeting of 2008 held on 23 December 2008, the Company acquired 74% equity interest in Hua Ju Energy held by Yankuang Group for a consideration of RMB593 million using its own funds on 18 February 2009.

As approved at the seventh meeting of the fourth session of the Board held on 24 July 2009, the Company acquired, using RMB116 million of its own funds, a 14.21% equity interest in Hua Ju Energy held by Shandong Chuangye Investment Development Company. As approved at a meeting of general managers held on 24 July 2009, the Company acquired, using RMB56 million and RMB0.2835 million of its own funds, a 6.9% equity interest and a 0.03% equity interest in Hua Ju Energy held by Jining Shengdi Investment Management Company Limited and Ms. Wu Zenghua, respectively. On 29 July 2009, the Company completed the relevant share ownership transfer procedures. After the above-mentioned acquisition, the percentage of equity interest in Hua Ju Energy held by Yanzhou Coal increased to 95.14%, while Shandong Honghe Mining Group Co., Ltd. continues to hold a 4.86% equity interest in Hua Ju Energy.

Through the acquisition of Hua Ju Energy by the Company and the establishment of the electricity business management platform, the number of connected transactions were reduced, business restructuring were speeded up, the distribution of resources were optimized and overall economic performance improved. The acquisition of Hua Ju Energy involved a consideration of RMB766.2 million, representing approximately 14.2% of the total profits of RMB5,411.2 million for the Group in 2009 under PRC CASs. This transaction did not have any impact on the business continuity and management stability. In accordance with the IFRS standards, a net profit of RMB133.6 million was achieved by Hua Ju Energy in 2009 contributing to a net profit of RMB104.2 million to the Group.

For details of the transactions, please refer to the connected transaction announcements relating to the Connected Transaction-Acquisition of 74% Equity Interest in Hua Ju Energy, and the Connected Transaction-Acquisition of 14.21% Equity Interest in Hua Ju Energy, posted on the websites of the Hong Kong Stock Exchange and the Company and/or PRC newspapers, namely the China Securities Journal and the Shanghai Securities News on 24 October 2008 and 24 July 2009, respectively.

Chapter 10 Significant Events

(2)	Acquisition of Shares of Felix

As approved at the first extraordinary Shareholders’ meeting 2009 held on 30 October 2009, the Company’s subsidiary in Australia, Yancoal Australia Pty, through its wholly-owned subsidiary, Austar Company, acquired 100% of the issued share capital in Felix for AUD3.3328 billion. On 23 December 2009, the relevant share ownership transfer procedures were completed. Felix was delisted after the close of business of the Australian Securities Exchange (“ASX”) on 30 December 2009 pursuant to the relevant listing rules of the ASX.

Felix is a company incorporated in Brisbane, Australia whose principal activities are the exploration of coal resources, production and operation. Through the assessment by international mineral resources and assets evaluation agences, as at 30 June 2009, the total coal reserves of Felix was approximately 2.020 billion tonnes and the proven and probable reserves was 510 million tonnes, of which 1.389 billion tonnes of the total coal reserves and 386 million tonnes of the proven and probable reserves are attributable to Felix’s equity holders.

The major coal assets currently owned by Felix are located in New South Wales and Queensland. As at the date of this annual report, Felix has Ashton Coal Mine (including its two coal mines, with one of them being an underground coal mine, the other one an open-cut coal mine), Minerva Coal Mine, Yarrabee Coal Mine and Moolarben Coal Mine (including its two coal mines, with one of them being an underground coal mine, the other one an open-cut coal mine). Moolarben Coal Mine will commence operation in May 2010. According to the assessment of mining technology by international professional bodies, the annual production capacity of the Moolarben open-cut mine is expected to reach 10 million tonnes. The Moolarben Coal Mine is under construction. Felix also holds an equity interest of 15.4% in the third coal port in Newcastle.

The acquisition of Felix is line with the requirement of the Group’s long-term development strategy. It is beneficial for increasing the Group’s reserve base, strengthening business continuity and sustainable development. This acquisition has a relatively large positive influence on the Group’s financial condition and operating results. It helps to improve the asset to debt structure, increase operating income, enhance production scale and raise core competitiveness. The acquisition delivered synergies with the Group’s existing Australian assets, increasing the Company’s development process in globalization. This transaction did not have any material impact on the stability of the management of the Group.

The total consideration for the acquisition of Felix was approximately RMB20.4280 billion, representing approximately 377.5% of the total profit of RMB5,411.2 million of the Group in 2009 under the PRC CASs.

Chapter 10 Significant Events

For details, please refer to the announcements regarding “Resolutions passed at the 2009 First Extraordinary Shareholders’ Meeting of Yanzhou Coal Mining Company Limited”, “Overseas Regulatory Announcement – Report on Material Assets Reorganization (Revised) of Yanzhou Coal Mining Company Limited” and “Overseas Regulatory Announcement – Implementation of the Material Assets Reorganization of Yanzhou Coal Mining Company Limited” dated 30 October 2009, 13 December 2009 and 28 December 2009 respectively. The above disclosure information were also posted on the Shanghai Stock Exchange’s website, the Hong Kong Stock Exchange’s website, the Company’s website and/or PRC newspapers, namely the China Securities Journal and the Shanghai Securities News.

(3)	Establishment of Ordos Neng Hua and Acquisition of Coal Chemical Project

As approved at the working meeting of the general managers held on 1 December 2009, the Company established Ordos Neng Hua in Inner Mongolia Autonomous Region, a wholly-owned subsidiary, for a consideration of RMB 500 million of the Company’s own funds on 18 December 2009. Ordos Neng Hua will act as an investment management platform of coal mining, coal chemicals and a coal power project in the Inner Mongolia Autonomous Region. Ordos Neng Hua, for a consideration of RMB190 million of its own funds, acquired 100% of shares of Inner Mongolia Rongxin Chemical Co., Ltd., Inner Mongolia Daxin Industrial Gas Co., Ltd. and Inner Mongolia Yize Mining Investment Co., Ltd (collectively known as the “Target Companies”), held by Kingboard Chemical Holdings Limited. The relevant share ownership transfer procedures were completed on 16 April 2010. The Target Companies shall be responsible for the establishment of the 0.6 million tonnes methanol project.

The acquisition of the Target Company and the establishment of the coal chemical business project will be beneficial for acquiring more coal resources in Ordos City and further participating in the coal resource development in the Inner Mongolia Autonomous Region, which can strengthen the Company’s sustainable development power and core competitiveness. The acquisition will be completed in 2010 and did not have any material impact on the Group’s business continuity, management stability, financial situation and operating results during the reporting period. The consideration for the acquisition was RMB190 million, representing approximately 3.5% of the audited total profits of RMB5,411.2 million of 2009 under PRC CASs.

Chapter 10 Significant Events

V.	MAJOR CONNECTED TRANSACTIONS

The Group’s connected transactions were mainly made with its Controlling Shareholder (together with its subsidiaries) for the provision of materials and services giving rise to continuing connected transactions and asset purchase transactions.

(1)	Continuing connected transactions

The Controlling Shareholder had invested the major assets and business related to coal production into the Company at the time of re-structuring for listing. The rest of the Controlling Shareholder’s businesses and assets continue to provide products, materials, services and logistics support services to the Company. As the Controlling Shareholder and the Company are both located in Zoucheng City in Shandong Province, the Group is able to obtain a steady, timely and continuing source of materials, social support services and other services from the Controlling Shareholder, which can alleviate operational risk and is therefore beneficial to daily operations. The Group supplies products and materials to the Controlling Shareholder at market prices, which can ensure that the Company acquires a stable sales market. The above connected transactions are necessary and continuing.

Pursuant to the regulatory requirements of the Hong Kong Stock Exchange and the Shanghai Stock Exchange in relation to continuing connected transactions and according to the circumstances of the operations of the Company and the Controlling Shareholder, the Company complied with the approval procedures for amendments to the continuing connected transactions in the last quarter of 2008. The Company and the Controlling Shareholder entered into five continuing connected transaction agreements, namely the “Provision of Materials Agreement”, “Provision of Labor and Services Agreement”, “Provision of Pension Fund Management Service”, “Provision of Products and the Materials Agreement” and ”Provision of Electricity and Heat Energy Supply Agreement”. Such transactions are continuing connected transactions entered into between the Company and its Controlling Shareholder in the ordinary course of business. Prices of these transactions are mainly determined by the price fixed by the State, and if there is no State price available, the market price is used. If there is no market price available, then the actual cost is applied. The charge for supplies can be settled in one lump sum or by installments. The continuing connected transactions made in a calendar month shall be settled in the following month, except for transactions which are not yet completed or those amounts are in dispute.

The above continuing connected transaction agreements and the annual caps from 2009 to 2011 for the transactions to be performed thereunder were approved at the second extraordinary general meeting held on 23 December 2008. The term of each of the continuing connected transaction agreements is from 1 January 2009 to 31 December 2011.

Chapter 10 Significant Events

1.	Continuing connected transaction of the supply of materials and services

(the listed figures are under PRC CASs)

The sales of goods and rendering of services by the Group to its Controlling Shareholder amounted to RMB2.6081 billion in 2009. The goods and services provided by the Controlling Shareholder to the Group amounted to RMB2.1442 billion.

The following table sets out the connected transactions of the supply of materials and services between the Group and the Controlling Shareholder in 2009:

	2009		2008
	Amount (RMB’000)	Percentage of operating income (%)	Amount (RMB’000)	Percentage of operating Income (%)	Increase/ decrease of connected transactions (%)

Sales of goods and rendering of services by the Group to its Controlling Shareholder	2,608,082	12.13	2,079,507	7.89	25.42

Sales of goods and rendering of services by the Controlling Shareholder to the Group	2,144,198	9.97	1,691,058	6.42	26.80

Effect on profits of sales of coal by the Group to the Controlling Shareholder in 2009 is listed in the table below:

	Sales income (RMB’000)	Operation cost (RMB’000)	Gross Profits (RMB’000)

Coal sold to the Controlling Shareholder	2,086,542	1,069,144	1,017,398

2.	Continuing connected transaction of pension fund

As approved at the second 2008 extraordinary Shareholders’ meeting and according to the Pension Fund Management Agreement and the annual caps from 2009 to 2011, the Controlling Shareholder shall provide free management and submission services of endowment insurance fund, basic medical insurance fund, supplementary medical insurance fund, unemployment insurance fund and maternity insurance fund (the “Insurance Fund”). The amount of the Insurance Fund paid by the Group in 2009 was RMB838.8 million.

Chapter 10 Significant Events

Details of the annual cap for 2009 and actual transactions in 2009 for the above “1. Continuing connected transaction of the supply of materials and services” and “2. Continuing connected transaction of pension fund” are shown in the following table.

No	Type of connected transaction	Agreement	Annual cap for the year 2009 (RMB’000)	Value of for the year 2009 (RMB’000)

1	Material and facilities provided by Yankuang Group	Provision of Materials Agreement	600,000	598,498
2	Labour and services provided by Yankuang Group	Provision of Labour and Services Agreement	1,972,410	1,545,700
3	Pension fund management and payment services provided by Yankuang Group for the Group’s staff	Provision of Pension Fund Management Service Agreement	1,008,000	838,776
4	Coal and material provided to Yankuang Group	Provision of Products and Material Agreement	3,700,000	2,404,021
5	Electricity and heat provided to Yankuang Group	Provision of Electricity and heat Agreement	310,000	204,061

3.	Opinion of the Independent Non-executive Directors

The Company’s independent non-executive Directors have reviewed the continuing connected transactions of the Group with the Controlling Shareholder in the year 2009 and confirm that: (1) all such connected transactions have been: (i) entered into by the Group in its ordinary and usual course of business; (ii) conducted either on normal commercial terms, or where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favorable to independent third parties than terms available to or from the Group; and (iii) entered into in accordance with the relevant governing agreement on terms that are fair and reasonable and in the interests of the Shareholders as a whole; (2) the value of the connected transactions in respect of the continuing supply of materials and services stated under the paragraph headed “1. Continuing connected transaction of the supply of materials and services” above has not exceeded the annual cap for the year 2009 approved by independent Shareholders.

4.	Opinion of the Auditors

Pursuant to Rule 14A.38 of the Hong Kong Listing Rules, the Directors have engaged the auditors of the Company to perform certain procedures required by the Hong Kong Listing Rules in respect of the continuing connected transactions of the Group. The auditors have reported to the Directors that the above continuing connected transactions: (1) have received the approval of the Board; (2) are in accordance with the pricing policies of the Company; (3) have been entered into in accordance with the relevant agreement governing the transactions; and (4) have not exceeded the relevant annual caps.

Chapter 10 Significant Events

(2)	Purchase of assets transaction

1.	Mining Rights Consideration for Jining III Coal Mine

Pursuant to the “Acquisition Agreement of Jining III Coal Mine” entered into between the Company and Yankuang Group in 2000, the consideration for the mining rights of Jining III Coal Mine is approximately RMB132.5 million, which shall be paid to Yankuang Group in ten equal installments, free of interest, commencing from 2001. The Company paid a total of RMB13.248 million for the mining rights to Yankuang Group in 2009.

2.	Acquisition of equity interest in Shandong Hua Ju Energy Co., Ltd.

The details were described in the paragraph headed “IV. Asset Acquisitions and Sales, Mergers” under “Chapter 10 Significant Events”.

(3)	External Connected Transactions entered into jointly by the Group and related parties

At the thirteenth meeting of the third session of the Board held on 3 August 2007, the Board approved the establishment of Yankuang Group Finance Company Limited jointly by the Company with Yankuang Group and China Credit Trust Co., Ltd. Its principal activities include handling internal transfer and settlement of funds among different member accounts, accepting deposits from members and lending to members. The final name and principal activities of the company are subject to approval by the China Banking Regulatory Commission and industry and commerce registration authorities. The proposed registered capital of the company is RMB500 million, of which Yanzhou Coal will contribute RMB125 million in cash, representing an equity interest of 25%. The China Banking Regulatory Commission approved the establishment of Yankuang Group Finance Company Limited on 16 November 2009.

Pursuant to the resolutions passed at the thirteenth meeting of the third session of the Board, the “Capital Contribution Agreement in relation to the formation of the Finance Company of the Group” was signed by the Company with Yankuang Group and China Credit Trust Co., Ltd. on 20 April 2010. As at the date of this annual report, the procedures for the establishment of Yankuang Group Finance Company Limited have not been completed.

At the fourteenth meeting of the fourth session of the Board held on 23 April 2010, the Board approved the continuing connected transactions including the deposit, borrowings, settlement and the proposed annual caps from 2010 to 2011 for the transactions of Yankuang Group Finance Company Limited after its establishment.

For further details, please refer to the “Announcement on Connected Transactions of Yanzhou Coal Mining Company Limited” and the “Announcements in relation to the Resolutions Passed at the Fourteenth Meeting of the Fourth Session of the Board” dated 20 April 2010 and 23 April 2010 respectively. These announcements are posted on the websites of the Shanghai Stock Exchange, Hong Kong Stock Exchange and the Company, and/or PRC newspapers, namely the China Securities Journal and the Shanghai Securities News.

Chapter 10 Significant Events

(4)	The balance due between the Group and the Controlling Shareholder is due to the mutual provision of materials and services and the acquisition of assets.

The balance due from/to the Controlling Shareholder between the Group and the Controlling Shareholder in 2009 is detailed as follows

	Payable to related parties		Receivable from related parties
Related parties	Amount involved (RMB’000)	remaining (RMB’000)	Amount involved (RMB’000)	remaining (RMB’000)

Yankuang Group	3,157,510	732,220	3,658,160	1,495,770

As at 31 December 2009, there was no situation where the Controlling Shareholder or its subsidiaries have used the Group’s funds for non-operational matters.

The details of the Group’s connected transactions prepared in accordance with the IFRS are set out in note 45 to the consolidated financial statements herein, or note 9 as prepared in accordance with PRC CASs.

Other than the material connected transactions described in this Chapter, the Group was not a party to any material contracts during the reporting period.

Chapter 10 Significant Events

VI.	MATERIAL CONTRACTS & PERFORMANCE

(1)	During the reporting period, the Company has not been involved in any trust arrangement, contract or lease of another company’s assets or another company’s trust arrangement, contract or lease of the Company’s assets that can contribute to more than 10% (including 10%) of the total profits of the Company for the year.

(2)	Guarantees arising during the reporting period

The Company’s 2009 first extraordinary general meeting held on 30 October 2009 approved the “Resolution Relating to the Acquisition of 100% Equity Interest in Felix”.

1.	On 16 October 2009, Yancoal Australia Pty entered into the financing arrangement in respect of the satisfaction of the consideration for the acquisition of equity interest of Felix with Bank of China, Sydney Branch, State Development Bank, Hong Kong Branch and China Construction Bank, Hong Kong Branch, with the three banks offering a USD2,900 million loan to Yancoal Australia Pty .

2.	On 9 December 2009, Yancoal Australia Pty and the Bank of China, Sydney Branch entered into a financing agreement whereby the Bank of China, Sydney Branch provided a loan of USD140 million for the acquisition of equity interest of Felix.

The above acquisition financing agreements guaranteed by the Company amounted to USD3,040 million in total, representing 73.2% of the audited net asset value of RMB28.3578 billion of the Company as at 31 December 2009 calculated according to the PRC CRAs. Yankuang Group provided counter-guarantees.

Prior to the acquisition of Felix by Austar Company, Felix has provided a guarantee of AUD 46.69 million to its subsidiaries and jointly controlled entity for the purpose of production and operation, in which the guarantee was extended till the reporting period.

For details, please refer to “Overseas Regulatory Announcement – Report on Material Assets Reorganization (Revised) of Yanzhou Coal Mining Company Limited” dated 13 December 2009 and “Overseas Regulatory Announcement – Implementation of the Material Assets Reorganization of Yanzhou Coal Mining Company Limited” dated 28 December 2009. The announcement and circular were posted on the Shanghai Stock Exchange website, the Hong Kong Stock Exchange website, the Company’s website and/or within the PRC in the China Securities Times and Shanghai Securities News.

Save as disclosed above, there were no guarantee contracts or outstanding guarantee contracts. There were no external guarantees during the reporting period.

(3)	The Company did not entrust any external parties to management its funds during the reporting period nor continue any such management during the reporting period.

Chapter 10 Significant Events

(4)	Entrusted loans provided during the reporting period and entrusted loans previously provided which were carried forward to the reporting period are set out in the following table. Save as disclosed in the below table, the Company currently has no other plans to provide entrusted loans.

No.	Borrower	Amount of Entrusted Loan	Approved Period	Interest per annum	Approval Process	Whether there is a provision for devaluation	Whether principal has been recovered	Accumulated interest income during the reporting period

1	Yancoal Australia Pty Limited	USD90 million	From 7 November 2005 to 7 November 2010	2.63% ~ 4.67%

Reviewed and approved at a board meeting held on 28 June 2005.

Reviewed and approved extension of repayment date for one year at a board meeting held on 17 August 2007.

Reviewed and approved extension of repayment date for two years at a board meeting held on 24 October 2008.

						No	Recovered US$4.5 Million on 31 March 2008. Recovered deposit USD20 million on 31 October 2009	USD2,529,084.97

2	Yanzhou Coal Yulin Neng Hua Company Limited	RMB500 million	From 17 May 2007 to 17 May 2010. Withdrew RMB500 million via 10 draw downs	5.40%	Reviewed and approved at a board meeting held on 25 October 2006	No	No	RMB16,607,500

3	Yanmei Heze Neng Hua Company Limited	RMB500 million	From 11 April 2008 to 22 November 2012	5.76%	Reviewed and approved at a work meeting of general managers held on 27 July 2007	No	No	RMB33,060,000

4	Shanxi Tianhao Chemicals Company Limited	RMB190 million	From 28 March 2008 to 22 November 2012. Withdrew RMB145 million via 7 draw downs	5.76%	Reviewed and approved at a work meeting of general managers held on 27 July 2007	No	No	RMB5,533,200

Chapter 10 Significant Events

No.	Borrower	Amount of Entrusted Loan	Approved Period	Interest per annum	Approval Process	Whether there is a provision for devaluation	Whether principal has been recovered	Accumulated interest income during the reporting period

5	Yanzhou Coal Yulin Neng Hua Company Limited	RMB1,500 million	From 15 October 2007 to 15 October 2012. Withdrew RMB1,500 million via 29 draw downs	5.76%	Reviewed and approved at a board meeting held on 17 August 2007.	No	No	RMB53,740,000

6	Shanxi Heshun Tianchi Energy Company Limited	RMB50 million	From 24 December 2007 to 24 December 2010	5.40%	Reviewed and approved at a work meeting of general managers held on 5 November 2007	No	No	RMB292,375

7	Yanmei Heze Neng Hua Company Limited	RMB 850 million	From 11 April 2008 to 25 February 2013. Withdrew RMB850 million via 6 draw downs	5.76%	Reviewed and approved at a work meeting of general managers held on 14 January 2008	No	No	RMB55,287,250

8	Shanxi Heshun Tianchi Energy Company Limited	RMB80 million	From 15 October 2008 to 15 October 2010. Withdrew RMB80 million via 5 draw downs	5.40%	Reviewed and approved at a work meeting of general managers held on 21 August 2008	No	No	RMB5,281,200

9	Shanxi Heshun Tianchi Energy Company Limited	RMB20 million	From 30 December 2008 to 30 December 2010.	5.40%	Reviewed and approved at a work meeting of general managers held on 15 December 2008	No	No	RMB1,095,600

Chapter 10 Significant Events

No.	Borrower	Amount of Entrusted Loan	Approved Period	Interest per annum	Approval Process	Whether there is a provision for devaluation	Whether principal has been recovered	Accumulated interest income during the reporting period

10	Yanmei Heze Neng Hua Company Limited	RMB529 million	From 24 June 2009 to 27 February 2014. Withdrew RMB280 million via 4 draw downs	5.76%	Reviewed and approved at a work meeting of general managers held on 23 February 2009.	No	No	RMB5,577,600

11	Shandong Hua Ju Energy Co. Limited	RMB200 million	From 16 March 2009 to 16 March 2012.	5.40%	Reviewed and approved at a work meeting of general managers held on 23 February 2009.	No	Recovered RMB$80 Million on 7 May 2009 via entrusted loan	RMB5,664,000

12	Yanzhou Coal Yulin Neng Hua Company Limited	RMB130 million	From 16 April 2009 to 16 March 2012 Withdrew RMB120 million via 7 draw downs	5.40%	Reviewed and approved at a work meeting of general managers held on 23 March 2009.	No	No	RMB795,000

13	Shanxi Heshun Tianchi Energy Company Limited	RMB20 million	From 17 April 2009 to 13 April 2010.	5.31%	Reviewed and approved at a work meeting of general managers held on 7 April 2009	No	No	RMB731,600

Pursuant to the resolution and as approved in the eleventh meeting of the fourth session of the Board of Directors held on 27 October 2009, from 22 March 2010 onwards, the Company increased the registered capital of Heze Neng Hua by transferring RMB 1.5 billion out of the RMB 1.879 billion entrusted loan principal by the Company to Heze Neng Hua, with the balance of RMB 379 million to be the entrusted loan by the Company to Heze Neng Hua. The capital increase of RMB 1.5 billion loan is derived from the RMB 500 million of No. 3, RMB 850 million of No. 7 and 150 million of No. 10 of the entrusted loan amount in the table above.

Chapter 10 Significant Events

At a work meeting of general managers held on 22 January 2007, Shanxi Neng Hua was approved to grant an entrusted loan of RMB200 million to Tianhao Chemicals. Details are set out in the following table:

No.	Borrower	Amount of Entrusted Loan	Term of Loan	Interest per annum	Approval Process	Whether there is a provision for devaluation	Whether principal has been recovered	Accumulated interest income during the reporting period

1	Shanxi Tianhao Chemicals Company Limited	RMB 200 million	From 29 March 2007 to 28 March 2012. Withdrew RMB200 million via 3 draw downs	6.48%	Reviewed and approved at the work meeting of general managers held on 22 January 2007	No	No	—

(5)	Other Material Contracts

Save as the disclosed in the section headed “Disclosure of Significant Events”, the Company has not been a party to any material contracts during the reporting period.

VII.	APPOINTMENT AND DISMISSAL OF AUDITORS

During the reporting period, the Group engaged Grant Thornton in Hong Kong and Shine Wing Certified Public Accountants Ltd. in the PRC (excluding Hong Kong) as its international and domestic auditors, respectively.

During the reporting period, as approved at the general meeting, the Board was authorized to approve and pay auditors’ remuneration by the Group.

The Group is responsible for auditors’ accommodation and meal expenses, but not any other related expenses.

Auditors’ remuneration for the years 2009 and 2008 of the Group were listed as follows:

Item	2009 (RMB’000)	2008 (RMB’000)
Fee for annual auditing and reviewing financial statements and the internal controls of the Company	6,960	6,960
Service fee for annual auditing and reviewing and evaluating the internal controls of Yancoal Australia Pty	AUD 0.61 million	AUD 0.09 million
Consultation fee for the Felix Acquisition project	AUD 0.15 million	—

The Board considers that, besides the audit fee, the other related services fee paid by the Group does not have any impact on the auditors’ independent opinion.

Chapter 10 Significant Events

The Group changed the appointed auditors in June 2008. Grant Thornton in Hong Kong and Shine Wing Certified Public Accountants Ltd. in the PRC (excluding Hong Kong) have been appointed for providing auditing services for the Group for two years already.

VIII.	UNDERTAKINGS

The share reform plan was executed on 31 March 2006 by the Company. Yankuang Group, as the original non-tradable Shareholder made the following special undertakings during the process of the share reform plan and their performance are set out as follows:

Name of Shareholder	Content of undertaking	Performance of undertaking
Yankuang Group

(1) The formerly non-tradable shares of the Company held by Yankuang Group should not be listed for trading purpose within forty-eight months from the date of execution of the relevant share reform plan;

The formerly non-tradable shares in the Company held by Yankuang Group have not been traded.

(2) In 2006, Yankuang Group would transfer part of its operations and new projects relating to coal and power which are in line with the Company’s development strategies to the Company, in accordance with the relevant PRC regulations, with a view to enhancing the operating results of the Company and reducing connected transactions and competition between Yankuang Group and the Company. Yankuang Group should allow the Company to participate and invest in, for the purpose of co-development of the coal liquefaction project, which is currently being developed by Yankuang Group.

In 2006, Yankuang Group completed the transfer of the coal project and new electricity project to the Company, which are in line with the Company’s development strategies. Yankuang Group is in the process of implementing its other and there undertakings has not been material progress in this respect.

	(3) All the relative expenses incurred for execution of the share reform plan would be borne by Yankuang Group.	The undertaking has already been performed.

Chapter 10 Significant Events

IX.	AMENDMENTS TO THE ARTICLES

The details are described in paragraph “1. Corporate Governance Circumstance” under “Chapter 7 Corporate Governance”.

X.	INCREASING REGISTERED CAPITAL OF HEZE NENG HUA

As approved at the eleventh meeting of the fourth session of the Board held on 27 October 2009, the Company injected RMB1,500 million of its own funds into Heze Neng Hua. The registered capital of Heze Neng Hua increased from RMB1,500 million to RMB3,000 million and Yanzhou Coal’s stake increased from 96.67% to 98.33%.

As at the date of this annual report, the registration procedures for the above-mentioned equity transfer is in progress.

XI.	ESTABLISHMENT OF OVERSEAS BUSINESS DEPARTMENT

During the twelfth meeting of the fourth session of the Board on 4 January 2010, the establishment of an Overseas Business Department was approved. The Overseas Business Department is mainly responsible for management of overseas resource development projects, and research and preparatory work of new investment projects.

XII.	During the reporting period, the Company and its Directors, Supervisors, senior management, Shareholders, actual controlling persons have not been investigated by authorities, judicial departments taken compulsory measures, be transferred to judicial organs or be criminally liable, be inspected by the CSRC, be punished by CSRC, banned from entry into the securities market, confirmed as non-fit and non-proper persons to be selected from other administrative departments, and received public reprimand from the stock exchanges.

XIII.	There were no events related to bankruptcy or restructuring of the Company during the reporting period.

Chapter 11 Independent Auditor’s Report

Member of Grant Thornton International Ltd

TO THE SHAREHOLDERS OF YANZHOU COAL MINING COMPANY LIMITED

(A joint stock company with limited liability established in the People’s Republic of China)

We have audited the consolidated financial statements of Yanzhou Coal Mining Company Limited (the “Company”) and its subsidiaries (collectively referred as the “Group”) set out on pages 94 to 190, which comprise the consolidated balance sheet as at December 31, 2009, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Group as at December 31, 2009 and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Grant Thornton

Certified Public Accountants

6th Floor, Nexxus Building

41 Connaught Road Central

Hong Kong

April 23, 2010

Chapter 12 Consolidated Financial Statements

CONSOLIDATED INCOME STATEMENT

For the year ended December 31, 2009

		Year ended December 31,
	NOTES	2009 RMB’000	2008 RMB’000	2007 RMB’000

GROSS SALES OF COAL	7	19,537,191	24,557,521	14,906,746
RAILWAY TRANSPORTATION SERVICE INCOME		258,443	247,199	203,714
GROSS SALES OF ELECTRICITY POWER		185,593	59,811	—
GROSS SALES OF METHANOL		258,867	38,550	—
GROSS SALES OF HEAT SUPPLY		13,268	—	—

TOTAL REVENUE		20,253,362	24,903,081	15,110,460

TRANSPORTATION COSTS OF COAL	7	(403,311)	(508,712)	(549,816)
COST OF SALES AND SERVICE PROVIDED	8	(10,170,532)	(11,816,789)	(7,331,924)
COST OF ELECTRICITY POWER		(188,855)	(88,253)	—
COST OF METHANOL		(352,943)	(37,834)	—
COST OF HEAT SUPPLY		(7,364)	—	—

GROSS PROFIT		9,130,357	12,451,493	7,228,720

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	9	(3,820,241)	(3,832,031)	(2,854,677)
SHARE OF INCOME (LOSS) OF AN ASSOCIATE	29	109,786	(67,367)	(2,438)
OTHER INCOME	10	311,019	351,493	198,930
INTEREST EXPENSE	11	(45,115)	(38,360)	(27,222)

PROFIT BEFORE INCOME TAXES		5,685,806	8,865,228	4,543,313
INCOME TAXES	12	(1,553,312)	(2,385,617)	(1,315,520)

PROFIT FOR THE YEAR	13	4,132,494	6,479,611	3,227,793

Attributable to:
Equity holders of the Company		4,117,322	6,488,908	3,230,450
Minority interests		15,172	(9,297)	(2,657)

		4,132,494	6,479,611	3,227,793

EARNINGS PER SHARE, BASIC	16	RMB 0.84	RMB 1.32	RMB 0.66

EARNINGS PER ADS, BASIC	16	RMB 8.37	RMB 13.19	RMB 6.56

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended December 31, 2009

	Year ended December 31,
	2009 RMB’000	2008 RMB’000	2007 RMB’000

Profit for the year	4,132,494	6,479,611	3,227,793

Other comprehensive income (after income tax):

Available-for-sale investments:
Change in fair value	125,225	(269,639)	312,944
Deferred taxes	(31,306)	67,409	(75,519)

	93,919	(202,230)	237,425
Cash flow hedges:
Cash flow hedge reserve recognized	12,280	(20,567)	—
Reclassification adjustments for amounts transferred to income statement (included in selling, general and administrative expenses)	18,118	—	—
Deferred taxes	(11,780)	8,831	—

	18,618	(11,736)	—

Exchange difference arising on translation of foreign operations	134,184	(101,227)	1,563

Other comprehensive income (loss) for the year	246,721	(315,193)	238,988

Total comprehensive income for the year	4,379,215	6,164,418	3,466,781

Attributable to:
Equity holders of the Company	4,364,043	6,173,715	3,469,438
Minority interests	15,172	(9,297)	(2,657)

	4,379,215	6,164,418	3,466,781

Chapter 12 Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

		At December 31,
	NOTES	2009 RMB’000	2008 RMB’000

ASSETS

CURRENT ASSETS
Bank balances and cash	17	8,522,399	8,439,578
Term deposits	17	3,216,697	1,153,385
Restricted cash	17	315,045	18,823
Bills and accounts receivable	18	4,723,922	2,977,266
Inventories	19	886,360	819,599
Prepayments and other receivables	21	1,868,229	1,567,210
Prepaid lease payments	22	17,121	15,296
Prepayment for resources compensation fees	23	2,761	3,240
Derivative financial instruments	37	37,760	—
Tax recoverable		59,978	—
Overburden in advance	26	350,676	—

TOTAL CURRENT ASSETS		20,000,948	14,994,397

NON-CURRENT ASSETS
Intangible assets	24	18,866,674	1,039,707
Prepaid lease payments	22	691,339	628,119
Prepayment for resources compensation fees	23	13,208	15,490
Property, plant and equipment	25	18,877,134	14,149,446
Goodwill	27	1,305,345	298,650
Investments in securities	28	295,295	139,887
Interests in an associate	29	939,981	830,195
Interests in jointly controlled entities	31	1,257	—
Restricted cash	17	238,730	78,791
Deposit made on investment	30	175,021	117,926
Deferred tax assets	39	1,027,659	46,023

TOTAL NON-CURRENT ASSETS		42,431,643	17,344,234

TOTAL ASSETS		62,432,591	32,338,631

Chapter 12 Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET (continued)

		At December 31,
	NOTES	2009 RMB’000	2008 RMB’000

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bills and accounts payable	33	1,366,976	910,127
Other payables and accrued expenses	34	4,441,834	2,698,256
Provision for land subsidence, restoration, rehabilitation and environmental costs	35	1,564,106	450,979
Amounts due to Parent Company and its subsidiary companies	45	757,882	706,328
Borrowings-due within one year	36	1,598,113	82,000
Current portion of long term payable-due within one year	38	5,967	—
Derivative financial instruments	37	28,333	29,435
Tax payable		647,190	419,866

TOTAL CURRENT LIABILITIES		10,410,401	5,296,991

NON-CURRENT LIABILITIES
Amounts due to Parent Company and its subsidiary companies-due after one year	45	—	7,253
Borrowings-due after one year	36	20,911,728	176,000
Deferred tax liability	39	1,785,087	41,777
Provision for land subsidence, restoration, rehabilitation and environmental costs	35	44,702	—
Non-current portion of long term payable-due after one year	38	26,380	—

TOTAL NON-CURRENT LIABILITIES		22,767,897	225,030

TOTAL LIABILITIES		33,178,298	5,522,021

Capital and reserves	40
Share capital		4,918,400	4,918,400
Reserves		24,233,407	21,836,724

Equity attributable to equity holders of the Company		29,151,807	26,755,124
Minority interest		102,486	61,486

TOTAL EQUITY		29,254,293	26,816,610

TOTAL LIABILITIES AND EQUITY		62,432,591	32,338,631

The consolidated financial statements on pages 94 to 190 were approved and authorized for issue by the Board of Directors on April 23, 2010 and are signed on its behalf by:

Wang Xin	Wu Yuxiang
Director	Director

Chapter 12 Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended December 31, 2009

	Share capital RMB’000 (note 40)	Share premium RMB’000	Future development fund RMB’000 (note 40)	Statutory common reserve fund RMB’000 (note 40)	Translation reserve RMB’000	Investment revaluation reserve RMB’000	Cash flow hedge reserve RMB’000	Retained earnings RMB’000	Attributable to equity holders of the Company RMB’000	Minority interest RMB’000	Total RMB’000
Balance at January 1, 2007	4,918,400	2,981,002	2,218,574	1,704,611	(15,505)	22,754	—	7,101,943	18,931,779	61,961	18,993,740
Appropriations to reserves	—	—	368,531	333,329	—	—	—	(701,860)	—	—	—

Profit for the year	—	—	—	—	—	—	—	3,230,450	3,230,450	(2,657)	3,227,793
Other comprehensive income:
– Fair value change of available-for-sale investments	—	—	—	—	—	237,425	—	—	237,425	—	237,425
– Exchange difference arising on translation of foreign operations	—	—	—	—	1,563	—	—	—	1,563	—	1,563

Total comprehensive income for the year	—	—	—	—	1,563	237,425	—	3,230,450	3,469,438	(2,657)	3,466,781

Transactions with owners
– Dividends	—	—	—	—	—	—	—	(983,680)	(983,680)	(330)	(984,010)
– Contribution from a minority shareholder of a subsidiary	—	—	—	—	—	—	—	—	—	24,000	24,000
– Acquisition of additional interest in a subsidiary	—	—	—	—	—	—	—	—	—	(11,899)	(11,899)

Total transactions with owners	—	—	—	—	—	—	—	(983,680)	(983,680)	11,771	(971,909)

Balance at December 31, 2007	4,918,400	2,981,002	2,587,105	2,037,940	(13,942)	260,179	—	8,646,853	21,417,537	71,075	21,488,612

Balance at January 1, 2008	4,918,400	2,981,002	2,587,105	2,037,940	(13,942)	260,179	—	8,646,853	21,417,537	71,075	21,488,612
Appropriations to reserves	—	—	382,219	785,235	—	—	—	(1,167,454)	—	—	—

Profit for the year	—	—	—	—	—	—	—	6,488,908	6,488,908	(9,297)	6,479,611
Other comprehensive income:
– Fair value change of available-for-sale investments	—	—	—	—	—	(202,230)	—	—	(202,230)	—	(202,230)
– Cash flow hedge reserve recognized	—	—	—	—	—	—	(11,736)	—	(11,736)	—	(11,736)
– Exchange difference arising on translation of foreign operations	—	—	—	—	(101,227)	—	—	—	(101,227)	—	(101,227)

Total comprehensive income for the year	—	—	—	—	(101,227)	(202,230)	(11,736)	6,488,908	6,173,715	(9,297)	6,164,418

Transactions with owners
– Dividends	—	—	—	—	—	—	—	(836,128)	(836,128)	(292)	(836,420)

Balance at December 31, 2008	4,918,400	2,981,002	2,969,324	2,823,175	(115,169)	57,949	(11,736)	13,132,179	26,755,124	61,486	26,816,610

Chapter 12 Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

For the year ended December 31, 2009

	Share capital RMB’000 (note 40)	Share premium RMB’000	Future development fund RMB’000 (note 40)	Statutory common reserve fund RMB’000 (note 40)	Translation reserve RMB’000	Investment revaluation reserve RMB’000	Cash flow hedge reserve RMB’000	Retained earnings RMB’000	Attributable to equity holders of the Company RMB’000	Minority interest RMB’000	Total RMB’000

Balance at January 1, 2009	4,918,400	2,981,002	2,969,324	2,823,175	(115,169)	57,949	(11,736)	13,132,179	26,755,124	61,486	26,816,610
Appropriations to reserves	—	—	292,550	381,280	—	—	—	(673,830)	—	—	—

Profit for the year	—	—	—	—	—	—	—	4,117,322	4,117,322	15,172	4,132,494
Other comprehensive income:
– Fair value change of available-for-sale investments	—	—	—	—	—	93,919	—	—	93,919	—	93,919
– Cash flow hedge reserve recognized	—	—	—	—	—	—	18,618	—	18,618	—	18,618
– Exchange difference arising on translation of foreign operations	—	—	—	—	134,184	—	—	—	134,184	—	134,184

Total comprehensive income for the year	—	—	—	—	134,184	93,919	18,618	4,117,322	4,364,043	15,172	4,379,215

Transactions with owners
– Dividends	—	—	—	—	—	—	—	(1,967,360)	(1,967,360)	(466)	(1,967,826)
– Acquisition of interests from minority shareholders	—	—	—	—	—	—	—	—	—	(134,820)	(134,820)
– Acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	161,114	161,114

Total transactions with owners	—	—	—	—	—	—	—	(1,967,360)	(1,967,360)	25,828	(1,941,532)

Balance at December 31, 2009	4,918,400	2,981,002	3,261,874	3,204,455	19,015	151,868	6,882	14,608,311	29,151,807	102,486	29,254,293

Chapter 12 Consolidated Financial Statements

CONSOLIDATED CASH FLOW STATEMENT

For the year ended December 31, 2009

		Year ended December 31,
	NOTES	2009 RMB’000	2008 RMB’000	2007 RMB’000

OPERATING ACTIVITIES

Profit before income taxes		5,685,806	8,865,228	4,543,313
Adjustments for:
Interest expenses		45,115	38,360	27,222
Interest income		(187,604)	(275,220)	(103,564)
Dividend income		(2,288)	(7,401)	(7,143)
Net unrealized foreign exchange losses		37,676	284,278	—
Depreciation of property, plant and equipment		1,793,278	1,140,809	1,237,132
Release of prepaid lease payments		17,027	15,109	13,861
Amortization of prepayment for resources compensation fees		2,761	2,998	3,339
Amortization of intangible assets		44,278	35,652	15,728
Reversal of impairment loss on accounts receivable and other receivables		(13,634)	(4,369)	(4,363)
Share of (income) loss of an associate		(109,786)	67,367	2,438
(Gain) loss on disposal of property, plant and equipment		11,252	(12,317)	(25,002)
Impairment loss on property, plant and equipment		14,199	—	339,743

Operating cash flows before movements in working capital		7,338,080	10,150,494	6,042,704

Increase in bills and accounts receivable		(1,416,577)	(217,012)	(536,673)
(Increase) decrease in inventories		228,862	(405,200)	145,891
Movement in land subsidence, restoration, rehabilitation and environmental cost		1,109,659	431,344	232,547
(Increase) decrease in prepayments and other current assets		20,193	(1,242,027)	(108,607)
Increase (decrease) in bills and accounts payable		(4,964)	263,755	(90,180)
Increase in other payables and accrued expenses		622,093	34,481	622,128
Increase in long-term payables		3,980	—	—
Increase (decrease) in amounts due to Parent Company and its subsidiary companies		57,549	40,749	(315,065)

Cash generated from operations		7,958,875	9,056,584	5,992,745

Income taxes paid		(1,596,774)	(2,207,217)	(1,520,081)
Interest paid		(28,501)	(36,511)	(24,722)
Interest income received		184,243	275,220	103,564
Dividend income received		2,288	7,401	7,143

NET CASH FROM OPERATING ACTIVITIES		6,520,131	7,095,477	4,558,649

Chapter 12 Consolidated Financial Statements

CONSOLIDATED CASH FLOW STATEMENT (continued)

For the year ended December 31, 2009

		Year ended December 31,
	NOTES	2009 RMB’000	2008 RMB’000	2007 RMB’000

INVESTING ACTIVITIES

Decrease (increase) in term deposits		(1,971,371)	141,599	(100,453)
Purchase of property, plant and equipment		(2,133,726)	(2,027,030)	(2,772,586)
Decrease in other loans receivable		—	640,000	—
(Increase) decrease in restricted cash		(432,492)	(50,412)	59,404
Increase in deposit made on investment		(57,095)	—	(20,500)
Proceeds on disposal of property, plant and equipment		79,626	19,829	31,593
Acquisition of Hua Ju Energy	43	(761,683)	—	—
Acquisition of Felix	44	(19,558,544)	—	—
Acquisition of Shanxi Group		—	—	(14,965)
Acquisition of mining rights in Southland		—	—	(61,923)
Acquisition of mining rights in Zhaolou		—	(747,339)	—
Purchase of intangible assets		(233)	—	—
Purchase of land use right		(7,420)	(68,136)	(11,515)
Investment in an associate		—	—	(900,000)

NET CASH USED IN INVESTING ACTIVITIES		(24,842,938)	(2,091,489)	(3,790,945)

FINANCING ACTIVITIES
Dividend paid		(1,967,360)	(836,128)	(983,680)
Proceeds from bank borrowings		20,840,505	—	—
Repayments of bank borrowings		(188,705)	(72,000)	(50,000)
Repayment to Parent Company and its subsidiary companies in respect of consideration for acquisition of Jining III		(13,248)	(13,248)	(8,689)
Dividend paid to a minority shareholder of a subsidiary		(201)	(292)	(330)
Dividend paid to the former shareholders of Hua Ju Energy		(47,250)	—	—
Repayment of borrowings to Parent Company		(120,000)	—	—
Contribution from a minority shareholder of a subsidiary		—	—	24,000

NET CASH FROM (USED IN) FINANCING ACTIVITIES		18,503,741	(921,668)	(1,018,699)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		180,934	4,082,320	(250,995)
CASH AND CASH EQUIVALENTS, AT JANUARY 1		8,439,578	4,424,561	4,715,945
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(98,113)	(67,303)	(40,389)

CASH AND CASH EQUIVALENTS, AT DECEMBER 31, REPRESENTED BY BANK BALANCES AND CASH		8,522,399	8,439,578	4,424,561

Chapter 12 Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2009

1.	GENERAL

Organization and principal activities

Yanzhou Coal Mining Company Limited (the “Company”) is established as a joint stock company with limited liability in the People’s Republic of China (the “PRC”). In April 2001, the status of the Company was changed to that of a sino-foreign joint stock limited company. The Company’s A shares are listed on the Shanghai Securities Exchange (“SSE”), its H shares are listed on The Stock Exchange of Hong Kong (the “SEHK”), and its American Depositary Shares (“ADS”, one ADS represents 10 H shares) are listed on the New York Stock Exchange, Inc. The addresses of the registered office and principal place of business of the Company are disclosed in the Group Profile and General Information to the annual report.

The Company operates six coal mines, namely the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine, Jining II coal mine (“Jining II”) and Jining III coal mine (“Jining III”), as well as a regional rail network that links these mines with the national rail network. The Company’s parent and ultimate holding company is Yankuang Group Corporation Limited (the “Parent Company”), a state-owned enterprise in the PRC.

The principal activities of the Company’s subsidiaries, associate and joint ventures are set out in notes 53, 29, 31 and 32 respectively.

As at December 31, 2009, the Group has a net current assets of RMB9,590,547,000 (2008: RMB9,697,406,000) and total assets less current liabilities of RMB52,022,190,000 (2008:RMB27,041,640,000).

Acquisitions and establishment of major subsidiaries

In 2006, the Company acquired a 98% equity interest in Yankuang Shanxi Neng Hua Company Limited (“Shanxi Neng Hua”) and its subsidiaries (collectively referred as the “Shanxi Group”) from the Parent Company at cash consideration of RMB733,346,000. The principal activities of Shanxi Group are to invest in heat and electricity, manufacture and sale of mining machinery and engine products, coal mining and the development of integrated coal technology.

Shanxi Neng Hua is an investment holding company, which holds 81.31% equity interest in Shanxi Heshun Tianchi Energy Company Limited (“Shanxi Tianchi”) and approximately 99.85% equity interest in Shanxi Tianhao Chemical Company Limited (“Shanxi Tianhao”). The principal activities of Shanxi Tianchi are to exploit and sale of coal from Tianchi Coal Mine, the principal asset of Shanxi Tianchi. Shanxi Tianchi has completed the construction of Tianchi Coal Mine and commenced production by the end of 2006. Shanxi Tianhao is established to engage in the production of methanol and other chemical products, coke production, exploration and sales. The construction of the methanol facilities by Shanxi Tianhao commenced in March 2006 and it has commenced production in 2008. In 2007, the Company further acquired the remaining 2% equity interest in Shanxi Neng Hua from a subsidiary of the Parent Company at cash consideration of RMB14,965,000.

The Company originally held a 97% equity interest in Yanzhou Coal Yulin Power Chemical Co., Ltd. (“Yulin”). In 2008, the Company acquired the remaining 3% equity interest in Yulin. Moreover, the Company made further investment of RMB600,000,000 in Yulin in 2008.

Chapter 12 Consolidated Financial Statements

1.	GENERAL (continued)

In February 2009, the Company acquired 74% equity interest in Shandong Hua Ju Energy Company Limited (“Hua Ju Energy”) from the Parent Company at a consideration of RMB593,243,000. Hua Ju Energy is a joint stock limited company established in the PRC with the principal business of the supply of electricity and heat by utilizing coal gangue and coal slurry produced from coal mining process. In July 2009, the Company entered into acquisition agreements with three shareholders of Hua Ju Energy, pursuant to which, the Company agreed to acquire 21.14% equity interest in Hua Ju Energy at a consideration of RMB173,007,000.

During the year, the Company entered into a binding scheme implementation agreement with Felix Resources Limited (“Felix”), a corporation incorporated in Australia with shares listed on the Australian Securities Exchange, to acquire all the shares of Felix in cash of approximately AUD3,333 million. The principal activities of Felix are exploring and extracting coal resources, operating, identifying, acquiring and developing resource related projects that primarily focus on coal in Australia. This acquisition was completed in the current year.

During the year, the Company invested RMB500 million to set up a wholly owned subsidiary located in Inner Mongolia, Yanzhou Coal Ordos Neng Hua Company Limited (“Ordos”). Ordos is a limited liability company incorporated in the PRC with the objectives of production and sale of methanol and other chemical products. As at December 31, 2009, Ordos has not yet commenced any construction and production projects.

2.	BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company also prepares a set of consolidated financial statements in accordance with the relevant accounting principles and regulations applicable to PRC enterprises (“PRC GAAP”).

The consolidated financial statements include applicable disclosure required by the Hong Kong Companies Ordinance and by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The consolidated financial statements are presented in Renminbi, which is also the functional currency of the Company.

3.	ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, a number of new standards and interpretations, and amended and revised standards and interpretations (“new IFRSs”) applicable to the Group issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee (the IFRIC) of IASB, which are effective for the Group’s financial year beginning January 1, 2009.

Chapter 12 Consolidated Financial Statements

3.	ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

IFRSs (Amendments)	Improvements to IFRSs 2008

IAS 1 (Revised)	Presentation of Financial Statements

IAS 23 (Revised)	Borrowing Costs

IFRS 1& IAS 27 (Amendments)	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate

IFRS 7 (Amendment)	Improving Disclosures about Financial Instruments

IFRS 8	Operating Segments

Except for those new accounting policies effective for the financial year beginning January 1, 2009 as applied in these financial statements of the Group, the accounting policies adopted for the current year are the same as those adopted for the Group’s financial statements for the year ended December 31, 2008. The new IFRSs, which have a significant impact on the financial statements of the Group, are as follows:

•

IAS 1 (Revised) – Presentation of Financial Statements: IAS 1 (Revised) materially changes the presentation of the Group’s financial statements. The amendments affect the presentation of owner changes in equity and introduce a statement of comprehensive income. The Group have the option of presenting items of income and expenses and components of other comprehensive income either in a single statement of comprehensive income with subtotals, or in two separate statements (a separate income statement followed by a statement of comprehensive income). The amendment does not affect the financial position or results of the Group but gives rise to additional disclosures. The Group adopts IAS 1 (Revised) from January 1, 2009, and presents items of income and expenses and components of other comprehensive income in two separate statements (a separate income statement followed by a statement of comprehensive income). As a result, the relevant comparative figures have been restated. However, the change of comparative figures does not affect consolidated balance sheet at January 1, 2008, therefore this statement is not presented.

•

IFRS 7 (Amendment) – Improving Disclosures about Financial Instruments: This amendment gives rise to additional disclosures on financial instruments, including disclosures of a three-level fair value hierarchy.

•

IFRS 8 – Operating Segments: The accounting policy for identifying segments is based on internal management reporting information that is regularly reviewed by the Group’s chief operating decision maker for the purposes of allocating resources to the segments and assessing their performances. As a result, the relevant comparative figures have been restated.

The adoption of the new IFRSs had no material effect on how the financial statements for the current or prior accounting years have been prepared. Accordingly, no prior year adjustment has been required.

The Group has not early applied the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

Chapter 12 Consolidated Financial Statements

3.	ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

IFRSs (Amendments)	Improvements to IFRSs 2009[2]

IAS 24 (Revised)	Related Party Disclosures[3]

IAS 27 (Revised)	Consolidated and Separate Financial Statements[1]

IAS 39 (Amendment)	Eligible Hedged Items[1]

IFRS 3 (Revised)	Business Combinations[1]

IFRS 9	Financial Instruments[4]

[1]	Effective for annual periods beginning on or after July 1, 2009
[2]	Effective for annual periods beginning on or after July 1, 2009 and January 1, 2010, as appropriate
[3]	Effective for annual periods beginning on or after January 1, 2011
[4]	Effective for annual periods beginning on or after January 1, 2013

The adoption of IFRS 3 (Revised) may affect the accounting for business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. IAS 27 (Revised) will affect the accounting treatment for changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control, which will be accounted for as an equity transaction.

IFRS 9 Financial Instruments introduces new requirements for the classification and measurement of financial assets and will be effective from January 1, 2013, with earlier application permitted. The standard requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be measured at either amortized cost or fair value. Specifically, debt investments that (i) are held within a business model whose objective is to collect the contractual cash flows and (ii) have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost. All other debt investments and equity investments are measured at fair value.

IAS 24 (Revised) clarifies and simplifies the definition of related party. It introduces certain exemptions on disclosure requirements in respect of transactions between government-related entities and government, and other government-related entities.

Except for the abovementioned standards or interpretations, the directors are evaluating the impact of application of other standards or interpretations on the Group’s future results and financial statements.

Chapter 12 Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are stated at fair value. The principal accounting policies are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group’s equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority’s share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority’s interest in the subsidiary’s equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Business combination

The acquisition of business is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given and liabilities incurred or assumed by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date according to IFRS 3, Business Combinations.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. If, after reassessment, the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognized immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognized.

Chapter 12 Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Acquisition of additional interests in subsidiary

Goodwill arising on acquisition of additional interest in subsidiary represents the excess of the cost of acquisition over the carrying value of the net assets attributable to the additional interest in the subsidiary.

Interests in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group’s share of net assets of the associates, less any identified impairment loss. When the Group’s share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognized at the date of acquisition is recognized as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group’s interest in the relevant associate.

Interests in joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control (i.e. when the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control).

When a group entity undertakes its activities under joint venture arrangements directly, the Group’s share of jointly controlled assets and any liabilities incurred jointly with other venturers are recognised in the financial statements of the relevant entity and classified according to their nature. Liabilities and expenses incurred directly in respect of interests in jointly controlled assets are accounted for on an accrual basis. Income from the sale or use of the Group’s share of the output of jointly controlled assets, and its share of joint venture expenses, are recognised when it is probable that the economic benefits associated with the transactions will flow to/from the Group and their amount can be measured reliably.

Chapter 12 Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Interests in joint ventures (continued)

Joint venture arrangements that involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities. The Group reports its interests in jointly controlled entities using equity method of accounting and the details of equity method of accounting have been set out in the accounting policy for interests in associates. When a group entity transacts with a jointly controlled entity of the Group, unrealized profits and losses are eliminated to the extent of the Group’s interest in the joint venture.

The Group’s share using proportionate consolidation of the assets, liabilities, revenue and expenses of other joint ventures (no separate entity has been established) are included in the appropriate items of the financial statements.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal courses of business, net of discounts and sales related taxes. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in profit or loss as follows:

Sales of goods are recognized when goods are delivered and title has been passed.

Service income is recognized when services are provided.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial assets to that asset’s net carrying amount.

Dividend income from investments is recognized when the shareholders’ rights to receive payments have been established.

Intangible assets (other than goodwill)

Intangible assets acquired separately

Intangible assets acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Chapter 12 Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets (other than goodwill) (continued)

Internally-generated intangible assets – research and development expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognized only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortized on a straight line basis over its useful life. Expenditure incurred on projects to develop new products is capitalized only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development.

No development expenditure has been deferred by the Company.

Intangible assets acquired in a business combination

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

(i)	Coal reserves

Coal reserves represent the portion of total proven and probable reserves in the coal mine of a mining right. Coal reserves are amortized on a straight line basis over the shorter of their useful life estimated based on the total proven and probable reserves of the coal mine or contractual period from the date of acquisition which approximates the date from which they are available for use, or are amortized over the life of the mine on a unit of production basis of Australia Joint Ore Reserves Committee (“JORC”) reserves. Changes in the annual amortization rate resulting from changes in the remaining JORC reserves are applied on a prospective basis from the commencement of the next financial year.

(ii)	Coal resources

Coal resources represent the fair value of economically recoverable reserves (excluding the portion of total proven and probable reserves of coal mines of a mining right i.e. does not include the above coal reserves) of coal mines of a mining right (Details are set out in the accounting policy of exploration and evaluation expenditure). When production commences, the coal resources for the relevant areas of interest are amortized over the life of the area according to the rate of depletion of the economically recoverable reserves.

Chapter 12 Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets (other than goodwill) (continued)

(iii)	Rail access rights

Rail access rights are amortized on a straight line basis or on a unit of production basis under agreement over the life of the mine.

Exploration and evaluation expenditure

Exploration and evaluation expenditure incurred is accumulated in respect of each separately identifiable area of interest which is at individual mine level. These costs are only carried forward where the right of tenure for the area of interest is current and to the extent that they are expected to be recouped through successful development and commercial exploitation, or alternatively, sale of the area, or where activities in the area have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves and active and significant operations in, or in relation to, the area of interest are continuing.

The carrying amount of exploration and evaluation assets is assessed for impairment when facts or circumstances suggest the carrying amount of the assets may exceed their recoverable amount.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest. Accumulated costs in relation to an abandoned area are written-off in full in the period in which the decision to abandon the area is made.

When production commences, the accumulated costs for the relevant area of interest are amortized over the life of the area according to the rate of depletion of the economically recoverable reserves.

Capitalized exploration and evaluation expenditure considered to be tangible is recorded as a component of property, plant and equipment. Otherwise, it is recorded as an intangible asset.

Exploration and evaluation expenditure acquired in a business combination are recognised at their fair value at the acquisition date (the fair value of potential economically recoverable reserves at the acquisition date which is shown as “coal resources”)

Prepaid lease payments

Prepaid lease payments represent land use rights under operating lease arrangement and are stated at cost less accumulated amortization and accumulated impairment losses.

Chapter 12 Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment

Property, plant and equipment, other than construction in progress and freehold land, are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is charged so as to write off the cost of items of property, plant and equipment, other than construction in progress and freehold land, over their estimated useful lives and after taking into account their estimated residual value, using the straight line method or unit of production method.

Construction in progress represents property, plant and equipment under construction for production or for its own use purposes. Construction in progress is carried at cost less any impairment loss. Construction in progress is classified to the appropriate category of property, plant and equipment when completed and ready for intended use. Depreciation commences when the assets are ready for their intended use.

Any gain or loss arising on the disposal of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the consolidated income statement.

Impairment other than goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets and intangible assets with finite useful life to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset (determined at the higher of its fair value less costs to sell and its value in use) is estimated in order to determine the extent of the impairment loss (if any). Intangible assets with an indefinite useful life will be tested for impairment annually.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment loss is recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized as an income immediately.

Goodwill

Goodwill arising on acquisitions prior to January 1, 2005

Goodwill arising on an acquisition of net assets and operations of another entity for which the agreement date is before January 1, 2005 represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities of the relevant acquiree at the date of acquisition.

Chapter 12 Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill (continued)

For previously capitalized goodwill arising on acquisitions of net assets and operations of another entity after January 1, 2001, the Group has discontinued amortization from January 1, 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is an indication that the cash-generating unit to which the goodwill relates may be impaired (see the accounting policy below).

Goodwill arising on acquisitions on or after January 1, 2005

Goodwill arising on an acquisition of a business for which the agreement date is on or after January 1, 2005 represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the relevant business at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Goodwill is presented separately in the consolidated balance sheet.

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the acquisition. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated to reduce the carrying amount of any goodwill allocated to the unit first and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Any impairment is recognized immediately in the consolidated income statement and is not subsequently reversed.

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

Inventories

Inventories of coal and methanol are stated at the lower of cost and net realizable value. Cost, which comprises direct materials and, where applicable, direct labour and overheads that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average method. Net realizable value represents the estimated selling price less all further costs to completion and costs to be incurred in selling, marketing and distribution.

Inventories of auxiliary materials, spare parts and small tools expected to be used in production are stated at weighted average cost less allowance, if necessary, for obsolescence.

Chapter 12 Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Overburden in advance

Overburden in advance comprises the accumulation of expenses incurred to enable access to the coal seams, and includes direct removal costs, machinery and plant running costs. The deferred costs are then charged to the consolidated income statement in subsequent periods on the basis of run-of-mine (“ROM”) coal tonnes mined. This is calculated by multiplying the ROM coal tonnes mined during the period by the weighted average cost to remove a bank cubic metre (“BCM”) of waste by the stripping ratio (ratio of waste removed in BCMs to ROM coal tonnes mined). The stripping ratio of the Company’s Australian subsidiaries is based on the JORC reserves of each mine.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items that are recognized in other comprehensive income or directly to equity, in which case the deferred tax is also recognized in other comprehensive income or directly in equity respectively.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Chapter 12 Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Taxation (continued)

Felix and its wholly-owned Australian subsidiaries have formed an income tax consolidated group under the tax consolidation regime. Each entity in the tax consolidated group recognizes its own deferred tax assets and liabilities, except where the deferred tax assets relate to unused tax losses and credits, in which case Felix recognizes the assets. Felix group has entered into a tax sharing agreement whereby each company in the Felix group contributes to the income tax payable in proportion to their contribution to the profit before tax of the tax consolidated group. The tax consolidated group has also entered into a tax funding agreement whereby each entity in the Felix group can recognize their balance of the current tax assets and liabilities through inter-entity accounts.

Land subsidence, restoration, rehabilitation and environmental costs

One consequence of coal mining is land subsidence caused by the resettlement of the land above the underground mining sites. Depending on the circumstances, the Group may relocate inhabitants from the land above the underground mining sites prior to mining those sites or the Group may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined. The Group may also be required to make payments for restoration, rehabilitation or environmental protection of the land after the underground sites have been mined.

An estimate of such costs is recognized in the period in which the obligation is identified and is charged as an expense in proportion to the coal extracted. At each balance sheet date, the Group adjusts the estimated costs in accordance with the actual land subsidence status.

Leases

Leases of fixed assets where substantially all the risks and benefits incidental to ownership of the assets, but not the legal ownership, are transferred to the entities in the Group are classified as finance leases. Finance leases are capitalized, recording an asset and a liability equal to the lower of the fair value of the leased property plus transaction costs incurred or the present value of the minimum lease payments, including any guaranteed residual value. Leased assets are depreciated on a straight-line basis over their estimated useful lives where it is likely that the Group will obtain ownership of the assets or over the shorter of the asset’s useful life and the term of the lease. Lease payments are allocated between the reduction of the lease liability and lease finance charges for the year.

The net gains arising on the sale of an asset and the leasing back of the same asset using a finance lease are included as deferred income in the balance sheet and are released to the consolidated income statement on a straight-line basis over the term of the lease.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses on a straight-line basis over the term of the lease.

Chapter 12 Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized as part of the cost of those assets. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowings costs are recognized as expenses in the period in which they are incurred.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in the respective functional currency (i.e., the currency of the primary environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in profit or loss in the period in which they arise.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into the presentation currency of the Company (i.e. Renminbi) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to minority interests as appropriate). Such exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

Government grants

Government grants are recognized as income over the periods necessary to match them with the related costs. If the grants do not relate to any specific expenditure incurred by the Group, they are reported separately as other income. If the grants subsidize an expense incurred by the Group, they are deducted in reporting the related expense. Grants relating to depreciable assets are presented as a deduction from the cost of the relevant asset.

Annual leave, sick leave and long service leave

Benefits accruing to employees in respect of wages and salaries, annual leave and sick leave are included in trade and other payables. Related on-costs are also included in trade and other payables as other creditors. Long service leave is provided for when it is probable that settlement will be required and it is capable of being measured reliably.

Chapter 12 Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Annual leave, sick leave and long service leave (continued)

Employee benefits expected to be settled within 12 months are measured using the remuneration rate expected to apply at the time of settlement. Provisions made in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the Group in respect of services provided by employees up to the reporting date.

Retirement benefit costs

Payments to defined contribution retirement benefit plans are charged as expenses when the employees render the services entitling them to the contributions.

Financial instruments

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

The Group’s financial assets are classified into loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of financial assets are set out below.

Loan and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loan and receivables (including bank balances and cash, term deposits, restricted cash, bills and accounts receivable and other receivables) are initially measured at fair value and subsequently measured at amortized cost using the effective interest method, less any identified impairment loss.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments.

Chapter 12 Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Available-for-sale financial assets (continued)

At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognized initially in other comprehensive income and accumulated in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognized in equity is removed from equity and recognized in profit or loss (see accounting policy on impairment loss on financial assets below).

Available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition (see accounting policy on impairment loss on financial assets below).

Impairment of financial assets

Financial assets are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been impacted.

For an available-for sale equity investment, a significant or prolonged decline in the fair value of that investment below its cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

For certain categories of financial asset, such as trade and bills receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments and changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortised cost, an impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

For financial assets carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

Chapter 12 Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Impairment of financial assets (continued)

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade and bills receivables and other receivables, where the carrying amounts are reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. When a trade and bills receivables and other receivables are considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortised cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment losses was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Impairment losses on available-for-sale equity investments will not be reversed in profit or loss in subsequent periods. Any increase in fair value subsequent to impairment loss is recognized initially in other comprehensive income and accumulated in equity.

Financial liabilities and equity

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Financial liabilities

The Group’s financial liabilities including accounts payable and bills, other payables, amounts due to Parent Company and its subsidiary companies and bank borrowings are subsequently measured at amortized cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Chapter 12 Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

Financial liabilities are derecognized when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Accounting for derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (i) hedges of the fair value of recognized assets or liabilities (fair value hedge); and (ii) hedges of highly probable forecast transactions (cash flow hedge).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at the inception of the hedge and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in note 37. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

(i)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized initially in consolidated income statement immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. To the extent that the derivative is not effective as a hedge, gains and losses are recognized in the consolidated income statement as gains or losses on derivative instruments.

Chapter 12 Consolidated Financial Statements

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Accounting for derivative financial instruments and hedging activities (continued)

(ii)	Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized initially in other comprehensive income and accumulated in equity. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement. Amounts accumulated in equity are recognized in the consolidated income statement as the underlying hedged items are recognized.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated income statement.

(iii)	Derivatives that do not qualify for hedge accounting and those not designated as hedge

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting and those not designated as hedges are recognized immediately in the consolidated income statement.

Chapter 12 Consolidated Financial Statements

5.	KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in note 4, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Depreciation of property, plant and equipment

The cost of mining structures is depreciated using the unit of production method based on the estimated production volume for which the structure was designed. The management exercises their judgment in estimating the useful lives of the depreciable assets and the production volume of the mine. The estimated coal production volumes are updated at regular basis and have taken into account recent production and technical information about each mine. These changes are considered a change in estimate for accounting purposes and are reflected on a prospective basis in related depreciation rates. Estimates of the production volume are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information.

Amortization of assets

Coal reserves, coal resources and rail access rights are amortized on a straight line basis or unit of production basis over the shorter of their useful lives and the contractual period. The expensing of overburden removal costs is based on saleable coal production over estimated economically recoverable reserves. The useful lives are estimated on the basis of the total proven and probable reserves of coal mine. Proved and probable coal reserve estimates are updated at regular basis and have taken into account of recent production and technical information about each mine.

Provision for land subsidence, restoration, rehabilitation and environmental costs

The provision is reviewed regularly to verify that it properly reflects the remaining obligation arising from the current and past mining activities. Provision for land subsidence, restoration, rehabilitation and environmental costs are determined by the management based on their best estimates of the current and future costs, latest government policies and past experiences.

Chapter 12 Consolidated Financial Statements

5.	KEY SOURCES OF ESTIMATION UNCERTAINTY (continued)

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. As at December 31, 2009, the carrying amount of goodwill is RMB1,305,345,000 (2008: RMB 298,650,000).

Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the raw materials price inflation during the budget period. Expected cash inflows/outflows have been determined based on past performance and management’s expectations for the market development.

Estimated impairment of property, plant and equipment

When there is impairment indicator, the Group takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. Where the actual future cash flows are less than expected, a material impairment loss may arise. In estimating the future cash flows, the management have taken into account the recent production and technical advancement. As prices and cost levels change from year to year, the estimate of the future cash flow also changes. Notwithstanding the management has used all the available information to make their impairment assessment, inherent uncertainty exists on conditions of the mine and of the environment and actual written off may be higher than the amount estimated. As at December 31, 2009, the carrying amounts of property, plant and equipment is approximately RMB18,877,134,000 (2008: RMB14,149,446,000). During the year ended December 31, 2009, RMB14,199,000 was written off as expenses (2008: nil; 2007: RMB 339,743,000).

6.	SEGMENT INFORMATION

The Group is engaged primarily in the coal mining business. The Group is also engaged in the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales is made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”), Minmetals Trading Co., Ltd. (“Minmetals Trading”) or Shanxi Coal Imp. & Exp. Group Corp. (“Shanxi Coal Corporation”). The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. Certain of the Company’s subsidiaries are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the coal mining business segment, are insignificant to the Group. Certain of the Company’s subsidiaries are engaged in production of methanol and other chemical products, and invest in heat and electricity.

Gross revenue disclosed below is same as the turnover.

Chapter 12 Consolidated Financial Statements

6.	SEGMENT INFORMATION (continued)

For management purposes, the Group is currently organized into three operating divisions-coal mining, coal railway transportation and methanol, electricity and heat supply. These divisions are the basis on which the Group reports its segment information.

Principal activities are as follows:

Coal mining	– Underground mining, preparation and sales of coal

Coal railway transportation	– Provision of railway transportation services

Methanol, electricity and heat supply	– Production and sales of methanol and electricity and related heat supply services

The accounting policies of the reportable segments are the same as the Group's accounting policies described in note 4. Segment profit represents the profit earned by each segment without allocation of corporate expenses and directors' emoluments, results of associates, investment revenue, interest income, interest expenses and income tax expenses. This is the measure reported to the chief operating decision maker for the purposes of resource allocation and assessment of segment performance.

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the year ended December 31, 2009
	Coal mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Unallocated RMB’000	Eliminations RMB’000	Consolidated RMB’000

GROSS REVENUE
External	19,537,191	258,443	457,728	—	—	20,253,362
Inter-segment	169,153	61,507	474,946	—	(705,606)	—

Total	19,706,344	319,950	932,674	—	(705,606)	20,253,362

Chapter 12 Consolidated Financial Statements

6.	SEGMENT INFORMATION (continued)

INCOME STATEMENT (continued)

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2009
	Coal mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Eliminations RMB’000	Consolidated RMB’000

RESULT
Segment results	6,353,496	(171,712)	(277,320)	—	5,904,464

Unallocated corporate expenses					(473,221)
Unallocated corporate income					2,288
Interest income					187,604
Share of profit of an associate	—	—	109,786	—	109,786
Interest expenses					(45,115)

Profit before income taxes					5,685,806
Income taxes					(1,553,312)

Profit for the year					4,132,494

BALANCE SHEET

	At December 31, 2009
	Coal mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Consolidated RMB’000

ASSETS
Segment assets	46,812,323	690,172	4,105,745	51,608,240

Interests in an associate	—	—	939,981	939,981
Interests in jointly controlled entities	1,257	—	—	1,257
Unallocated corporate assets				9,883,113

				62,432,591

LIABILITIES
Segment liabilities	5,358,455	85,695	2,005,549	7,449,699

Unallocated corporate liabilities				25,728,599

				33,178,298

Chapter 12 Consolidated Financial Statements

6.	SEGMENT INFORMATION (continued)

OTHER INFORMATION

	For the year ended December 31, 2009
	Coal mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Unallocated RMB’000	Corporate RMB’000	Consolidated RMB’000

Capital additions (note 1)	24,086,467	11,401	1,219,970	—	6,954	25,324,792
Investments in jointly controled entities	1,257	—	—	—	—	1,257
Amortization of intangible assets	44,274	—	4	—	—	44,278
Release of prepaid lease payments	9,606	5,372	2,049	—	—	17,027
Depreciation of property, plant and equipment	1,409,507	86,251	295,321	—	2,199	1,793,278
Impairment loss on property, plant and equipment	13,609	—	590	—	—	14,199
Impairment losses reversed on accounts receivable and other receivables	(14,222)	—	588	—	—	(13,634)

Note 1:	Capital additions include the increase in goodwill during the year which represents RMB 766,816,000 and RMB239,879,000 in respect of coal mining and methanol, electricity and heat supply segments respectively.

Note 2:	Capital additions and investments in jointly controlled entities include those arising from the acquisition of subsidiaries.

INCOME STATEMENT

	For the year ended December 31, 2008
	Coal mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Unallocated RMB’000	Eliminations RMB’000	Consolidated RMB’000

GROSS REVENUE
External	24,557,521	247,199	98,361	—	—	24,903,081
Inter-segment	131,655	88,458	—	—	(220,113)	—

Total	24,689,176	335,657	98,361	—	(220,113)	24,903,081

Chapter 12 Consolidated Financial Statements

6.	SEGMENT INFORMATION (continued)

INCOME STATEMENT (continued)

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2008
	Coal mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Eliminations RMB’000	Consolidated RMB’000
RESULT
Segment results	9,678,304	(91,781)	(185,116)	—	9,401,407

Unallocated corporate expenses					(580,843)
Unallocated corporate income					7,401
Interest income					142,990
Share of loss of an associate	—	—	(67,367)	—	(67,367)
Interest expenses					(38,360)

Profit before income taxes					8,865,228
Income taxes					(2,385,617)

Profit for the year					6,479,611

BALANCE SHEET

	At December 31, 2008
	Coal mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Consolidated RMB’000
ASSETS
Segment assets	18,315,343	757,081	2,906,695	21,979,119

Interests in an associate	—	—	830,195	830,195
Unallocated corporate assets				9,529,317

				32,338,631

LIABILITIES
Segment liabilities	2,264,820	46,008	1,215,524	3,526,352

Unallocated corporate liabilities				1,995,669

				5,522,021

Chapter 12 Consolidated Financial Statements

6.	SEGMENT INFORMATION (continued)

OTHER INFORMATION

	For the year ended December 31, 2008
	Coal mining RMB’000	Coal railway transportation RMB’000	Methanol, electricity and heat supply RMB’000	Unallocated RMB’000	Corporate RMB’000	Consolidated RMB’000
Capital additions	1,925,294	29,234	925,084	—	2,105	2,881,717
Amortization of intangible assets	35,652	—	—	—	—	35,652
Release of prepaid lease payments	9,379	5,372	358	—	—	15,109
Depreciation of property, plant and equipment	1,009,365	79,912	49,159	—	2,373	1,140,809
Gain on disposal of property, plant and equipment	(12,317)	—	—	—	—	(12,317)
Impairment losses reversed on accounts receivable and other receivables	(4,369)	—	—	—	—	(4,369)

INCOME STATEMENT

	For the year ended December 31, 2007
	Coal mining RMB’000	Coal railway transportation RMB’000	Unallocated RMB’000	Eliminations RMB’000	Consolidated RMB’000
GROSS REVENUE
External	14,906,746	203,714	—	—	15,110,460
Inter-segment	—	103,267	—	(103,267)	—

Total	14,906,746	306,981	—	(103,267)	15,110,460

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

	For the year ended December 31, 2007
	Coal mining RMB’000	Coal railway transportation RMB’000	Unallocated RMB’000	Eliminations RMB’000	Consolidated RMB’000
RESULT
Segment results	5,027,049	(78,653)	(84,252)	—	4,864,144

Unallocated corporate expenses					(401,878)
Unallocated corporate income					7,143
Interest income					103,564
Share of loss of an associate	—	—	—	—	(2,438)
Interest expenses					(27,222)

Profit before income taxes					4,543,313
Income taxes					(1,315,520)

Profit for the year					3,227,793

Chapter 12 Consolidated Financial Statements

6.	SEGMENT INFORMATION (continued)

BALANCE SHEET

	At December 31, 2007
	Coal mining RMB’000	Coal railway transportation RMB’000	Unallocated RMB’000	Consolidated RMB’000
ASSETS
Segment assets	14,164,314	910,867	3,186,981	18,262,162

Interests in an associate				897,562
Unallocated corporate assets				7,027,676

				26,187,400

LIABILITIES
Segment liabilities	3,558,576	23,816	450,108	4,032,500

Unallocated corporate liabilities				666,288

				4,698,788

OTHER INFORMATION

	For the year ended December 31, 2007
	Coal mining RMB’000	Coal railway transportation RMB’000	Unallocated RMB’000	Corporate RMB’000	Consolidated RMB’000
Capital additions	1,234,177	30,367	1,704,375	24,100	2,993,019
Amortization of intangible assets	15,728	—	—	—	15,728
Release of prepaid lease payments	8,635	5,226	—	—	13,861
Depreciation of property, plant and equipment	1,135,820	81,059	1,289	18,964	1,237,132
Gain on disposal of property, plant and equipment	(25,002)	—	—	—	(25,002)
Impairment loss on property, plant and equipment	339,743	—	—	—	339,743
Impairment losses reversed on accounts receivable and other receivables	(4,363)	—	—	—	(4,363)

GEOGRAPHICAL INFORMATION

The following table sets out the geographical information. The geographical location of sales to external customers is based on the location at which the services were provided or the goods delivered. The geographical location of the specified non-current assets is based on the physical location of the asset, in the case of property, plant and equipment, the location of the operation to which they are allocated, in the case of intangible assets and goodwill, and the location of operations, in the case of interests in an associate and jointly controlled entities.

Chapter 12 Consolidated Financial Statements

6.	SEGMENT INFORMATION (continued)

GEOGRAPHICAL INFORMATION (continued)

The geographical information of sales are as follows:

	Revenue from external customers
	For the year ended December 31,
	2009 RMB’000	2008 RMB’000	2007 RMB’000
The PRC (place of domicile)	19,210,201	23,034,544	13,559,475
Australia	45,121	16,346	23,175
Others	998,040	1,852,191	1,527,810

Total	20,253,362	24,903,081	15,110,460

The geographical information of specified non-current assets are as follows:

	Specified non-current assets
	At December 31,
	2009 RMB’000	2008 RMB’000	2007 RMB’000
The PRC (place of domicile)	17,347,369	16,097,008	14,512,472
Australia	23,334,361	849,109	1,140,758

Total non-current assets	40,681,730	16,946,117	15,653,230

For the year ended December 31, 2009, the revenue from coal mining segment amounted to RMB19,537,191,000 (2008: RMB24,557,521,000; 2007: RMB14,906,746,000) which including sales to Group’s largest customer located in the PRC of approximately RMB 3,122,684,000 (2008: RMB 4,413,948,000; 2007: RMB 1,828,366,000). As at December 31, 2009, accounts receivable from this customer accounted for approximately 0% (2008: 20%; 2007, 0%) of the Group’s total accounts receivable. Other than this customer, there is no other customer whose sales accounted for 10% or more of the Group’s total revenue.

7.	NET SALES OF COAL

	Year ended December 31,
	2009 RMB’000	2008 RMB’000	2007 RMB’000
Coal sold in the PRC, gross	18,494,030	22,688,984	13,355,761
Less: Transportation costs	305,110	356,517	280,694

Coal sold in the PRC, net	18,188,920	22,332,467	13,075,067

Coal sold outside the PRC, gross	1,043,161	1,868,537	1,550,985
Less: Transportation costs	98,201	152,195	269,122

Coal sold outside the PRC, net	944,960	1,716,342	1,281,863

Net sales of coal	19,133,880	24,048,809	14,356,930

Net sales of coal represent the invoiced value of coal sold and are net of returns, discounts, sales taxes and transportation costs if the invoiced value includes transportation costs to the customers.

Chapter 12 Consolidated Financial Statements

8.	COST OF SALES AND SERVICE PROVIDED

	Year ended December 31,
	2009 RMB’000	2008 RMB’000	2007 RMB’000
Materials	1,482,653	1,616,865	1,257,433
Wages and employee benefits	3,281,578	2,624,821	2,392,447
Electricity	500,518	346,401	377,686
Depreciation	1,286,265	907,218	1,121,557
Land subsidence, restoration, rehabilitation and environmental costs	1,738,103	3,279,503	833,282
Repairs and maintenance	—	—	441,511
Annual fee and amortization of mining rights (note 24)	181,344	170,793	28,708
Transportation costs	86,618	131,301	105,930
Cost of traded coal	1,077,538	1,810,342	—
Others	535,915	929,545	773,370

	10,170,532	11,816,789	7,331,924

9.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2009 RMB’000	2008 RMB’000	2007 RMB’000
Wages and employee benefits	1,402,920	1,374,698	1,093,732
Additional medical insurance	20,919	53,068	22,896
Staff training costs	35,398	24,412	38,735
Depreciation	168,334	114,451	129,436
Distribution charges	148,580	103,209	93,014
Resource compensation fees (note)	177,842	159,938	117,772
Repairs and maintenance	474,233	424,751	34,348
Research and development	46,321	106,516	78,973
Freight charges	28,556	20,247	29,305
Property, plant and equipment written off	14,199	—	339,743
Loss on disposal of property, plant and equipment	11,252	—	—
Legal and professional fees	88,320	76,328	74,661
Social welfare and insurance	101,693	138,264	93,140
Utilities relating to administrative buildings	239,439	147,737	109,269
Environmental protection	82,426	48,028	26,700
Travelling, entertainment and promotion	79,734	80,109	87,644
Foreign exchange losses	—	328,858	3,150
Coal price adjustment fund	266,876	264,815	105,421
Bonus payments	67,842	49,977	75,655
Others	365,357	316,625	301,083

	3,820,241	3,832,031	2,854,677

Note:	In accordance with the relevant regulations, the Group pays resource compensation fees (effectively a government levy) to the Ministry of Geology and Mineral Resources at the rate of 1% on the sales value of raw coal.

Chapter 12 Consolidated Financial Statements

10.	OTHER INCOME

	Year ended December 31,
	2009 RMB’000	2008 RMB’000	2007 RMB’000
Dividend income	2,288	7,401	7,143
Gain on sales of auxiliary materials	25,769	37,762	63,579
Government grants	29,839	3,500	—
Interest income from bank deposits	187,604	142,990	103,564
Interest income from entrusted loan (note 20)	—	132,230	—
Others	65,519	27,610	24,644

	311,019	351,493	198,930

The above dividend income is from listed investments.

11.	INTEREST EXPENSE

	Year ended December 31,
	2009 RMB’000	2008 RMB’000	2007 RMB’000
Interest expenses on:
– bank borrowings wholly repayable within 5 years	18,838	20,537	10,522
– bank borrowings not wholly repayable within 5 years	11,396	15,899	14,200
– bills receivable discounted without recourse	13,665	75	—
Deemed interest expenses in respect of acquisition of Jining III	1,216	1,849	2,500

	45,115	38,360	27,222

12.	INCOME TAXES

	Year ended December 31,
	2009 RMB’000	2008 RMB’000	2007 RMB’000
Income taxes:
Current taxes	1,771,674	2,351,759	1,484,195
Under (over) provision in prior years	42,221	265,390	(104,512)

	1,813,895	2,617,149	1,379,683
Deferred tax charge (note 39)	(260,583)	(231,532)	1,925
Attributable to a change in tax rate	—	—	(66,088)

	1,553,312	2,385,617	1,315,520

Chapter 12 Consolidated Financial Statements

12.	INCOME TAXES (continued)

The Company and its subsidiaries in the PRC are subject to a standard income tax rate of 25% on its taxable income (2008: 25%; 2007: 33%).

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

On 16 March 2007, the People’s Republic of China promulgated the Law of the People’s Republic of China on Enterprise Income Tax (the “New Law”) by Order No. 63 of the President of the People’s Republic of China. On 6 December 2007, the State Council of the PRC issued Implementation Regulations of the New Law. The New Law and Implementation Regulations will change the tax rate from 33% to 25% for the Company and subsidiaries established in the PRC from 1 January 2008. The deferred tax balance has been adjusted to reflect the tax rates that are expected to apply to the respective periods when the asset is realized or the liability is settled.

The total charge for the year can be reconciled to the profit per the consolidated income statement as follows:

	Year ended December 31,
	2009 RMB’000	2008 RMB’000	2007 RMB’000
Standard income tax rate in the PRC	25%	25%	33%
Standard income tax rate applied to income before income taxes	1,421,452	2,216,307	1,499,293
Reconciling items:
Tax effect of future development fund deductible for tax purposes	(20,436)	—	(67,449)
Deemed interest not deductible for tax purposes	304	462	825
Expenses not deductible for tax purposes	(64,170)	(74,491)	29,008
(Reversal) provision of impairment loss on doubtful debts not subject to tax	—	(11,398)	(1,439)
Deemed interest income from subsidiaries subject to tax	31,134	40,213	17,402
Tax effect of tax losses not recognized	135,268	28	3,824
Under (over) provision in prior years	42,221	265,390	(104,512)
Decrease in opening deferred tax liability resulting from decrease in applicable tax rate	—	—	(66,088)
Utilization of unrecognized tax losses in prior years	—	(51,600)	—
Effect of tax rate differences in other taxation jurisdictions	1,504	—	—
Others	6,035	706	4,656

Income taxes	1,553,312	2,385,617	1,315,520

Effective income tax rate	27%	27%	29%

Chapter 12 Consolidated Financial Statements

13.	PROFIT FOR THE YEAR

	Year ended December 31,
	2009 RMB’000	2008 RMB’000	2007 RMB’000
Profit for the year has been arrived at after charging:
Amortization of intangible assets	44,278	35,652	15,728
Depreciation of property, plant and equipment	1,793,278	1,140,809	1,237,132

Total depreciation and amortization	1,837,556	1,176,461	1,252,860

Release of prepaid lease payments	17,027	15,109	13,861
Auditors' remuneration	12,401	10,157	14,683
Staff costs, including directors’ and supervisors’ emoluments	4,897,951	4,358,556	3,572,734
Retirement benefit scheme contributions (included in staff costs above)	1,092,817	867,808	720,091
Cost of inventories	9,219,686	11,986,520	7,145,614
Exchange loss, net	—	328,858	3,150
and crediting:
Exchange gains, net	(46,151)	—	—
Gain on disposal of property, plant and equipment	—	(12,317)	(25,002)
Reversal of impairment loss on accounts receivable and other receivables	(13,634)	(4,369)	(4,363)

Chapter 12 Consolidated Financial Statements

14.	DIRECTORS’ AND SUPERVISORS' REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS

(a)	Directors’ and supervisors’ emoluments

Details of the directors' and supervisors' emoluments are as follows:

	For the year ended December 31, 2009
	Fees RMB’000	Salaries, allowance and other benefits in kind RMB’000	Retirement benefit scheme contributions RMB’000	Total RMB’000
Independent non-executive directors
Pu Hongjiu	109	—	—	109
Zhai Xigui	109	—	—	109
Li Weian	109	—	—	109
Wang Junyan	109	—	—	109

	436	—	—	436

Executive directors
Wang Xin	—	—	—	—
Geng Jiahuai	—	—	—	—
Yang Deyu	—	148	29	177
Shi Xuerang	—	—	—	—
Chen Changchun	—	—	—	—
Wu Yuxiang	—	220	44	264
Wang Xinkun	—	250	50	300
Zhang Baocai	—	220	44	264
Dong Yunqing	—	220	44	264

	—	1,058	211	1,269

Supervisors
Song Guo	—	—	—	—
Zhang Shengdong	—	—	—	—
Zhou Shoucheng	—	—	—	—
Zhen Ailan	—	—	—	—
Wei Huanmin	—	220	44	264
Xu Bentai	—	259	52	311

	—	479	96	575

Other management team
Li Weimin	—	61	12	73
Jin Tai	—	61	13	74
Zhang Yingmin	—	61	12	73
He Ye	—	61	12	73
Tian Fengze	—	221	44	265
Shi Chenzhong	—	250	50	300
Qu Tianzhi	—	250	50	300
Ni Xinghua	—	250	50	300
Lai Cunliang	—	540	—	540

	—	1,755	243	1,998

Chapter 12 Consolidated Financial Statements

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS (continued)

(a)	Directors’ and supervisors’ emoluments (continued)

Details of the directors' and supervisors' emoluments are as follows:

	For the year ended December 31, 2008
	Fees RMB’000	Salaries, allowance and other benefits in kind RMB’000	Retirement benefit scheme contributions RMB’000	Total RMB’000
Independent non-executive directors
Pu Hongjiu	104	—	—	104
Cui Jianmin	50	—	—	50
Wang Xiaojun	60	—	—	60
Wang Quanxi	50	—	—	50
Zhai Xigui	54	—	—	54
Li Weian	54	—	—	54
Wang Junyan	54	—	—	54

	426	—	—	426

Chapter 12 Consolidated Financial Statements

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS (continued)

(a)	Directors’ and supervisors’ emoluments (continued)

	For the year ended December 31, 2008
	Fees RMB’000	Salaries, allowance and other benefits in kind RMB’000	Retirement benefit scheme contributions RMB’000	Total RMB’000
Executive directors
Wang Xin	—	—	—	—
Geng Jiahuai	—	—	—	—
Yang Deyu	—	—	—	—
Shi Xuerang	—	—	—	—
Chen Changchun	—	—	—	—
Wu Yuxiang	—	192	38	230
Wang Xinkun	—	218	44	262
Zhang Baocai	—	191	38	229
Dong Yunqing	—	192	38	230

	—	793	158	951

Supervisors
Meng Xianchang	—	—	—	—
Song Guo	—	—	—	—
Zhang Shengdong	—	—	—	—
Liu Weixin	—	—	—	—
Zhou Shoucheng	—	—	—	—
Zhen Ailan	—	—	—	—
Wei Huanmin	—	192	38	230
Xu Bentai	—	207	41	248

	—	399	79	478

Other management team
Jin Tai	—	—	—	—
Zhang Yingmin	—	—	—	—
He Ye	—	—	—	—
Tian Fengze	—	192	38	230
Shi Chenzhong	—	218	44	262
Qu Tianzhi	—	218	44	262
Ni Xinghua	—	218	44	262
Lai Cunliang	—	508	102	610

	—	1,354	272	1,626

Chapter 12 Consolidated Financial Statements

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS (continued)

(a)	Directors’ and supervisors’ emoluments (continued)

Details of the directors’ and supervisors’ emoluments are as follows:

	For the year ended December 31, 2007
	Fees RMB’000	Salaries, allowance and other benefits in kind RMB’000	Retirement benefit scheme contributions RMB’000	Total RMB’000
Independent non-executive directors
Pu Hongjiu	96	—	—	96
Cui Jianmin	96	—	—	96
Wang Xiaojun	115	—	—	115
Wang Quanxi	96	—	—	96

	403	—	—	403

Executive directors
Wang Xin	—	—	—	—
Geng Jiahuai	—	—	—	—
Yang Deyu	—	—	—	—
Shi Xuerang	—	—	—	—
Chen Changchun	—	—	—	—
Wu Yuxiang	—	172	34	206
Wang Xinkun	—	196	39	235
Zhang Baocai	—	171	34	205
Dong Yunqing	—	172	34	206

	—	711	141	852

Supervisors
Meng Xianchang	—	—	—	—
Song Guo	—	—	—	—
Zhang Shengdong	—	—	—	—
Liu Weixin	—	—	—	—
Xu Bentai	—	207	41	248

	—	207	41	248

Other management team
Jin Tai	—	—	—	—
Zhang Yingmin	—	—	—	—
He Ye	—	212	42	254
Tian Fengze	—	172	34	206
Shi Chenzhong	—	195	39	234
Qu Tianzhi	—	212	42	254
Ni Xinghua	—	196	39	235
Lai Cunliang	—	410	—	410

	—	1,397	196	1,593

No directors waived any emoluments in each of the year ended December 31, 2009, 2008 and 2007.

Chapter 12 Consolidated Financial Statements

14.	DIRECTORS’ AND SUPERVISORS’ REMUNERATION AND FIVE HIGHEST PAID INDIVIDUALS (continued)

(b)	Employees’ emoluments

The five highest paid individuals in the Group included no director for the year ended December 31, 2009 (2008: nil; 2007: nil). The emoluments of the five highest paid individuals (2008: five; 2007: five) were stated as follows:

	Year ended December 31,
	2009 RMB’000	2008 RMB’000	2007 RMB’000
Salaries, allowance and other benefits in kind	6,380	6,787	6,997
Retirement benefit scheme contributions	574	611	630
Discretionary bonuses	228	242	250

	7,182	7,640	7,877

Their emoluments were within the following bands:

	Year ended December 31,
	2009	2008	2007
	No. of employees	No. of employees	No. of employees
Nil to HK$1,000,000	—	—	—
HK$1,000,001 to HK$1,500,000	3	3	3
HK$1,500,001 to HK$2,000,000	1	1	2
HK$2,000,001 to HK$2,500,000	1	1	—

Chapter 12 Consolidated Financial Statements

15.	DIVIDEND RECOGNIZED AS DISTRIBUTION DURING THE YEAR

	Year ended December 31,
	2009 RMB’000	2008 RMB’000	2007 RMB’000
2008 final dividend, RMB0.400 per share (2008: 2007 final dividend RMB0.170; 2007: 2006 final dividend RMB0.120)	1,967,360	836,128	590,208
Special dividends approved, nil per share (2008: nil; 2007: RMB0.080)	—	—	393,472

	1,967,360	836,128	983,680

In the annual general meeting held on June 15, 2007, a final dividend and a special dividend in respect of the year ended December 31, 2006 was approved by the shareholders and paid to the shareholders of the Company.

In the annual general meeting held on June 27, 2008, a final dividend in respect of the year ended December 31, 2007 was approved by the shareholders and paid to the shareholders of the Company.

In the annual general meeting held on June 26, 2009, a final dividend in respect of the year ended December 31, 2008 was approved by the shareholders and paid to the shareholders of the Company.

The board of directors proposes to declare a final dividend of approximately RMB1,229,600,000 calculated based on a total number of 4,918,400,000 shares issued at RMB1 each, at RMB0.25 per share, in respect of the year ended December 31, 2009. The declaration and payment of the final dividend needs to be approved by the shareholders of the Company by way of an ordinary resolution in accordance with the requirements of the Company's Articles of Association. A shareholders' general meeting will be held for the purpose of considering and, if thought fit, approving this ordinary resolution.

16.	EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share attributable to the equity holders of the Company for the years ended December 31, 2009, 2008 and 2007 is based on the profit attributable to the equity holders of the Company for the year of RMB4,117,322,000, RMB6,488,908,000 and RMB3,230,450,000 and on the 4,918,400,000 shares in issue, during each of the three years.

The earnings per ADS have been calculated based on the profit for the relevant periods and on one ADS, being equivalent to 10 H shares. The equivalent H shares to one ADS have been changed from 50 to 10 H shares from June 27, 2008. The new ADS were distributed to ADS holders on July 3, 2008. The comparative figures of 2007 have been adjusted accordingly.

No diluted earning per share has been presented as there are no dilutive potential shares in issue during the years ended December 31, 2009, 2008 and 2007.

Chapter 12 Consolidated Financial Statements

17.	BANK BALANCES AND CASH/TERM DEPOSITS AND RESTRICTED CASH

Bank balances carry interest at market rates which ranged from 0.36% to 3.75% (2008: from 0.36% to 1.44%) per annum.

At the balance sheet dates, the short-term restricted cash, which carry interest at market rates of 0.36%-3.47% per annum (2008: 0.05%), represents the bank deposits pledged to certain banks to secure banking facilities granted to the Group. The long-term amount represents the bank deposits placed as guarantee for the future payments of rehabilitation costs of Southland as required by the Australian government and as guarantee for borrowings. The long-term deposits carry interest rate of 4.41% (2008:6.5%) per annum.

The term deposits carry fixed interest rate of 1.17% to 4.53% (2008: 1.35% to 2.52%) per annum.

18.	BILLS AND ACCOUNTS RECEIVABLE

	At December 31,
	2009 RMB’000	2008 RMB’000
Accounts receivable
– From third parties	357,282	435,711
– From a jointly controlled entity	81,329	—

Total accounts receivable	438,611	435,711
Less: Impairment loss	(4,542)	(29,509)

	434,069	406,202
Total bills receivable	4,289,853	2,571,064

Total bills and accounts receivable, net	4,723,922	2,977,266

Bills receivable represents unconditional orders in writing issued by or negotiated from customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties. The bills are non-interest bearing and have a maturity of six months.

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable based on the invoice dates at the balance sheet dates:

	At December 31,
	2009 RMB’000	2008 RMB’000
1-90 days	2,592,713	1,759,526
91-180 days	2,131,209	1,217,740

	4,723,922	2,977,266

Chapter 12 Consolidated Financial Statements

18.	BILLS AND ACCOUNTS RECEIVABLE (continued)

Before accepting any new customer, the Group assesses the potential customer's credit quality and defines credit limits by customer. Limits attributed to customers are reviewed once a year.

There are no significant trade receivables which are past due but not yet impaired on both balance sheet dates. The Group does not hold any collateral over these balances. The average age of these receivables is 88 days (2008: 65 days). The management closely monitors the credit quality of accounts receivable and consider the balance that are neither past due nor impaired are of good credit quality.

The Group has provided fully for all receivables over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable. For receivable aged over 4 years and considered irrecoverable by the management will be written off.

An analysis of the impairment loss on bills and accounts receivable is as follows:

	2009 RMB’000	2008 RMB’000
Balance at January 1	29,509	20,996
Provided for the year	335	8,950
Written off (recognized) reversed	(5,797)	2,265
Reversal	(19,505)	(2,702)

Balance at December 31	4,542	29,509

Included in the allowance for doubtful debts is an allowance of RMB 4.5million (2008: RMB 29.5million) for individually impaired trade receivables, which are mainly due from corporate customers in the PRC and considered irrecoverable by the management after consideration on the credit quality of those individual customers, the ongoing relationship with the Group and the aging of these receivables. The impairment recognized represents the difference between the carrying amount of these trade receivables and the present value of the amounts. The Group does not hold any collateral over these balances.

19.	INVENTORIES

	At December 31,
	2009 RMB’000	2008 RMB’000
COST
Methanol	27,320	7,414
Auxiliary materials, spare parts and small tools	288,550	220,960
Coal products	570,490	591,225

	886,360	819,599

Chapter 12 Consolidated Financial Statements

20.	OTHER LOANS RECEIVABLE

At December 31, 2007, the amount represented a loan granted to an independent third party, which carried interest at 7.00% per annum and was guaranteed by other independent third parties. The loan (the "Default Loan") was secured by certain state legal person shares of a company listed on the SSE ("the Secured Shares") and certain equity interest in another unlisted company held by the guarantor. The Default Loan was defaulted in January 2005 and the Company had applied to The People’s Supreme Court of the Shangdong Province (the "Court") to freeze the Secured Shares. The Company has also applied to the Court to dispose the Secured Shares by way of a public auction and the proceeds would be applied to repay the Default Loan and the associated interests to the Company.

In 2006, Shandong Runhua Group Company Limited ("Shandong Runhua") has also claimed for a portion of the Secured Shares. To protect the Company’s priority rights in the Secured Shares to recover the Default Loan, the Company sought support from the Shandong provincial government and the State-owned Assets Supervision and Administrative Committee (the “SASAC”). In January 2007, these government authorities in Shandong province and the SASAC have rendered formal written request to the Court to protect the Company’s priority right on the Secured Shares.

In October 2007, the Company, Shandong Runhua and the guarantor reached an agreement in the presence of the Court. According to the settlement agreement, 240 million of the total 289 million Secured Shares held by the guarantor should belong to Shandong Runhua and 200 million Secured Shares should be transferred to Shandong Runhua from the guarantor. At the same time, Shandong Runhua has agreed to assist the guarantor to repay the principal and the associated interest of the Default Loan to the Company. The Company has the right to request for the disposal of the frozen 49 million Secured Shares owned by the guarantor for the settlement if the Default Loan is not repaid by the guarantor or Shandong Runhua after June 6, 2008 (the date the restriction on trading of the Secured Shares is removed). If the proceed received from the disposal of the 49 million Secured Shares would not be sufficient to cover the loan principal and interest of the Default Loan by that time, the Company has the right to request for the disposal of the remaining 40 million Secured Shares held under the guarantor and not yet transferred to Shandong Runhua for settlement. If the disposal of the above mentioned 89 million Secured Shares would still not be sufficient for settlement of the liability borne by the guarantor, the Company would have the right to further request for the disposal of the 200 million Secured Shares already transferred by the guarantor to Shandong Runhua for full settlement of approximate RMB700 million (including the interest). In 2008, the Company has executed the Secured Share rights and collected principal of RMB640 million plus interest after tax of RMB130 million (note 10).

Chapter 12 Consolidated Financial Statements

21.	PREPAYMENTS AND OTHER RECEIVABLES

	At December 31,
	2009 RMB’000	2008 RMB’000
Advances to suppliers	75,623	94,796
Prepaid freight charges and related handling charges	5,232	7,958
Due from a jointly controlled entity (note)	66,321	—
Deposit for environment protection	226,252	200,000
Prepaid relocation costs of inhabitants	1,288,453	1,151,895
Others	206,348	112,561

	1,868,229	1,567,210

Included in the above balances as of December 31, 2009 is an impairment loss of RMB21,854,000 (2008: RMB16,854,000). During the year ended December 31, 2009, the Group wrote off impairment loss of RMB536,000. During the year ended December 31, 2008, the Group wrote off impairment loss of RMB2,646,000 and reversed impairment loss of RMB10,617,000.

The Group has provided fully for all receivables over 3 years because historical experience is such that receivables that are past due beyond 3 years are generally not recoverable. Receivable will be written off, if aged over 4 years and considered irrecoverable by the management after considering the credit quality of the individual party and the nature of the amount overdue.

Note: The amount due from a jointly controlled entity is unsecured, interest-free and has no fixed repayment term.

22.	PREPAID LEASE PAYMENTS

	At December 31,
	2009 RMB’000	2008 RMB’000
Current portion	17,121	15,296
Non-current portion	691,339	628,119

	708,460	643,415

The amounts represent prepaid lease payments for land use rights which are situated in the PRC and have a term of 45 to 50 years from the date of grant of land use rights certificates.

Chapter 12 Consolidated Financial Statements

23.	PREPAYMENT FOR RESOURCES COMPENSATION FEES

In accordance with the relevant regulations, the Shanxi Group is required to pay resources compensation fees to the Heshun Municipal Coal Industry Bureau at a rate of RMB2.70 per tonne of raw coal mined. During the year 2006, Shanxi Group was requested by the relevant government to prepay the fees based on production volume of 10 million tonnes. At the balance sheet date, the amount represented the prepayment for resources compensation fees not yet utilized. The current portion represents the amount to be utilized in the coming year which is estimated based on expected production volume.

24.	INTANGIBLE ASSETS

	Coal reserves RMB’000	Coal resources RMB’000	Technology RMB’000	Rail access rights RMB’000	Others RMB’000	Total RMB’000
COST
At January 1, 2008	417,113	—	—	—	—	417,113
Exchange re-alignment	(30,772)	—	—	—	—	(30,772)
Acquisition of Zhaolou Coal mine	747,339	—	—	—	—	747,339

At December 31, 2008 and at January 1, 2009	1,133,680	—	—	—	—	1,133,680
Exchange re-alignment	25,998	—	—	—	—	25,998
Additions for the year	—	—	—	—	233	233
Acquisition of Felix	13,782,538	3,859,559	153,235	41,523	11,168	17,848,023

At December 31, 2009	14,942,216	3,859,559	153,235	41,523	11,401	19,007,934

AMORTIZATION
At January 1, 2008	61,101	—	—	—	—	61,101
Exchange re-alignment	(2,780)	—	—	—	—	(2,780)
Provided for the year	35,652	—	—	—	—	35,652

At December 31, 2008 and at January 1, 2009	93,973	—	—	—	—	93,973
Exchange re-alignment	3,009	—	—	—	—	3,009
Provided for the year	44,274	—	—	—	4	44,278

At December 31, 2009	141,256	—	—	—	4	141,260

CARRYING VALUES
At December 31, 2009	14,800,960	3,859,559	153,235	41,523	11,397	18,866,674

At December 31, 2008	1,039,707	—	—	—	—	1,039,707

The addition of mining right of RMB747,339,000 during the year ended December 31, 2008 represented the consideration paid for Zhaolou coal mine acquired from the Parent Company.

Chapter 12 Consolidated Financial Statements

24.	INTANGIBLE ASSETS (continued)

In addition, the Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company, effective from September 25, 1997, an annual fee of RMB12,980,000 as compensation for the Parent Company's agreement to give up the mining rights associated with the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine and Jining II. The annual fee is subject to change after a ten-year period. Up to the date of these financial statements, compensation fee of RMB5 per tonne of raw coal mined amounting to RMB 137,070,000 (2008:RMB135,141,000) for the year has been preliminary agreed. The revised compensation fees are to be settled with governmental authority directly. The actual amount of compensation fee payable each year is still to be confirmed by the governmental authority.

The other mining rights (coal reserves) are amortized on the following basis:.

Amortization method
Jining III	Amortized on a straight-line basis over 20 years
Zhaolou	Amortized on a straight-line basis over 28 years
Tianchi	Amortized on a straight-line basis over 27 years
Austar	Unit of production method
Ashton	Unit of production method
Minerva	Unit of production method
Moolarben	Unit of production method
Yarrabee	Unit of production method

Rail access rights are amortized on a straight line basis or unit of production basis over the life of the mine.

Technology has not yet reached the stage of commercial application and therefore is not amortized.

Other intangible assets namely represent computer software and water licenses and are amortized on a straight line basis of 2.5 to 5 years over the useful life and the life of coal mine respectively.

Amortization expense for the year of RMB44,278,000 (2008: RMB35,652,000) has been included in cost of sales and service provided.

At December 31, 2009, intangible assets with a carrying amount of approximately RMB4,288,410,000 (2008: Nil) have been pledged to secure the borrowings of the Company's subsidiaries (Note 36).

Chapter 12 Consolidated Financial Statements

25.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land in Australia RMB’000	Buildings RMB’000	Harbor works and crafts RMB’000	Railway structures RMB’000	Mining structures RMB’000	Plant, machinery and equipment RMB’000	Transportation equipment RMB’000	Construction in progress RMB’000	Total RMB’000
COST

At January 1, 2008	57,311	2,580,091	250,349	736,358	3,687,389	9,547,481	354,373	4,681,062	21,894,414
Exchange re-alignment	(15,032)	(3,066)	—	—	—	(252,328)	(303)	(70,451)	(341,180)
Additions	—	—	—	—	—	97,150	3,330	1,965,762	2,066,242
Transfers	—	429,580	5,456	132,609	11,184	1,145,823	24,270	(1,748,922)	—
Disposals	—	(978)	—	—	—	(45,996)	(4,045)	—	(51,019)

At December 31, 2008 and January 1, 2009	42,279	3,005,627	255,805	868,967	3,698,573	10,492,130	377,625	4,827,451	23,568,457
Exchange re-alignment	14,037	2,933	—	—	—	261,896	60	42,608	321,534
Acquisition of Hua Ju Energy	—	290,362	—	—	—	434,929	4,050	25,872	755,213
Acquisition of Felix	223,963	35,403	—	—	486,736	1,882,269	—	918,536	3,546,907
Additions	9,656	1,084	—	—	—	163,300	6,981	1,904,628	2,085,649
Transfers	577	481,045	—	480,557	994,476	4,553,842	21,366	(6,531,863)	—
Written off	—	—	—	—	—	—	—	(14,199)	(14,199)
Disposals	—	(39,410)	(2,127)	(2,936)	—	(359,180)	(36,637)	—	(440,290)

At December 31, 2009	290,512	3,777,044	253,678	1,346,588	5,179,785	17,429,186	373,445	1,173,033	29,823,271

ACCUMULATED DEPRECIATION
AND IMPAIRMENT
At January 1, 2008	—	1,225,364	24,277	323,121	1,719,539	4,856,779	220,740	—	8,369,820
Exchange re-alignment	—	(964)	—	—	—	(47,147)	—	—	(48,111)
Provided for the year	—	94,907	42,653	62,171	80,538	836,981	23,559	—	1,140,809
Eliminated on disposals	—	(387)	—	—	—	(39,393)	(3,727)	—	(43,507)

At December 31, 2008 and January 1, 2009	—	1,318,920	66,930	385,292	1,800,077	5,607,220	240,572	—	9,419,011
Exchange re-alignment	—	936	—	—	—	82,274	50	—	83,260
Provided for the year	—	220,440	12,010	35,765	86,087	1,399,981	38,995	—	1,793,278
Eliminated on disposals	—	(9,783)	(1,473)	(2,226)	—	(302,184)	(33,746)	—	(349,412)

At December 31, 2009	—	1,530,513	77,467	418,831	1,886,164	6,787,291	245,871	—	10,946,137

CARRYING VALUES
At December 31, 2009	290,512	2,246,531	176,211	927,757	3,293,621	10,641,895	127,574	1,173,033	18,877,134

At December 31, 2008	42,279	1,686,707	188,875	483,675	1,898,496	4,884,910	137,053	4,827,451	14,149,446

Chapter 12 Consolidated Financial Statements

25.	PROPERTY, PLANT AND EQUIPMENT (continued)

The following estimated useful lives are used for the depreciation of property, plant and equipment, other than construction in progress and freehold land:

Buildings	10 to 30 years
Harbor works and crafts	40 years
Railway structures	15 to 25 years
Plant, machinery and equipment	2.5 to 25 years
Transportation equipment	6 to 18 years

Transportation equipment includes vessels which are depreciated over the estimated useful lives of 18 years.

The mining structures include the main and auxiliary mine shafts and underground tunnels. Depreciation is provided to write off the cost of the mining structures using the units of production method based on the estimated production volume for which the structure was designed and the contractual period of the relevant mining rights.

During the year ended December 31, 2009, the directors conducted a review of the Group's mining assets and determined that a number of those assets were impaired, due to physical damage and technical obsolescence. Accordingly, an aggregate amount of RMB14,199,000 (2008: nil) have been written off in respect of construction in progress including railway projects and water engineering projects.

At December 31, 2009, property, plant and equipment with a carrying amount of approximately RMB3,546,907,000 (2008: Nil) have been pledged to secure bank borrowings of the Group (Note 36).

In addition, the Group's finance leases (Note 36) are secured by the property, plant and equipment held under the relevant finance leases with a carrying amount of RMB651,981,000 (2008: Nil).

26.	OVERBURDEN IN ADVANCE

	At December 31,
	2009 RMB’000	2008 RMB’000
Overburden in advance-cost	350,676	—

Overburden in advance comprises the accumulation of expenses incurred to enable access to the coal seams, and includes direct removal costs, machinery and plant running costs. The deferred costs are presented after the deduction of the portion that has been transferred to the income statement in the period.

Chapter 12 Consolidated Financial Statements

27.	GOODWILL

	2009 RMB’000	2008 RMB’000
COST
At January 1	298,650	298,650
Acquisition of Hua Ju Energy	239,879	—
Acquisition of Felix	766,816	—

At December 31	1,305,345	298,650

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units that are expected to benefit from that business combination. The carrying amount of goodwill had been allocated as follows:

	2009 RMB’000	2008 RMB’000
Coal Mining
– Jining II	10,106	10,106
– Shandong Yanmei Shipping Co., Ltd	10,046	10,046
– Heze	35,645	35,645
– Shanxi Group	145,613	145,613
– Felix	766,816	—

Coal Railway Transportation
– Railway Assets	97,240	97,240

Electricity and heat supply
– Hua Ju Energy	239,879	—

	1,305,345	298,650

Felix was acquired by the Group at the end of the year and its fair value has been assessed by the valuer (note 44). Therefore the Group did not perform detailed calculation of value in use on the cash generating units to assess whether impairment is required on the goodwill.

The recoverable amounts of goodwill from each of the above cash generating units have been determined on the basis of value in use calculations. The recoverable amounts are based on certain similar key assumptions on discount rates, growth rates and expected changes in selling prices and direct cost. All value in use calculations use cash flow projections based on financial budgets approved by management covering a 5-year period, using a zero percent growth rate and with a discount rate of 8% (2008: 8%).

The cash flows beyond the 5-year period are extrapolated for 5 years using a zero percent growth rate. Cash flow projections during the budget period for each of the above units are based on the budgeted revenue and expected gross margins during the budget period and the same raw materials price inflation during the budget period. Expected cash inflows/outflows, which include budgeted sales, gross margin and raw material price inflation, have been determined based on past performance and management’s expectations for the market development. Management believes that any reasonably possible change in any of these assumptions would not cause the carrying amount of each of the above units to exceed the recoverable amount of each of the above units. During the years ended December 31, 2009 and 2008, management of the Group determined that there are no impairments of any of its cash-generating units containing goodwill.

Chapter 12 Consolidated Financial Statements

28.	INVESTMENTS IN SECURITIES

The investments in securities represent available-for-sale equity investments:

	At December 31,
	2009 RMB’000	2008 RMB’000
Equity securities listed on the SSE
– Stated at fair value	264,672	139,447
Unlisted equity securities	30,623	440

	295,295	139,887

Previously, the Group invested in certain state legal person shares of Shenergy Company Limited and Jiangsu Lian Yun Gang Port Corporation Limited. These shares were not tradable.

Pursuant to the share reform plan of Shenergy Company Limited carried out in 2006, the non-tradable legal person shares with the investment cost of RMB60,421,000 held by the Company were converted into tradable shares on August 17, 2006. Under this share reform plan, the Company has committed that the Company will not sell more than one-third of the shares held as of August 17, 2005 within one year after August 17, 2006; and two-third of the shares held as of August 17, 2005 within two years after August 17, 2006. This investment is presented as listed securities stated at fair value as at December 31, 2009 at the amount of RMB254,046,000 (2008: RMB133,720,000).

On April 26, 2007, Jiangsu Lian Yun Gang Port Corporation Limited became a public company with its shares listed in SSE. The Company has committed not to sell its holding, or transfer to others before April 28, 2008. This investment is presented as listed securities which amount to RMB10,626,000 as at December 31, 2009 (2008:RMB5,727,000).

The investments in equity securities listed on the SSE are carried at fair value determined according to the quoted market prices in an active market.

The unlisted equity securities are stated at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

Chapter 12 Consolidated Financial Statements

29.	INTERESTS IN AN ASSOCIATE

	At December 31,
	2009 RMB’000	2008 RMB’000
Cost of investment in an associate	900,000	900,000
Share of post-acquisition profit (loss)	39,981	(69,805)

	939,981	830,195

Information on major associates is as follows:

				At December 31,
Name of associate	Place of establishment and operation	Class of shares held	Principal activity	2009 Interest held	2008 Interest held
Huadian Zouxian Power Generation Company Limited	PRC	Registered Capital	electricity generation business	30%	30%

Huadian Zouxian Power Generation Company Limited is held by the Company directly.

Summarized financial information in respect of the Group’s associates is set out below:

	At December 31,
	2009 RMB’000	2008 RMB’000
Total assets	6,945,366	7,623,355
Total liabilities	(3,812,095)	(4,856,038)

Net assets	3,133,271	2,767,317

Group’s share of net assets of associates	939,981	830,195

	Year ended December 31,
	2009 RMB’000	2008 RMB’000
Revenue	3,832,204	3,650,661

Profit (Loss) for the year	365,954	(224,556)

Group’s share of profit (loss) of associates	109,786	(67,367)

Chapter 12 Consolidated Financial Statements

30.	DEPOSIT MADE ON INVESTMENT

	At December 31,
	2009 RMB’000	2008 RMB’000
Shaanxi coal mine operating company	117,926	117,926
Inner Mongolia Rong Xin Chemical Co., Ltd.	1,320	—
Inner Mongolia Yi Feng Mining Investment Co., Ltd.	53,880	—
Inner Mongolia Da Xin Industrial Gases Co., Ltd.	1,800	—
Stamp duty paid	95	—

	175,021	117,926

During 2006, the Company entered into a co-operative agreement with two independent third parties to establish a company for acquiring a coal mine in Shaanxi province for operations. The Company will have to invest approximately RMB196.8 million in order to obtain 41% equity interest. As at December 31, 2009, the Company made a deposit of RMB118 million (2008: RMB118 million) in relation to this acquisition. As at December 31, 2009, the relevant procedures to establish the new company are still in progress, and the establishment has not yet been completed.

During the year, the Company entered into a co-operative agreement with an independent third party to acquire 100% equity interest in Inner Mongolia Rong Xin Chemical Co., Ltd. at a consideration of RMB4.4 million. As at December 31, 2009, the Company made a deposit of RMB1.32 million in relation to this acquisition. As at December 31, 2009, equity transfer and the relevant approval from government authority have not yet been completed. Under the agreement, the Company can only assign personnel to take over the company’s business until the relevant application documents are approved formally.

During the year, the Company entered into a co-operative agreement with an independent third party to acquire 100% equity interest in Inner Mongolia Yi Feng Mining Investment Co., Ltd. at a consideration of RMB179.6 million. As at December 31, 2009, the Company made a deposit of RMB53.88 million in relation to this acquisition. As at December 31, 2009, equity transfer and the relevant approval from government authority have not yet been completed. Under the agreement, the Company can only assign personnel to take over the company’s business until the relevant application documents are approved formally.

During the year, the Company entered into a co-operative agreement with two independent third parties to acquire 100% equity interest in Inner Mongolia Da Xin Industrial Gases Co., Ltd. at a consideration of RMB6 million. As at December 31, 2009, the Company made a deposit of RMB1.8 million in relation to this acquisition. As at December 31, 2009, equity transfer and the relevant approval from government authority have not yet been completed. Under the agreement, the Company can only assign personnel to take over the company’s business until the relevant application documents are approved formally.

Chapter 12 Consolidated Financial Statements

31.	INTERESTS IN JOINTLY CONTROLLED ENTITIES

	At December 31,
	2009 RMB’000	2008 RMB’000
Share of net assets	1,257	—

Information on major jointly controlled entities is as follows:

				At December 31,
				2009		2008
Name of jointly controlled entity	Place of establishment and operation	Class of shares held	Principal activity	Voting power	Interest held	Voting power	Interest held
Australian Coal Processing Holdings Pty Ltd (i)	Australia	ordinary shares	Holding company	33.33%	60%	—	—
Ashton Coal Mines Limited (ii)	Australia	ordinary shares	Real estate holder & sales company	33.33%	60%	—	—

(i)	A subsidiary of the Company holds 60% of the ordinary shares of Australian Coal Processing Holdings Pty Ltd. Under the shareholders agreement between the subsidiary and the remaining two shareholders, all major financial and operating policy decisions require a vote by directors who together represent shareholders holding 100% of the shares or a vote by shareholders who together hold 100% of the shares. Therefore decisions must be passed unanimously by directors or shareholders and the subsidiary’s voting power is equivalent to 33.33%.

(ii)	A subsidiary of the Company holds 60% of the ordinary shares of Ashton Coal Mines Limited. Under the shareholders agreement between the subsidiary and the remaining two shareholders, all major financial and operating policy decisions require a unanimous resolution of the shareholders. Therefore decisions must be passed unanimously by shareholders and the subsidiary’s voting power is equivalent to 33.33%.

(iii)	The above jointly controlled entities are held indirectly by the Company. These entities were obtained from the acquisition of Felix at the end of the year and therefore there is no share of profit or loss of jointly controlled entities.

Summarized financial information in respect of the Group’s jointly controlled entities is set out below:

	At December 31,
	2009 RMB’000	2008 RMB’000
Total assets	245,024	—
Total liabilities	(242,929)	—

Net assets	2,095	—

Group’s share of net assets of jointly controlled entities	1,257	—

Chapter 12 Consolidated Financial Statements

32.	INTERESTS IN JOINT VENTURES

Information on major joint ventures (other than jointly controlled entities) is as follows:

			At December 31,
Name of joint venture	Place of establishment and operation	Principal activity	2009 Interest held	2008 Interest held
Boonal joint venture	Australia	Provision of a coal haul road and train load out facilities	50%	—
Minerva joint venture	Australia	Development and operation of an open-cut coal mine	51%	—
Athena joint venture	Australia	Coal exploration	51%	—
Ashton joint venture	Australia	Development and operation of open-cut and underground coal mines	60%	—
Moolarben joint venture	Australia	Development and operation of open-cut and underground coal mines	80%	—

The above joint ventures are established and operated as unincorporated businesses and are held indirectly by the Company. These joint ventures are consolidated into the Company’s consolidated financial statements due to the acquisition of Felix.

The Group’s interest in the assets and liabilities of the joint ventures is set out below:

	At December 31,
	2009 RMB’000	2008 RMB’000
Current assets	537,378	—
Non-current assets	18,677,130	—
Current liabilities	(5,393,837)	—
Non-current liabilities	(30,327)	—

	13,790,344	—

Chapter 12 Consolidated Financial Statements

33.	BILLS AND ACCOUNTS PAYABLE

	At December 31,
	2009 RMB’000	2008 RMB’000
Accounts payable
– To third parties	1,242,349	749,786
– To a jointly controlled entity	5,667	—

	1,248,016	749,786
Bills payable	118,960	160,341

	1,366,976	910,127

The following is an aged analysis of bills and accounts payable based on the invoice dates at the reporting date:

	At December 31,
	2009 RMB’000	2008 RMB’000
1-90 days	1,153,686	469,740
91-180 days	84,400	177,404
181-365 days	46,955	132,576
1-2 years	81,935	130,407

	1,366,976	910,127

The average credit period for accounts payable and bills payable is 90 days. The Group has financial risk management policies in place to ensure that all payables are within the credit timeframe.

Chapter 12 Consolidated Financial Statements

34.	OTHER PAYABLES AND ACCRUED EXPENSES

	At December 31,
	2009 RMB’000	2008 RMB’000
Customers’ deposits	1,488,748	757,631
Accrued wages	578,679	435,450
Other taxes payable	166,604	265,231
Payables in respect of purchases of property, plant and equipment and construction materials	643,674	654,304
Accrued freight charges	58,119	13,189
Accrued repairs and maintenance	35,846	49,766
Accrued utility expenses	18,829	—
Staff welfare payable	122,487	77,873
Withholding tax payable	1,869	466
Deposits received from employees	14,469	68,969
Coal price adjustment fund	34,764	34,081
Accrued land subsidence, restoration, rehabilitation and environmental costs	78,356	59,871
Payable on compensation fee of mining rights	272,210	135,141
Payables by Felix to companies related to its directors (note)	602,597	—
Others	324,583	146,284

	4,441,834	2,698,256

Note:	To assist with the funding of the dividend paid to Felix’s shareholders prior to the acquisition by the Group, certain Felix’s directors, through their related entities, loaned unsecured funds to Felix. The amounts due have been fully repaid after the balance sheet date.

Chapter 12 Consolidated Financial Statements

35.	PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

	2009 RMB’000	2008 RMB’000
Balance at January 1	450,979	19,635
Acquisition of Felix	48,170	—
Additional provision in the year	1,733,325	3,369,696
Utilization of provision	(623,666)	(2,938,352)

Balance at December 31	1,608,808	450,979

Presented as:
Current portion	1,564,106	450,979
Non-current portion	44,702	—

	1,608,808	450,979

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

36.	BORROWINGS

	At December 31,
	2009 RMB’000	2008 RMB’000
Current liabilities
Bank borrowings
– Unsecured borrowings (i)	22,000	82,000
– Secured borrowings (ii)	919,410	—
Finance leases (iii)	656,703	—

	1,598,113	82,000
Non-current liabilities
Bank borrowings
– Unsecured borrowings (i)	154,000	176,000
– Secured borrowings (ii)	20,757,728	—

	20,911,728	176,000

Total borrowings	22,509,841	258,000

Chapter 12 Consolidated Financial Statements

36.	BORROWINGS (continued)

(i)	Unsecured borrowings are repayable as follows:

	At December 31,
	2009 RMB’000	2008 RMB’000
Within one year	22,000	82,000
More than one year, but not exceeding two years	22,000	22,000
More than two years, but not more than five years	66,000	66,000
More than five years	66,000	88,000

Total	176,000	258,000

The balance as of December 31, 2008 represented two borrowings amounting to RMB60,000,000 and RMB198,000,000 obtained by Shanxi Tianchi before the Company acquired it. Included in the loans was an amount of RMB60,000,000 that carried interest at 5.31% per annum and the Group has fully settled the amount in 2009. The remaining balance of RMB176,000,000 (2008: RMB198,000,000) carries interest at 5.94% (2008: 5.94%) per annum and is subject to adjustment based on the interest rate stipulated by the People’s Bank of China (“PBOC”). The loan is repayable by 20 instalments over a period of 12 years, with the first instalment due in May 2008. The amount is also guaranteed by the Parent Company.

(ii)	Secured borrowings are repayable as follows:

	At December 31,
	2009 RMB’000	2008 RMB’000
Within one year	919,410	—
More than one year, but not exceeding two years	6,930,623	—
More than two years, but not more than five years	13,827,105	—

Total	21,677,138	—

Included in the balance as of December 31, 2009 are loans amounting to RMB20,757,728,000 (USD3,040,000,000) obtained by the Group for the purpose of settling the consideration in respect of acquisition of Felix. The borrowings of RMB19,801,780,000 (USD2,900,000,000) and of RMB955,948,000 (USD140,000,000) carry interest at three-month LIBOR plus a margin of 0.75% (approximately 4.02%) and at three-month LIBOR plus a margin of 0.8% (approximately 4.22%) respectively. The borrowings are guaranteed by the Parent Company and secured by the Group’s restricted cash (note 17).

The remaining borrowing attributable to Felix amounting to RMB919,410,000 (AUD150,000,000) carries interest at BBSY plus a margin of 3.8% (approximately 7.6%) and was obtained prior to the acquisition of Felix. This borrowing and the finance leases (note 36(iii)) are secured by the Group’s property, plant and equipment (note 25) and intangible assets (note 24) and are also secured by a floating charge over the other assets of Felix.

Chapter 12 Consolidated Financial Statements

36.	BORROWINGS (continued)

(iii)	Finance leases are repayable as follows:

	At December 31,
	2009 RMB’000	2008 RMB’000
Minimum lease payments
Within one year	841,590	—
More than one year, but not exceeding two years	—	—
More than two years, but not more than five years	—	—

	841,590	—
Less: Future finance charges	(184,887)	—

Present value of lease payments	656,703	—

	At December 31,
	2009 RMB’000	2008 RMB’000
Present value of minimum finance lease payments
Within one year	656,703	—
More than one year, but not exceeding two years	—	—
More than two years, but not more than five years	—	—

	656,703	—
Less: amounts due within one year and included in current liabilities	(656,703)	—

Amounts due after one year and included in non-current liabilities	—	—

Chapter 12 Consolidated Financial Statements

36.	BORROWINGS (continued)

Breach of loan agreement:

The bank borrowings and finance leases granted to Felix have a number of provisions including the satisfaction of minimum net assets value and the proportion of forward contracts by Felix as at December 31, 2009.

At December 31, 2009, Felix breached the above loan provisions. As a result of the breach, long term portions of the bank borrowings and finance leases of RMB919,410,000 and RMB654,546,000 respectively have been reclassified as current liabilities.

In April 2010, Felix has obtained the waiver letter from the relevant lenders. The lenders agree not to demand immediate payments from Felix and the terms of borrowings remain unchanged. Under the original borrowing terms, the bank borrowings and finance leases shall be repaid as follows:

At December 31, 2009 RMB’000
Bank borrowings:
Secured bank borrowings
Within one year	245,176
More than one year, but not more than two years	196,141
More than two years, but not more than five years	478,093

Total	919,410

At December 31, 2009 RMB’000
Finance leases:
Present value of minimum lease payments
Within one year	100,029
More than one year, but not more than two years	67,301
More than two years, but not more than five years	487,216

654,546

Chapter 12 Consolidated Financial Statements

37.	DERIVATIVE FINANCIAL INSTRUMENTS

	At December 31,
	2009 RMB’000	2008 RMB’000
Derivatives used for cash flow hedging:

Current assets
– Forward foreign exchange contracts	37,760	—

Current liabilities
– Forward foreign exchange contracts	23,980	29,435
– Interest rate swap contracts	4,353	—

	28,333	29,435

During the year ended December 31, 2009, the Group’s subsidiaries in Australia entered into forward foreign exchange contracts to sell or purchase specified amounts of foreign currencies in the future at stipulated exchange rates. The objective of entering into the forward foreign exchange contracts is to reduce the foreign exchange rate related volatility of revenue stream and capital expenditure and thereby assist in risk management for the Group. The outstanding sell United States dollars contracts are hedging highly probable forecasted sales of coal, whereas the outstanding buy United States dollars, Euro and Yen contracts relate to the purchase of mining equipment.

As at December 31, 2009, the outstanding notional amount to sell United States dollars (sell United States dollars and buy Australian dollars) was approximately RMB1,143 million (2008: RMB211 million), all maturing within one year (2008: within 7 months) with forward rates of approximately from 0.7661 to 0.9044 (2008: floor price and ceiling price of 0.6293 and 0.9568 respectively).

As at December 31, 2009, the outstanding notional amount to buy United States dollars (buy United States dollars and sell Australian dollars), buy Euro (buy Euro and sell Australian dollars) and buy Yen (buy Yen and sell Australian dollars) was approximately RMB74 million (2008: nil), RMB27 million (2008: nil) and RMB72 million (2008: nil) respectively, all maturing within six months (2008: nil) with forward rates of approximately 0.753 (2008: nil), 0.552 (2008: nil) and floor price and ceiling price of 71.7 and 72.7 (2008: nil) respectively.

The Group’s Australian subsidiaries also entered into contracts with banks to hedge a proportion of borrowings issued at variable interest rates through the use of floating-to-fixed interest rate swap contracts. As at December 31, 2009, the outstanding notional amount was approximately RMB282 million (2008: nil), maturing within three years (2008: nil) at a hedge period of 3 months with floating rate and fixed rate of approximately 4.2783% and 5.89% respectively (2008: nil).

Chapter 12 Consolidated Financial Statements

37.	DERIVATIVE FINANCIAL INSTRUMENTS (continued)

For the year ended December 31, 2008, the ineffective hedging portion of the changes in fair values of the forward foreign exchange contracts of approximately RMB10,445,000 was recognized as selling, general and administrative expenses in the consolidated income statement. No ineffective hedging portion has been included in the consolidated income statement for the year ended December 31, 2009. The effective hedging portion was recognized as current portion of derivative financial instruments in the consolidated balance sheet.

The fair values of the forward foreign exchange contracts are estimated based on the discounted cash flows between the contract forward rate and spot forward rate. The fair values of the interest rate swap contracts are estimated based on the discounted cash flows between the contract floating rate and the contract fixed rate.

38.	LONG-TERM PAYABLE

	At December 31,
	2009 RMB’000	2008 RMB’000
Current liabilities
– Deferred income of sale and leaseback	2,902	—
– Deferred payment for acquisition of interests in Minerva (i)	3,065	—

	5,967	—

Non-current liabilities
– Deferred income of sale and leaseback	10,156	—
– Deferred payment for acquisition of interests in Minerva (i)	12,244	—
– Others	3,980	—

	26,380	—

Total	32,347	—

(i)	The carrying value of the deferred payment for acquisition of interests in Minerva is based on cash flows discounted using a rate of 7.5%.

(ii)	Felix incurred the deferred income of sale and leaseback and deferred payment for acquisition of interests in Minerva prior to its acquisition by the Group.

Chapter 12 Consolidated Financial Statements

39.	DEFERRED TAXATION

	Available- for-sale investment RMB’000	Accelerated tax depreciation RMB’000	Fair value adjustment on mining rights (coal reserves) RMB’000	Temporary differences on expenses recognized RMB’000	Tax losses RMB’000	Cash flow hedge reserve RMB’000	Total RMB’000
Balance at January 1, 2008	(86,726)	(200,154)	(39,474)	—	31,175	—	(295,179)
Exchange re-alignment	—	—	—	—	(8,347)	—	(8,347)
(Charge) Credit to other comprehensive income	67,409	—	—	—	—	8,831	76,240
(Charge) Credit to the consolidated income statement (note 12)	—	(39,192)	1,513	225,125	44,086	—	231,532

Balance at January 1, 2009	(19,317)	(239,346)	(37,961)	225,125	66,914	8,831	4,246
Exchange re-alignment	—	—	—	(8,077)	—	—	(8,077)
Acquisition of Hua Ju Energy	—	—	—	2,017	—	—	2,017
Acquisition of Felix	—	—	(596,585)	(929,508)	554,300	(1,318)	(973,111)
(Charge) Credit to other comprehensive income	(31,306)	—	—	—	—	(11,780)	(43,086)
(Charge) Credit to the consolidated income statement (note 12)	—	(61,880)	1,513	378,493	(57,543)	—	260,583

Balance at December 31, 2009	(50,623)	(301,226)	(633,033)	(331,950)	563,671	(4,267)	(757,428)

The temporary differences on expenses recognized mainly arose in respect of unpaid provision of salaries and wages, provisions of compensation fees for mining rights and land subsidence, restoration, rehabilitation and environmental costs and also included payments on certain expenses such as exploration costs.

The following is the analysis of the deferred tax balances for financial reporting purposes:

	2009 RMB’000	2008 RMB’000
Deferred tax assets	1,027,659	46,023
Deferred tax liabilities	(1,785,087)	(41,777)

	(757,428)	4,246

Chapter 12 Consolidated Financial Statements

39.	DEFERRED TAXATION (continued)

At the balance sheet date, the Group has unused tax losses of RMB2,884 million (2008: RMB682million) contributed by the subsidiaries available for offset against future profits. A deferred tax asset has been recognized in respect of RMB1,882 million (2008: RMB223 million) of such losses. No deferred tax asset has been recognized in respect of the remaining RMB 1,002 million (2008: RMB459million) due to the unpredictability of future profit streams. Included in unrecognized tax losses are losses of RMB55 million that will expire in 2011, losses of RMB106 million that will expire in 2012, losses of RMB298 million that will expire in 2013 and losses of RMB357 million that will expire in 2014 (2008: losses of RMB55 million that will expire in 2011, losses of RMB106 million that will expire in 2012 and losses of RMB298 million that will expire in 2013). Other losses may be carried forward indefinitely.

By reference to financial budgets, management believes that there will be sufficient future profits for the realization of deferred tax assets which have been recognized in respect of tax losses.

40.	SHAREHOLDERS’ EQUITY

Share capital

The Company’s share capital structure at the balance sheet date is as follows:

	Domestic invested shares		Foreign invested shares H shares (including H shares represented by ADS)	Total
	State legal person shares (held by the Parent Company)	A shares
Number of shares
At January 1, 2008, January 1, 2009 and December 31, 2009	2,600,000,000	360,000,000	1,958,400,000	4,918,400,000

	Domestic invested shares		Foreign invested shares H shares (including H shares represented by ADS) RMB’000	Total RMB’000
	State legal person shares (held by the Parent Company) RMB’000	A shares RMB’000
Registered, issued and fully paid
At January 1, 2008, January 1, 2009 and December 31, 2009	2,600,000	360,000	1,958,400	4,918,400

Each share has a par value of RMB1.

Chapter 12 Consolidated Financial Statements

40.	SHAREHOLDERS’ EQUITY (continued)

Share capital (continued)

The Company has completed the implementation of the share reform plan on April 3, 2006 and the non-tradable legal person shares held by the Parent Company become tradable shares. The Parent Company guaranteed that it would not trade these shares in the market within 48 months from that day. As part of the share reform plan, the Parent agreed that the Group can participate in the investment and joint development in the oil production project of the Parent. Up to the issue of these financial statements, there is no progress on the project development and hence the shares held by the Parent are still not yet tradeable.

Reserves

Future Development Fund

Pursuant to regulation in the PRC, the Company, Shanxi Tianchi and Heze are required to transfer an annual amount to a future development fund at RMB6 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

Shanxi Tianchi is required to transfer an additional amount at RMB15 per tonne of raw coal mined from 2008 onwards as coal mine transformation fund.

Pursuant to the regulations of the Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Province and the Shandong Province Coal Mining Industrial Bureau, the Company is required to transfer an additional amount at RMB5 per tonne of raw coal mined from July 1, 2004 to the reform specific development fund for the future improvement of the mining facilities and is not distributable to shareholders. No further transfer to the reform specific development fund is required from January 1, 2008.

In accordance with the regulations of the State Administration of Work Safety, the Company has a commitment to incur RMB8 (Shanxi Tianchi: RMB15) for each tonne of raw coal mined from May 1, 2004 which will be used for enhancement of safety production environment and improvement of facilities (“Work Safety Cost”). In prior years, the work safety expenditures are recognized only when acquiring the fixed assets or incurring other work safety expenditures. The Company, Heze and Shanxi Tianchi make appropriation to the future development fund in respect of unutilized Work Safety Cost from 2008 onwards. In accordance with the regulations of the State Administration of Work Safety, the Company’s subsidiaries, Hua Ju Energy and Yulin, have a commitment to incur Work Safety Cost at the rate of: 4% of the sales income for the year below RMB10 million; 2% of the actual sales income for the year between 10 million and 100 million (included); 0.5% of the actual sales income for the year between RMB10,000 and RMB100,000 (included); 0.2% of the actual sales income for the year above RMB1 billion. The unutilized Work Safety Cost at December 31, 2009 was RMB262,660,000.

Chapter 12 Consolidated Financial Statements

40.	SHAREHOLDERS’ EQUITY (continued)

Reserves (continued)

Statutory Common Reserve Fund

The Company and its subsidiaries in the PRC have to set aside 10% of its profit for the statutory common reserve fund (except where the fund has reached 50% of its registered capital). The statutory common reserve fund can be used for the following purposes:

•	to make good losses in previous years; or

•

to convert into capital, provided such conversion is approved by a resolution at a shareholders’ general meeting and the balance of the statutory common reserve fund does not fall below 25% of the registered capital.

Retained earnings

In accordance with the Company’s Articles of Association, the profit for the purpose of appropriation will be deemed to be the lesser of the amounts determined in accordance with (i) PRC accounting standards and regulations and (ii) IFRS or the accounting standards of the places in which its shares are listed.

The Company can also create a discretionary reserve in accordance with its Articles of Association or pursuant to resolutions which may be adopted at a meeting of shareholders.

The Company’s distributable reserve as at December 31, 2009 is the retained earnings computed under PRC GAAP which amounted to approximately RMB15,062,956,000 (At December 31, 2008: RMB13,250,081,000, as restated with the adoption of new accounting standards under PRC GAAP).

Chapter 12 Consolidated Financial Statements

41.	CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance. The Group’s overall strategy remains unchanged from prior year.

The capital structure of the Group consists of debt, which includes the borrowings disclosed in note 36 and equity attributable to equity holders of the Company, comprising issued share capital, reserves and retained earnings, and amounted to RMB51,661,648,000 (2008: RMB27,013,124,000) as at December 31, 2009.

The directors of the Company review the capital structure regularly. As part of this review, the directors of the Company assess the annual budget prepared by the accounting and treasury department and consider and evaluate the cost of capital and the risks associated with each class of capital. The Group will balance its capital structure through the payment of dividends, issue of new shares and new debts or the repayment of existing debts.

42.	FINANCIAL INSTRUMENT

42a. Categories of financial instruments

	At December 31,
	2009 RMB’000	2008 RMB’000
Financial assets
Loans and receivables (including cash and cash equivalents)	17,515,714	12,980,405
Available-for-sale financial assets	295,295	139,887
Derivative financial instruments (financial instruments at fair value)	37,760	—

Financial liabilities
Amortised cost	27,262,173	3,559,204
Derivative financial instruments (financial instruments at fair value)	28,333	29,435

Chapter 12 Consolidated Financial Statements

42.	FINANCIAL INSTRUMENT (continued)

42b. Financial risk management objectives and policies

The Group’s major financial instruments include available-for-sales equity instrument, bills and accounts receivable, other receivables, bank balances and cash, term deposits, restricted cash, derivative financial instrument, bills and accounts payable, other payables, borrowings and amount due to Parent Company and its subsidiary companies. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. There has been no significant change to the Group’s exposure to market risk or the manner in which it manages and measures the risk.

Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group.

At December 31, 2009 and 2008, the Group’s maximum exposure to credit risk which will cause a financial loss to the Group arising from the failure to perform their obligations in relation to each class of recognized financial assets is the carrying amount of those assets as stated in the consolidated balance sheet.

In order to minimise the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group’s credit risk is significantly reduced.

The Group maintains its cash and cash equivalents with reputable banks. Therefore, the directors consider that the credit risk for such is minimal.

The Group generally grants the customers with long-relationship credit terms not exceeding 180 days, depending on the situations of the individual customers. For small to medium sized new customers, the Group generally requires them to pay for the products before delivery.

Most of the Group’s domestic sales are sales to electric power plants, metallurgical companies, construction material producers and railway companies. The Group generally has established long-term and stable relationships with these companies. The Group also sells its coal to provincial and city fuel trading companies.

As the Group does not currently have direct export rights, all of its export sales must be made through National Coal Corporation, Shanxi Coal Corporation or Minmetals Trading. The qualities, prices and final customer destinations of the Group’s export sales are determined by the Group, National Coal Corporation, Shanxi Coal Corporation or Minmetals Trading.

For the years ended December 31, 2009, 2008 and 2007, net sales to the Group’s five largest customers accounted for approximately 28.7%, 32.8% and 25.6%, respectively, of the Group’s total net sales. Net sales to the Group’s largest customer accounted for 15.4%, 17.7% and 12.1% of the Group’s net sales for the years ended December 31, 2009, 2008 and 2007, respectively. The Group’s largest customer was Huadian Power International Corporation Limited (“Huadian”) for the years ended December 31, 2009, 2008 and 2007.

Chapter 12 Consolidated Financial Statements

42.	FINANCIAL INSTRUMENT (continued)

42b. Financial risk management objectives and policies (continued)

Credit risk (continued)

Details of the accounts receivable from the five customers with the largest receivable balances at December 31, 2009 and 2008 are as follows:

	Percentage of accounts receivable At December 31,
	2009	2008
Five largest receivable balances	62.18%	87.54%

The management considers the strong financial background and good creditability of these customers, and there is no significant uncovered credit risk.

The table below shows the credit limit and balance of 5 major counterparties at the balance sheet date:

		31.12.2009		31.12.2008
Counterparty	Location	Credit limit RMB’000 (note)	Carrying amount RMB’000	Credit limit RMB’000	Carrying amount RMB’000
Company A	Australia	Not applicable	81,329
Company B	Korea	Not applicable	54,959
Company C	Korea	Not applicable	51,235
Company D	The PRC	Not applicable	43,592
Company E	The PRC	Not applicable	41,615
Company F	The PRC			300,000	207,232
Company G	The PRC			300,000	89,074
Company H	The PRC			50,000	38,226
Company I	The PRC			24,000	23,769
Company J	The PRC			30,000	23,115

			272,730		381,416

Note:	Customers in other countries of Australian subsidiaries have not been granted the credit limit. Australian subsidiaries generally make annual sales arrangements with customers.

The Group’s geographical concentration of credit risk is mainly in the PRC and East Asia (excluding the PRC). As at December 31, 2009 and 2008, over 91% and 90% of the Group’s total trade receivables were from East Asia (excluding the PRC) and from the PRC respectively.

Chapter 12 Consolidated Financial Statements

42.	FINANCIAL INSTRUMENT (continued)

42b. Financial risk management objectives and policies (continued)

Market risk

(i)	Currency risk

The Group’s sales are denominated mainly in the functional currency of the relevant group entity making the sale, whilst costs are mainly denominated in the group entity’s functional currency. Accordingly, there is no significant exposure to foreign currency risk.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities in currencies other than the functional currencies of the relevant group entities at the balance sheet date are as follows:

	Liabilities		Assets
	2009 RMB’000	2008 RMB’000	2009 RMB’000	2008 RMB’000
United States Dollar (“USD”)	20,757,943	4,447	1,311,500	910,764
Euro (“EUR”)	—	—	3,611	15,718
Hong Kong Dollar (“HKD”)	—	—	7,309	7,286
Notional amounts of sell USD foreign exchange contracts used for hedging	—	210,800	1,143,416	—
Notional amounts of buy USD foreign exchange contracts used for hedging	73,713	—	—	—
Notional amounts of buy EUR foreign exchange contracts used for hedging	26,541	—	—	—
Notional amounts of buy Yen foreign exchange contracts used for hedging	71,511	—	—	—

The sales of the Group’s subsidiaries in Australia are mainly export sales and some of their fixed assets are imported from overseas. Their foreign exchange hedging policy is disclosed in note 37. The Group’s operations in the PRC do not adopt any foreign exchange hedging policy.

Chapter 12 Consolidated Financial Statements

42.	FINANCIAL INSTRUMENT (continued)

42b. Financial risk management objectives and policies (continued)

Market risk (continued)

(i)	Currency risk (continued)

Sensitivity analysis

The Group is mainly exposed to the fluctuation against the currency of United States Dollar and Hong Kong Dollar.

The following table details the Group’s sensitivity to a 5% increase and decrease in RMB against relevant foreign currencies. 5% represents management’s assessment of reasonably possible changes in foreign exchange rates over the period until the next annual balance sheet date. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year end for a 5% change in foreign currency rates and also assumes all other risk variables remained constant. The sensitivity analysis includes loans to foreign operations within the Group where the denomination of the loan is in a currency other than the functional currency of the lender or the borrower.

	USD Impact (note i)		HKD Impact (note i)
	2009 RMB’000	2008 RMB’000	2009 RMB’000	2008 RMB’000
Increase (Decrease) to profit and loss
– if RMB weakens against respective foreign currency	49,390	58,863	274	273
– if RMB strengthens against respective foreign currency	(49,390)	(58,863)	(274)	(273)

	USD Impact (note ii)
	2009 RMB’000	2008 RMB’000
Increase (Decrease) to profit and loss
– if AUD weakens against respective foreign currency	(739,749)	(21,584)
– if AUD strengthens against respective foreign currency	739,749	21,584
Increase (Decrease) to shareholders’ equity
– if AUD weakens against respective foreign currency	(740,615)	(21,144)
– if AUD strengthens against respective foreign currency	740,615	21,144

Chapter 12 Consolidated Financial Statements

42.	FINANCIAL INSTRUMENT (continued)

42b. Financial risk management objectives and policies (continued)

Market risk (continued)

(i)	Currency risk (continued)

Notes:

(i)	This is mainly attributable to the exposure outstanding on the bank deposit and loans to foreign operations within the Group of USD and HKD at year end in the Group.

(ii)	This is mainly attributable to the exposure outstanding on the loans to foreign operations within the Group, foreign currency bank borrowings and derivative financial instruments where the denomination of the loan is in a currency other than the functional currency of the borrower (i.e. AUD).

In management’s opinion, the sensitivity analysis is unrepresentative of the inherent foreign exchange risk as the year end exposure does not reflect the exposure during the year.

(ii)	Interest rate risk

The Group is exposed to fair value interest rate risk in relation to fixed-rate loan receivable (see note 20 for details). The Group is also exposed to cash flow interest rate risk in relation to variable-rate bank balances, term deposits, restricted cash (see note 17 for details of these bank balances) and bank borrowings (see note 36 for details of these borrowings).

The interest rate hedging policy of the Group’s subsidiaries in Australia is disclosed in note 37. The Group’s operations in the PRC do not adopt any interest rate hedging policy.

The Group’s exposures to interest rate risk on financial assets and financial liabilities are detailed in the liquidity risk section of this note. The Group’s cash flow interest rate risk is mainly concentrated on the fluctuation of the PBOC arising from the Group’s RMB borrowings, the LIBOR arising from the Group’s USD borrowings and the Australian BBSY arising from the Group’s AUD borrowings.

Chapter 12 Consolidated Financial Statements

42.	FINANCIAL INSTRUMENT (continued)

42b. Financial risk management objectives and policies (continued)

Market risk (continued)

(ii)	Interest rate risk (continued)

Sensitivity Analysis

The following table details the Group’s sensitivity to a change of 100 basis points in the interest rate, assuming the financial instruments outstanding at the end of the reporting period were outstanding for the whole year and all the variables were held constant. It includes the interest rate fluctuation of the abovementioned PBOC rate, LIBOR and Australian BBSY rate.

2009 RMB’000
Increase (Decrease) to profit and loss
– If increases by 100 basis points	(61,818)
– If decreases by 100 basis points	61,818
Increase (Decrease) to shareholders’ equity
– If increases by 100 basis points	(61,818)
– If decreases by 100 basis points	61,818

At December 31, 2008, the Group’s exposure to interest rate risk on financial assets and liabilities and also the result of the sensitivity analysis is not significant.

(iii)	Other price risk

In addition to the above risks relating to financial instruments, the Group is exposed to equity price risk through investment in listed equity securities and also to price risk in non financial instruments such as steel and metals (the Group’s major raw materials). The Group currently does not have any arrangement to hedge the price risk exposure of its investment in equity securities and its purchase of raw materials. The Group’s exposure to equity price risk through investment in listed equity securities and also the result of the sensitivity analysis is not significant.

Chapter 12 Consolidated Financial Statements

42.	FINANCIAL INSTRUMENT (continued)

42b. Financial risk management objectives and policies (continued)

Liquidity risk

In the management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The management monitors the utilization of bank borrowings and ensures compliance with loan covenants.

The following table details the Group’s remaining contractual maturity for its financial liabilities. For non-derivative financial liabilities, the table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

Liquidity and interest risk tables

	Weighted average effective interest rate %	Less than 3 months RMB’000	3-6 months RMB’000	6 months to 1 year RMB’000	1-5 years RMB’000	5+ years RMB’000	Total undiscounted cash flow RMB’000	Carrying amount at 12.31 RMB’000
2009
Non-derivative financial liabilities
Bills and accounts payables	N/A	1,306,265	60,711	—	—	—	1,366,976	1,366,976
Other payables	N/A	2,612,165	—	—	—	—	2,612,165	2,612,165
Amount due to Parent Company and its subsidiary companies	N/A	757,882	—	—	—	—	757,882	757,882
Finance leases	6.9%-12.47%	656,703	—	—	—	—	656,703	656,703
Bank borrowings
– variable rate	4.02%-7.6%	919,410	11,254	11,588	24,930,041	92,394	25,964,687	21,853,138
Long-term payable	N/A	1,532	—	1,532	15,324	3,065	21,453	15,309

		6,253,957	71,965	13,120	24,945,365	95,459	31,379,866	27,262,173

Financial guarantees issued
Maximum amount guaranteed (Note)	N/A	—	—	—	—	286,181	286,181	—

Derivative financial instruments – gross settlement
Forward foreign exchange contracts
– Outflow	N/A	(100,254)	(71,511)	—	—	—	(171,765)	(171,765)

Derivative financial instruments – net settlement
Interest rate swap contracts	N/A	4,353	—	—	—	—	4,353	4,353

Note: The amount presented is the maximum contractual payment under guarantees issued.

Chapter 12 Consolidated Financial Statements

42.	FINANCIAL INSTRUMENT (continued)

42b. Financial risk management objectives and policies (continued)

Liquidity and interest risk tables (continued)

	Weighted average effective interest rate %	Less than 3 months RMB’000	3-6 months RMB’000	6 months to 1 year RMB’000	1-5 years RMB’000	5+ years RMB’000	Total undiscounted cash flow RMB’000	Carrying amount at 12.31 RMB’000
2008
Non-derivative financial liabilities
Bills and accounts payables	N/A	910,127	—	—	—	—	910,127	910,127
Other payables	N/A	1,677,496	—	—	—	—	1,677,496	1,677,496
Amount due to Parent Company and its subsidiary companies	N/A	706,328	—	—	13,248	—	719,576	713,581
Bank borrowings
– variable rate	5.31%-5.94%	—	11,254	74,739	104,625	125,839	316,457	258,000

		3,293,951	11,254	74,739	117,873	125,839	3,623,656	3,559,204

Derivative financial instruments – gross settlement
Forward foreign exchange contracts
– Outflow	N/A	(129,200)	(71,400)	(10,200)	—	—	(210,800)	(210,800)

42c. Fair values

The fair value of available-for-sales investment is determined with reference to quoted market price. The fair values of the forward foreign exchange contracts are estimated based on the discounted cash flows between the contract forward rate and spot forward rate. The fair values of interest rate swap contracts are estimated based on the discounted cash flows between the contract floating rate and contract fixed rate. The fair value of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

The directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the consolidated financial statements approximate their fair values.

Chapter 12 Consolidated Financial Statements

42.	FINANCIAL INSTRUMENT (continued)

42c. Fair values (continued)

Fair values of financial assets and financial liabilities are determined as follows:

The following table presents the carrying value of financial instruments measured at fair value across the three levels of the fair value hierarchy defined in IFRS 7 (Amendment). The levels of fair value are defined as follows:

Level 1:	fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets and liabilities;

Level 2:	fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3:	fair value measurements are those derived from valuation techniques that include inputs for the assets or liability that are not based on observable market data (unobservable inputs).

	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	At December 31 Total RMB’000
2009
Assets
Available-for-sale investments
– investments in securities listed on the SSE	264,672	—	—	264,672
Derivative financial instruments
– Forward foreign exchange contracts	—	37,760	—	37,760

	264,672	37,760	—	302,432

Liabilities
Derivative financial instruments
– Forward foreign exchange contracts	—	23,980	—	23,980
– Interest rate swap contracts	—	4,353	—	4,353

	—	28,333	—	28,333

2008
Assets
Available-for-sale investments
– investments in securities listed on the SSE	139,447	—	—	139,447

	139,447	—	—	139,447

Liabilities
Derivative financial instruments
– Forward foreign exchange contracts	—	29,435	—	29,435

	—	29,435	—	29,435

There were no transfers between Levels 1 and 2 during the year ended December 31, 2009 and 2008.

Chapter 12 Consolidated Financial Statements

43.	ACQUISITION OF HUA JU ENERGY

On October 24, 2008, the Company entered into an acquisition agreement with the Parent Company to acquire 74% equity interest in Hua Ju Energy. On February 18, 2009, the acquisition was completed and the consideration of RMB593,243,000 was fully paid to the Parent Company to acquire 74% equity interest of Hua Ju Energy. The net assets acquired were included in the methanol, electricity and heat supply segment.

In July 2009, the Company paid RMB173,007,000 to three former shareholders of Hua Ju Energy to acquire additional 21.14% equity interest in Hua Ju Energy which gives rise to goodwill of RMB38,187,000.

This acquisition has been accounted for using the purchase method.

The net assets of Hua Ju Energy acquired, and the goodwill arising, are as follows:

Fair value RMB’000
Bank balances and cash	4,567
Bills and accounts receivable	2,129
Inventories	3,611
Prepayments and other receivables	79,563
Other currents assets	25,246
Property, plant and equipment	755,213
Prepaid lease payment	74,652
Available-for-sale financial assets	30,182
Deferred tax assets	2,017
Accounts payable	(64,760)
Customers’ deposits and other payables	(263,297)
Other current liabilities	(120,000)

Net assets acquired	529,123
Minority interests	(137,572)
Goodwill arising on acquisition	201,692

593,243

Total consideration satisfied by:
Cash consideration paid on acquisition	593,243

Net cash outflow arising on acquisition:
Cash paid on acquisition	(593,243)
Bank balances and cash acquired	4,567

(588,676)

Chapter 12 Consolidated Financial Statements

43.	ACQUISITION OF HUA JU ENERGY (continued)

There is no significant difference between the carrying value and the fair value of net assets of Hua Ju Energy.

Goodwill arising from acquisition of Hua Ju Energy is mainly because this acquisition can establish an electricity management platform for the Group and is beneficial to the future development of coal resources of the Group. It also ensures stable supply of electricity to the Group, reduce operating costs, and enhance profitability and operating results. It further ensures environmental disposal of waste products such as coal gangue produced from the Group’s mining operations.

During the period from the acquisition date/the beginning period date to December 31, 2009, this transaction does not have any material impact on the revenue and operating results of the Group.

44.	ACQUISITION OF FELIX

On 13 August 2009, the Company entered into a binding scheme implementation agreement with Felix to acquire 100% equity interest in Felix. On December 23, 2009, the acquisition was completed and the Company paid the consideration of AUD3,333 million to all the shareholders of Felix. On December 30, 2009, Felix was delisted from the Australian Securities Exchange and all legal procedures of acquiring all of the Felix shares have been completed. The net assets acquired were included in the coal mining segment.

This acquisition has been accounted for using the purchase method.

Chapter 12 Consolidated Financial Statements

44.	ACQUISITION OF FELIX (continued)

The net assets of Felix acquired, and the goodwill arising, are as follows:

	Carrying amounts RMB’000	Fair value adjustments RMB’000	Fair values RMB’000
Bank balances and cash	872,435	—	872,435
Term deposits	91,941	—	91,941
Bills and accounts receivable	292,008	—	292,008
Inventories	306,444	(39,349)	267,095
Prepayments and other receivables	214,501	—	214,501
Derivative financial instrument assets	27,928	—	27,928
Tax recoverable	46,777	—	46,777
Other currents assets	350,676	—	350,676
Property, plant and equipment, net	2,842,046	704,861	3,546,907
Available-for-sale financial assets	1	—	1
Interests in jointly controlled entities	1,257	—	1,257
Intangible assets	1,312,393	16,535,630	17,848,023
Accounts payable	(390,927)	—	(390,927)
Receipts in advance and other payables	(700,833)	—	(700,833)
Borrowings	(1,573,956)	—	(1,573,956)
Derivative financial instrument liabilities	(28,333)	—	(28,333)
Deferred taxation	(376,526)	(596,585)	(973,111)
Provision for land subsidence, restoration, rehabilitation and environmental costs	(48,170)	—	(48,170)
Other long-term payables	(28,367)	—	(28,367)

Net assets acquired			19,815,852
Minority interests			(23,542)
Goodwill arising on acquisition			766,816

			20,559,126

Total consideration satisfied by:
Cash consideration paid on acquisition			20,428,030
Direct acquisition costs paid			2,949
Direct acquisition costs not yet settled			128,147

			20,559,126

Net cash outflow arising on acquisition:
Cash paid on acquisition			(20,430,979)
Bank balances and cash acquired			872,435

			(19,558,544)

During the period from the acquisition date to December 31, 2009, Felix does not have any material impact on the revenue and operating results of the Group.

Chapter 12 Consolidated Financial Statements

44.	ACQUISITION OF FELIX (continued)

If the acquisition had been completed on January 1, 2009, the Group’s revenue for the year would have been RMB23,894 million, and the Group’s profit for the year would have been RMB4,914 million. The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on January 1, 2009, nor is it intended to be a projection of future results.

The goodwill arising from the acquisition is attributable to the extension of coal reserves and diversification of operations by the Group, and operational synergies and strategic benefits.

45.	RELATED PARTY BALANCES AND TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. Details of balance and transactions between the Group and other related parties are disclosed below.

Related party balances

The amounts due to the Parent Company and its subsidiary companies are non-interest bearing and unsecured.

The amounts due to the Parent Company and its subsidiary companies as at December 31, 2009 and 2008 included the present value of the outstanding balance that arose from the funding of the acquisition of the mining rights of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings.

The consideration for the cost of the mining rights of approximately RMB132,479,000 is to be settled over the 10 years, commencing from 2001.

	At December 31,
	2009 RMB’000	2008 RMB’000
Amounts due to Parent Company and its subsidiary companies
Within one year	757,882	706,328
More than one year, but not exceeding two years	—	7,253

Total	757,882	713,581
Less: amount due within one year	(757,882)	(706,328)

Amount due after one year	—	7,253

Except the amounts disclosed above, the amounts due to the Parent Company and/or its subsidiary companies are repayable on demand.

Chapter 12 Consolidated Financial Statements

45.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Related party transactions

During the years, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Year ended December 31,
	2009 RMB’000	2008 RMB’000	2007 RMB’000
Income
Sales of coal	2,086,542	1,384,415	1,014,963
Sales of auxiliary materials	317,479	550,986	595,143
Sales of heat and electricity	204,061	—	—
Expenditure
Utilities and facilities	39,069	376,288	377,074
Annual fee for mining rights	—	—	12,980
Purchases of supply materials and equipment	598,498	471,768	454,469
Repair and maintenance services	388,917	253,864	215,102
Social welfare and support services	769,561	255,265	313,062
Technical support and training	26,000	20,000	20,000
Road transportation services	79,560	86,671	60,718
Construction services	242,593	294,938	316,801

Certain expenditure for social welfare and support services (excluding medical and child care expenses) of RMB165,900,000, RMB165,900,000 and RMB165,900,000 for the years ended December 31, 2009, 2008 and 2007, respectively, and for technical support and training of RMB26,000,000, RMB20,000,000 and RMB20,000,000, have been charged by the Parent Company at a new negotiated amount per annum, subject to changes every year.

During the year ended December 31, 2008, the Company acquired Zhaolou coal mine from the Parent Company. Details of this acquisition are set out in note 24.

During the year ended December 31, 2009, the Company acquired 74% equity interest in Hua Ju Energy from the Parent Company. Details of this acquisition are set out in note 43.

In addition to the above, the Company participates in a retirement benefit scheme of the Parent Company in respect of retirement benefits (note 47).

Chapter 12 Consolidated Financial Statements

45.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Transactions/balances with other state-controlled entities in the PRC

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government (“state-controlled entities”). In addition, the Group itself is part of a larger group of companies under the Parent Company which is controlled by the PRC government. Apart from the transactions with the Parent Company and its subsidiaries disclosed above, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group’s business transactions with them are concerned.

Material transactions with other state-controlled entities are as follows:

	Year ended December 31,
	2009 RMB’000	2008 RMB’000	2007 RMB’000
Trade sales	6,970,855	10,253,998	6,035,156

Trade purchases	1,191,783	1,328,958	1,056,959

Material balances with other state-controlled entities are as follows:

	At December 31,
	2009 RMB’000	2008 RMB’000
Amounts due to other state-controlled entities	359,726	294,888

Amounts due from other state-controlled entities	1,101,535	364,420

Amounts due to and from state-controlled entities are trade nature of which terms are not different from other customers (note 18 and 33).

In addition, the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

Except as disclosed above, the directors are of the opinion that transactions with other state-controlled entities are not significant to the Group’s operations.

Chapter 12 Consolidated Financial Statements

45.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Balances and transactions with jointly controlled entities

Due from a jointly controlled entity:

	Year ended December 31,
	2009 RMB’000	2008 RMB’000
Due from a jointly controlled entity (note 21)	66,321	—

The amount due from a jointly controlled entity is unsecured and interest-free.

As at December 31, 2009, the trade balances between the Group and a jointly controlled entity are disclosed in notes 18 and 33. The jointly controlled entity was obtained through the acquisition of Felix and therefore there were no sales or purchases included in the consolidated financial statements for the year.

Compensation of key management personnel

The remuneration of directors and other members of key management were as follows:

	Year ended December 31,
	2009 RMB’000	2008 RMB’000	2007 RMB’000
Directors’ fee	436	426	403
Salaries, allowance and other benefits in kind	3,292	2,545	2,315
Retirement benefit scheme contributions	550	407	378

	4,278	3,378	3,096

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

Chapter 12 Consolidated Financial Statements

46.	COMMITMENTS

	At December 31,
	2009 RMB’000	2008 RMB’000
Capital expenditure contracted for but not provided in the consolidated financial statements
Acquisition of property, plant and equipment
– the Group	5,308	142,399
– share of joint ventures	708,573	—
Exploration and evaluation expenditure
– share of joint ventures	2,315	—

	716,196	142,399

Capital expenditure authorized but not contracted for
Acquisition of property, plant and equipment
– the Group	142,565	—

During 2006, the Company entered into a co-operative agreement with two independent third parties to establish a company for acquiring a coal mine in Shaanxi province for operations. In addition to the deposit referred to in note 30, the Company is committed to invest a further RMB78.8 million as at December 31, 2009 and 2008.

Pursuant to the regulations issued by the Shandong Province Finance Bureau, the Group has to pay a deposit of RMB1,980 million (2008: RMB997 million) to the relevant government authority, which secured for the environmental protection work done by the Company. As at December 31, 2009, deposit of RMB212 million (2008: RMB200 million) were made and the Company is committed to further make security deposit of RMB1,768 million (2008: RMB797 million).

As at December 31, 2008, the Company entered into an acquisition agreement with the Parent Company at a consideration of RMB593.24 million to acquire 74% equity interest in Hua Ju Energy. The acquisition has been completed during the year and details are set out in note 43.

During 2007, the Company entered into an agreement with the Parent Company and China Credit Trust Co., Ltd. to establish a company, with the proposed name of Yankuang Group Finance Company Limited (the “Investee”), which will engage in banking and financing business. The name and the activities of the Investee are subject to the approval by China Banking Regulatory Commission and other relevant government authorities. In November 2009, the Company has received the approval from China Banking Regulatory Commission. The Company shall contribute RMB125 million from internal resources, which will account for 25% of the equity interest in the Investee. As of December 31, 2009, the procedures to establish the Investee are still in progress. On April 20, 2010, all the investors signed a formal joint venture establishment agreement.

Compensation fees for mining rights are required to be pay annually and details are set out in note 24.

In 2009, the Company entered into agreements with third parties to acquire three subsidiary companies. The Company has made deposits of RMB 57 million and the Group has to pay additional consideration of RMB133 million. Details of the acquisitions are set out in note 30.

Chapter 12 Consolidated Financial Statements

46.	COMMITMENTS (continued)

On October 27, 2009, the board of directors of the Company passed a resolution for additional investment in Yanmei Heze Neng Hua Co., Ltd of RMB1.5 billion by internal funding and thereby increasing its registered capital from RMB1.5 billion to RMB3 billion. The percentage of equity interest held by the Company increased from 96.67% to 98.33% and this capital increase was completed in March 2010.

47.	RETIREMENT BENEFITS

Qualifying employees of the Company are entitled to a pension, medical and other welfare benefits. The Company participates in a scheme of the Parent Company and pays a monthly contribution to the Parent Company in respect of retirement benefits at an agreed contribution rate based on the monthly basic salaries and wages of the qualified employees. The Parent Company is responsible for the payment of all retirement benefits to the retired employees of the Company.

Pursuant to the Provision of Insurance Fund Administrative Services Agreement entered into by the Company and the Parent Company on November 7, 2008, the monthly contribution rate is set at 20% (2008: 45%; 2007: 45%) of the total monthly basic salaries and wages of the Company’s employees for the period from January 1, 2009 to December 31, 2011. Retirement pension and other welfare benefits will be provided by the Parent Company on the actual cost basis, which will be reimbursed by the Company after the actual payment made by the Parent Company (included in 45% contribution rate in pension scheme for the years ended December 31, 2008 and 2007).

The amount of contributions paid to the Parent Company were RMB520,273,000, RMB759,356,000 and RMB692,912,000 for the years ended December 31, 2009, 2008, and 2007, respectively.

The Company’s subsidiaries are participants in a state-managed retirement scheme pursuant to which the subsidiaries pay a fixed percentage of its qualifying staff’s wages as a contribution to the scheme. The subsidiaries’ financial obligations under this scheme are limited to the payment of the employer’s contribution. During the year, contributions paid and payable by the subsidiaries pursuant to this arrangement were insignificant to the Group.

During the year and at the balance sheet date, there were no forfeited contributions which arose upon employees leaving the above schemes available to reduce the contributions payable in future years.

Chapter 12 Consolidated Financial Statements

48.	HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the three years ended December 31, 2009, 2008 and 2007. Such expenses, amounting to RMB 140,000,000, RMB86,200,000 and RMB86,269,000 for each of the three years ended December 31, 2009, 2008 and 2007 respectively, have been included as part of the social welfare and support services expenses summarized in note 45.

The Company currently makes a fixed monthly contribution for each of its qualifying employees to a housing fund which is equally matched by a contribution from the employees. The contributions are paid to the Parent Company which utilizes the funds, along with the proceeds from the sales of accommodation and, if the need arises, from loans arranged by the Parent Company, to construct new accommodation.

49.	MAJOR NON-CASH TRANSACTION

During the year ended December 31, 2009, the Group acquired certain property, plant and equipment, of which RMB606,227,000 (2008: RMB654,304,000) have not yet been paid.

50.	POST BALANCE SHEET EVENT

Felix breached certain provisions in the borrowing agreements signed with the banks at December 31, 2009 (note 36). In April 2010, Felix’s management has obtained a waiver letter from lenders in this respect to waive any penalty and early repayment requirements.

The Company’s board of directors passed a resolution to change the accounting estimate in respect of the amortization method of mining rights (coal reserves) and agreed to adopt unit of production method as a uniform amortization method for the Company and its subsidiaries. In effect the Company and certain of its subsidiaries will change its amortization method from straight line basis to unit of production basis. The directors are assessing the impact of the above change in accounting estimate on the Company’s future results.

Chapter 12 Consolidated Financial Statements

51.	CONTINGENT LIABILITIES

		At December 31,
		2009 RMB’000	2008 RMB’000
Guarantees
(a)	The Group
	Guarantees secured over deposits	4,294	—
	Performance guarantees provided to external parties	197,466	—
	Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	41,334	—

(b)	Joint ventures
	Guarantees secured over deposits	460	—
	Performance guarantees provided to external parties	423	—
	Guarantees provided in respect of the cost of restoration of certain mining leases, given to government departments as required by statute	42,204	—

		286,181	—

52.	OPERATING LEASE COMMITMENTS

	At December 31,
	2009 RMB’000	2008 RMB’000
Within one year	27,765	—
More than one year, but not more than five years	205,155	—

	232,920	—

Operating leases have average remaining lease terms of 3 years. Items that are subject to operating leases include mining equipment, office space and small items of office equipment.

Chapter 12 Consolidated Financial Statements

53.	INFORMATION OF THE COMPANY

The Company’s balance sheet is disclosed as follows:

	At December 31,
	2009 RMB’000	2008 RMB’000
ASSETS

CURRENT ASSETS
Bank balances and cash	6,724,044	8,221,661
Term deposits	3,216,697	1,153,385
Restricted cash	305,205	14,823
Amounts due from subsidiaries	—	235,122
Bills and accounts receivable	4,315,279	2,961,769
Inventories	394,989	693,974
Loans to subsidiaries	670,000	122,805
Prepayments and other receivables	1,727,823	1,463,195
Prepaid lease payments	13,334	13,334

TOTAL CURRENT ASSETS	17,367,371	14,880,068

NON-CURRENT ASSETS
Coal reserves	72,863	79,487
Prepaid lease payments	521,567	534,955
Property, plant and equipment	7,072,073	7,357,101
Goodwill	107,346	107,346
Investment in subsidiaries (note a)	5,292,254	4,026,004
Investments in securities	265,112	139,887
Investment in associate	900,000	900,000
Loan to subsidiaries	4,073,313	3,563,773
Deposit made on investment	117,926	117,926
Deferred tax asset	285,170	9,470

TOTAL NON-CURRENT ASSETS	18,707,624	16,835,949

TOTAL ASSETS	36,074,995	31,716,017

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bills and accounts payable	786,760	674,053
Other payables and accrued expenses	2,706,419	2,092,215
Provision for land subsidence, restoration, rehabilitation and environmental costs	1,560,638	450,979
Amounts due to Parent Company and its subsidiary companies	418,483	540,831
Taxes payable	634,664	419,766

TOTAL CURRENT LIABILITIES	6,106,964	4,177,844

Amounts due to Parent Company and its subsidiary companies – due after one year	—	7,253

TOTAL NON-CURRENT LIABILITIES	—	7,253

TOTAL LIABILITIES	6,106,964	4,185,097
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY (note b)	29,968,031	27,530,920

TOTAL LIABILITIES AND EQUITY	36,074,995	31,716,017

Chapter 12 Consolidated Financial Statements

53.	INFORMATION OF THE COMPANY (continued)

Notes:

(a)	Details of the Company’s major subsidiaries at December 31, 2009 and 2008 are as follows:

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/registered capital	Proportion of registered capital/issued share capital held by the Company				Proportion of voting power held		Principal activities
			2009		2008		2009	2008
			Directly	Indirectly	Directly	Indirectly
Austar Coal Mine Pty, Limited (“Austar”)	Australia	AUD64,000,000	—	100%	—	100%	100%	100%	Coal mining business in Australia

Yanmei Heze Neng Hua Company Limited (“Heze”) (note)	PRC	RMB1,500,000,000	96.67%	—	96.67%	—	96.67%	96.67%	Coal mining business

Yancoal Australia Pty, Limited (“Yancoal Australia”)	Australia	AUD64,000,000	100%	—	100%	—	100%	100%	Investment holding

Shandong Yanmei Shipping Co., Ltd. (“Yanmei Shipping”) (note)	PRC	RMB5,500,000	92%	—	92%	—	92%	92%	Transportation via rivers and lakes and the sales of coal and construction materials

Yanzhou Coal Yulin Power Chemical Co., Ltd. (“Yulin”) (note)	PRC	RMB1,400,000,000	100%	—	100%	—	100%	100%	Methanol and electricity power business

Zhongyan Trade Co., Ltd (“Zhongyan”) (note)	PRC	RMB2,100,000	52.38%	—	52.38%	—	52.38%	52.38%	Trading and processing of mining machinery

Shanxi Neng Hua (note)	PRC	RMB600,000,000	100%	—	100%	—	100%	100%	Investment holding

Shanxi Tianchi (note)	PRC	RMB90,000,000	—	81.31%	—	81.31%	81.31%	81.31%	Coal mining business

Shanxi Tianhao (note)	PRC	RMB150,000,000	—	99.85%	—	99.85%	99.85%	99.85%	Methanol and electricity power business

Hua Ju Energy (note)	PRC	RMB288,589,774	95.14%	—	—	—	95.14%	—	Electricity and heat supply

Ordos (note)	PRC	RMB500,000,000	100%	—	—	—	100%	—	Development of methanol project

Felix	Australia	AUD446,408,871	—	100%	—	—	100%	—	Coal mining business in Australia

Ashton Coal Operations Pty Limited	Australia	AUD5	—	100%	—	—	100%	—	Management of coal operations

Athena Coal Pty Ltd	Australia	AUD2	—	100%	—	—	100%	—	Coal exploration

Felix Coal Sales Pty Ltd	Australia	AUD1	—	100%	—	—	100%	—	Coal sales

Felix NSW Pty Ltd	Australia	AUD2	—	100%	—	—	100%	—	Investment holding

Chapter 12 Consolidated Financial Statements

53.	INFORMATION OF THE COMPANY (continued)

Notes: (continued)

Name of subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/registered capital	Proportion of registered capital/issued share capital held by the Company				Proportion of voting power held		Principal activities
			2009		2008		2009	2008
			Directly	Indirectly	Directly	Indirectly
Minerva Coal Pty Ltd	Australia	AUD1,000	—	51%	—	—	51%	—	Real estate holder

Minerva Mining Pty Ltd	Australia	AUD2	—	100%	—	—	100%	—	Management of coal operations

Moolarben Coal Mines Pty Limited	Australia	AUD1	—	100%	—	—	100%	—	Coal business development

Moolarben Coal Operations Pty Ltd	Australia	AUD2	—	100%	—	—	100%	—	Management of coal operations

Moolarben Coal Sales Pty Ltd	Australia	AUD2	—	100%	—	—	100%	—	Coal sales

Proserpina Coal Pty Ltd	Australia	AUD1	—	100%	—	—	100%	—	Coal mining and sales

Tonford Pty Ltd	Australia	AUD2	—	100%	—	—	100%	—	Coal exploration

UCC Energy Pty Limited	Australia	AUD2	—	100%	—	—	100%	—	Ultra clean coal technology

White Mining (NSW) Pty Limited	Australia	AUD10	—	100%	—	—	100%	—	Coal mining and sales

White Mining Research Pty Ltd	Australia	AUD2	—	100%	—	—	100%	—	No business in Australia, to be liquidated

White Mining Services Pty Limited	Australia	AUD2	—	100%	—	—	100%	—	No business in Australia, to be liquidated

White Mining Limited	Australia	Ordinary shares AUD3,300,000 A Shares AUD200	—	100%	—	—	100%	—	Investment holding

Yarrabee Coal Company Pty Ltd	Australia	AUD92,080	—	100%	—	—	100%	—	Coal mining and sales

Unless otherwise specified, the capital of the above subsidiaries are registered capital (those established in the PRC) or ordinary shares (those established in other countries).

Note:	Yanmei Shipping, Yulin, Zhongyan, Heze, Shanxi Neng Hua, Shanxi Tianchi, Shanxi Tianhao, Hua Ju Energy and Ordos are established in the PRC as limited liability companies.

Chapter 12 Consolidated Financial Statements

53.	INFORMATION OF THE COMPANY (continued)

(b) The Company’s equity is as follows:

	Share capital RMB’000	Share premium RMB’000	Future development fund RMB’000	Statutory common reserve fund RMB’000	Investment revaluation reserve RMB’000	Retained earnings RMB’000	Total RMB’000

Balance at January 1, 2008	4,918,400	2,981,002	2,579,117	2,037,940	260,179	9,270,417	22,047,055
Profit for the year	—	—	—	—	—	6,522,223	6,522,223
Fair value changes of available-for-sale investment	—	—	—	—	(202,230)	—	(202,230)
Appropriations to reserves	—	—	355,800	785,235	—	(1,141,035)	—
Dividends	—	—	—	—	—	(836,128)	(836,128)

Balance at December 31, 2008	4,918,400	2,981,002	2,934,917	2,823,175	57,949	13,815,477	27,530,920

Balance at January 1, 2009	4,918,400	2,981,002	2,934,917	2,823,175	57,949	13,815,477	27,530,920
Profit for the year	—	—	—	—	—	4,310,552	4,310,552
Fair value changes of available-for-sale investment	—	—	—	—	93,919	—	93,919
Appropriations to reserves	—	—	299,400	381,280	—	(680,680)	—
Dividends	—	—	—	—	—	(1,967,360)	(1,967,360)

Balance at December 31, 2009	4,918,400	2,981,002	3,234,317	3,204,455	151,868	15,477,989	29,968,031

Chapter 12 Consolidated Financial Statements

SUPPLEMENTAL INFORMATION

I.	Summary of differences between consolidated financial statements prepared under International Financial Reporting Standards (“IFRS”) and those under the PRC accounting rules and regulations (“PRC GAAP”)

The Group has also prepared a set of consolidated financial statements in accordance with relevant accounting principles and regulations applicable to PRC enterprises.

The consolidated financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(1)	Future development fund and work safety cost

(1a)	Appropriation of future development fund is charged to income before income taxes under PRC GAAP. Depreciation is not provided for plant and equipment acquired by utilizing the future development fund under PRC GAAP but charge to expenses when acquired;

(1b)	Appropriation of the work safety cost is charged to income before taxes under PRC GAAP. Depreciation is not provided for plant and equipment acquired by utilizing the provision of work safety cost under PRC GAAP but charge to expenses when acquired.

(2)	Consolidation using purchase method under IFRS and using common control method under PRC GAAP

(2a)	Under IFRS, the acquisitions of Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy have been accounted for using the purchase method which accounts for the assets and liabilities of Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill.

Under PRC GAAP, as the Group, Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy are entities under the common control of the Parent Company, the assets and liabilities of Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy are required to be included in the consolidated balance sheet of the Group at historical cost. The difference between the historical cost of the assets and liabilities of Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy acquired and the purchase price paid is recorded as an adjustment to shareholders’ equity.

(2b)	Under IFRS, the mining rights of Shanxi Group are stated at purchase consideration less amortization. Mining rights (coal reserves) are amortized on a straight line basis over twenty-seven years, being the useful life estimated based on the total proven and probable reserves of the coal mine. Under PRC GAAP, as both the Group and Shanxi Group are entities under the common control of the Parent Company, the mining rights have to be restated at nil cost and no amortization on mining rights will be recognized.

(3)	Deferred taxation due to differences between the financial statements prepared under IFRS and PRC GAAP.

Chapter 12 Consolidated Financial Statements

SUPPLEMENTAL INFORMATION (continued)

I.	Summary of differences between consolidated financial statements prepared under International Financial Reporting Standards (“IFRS”) and those under the PRC accounting rules and regulations (“PRC GAAP”) (continued)

The following table summarizes the differences between consolidated financial statements prepared under IFRS and those under PRC GAAP:

	Net income attributable to the equity holders of the Company for the year ended December 31,			Net assets attributable to equity holders of the Company as at December 31,
	2009	2008	2007	2009	2008
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As per consolidated financial statements prepared under IFRS	4,117,322	6,488,908	3,230,450	29,151,807	26,755,124
Impact of IFRS adjustments in respect of:
– future development fund charged to income before income taxes	(208,651)	(206,107)	(368,531)	—	—
– reversal of provision of work safety cost	(72,033)	(75,692)	(138,456)	(698,388)	(717,103)
– fair value adjustment on mining rights of Shanxi Group and related amortization	6,053	6,053	6,053	(118,540)	(123,462)
– goodwill arising from acquisition of Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy	—	—	—	(528,483)	(288,604)
– deferred tax	48,665	87,437	(32,988)	571,040	521,377
– Others	(11,027)	23,385	(3,230)	(19,651)	417,570

As per consolidated financial statements prepared under PRC GAAP	3,880,329	6,323,984	2,693,298	28,357,785	26,564,902

Note:	There are also differences in other items in the consolidated financial statements due to differences in classification between IFRS and PRC GAAP.

Chapter 13 Auditors’ Report (PRC)

XYZH/2009A7004

TO THE SHAREHOLDERS OF YANZHOU COAL MINING COMPANY LIMITED:

We have audited the accompanying financial statements (consolidated and company) of Yanzhou Coal Mining Company Limited (“the Company”), which comprise the balance sheet as at December 31, 2009, and the income statement, the cash flow statement, and the statement of changes in equity for the year then ended, and notes to the financial statements.

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Company’s management is responsible for the preparation of these financial statements in accordance with the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China’s Auditing Standards for the Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements comply with the requirements of the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the People’s Republic of China and present fairly, in all material respects, the company and consolidated financial position of the Company as at Dec 31, 2009, and the company and consolidated results of operations and cash flows of the Company for the year then ended.

ShineWing Certified Public Accountants

Chinese Certified Public Accountant
Lu Ling
Wang Chongjuan

Beijing China
April 23, 2010

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

CONSOLIDATED BALANCE SHEET

Dec 31, 2009

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ASSET	NOTES	DEC 31, 2009	DEC 31, 2008
CURRENT ASSET:
Cash at bank and on hand	VIII. 1	12,292,871,151	9,695,144,137
Tradable financial assets			—
Notes receivable	VIII. 2	4,990,893,624	2,772,082,922
Accounts receivable	VIII. 3	436,554,029	412,611,060
Prepayments	VIII. 4	76,447,807	110,278,731
Interest receivable		3,360,866	988,500
Dividends receivable			—
Other receveiables	VIII. 5	295,452,724	197,635,016
Inventories	VIII. 6	886,361,329	823,210,170
Non-current assets due within one year		—
Other current assets	VIII. 7	1,903,140,401	1,377,141,321

TOTAL CURRENT ASSETS		20,885,081,931	15,389,091,857

NON CURRENT ASSETS:
Available-for-sale financial assets		—	—
Entrust loan	VIII. 8	264,672,846	139,447,161
Held-to-maturity investments
Long-term accounts receivable
Long-term equity investments	VIII. 9	971,860,469	860,817,661
Investment real estate			—
Fixed assets	VIII. 10	17,079,527,217	9,392,015,314
Construction in progress	VIII. 11	1,180,569,132	4,827,326,277
Construction materials	VIII. 12	12,177,834	25,997,048
Disposal of fixed assets			—
Intangible assets	VIII. 13	19,335,817,869	1,548,149,757
Goodwill	VIII. 14	776,861,570	10,045,361
Long-term deferred assets	VIII. 15	15,969,251	18,730,271
Deferred tax assets	VIII. 16	1,611,884,698	611,807,143
Other non-current assets	VIII. 17	117,925,900	117,925,900

TOTAL NON-CURRENT ASSETS		41,367,266,786	17,552,261,893

TOTAL ASSETS		62,252,348,717	32,941,353,750

The accompanying notes are parts of the financial statements.

CONSOLIDATED BALANCE SHEET (continued)

Dec 31, 2009

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

LIABILITIES AND SHAREHOLDERS’ EQUITY	NOTES	DEC 31, 2009	DEC 31, 2008
CURRENT LIABILITIES:
Short-term borrowings	VIII. 19	—	120,000,000
Tradable financial liabilities
Notes payable	VIII. 20	128,076,028	175,662,080
Accounts payable	VIII. 21	1,306,859,922	853,641,767
Advances from customers	VIII. 22	1,664,427,222	795,653,798
Salaries and wages payable	VIII. 23	584,156,171	460,276,951
Taxes payable	VIII. 24	718,951,045	732,225,807
Interest payable		16,614,257	1,312,705
Dividends payable		265,145	—
Other payables	VIII. 25	3,312,206,691	2,198,497,459
Non-current liabilities due within one year	VIII. 26	1,620,196,336	94,648,464
Other current liabilities	VIII. 7	1,588,973,082	480,413,916

TOTAL CURRENT LIABILITIES		10,940,725,899	5,912,332,947

NON-CURRENT LIABILITIES:
Long-term borrowings	VIII. 27	20,911,728,000	176,000,000
Long-term payables		12,244,163	12,031,276
Accrued liabilities	VIII. 28	122,557,899	—
Deferred tax liabilities	VIII. 16	1,791,460,318	76,359,054
Other non-current liabilities	VIII. 29	14,136,042	—

TOTAL NON CURRENT LIABILITIES		22,852,126,422	264,390,330

TOTAL LIABILITIES		33,792,852,321	6,176,723,277

SHAREHOLDERS’ EQUITY:
Share capital	VIII. 30	4,918,400,000	4,918,400,000
Capital reserves	VIII. 31	4,547,651,740	5,066,355,339
Special reserves	VIII. 32	1,463,683,312	1,164,283,864
Surplus reserves	VIII. 33	3,241,001,770	2,820,975,750
Retained earnings	VIII. 34	14,168,033,687	12,710,055,378
Translation reserve		19,014,914	-115,168,599

Equity attributable to shareholders of the Company		28,357,785,423	26,564,901,732
Minority interest	VIII. 35	101,710,973	199,728,741

TOTAL SHAREHOLDERS’ EQUITY		28,459,496,396	26,764,630,473

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		62,252,348,717	32,941,353,750

The accompanying notes are parts of the financial statements.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

BALANCE SHEET OF THE PARENT COMPANY

Dec 31, 2009

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ASSET	NOTES	DEC 31, 2009	DEC 31, 2008
CURRENT ASSET:
Cash at bank and on hand		10,245,945,569	9,389,869,959
Tradable financial assets
Notes receivable		4,989,405,336	2,770,232,922
Accounts receivable	XV. 1	28,032,690	396,834,889
Prepayments		42,262,430	101,494,922
Interests receivable		—	988,500
Dividends receivable		291,649	—
Other receveiables	XV. 2	349,562,607	333,236,631
Inventories		394,989,227	693,974,320
Non-current assets due within one year
Other current assets		1,359,591,510	1,301,077,458

TOTAL CURRENT ASSETS		17,410,081,018	14,987,709,601

NON CURRENT ASSETS:
Entrust loan		4,743,313,052	3,686,577,450
Available-for-sale financial assets		264,671,982	139,447,161
Hold-to-maturity investment
Long-term accounts receivable
Long-term equity investments	XV. 3	5,789,061,956	4,579,752,209
Investment real estate
Fixed assets		6,373,159,697	6,522,615,260
Fixed assets under construction		24,247,529	126,693,270
Materials construction		1,259,017	1,259,016
Disposal of fixed assets
Intangible assets		607,764,176	627,775,824
Goodwill
Long-term deferred assets
Deferred tax assets		869,395,462	516,195,350
Other non current assets		117,925,900	117,925,900

TOTAL NON CURRENT ASSETS		18,790,798,771	16,318,241,440

TOTAL ASSETS		36,200,879,789	31,305,951,041

The accompanying notes are parts of the financial statements.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

BALANCE SHEET OF THE PARENT COMPANY (continued)

Dec 31, 2009

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

LIABILITIES AND SHAREHOLDERS’ EQUITY	NOTES	DEC 31, 2009	DEC 31, 2008
CURRENT LIABILITIES:
Short-term borrowings
Tradable financial liabilities
Notes payable		128,076,028	175,662,080
Accounts payable		718,406,125	543,112,341
Advances from customers		1,507,734,709	758,377,590
Salaries and wages payable		412,981,808	373,024,515
Taxes payable		829,238,278	716,706,008
Interest payable
Dividends payable
Other payables		1,663,274,171	1,386,325,563
Non-current liabilities due within one year		12,648,464	12,648,464
Other current liabilities		1,560,638,332	450,978,948

TOTAL CURRENT LIABILITIES		6,832,997,915	4,416,835,509

NON-CURRENT LIABILITIES:
Longterm loans
Long-term payable		—	12,031,276
Accrued liabilities
Deferred tax liabilities		50,622,822	19,316,617

Other non-current liabilities
TOTAL NON-CURRENT LIABILITIES		50,622,822	31,347,893

TOTAL LIABILITIES		6,883,620,737	4,448,183,402

SHAREHOLDERS’ EQUITY:
Share capital		4,918,400,000	4,918,400,000
Capital reserves		4,667,764,243	4,740,572,479
Special reserves		1,463,683,312	1,164,283,864
Surplus reserves		3,204,455,814	2,784,429,794
Undistributed profits		15,062,955,683	13,250,081,502

TOTAL SHAREHOLDERS’ EQUITY		29,317,259,052	26,857,767,639

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		36,200,879,789	31,305,951,041

The accompanying notes are parts of the financial statements.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

CONSOLIDATED INCOME STATEMENT

For the year ended Dec 31, 2009

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM		NOTES	For the year ended Dec 31, 2009	For the year ended Dec 31, 2008

1.	TOTAL OPERATING REVENUE		21,500,352,215	26,353,291,171
	Including: operating revenue	VIII. 36	21,500,352,215	26,353,291,171

2.	TOTAL OPERATING COST		16,206,637,288	17,783,542,287
	Including: Operating cost	VIII. 36	12,220,217,097	13,491,457,654
	Operating taxes and surcharges	VIII. 37	428,288,973	396,602,658
	Selling expense		577,810,555	687,119,618
	General and administrative expenses		3,156,153,842	2,966,960,499
	Financial expenses	VIII. 38	-162,198,893	245,770,995
	Impairment loss of assets	VIII. 39	-13,634,286	-4,369,137

	Add: Gain on fair value change (The loss is listed beginning with “-”)
	Investment income (The loss is listed beginning with “-”)	VIII. 40	112,073,890	74,654,012
	Including: Investment income of associates
	Profit on exchange (The loss is listed beginning with “-”)

3.	Operating profit (The loss is listed beginning with “-”)		5,405,788,817	8,644,402,896
	Add: Non-operating revenue	VIII. 41	44,396,546	41,579,255
	Less: Non-operating expenditures	VIII. 42	39,009,715	26,417,894
	Including: Losses on disposal of non-current assets

4.	Total profit (The total loss is listed beginning with “-”)		5,411,175,648	8,659,564,257
	Less: Income tax	VIII. 43	1,504,645,421	2,322,377,304

5.	Net profit (The net loss is listed beginning with “-”)		3,906,530,227	6,337,186,953

	Net profit attributed to shareholders of the Company		3,880,329,329	6,323,984,340
	Minority interest		26,200,898	13,202,613

6.	Earnings per share		—	—
	(1) Earnings per share, basis	VIII. 44	0.7889	1.2858
	(2) Earnings per share, diluted	VIII. 44	0.7889	1.2858

7.	Other comprehensive income	VIII. 45	246,719,961	-315,191,781

8.	Total comprehensive income		4,153,250,188	6,021,995,172
	Total comprehensive income attributable to shareholders of the parent company		4,127,049,290	6,008,792,559
	Total comprehensive income attributable to minority shareholders		26,200,898	13,202,613

The accompanying notes are parts of the financial statements.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

INCOME STATEMENT OF THE PARENT COMPANY

For the year ended Dec 31, 2009

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM		NOTES	For the year ended Dec 31, 2009	For the year ended Dec 31, 2008
1.	TOTAL OPERATING REVENUE	XV. 4	19,734,811,405	24,186,285,536
	Less: Operating cost	XV. 4	11,103,006,131	12,486,995,481
	Operating taxes and surcharges		417,596,175	386,463,010
	Selling expense		388,897,819	466,273,793
	General and administrative expense		2,715,971,687	2,503,240,147
	Financial expense		-129,167,585	12,247,827
	Impairment loss of assets		-14,906,867	-5,089,295
	Add: Gain from the fair value changes
	(The loss is listed beginning with “-”)
	Investment income (The loss is listed beginning with “-”)	XV. 5	368,640,752	273,312,655
	Including: Investment income of associates

2.	Operating profit (The loss is listed beginning with “-”)		5,622,054,797	8,609,467,228
	Add: Non-operating income		8,938,387	14,195,447
	Less: Non-operating expense		7,180,571	23,821,965
	Including: Loss on disposal of non-current assets

3.	Total profit (The total loss is listed beginning with “-”)		5,623,812,613	8,599,840,710
	Less: Income tax		1,423,552,412	2,330,339,140

4.	Net profit (The net loss is listed beginning with “-”)		4,200,260,201	6,269,501,570

5.	Earnings per share
	(1) Earnings per share, basis		0.8540	1.2747
	(2) Earnings per share, diluted		0.8540	1.2747

6.	Other comprehensive income		93,918,616	-202,229,038

7.	Total comprehensive income		4,294,178,817	6,067,272,532

The accompanying notes are parts of the financial statements.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

CONSOLIDATED CASH FLOW STATEMENT

For the year ended Dec 31, 2009

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM		NOTES	For the year ended Dec 31, 2009	For the year ended Dec 31, 2008
1.	CASH FLOW FROM OPERATING ACTIVITIES:
	Cash received from sales of goods or rendering of services		24,056,114,667	29,252,406,466
	Tax refunding		63,742,138	26,301,039
	Other cash received relating to operating activities	VIII. 46	312,891,672	259,608,196

	Sub-total of cash inflows		24,432,748,477	29,538,315,701

	Cash paid for goods and services		5,538,274,189	10,592,204,950
	Cash paid to and on behalf of employees		5,077,898,724	3,925,337,461
	Taxes payments		5,652,338,364	5,938,560,852
	Other cash paid relating to operating activities	VIII. 46	1,992,470,939	1,663,581,716

	Sub-total of cash outflows		18,260,982,216	22,119,684,979

	NET CASH FLOW FROM OPERATING ACTIVITIES		6,171,766,261	7,418,630,722

2.	CASH FLOW FROM INVESTING ACTIVITIES:
	Cash received from recovery of investments			654,389,284
	Cash received from return of investments income		3,276,090	139,631,387
	Net cash received from disposal of fixed assets, intangible assets and other long-term		4,180,889	15,482,959
	Net cash received from disposal of sub companies and business units
	Other cash received relating to investing activities

	Sub-total of cash inflows		7,456,979	809,503,630

	Cash paid to acquire fixed assets, intangible assets and other long-term assets		1,734,526,998	3,119,483,957
	Cash paid for investments		230,729,250
	Net increase of pledge loans
	Net cash amounts paid by subcompanies and other business units		20,151,791,943
	Other cash paid relating to investing activities	VIII. 46	2,384,488,113	1,190,992,733

	Sub-total of cash outflows		24,501,536,304	4,310,476,690

	NET CASH FLOW USED IN INVESTING ACTIVITIES		-24,494,079,325	-3,500,973,060

The accompanying notes are parts of the financial statements.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

CONSOLIDATED CASH FLOW STATEMENT (continued)

For the year ended Dec 31, 2009

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM		NOTES	For the year ended Dec 31, 2009	For the year ended Dec 31, 2008
3.	CASH FLOW FROM FINANCING ACTIVITIES:
	Cash received from investors
	Including: Cash received from minority shareholders of sub comanies
	Cash received from borrowings		20,840,504,916	390,591,760
	Cash received from issuing bonds
	Other cash received relating to financing activities

	Sub–total of cash inflows		20,840,504,916	390,591,760

	Repayments of borrowings and debts		308,705,525	670,558,769
	Cash paid for distribution of dividends or profits, or cash paid for interest expenses		2,033,118,976	878,767,123
	Including: Cash paid for distribution of dividends or profits by sub companies to minority shareholders
	Other cash paid relating to financing activities
	Sub-total of cash outflows		2,341,824,501	1,549,325,892

	NET CASH FLOW USED IN FINANCING ACTIVITIES		18,498,680,415	-1,158,734,132

4.	EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		-98,112,909	-49,879,573

5.	NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	VIII. 46	78,254,442	2,709,043,957
	Add: Cash and cash equivalent, opening	VIII. 46	8,444,144,457	5,735,100,500

6.	Cash and cash equivalents, closing	VIII. 46	8,522,398,899	8,444,144,457

The accompanying notes are parts of the financial statements.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

CASH FLOW STATEMENT OF THE PARENT COMPANY

For the year ended Dec 31, 2009

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM		NOTES	For the year ended Dec 31, 2009	For the year ended Dec 31, 2008
1.	CASH FLOW FROM OPERATING ACTIVITIES:
	Cash received from sales of goods and rendering of services		21,995,086,374	26,776,245,155
	Tax refunding			—
	Other cash received relating to operating activities		283,000,132	207,716,822

	Sub-total of cash inflows		22,278,086,506	26,983,961,977

	Cash paid for goods and services		5,062,314,446	10,026,042,198
	Cash paid to and on behalf of employees		4,459,889,261	3,410,542,858
	Taxes payments		5,434,342,777	5,712,055,568
	Other cash paid relating to operating activities		1,546,433,727	1,339,959,044

	Sub-total of cash outflows		16,502,980,211	20,488,599,668

	NET CASH FLOW FROMO PERATING ACTIVITIES		5,775,106,295	6,495,362,309

2.	CASH FLOW FROMI NVESTING ACTIVITIES:
	Cash received from recovery of investments		80,000,000	808,101,500
	Cash received from return of investments		172,643,325	406,277,992
	Net cash received from disposal of fixed assets, intangible assets and other long-term assets		3,967,894	14,819,798
	Net cash amount received from the disposal of sub companies and other business units
	Other cash received relating to investing activities

	Sub-total of cash inflows		256,611,219	1,229,199,290

	Cash paid to acquire fixed assets, intangible assets and other long-term assets		807,282,404	901,211,482
	Cash paid for investments		2,402,985,903	2,154,000,000
	Net cash amounts paid by subcompanies and other business units
	Other cash paid relating to investing activities		2,353,722,363	1,159,327,293

	Sub-total of cash outflows		5,563,990,670	4,214,538,775

	NET CASH FLOW USED IN INVESTING ACTIVITIES		-5,307,379,451	-2,985,339,485

The accompanying notes are parts of the financial statements.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

CASH FLOW STATEMENT OF THE PARENT COMPANY (continued)

For the year ended Dec 31, 2009

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM		NOTES	For the year ended Dec 31, 2009	For the year ended Dec 31, 2008
3.	CASH FLOW FROM FINANCING ACTIVITIES:
	Cash received from investors
	Cash received from borrowings
	Cash received relating to other financial activities
	Sub–total of cash inflows		—	—

	Repayments of borrowings
	Cash paid for distribution of dividends or profits, or cash paid for interest expenses		1,967,360,000	836,128,000
	Other cash payment relating to financial activities
	Sub-total of cash outflows		1,967,360,000	836,128,000

	NET CASH FLOW USED IN FINANCING ACTIVITIES		-1,967,360,000	-836,128,000

4.	EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		1,986,404	-78,637,964

5.	NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS		-1,497,646,752	2,595,256,860
	Add: Cash and cash equivalent, opening		8,221,690,516	5,626,433,656

6.	Cash and cash equivalents, closing		6,724,043,764	8,221,690,516

The accompanying notes are parts of the financial statements.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended Dec 31, 2009

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

	Amount for the year 2009
ITEM	Share capital	Attribute to shareholders of the Parent Company				Translation reserve	Minority interest	Total of shareholders’ interest
		Capital reserves	Special reserves	Surplus reserves	Retained earnings
I. Balance at December 31, 2008	4,918,400,000	4,729,404,266	—	3,987,459,297	12,847,985,379	-115,168,599	49,871,681	26,417,952,024
Add: Change in accounting policies			1,164,283,864	-1,203,029,503	-190,949,220			-229,694,859
Consolidation under common control		336,951,073		36,545,956	53,019,219		149,857,060	576,373,308
Others								—

II. Balance at January 1, 2009	4,918,400,000	5,066,355,339	1,164,283,864	2,820,975,750	12,710,055,378	-115,168,599	199,728,741	26,764,630,473
III. Changes for the year (The decrease is listed beginning with “-”)	—	-518,703,599	299,399,448	420,026,020	1,457,978,309	134,183,513	-98,017,768	1,694,865,923
(I) Net profit					3,880,329,329		26,200,898	3,906,530,227
(II) Other comprehensive income		112,536,448				134,183,513		246,719,961

Sub-total of (I) and (II)	—	112,536,448	—	—	3,880,329,329	134,183,513	26,200,898	4,153,250,188

(III) Owner’s contributions and reduction in capital	—	-631,240,047	—	—	—	—	-111,467,882	-742,707,929
1. Acquisition of Felix							23,542,370	23,542,370
2. Consolidation under common control		-593,243,100						-593,243,100
3. Acquisition of minority equity in sub companies		-37,996,947					-135,010,252	-173,007,199
(IV) Profit distribution	—	—	—	420,026,020	-2,422,351,020	—	-12,750,784	-2,015,075,784
1. Transfer to surplus reserve				420,026,020	-420,026,020			—
2. Provision for general risks								—
3. Distribution to shareholders					-2,002,325,000		-12,750,784	-2,015,075,784
4. Others								—
(V) Internal settlement and transfer of owners’ equities	—	—	—	—	—	—	—	—
1. Capital reserve transferred share capital								—
2. Surplus reserve transferred share capital								—
3. Provision of surplus reserve for loss								—
4. Others								—
(VI) Special reserves	—	—	299,399,448	—	—	—	—	299,399,448
1. Provision of the year			467,032,327					467,032,327
2. Usage of the year			-167,632,879					-167,632,879

IV. Balance at Dec 31, 2009	4,918,400,000	4,547,651,740	1,463,683,312	3,241,001,770	14,168,033,687	19,014,914	101,710,973	28,459,496,396

The accompanying notes are parts of the financial statements.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

For the year ended Dec 31, 2009

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

	Amount for the year 2008
		Attribute to shareholders of the Parent Company
ITEM	Share capital	Capital reserves	Special reserves	Surplus reserves	Retained earnings	Translation reserve	Minority interest	Total of shareholders’ interest

I. Balance at December 31, 2008	4,918,400,000	4,943,369,082	—	3,173,641,875	8,014,289,398	-13,941,634	49,654,868	21,085,413,589
Add: Change in accounting policies			995,952,070	-1,016,162,238	-184,855,662		-111,817	-205,177,647
Consolidation under common control		281,241,283		32,965,080	67,041,335		133,951,894	515,199,592
Others								—

II. Balance at January 1, 2009	4,918,400,000	5,224,610,365	995,952,070	2,190,444,717	7,896,475,071	-13,941,634	183,494,945	21,395,435,534
III. Changes for the year (The decrease is listed beginning with “-”)	—	-158,255,026	168,331,794	630,531,033	4,813,580,307	-101,226,965	16,233,796	5,369,194,939
(I) Net profit					6,323,984,340		13,202,613	6,337,186,953
(II) Other comprehensive income		-213,964,816				-101,226,965		-315,191,781

Sub-total of (I) and (II)	—	-213,964,816	—	—	6,323,984,340	-101,226,965	13,202,613	6,021,995,172

(III) Owner’s contributions and reduction in capital	—	55,709,790	—	—	—	—	22,078,827	77,788,617
1. Capital from shareholders		55,709,790					19,573,710	75,283,500
2. Share-based payment included in shareholders’ interest								—
3. Others							2,505,117	2,505,117
(IV) Profit distribution	—	—	—	630,531,033	-1,510,404,033	—	-19,047,644	-898,920,644
1. Transfer to surplus reserve				630,531,033	-630,531,033			—
2. Provision for general risks								—
3. Distribution to shareholders					-879,873,000		-19,047,644	-898,920,644
4. Others								—
(V) Internal settlement and transfer of owners’ equities	—	—	—	—	—	—	—	—
1. Capital reserve transferred share capital								—
2. Surplus reserve transferred share capital								—
3. Provision of surplus reserve for loss								—
4. Others								—
(VI) Special reserves	—	—	168,331,794	—	—	—	—	168,331,794
1. Provision of the year			463,431,794					463,431,794
2. Usage of the year			-295,100,000					-295,100,000

IV. Balance at Dec 31, 2009	4,918,400,000	5,066,355,339	1,164,283,864	2,820,975,750	12,710,055,378	-115,168,599	199,728,741	26,764,630,473

The accompanying notes are parts of the financial statements.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

STATEMENT OF CHANGES IN EQUITY OF THE PARENT COMPANY

For the year ended Dec 31, 2009

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

	Amount for the year 2009
ITEM	Share capital	Capital reserves	Special reserves	Surplus reserves	Retained earnings	Total of shareholders’ interest

I. Balance at December 31, 2008	4,918,400,000	4,740,572,479	—	3,987,459,297	13,430,460,463	27,076,892,239
Add: Change in accounting policies			1,164,283,864	-1,203,029,503	-180,378,961	-219,124,600
Correction of errors in the early stage						—
Others						—

II. Balance at January 1, 2009	4,918,400,000	4,740,572,479	1,164,283,864	2,784,429,794	13,250,081,502	26,857,767,639
III. Changes for the year (The loss is listed beginning with “-”)	—	-72,808,236	299,399,448	420,026,020	1,812,874,181	2,459,491,413
(I) Net profit					4,200,260,201	4,200,260,201
(II) Other comprehensive income		9 3,918,616				93,918,616

Sub-total of (I) and (II)	—	93,918,616	—	—	4,200,260,201	4,294,178,817

(III) Owner’s contributions and reduction in capital	—	-166,726,852	—	—	—	-166,726,852
1. Capital from shareholders						—
2. Share-based payment included in shareholders’ interest		-166,726,852				-166,726,852
3. Others						—
(IV) Profit distribution	—	—	—	420,026,020	-2,387,386,020	-1,967,360,000
1. Transfer to surplus reserve				420,026,020	-420,026,020	—
2. Provision for general risks						—
3. Distribution to shareholders					-1,967,360,000	-1,967,360,000
4. Others						—
(V) Internal settlement and transfer of owners’ equities	—	—	—	—	—	—
1. Capital reserve transferred share capital						—
2. Surplus reserve transferred share capital						—
3. Provision of surplus reserve for loss						—
4. Others						—
(VI) Special reserves	—	—	299,399,448	—	—	299,399,448
1. Provision of the year			467,032,327			467,032,327
2. Usage of the year			-167,632,879			-167,632,879

IV. Balance at Dec 31, 2009	4,918,400,000	4,667,764,243	1,463,683,312	3,204,455,814	15,062,955,683	29,317,259,052

The accompanying notes are parts of the financial statements.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

STATEMENT OF CHANGES IN EQUITY OF THE PARENT COMPANY (continued)

For the year ended Dec 31, 2009

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

	Amount for the year 2008
ITEM	Share capital	Capital reserves	Special reserves	Surplus reserves	Retained earnings	Total of shareholders’ interest

I. Balance at December 31, 2008	4,918,400,000	4,942,801,517	—	3,173,641,875	8,625,549,602	21,660,392,994
Add: Change in accounting policies			995,952,070	-1,016,162,238	-181,891,513	-202,101,681
Correction of errors in the early stage						—
Others						—

II. Balance at January 1, 2009	4,918,400,000	4,942,801,517	995,952,070	2,157,479,637	8,443,658,089	21,458,291,313
III. Changes for the year (The loss is listed beginning with “-”)	—	-202,229,038	168,331,794	626,950,157	4,806,423,413	5,399,476,326
(I) Net profit					6,269,501,570	6,269,501,570
(II) Other comprehensive income		-202,229,038				-202,229,038

Sub-total of (I) and (II)	—	-202,229,038	—	—	6,269,501,570	6,067,272,532

(III) Owner’s contributions and reduction in capital	—	—	—	—	—	—
1. Capital from shareholders						—
2. Share-based payment included in shareholders’ interest						—
3. Others						—
(IV) Profit distribution	—	—	—	626,950,157	-1,463,078,157	-836,128,000
1. Transfer to surplus reserve				626,950,157	-626,950,157	—
2. Provision for general risks					-836,128,000	-836,128,000
3. Distribution to shareholders						—
4. Others						—
(V) Internal settlement and transfer of owners’ equities	—	—	—	—	—	—
1. Capital reserve transferred share capital						—
2. Surplus reserve transferred share capital						—
3. Provision of surplus reserve for loss						—
4. Others						—
(VI) Special reserves	—	—	168,331,794	—	—	168,331,794
1. Provision of the year			463,431,794			463,431,794
2. Usage of the year			-295,100,000			-295,100,000

IV. Balance at Dec 31, 2009	4,918,400,000	4,740,572,479	1,164,283,864	2,784,429,794	13,250,081,502	26,857,767,639

The accompanying notes are parts of the financial statements.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009

(The currency is in RMB Yuan except otherwise indicated)

I.	GENERAL

Yanzhou Coal Mining Company Limited (the “Company”) is a stock company with limited liability established in the People’s Republic of China (the “PRC”). The Company was established in September, 1997 by Yankuang Group Corporation Limited (the “Yankuang Group”) in accordance with the Tigaisheng (1997) No. 154 document issued by “National Economic System Reform Commission of People’s Republic of China. The address of the registered office is Zoucheng City, Shandong Province. The total share capital was RMB1,670 million with Par value per share of RMB1.00 when the Company was set up.

As approved by Zhengweifa (1997) No. 12 document issued by Securities Committee of State Council, the Company issued H shares with face value of RMB820 million to Hong Kong and international investors in March 1998. The American underwriters exercised the excessive issue option and the Company issued additional H Shares of RMB30 million. The above shares were listed and traded on Stock Exchange of Hong Kong Limited on April 1, 1998, and the American Depository Shares was listed in the New York Stock Exchange on March 31, 1998. The total share capital has changed to RMB2,520 million after these issues.

The company issued 80 million new A shares in June 1998. The above shares went public and were traded on Shanghai Stock Exchange since July 1, 1998. After many issues and bonus shares, the share capital of the Company increased to RMB4,918.40 million by December 31, 2008.

The Company and its subsidiary companies (hereinafter collectively referred to as the “Group”) are mainly engaged in the coal mining and preparation, coal sales, cargo transportation by self-operated railways, road transportation, port operation, comprehensive scientific and technical service for coal mines, methanol production and sales etc.

II.	THE PREPARATION FOUNDATION OF FINANCIAL STATEMENTS

The Group takes going concern as the basis of financial statements. The financial statements are prepared in according with the Accounting Standards for Business Enterprises (hereinafter referred to as “new CASs” or “ASBEs”) and No.38 specific accounting standard issued by the Ministry of Finance (MOF) on February 15, 2006, and later issued application guide to the ASBE, the interpretation of ASBE and relevant regulations, and Information Disclosure and Presentation Rules for Companies Making Public Offering No. 15 – General Provisions on Financial Reporting (Revised 2010) issued by China Securities Regulatory Commission.

III.	DECLARATION OF COMPLIANCE WITH ASBES

The financial statements of the Group have been prepared in accordance with the new ASBEs and have been presented completely and genuinely with the financial information of the Group such as its financial position, operating results and cash flows and so on.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS

1.	Accounting period

The accounting period is from the Calendar year January 1st to December 31st.

2.	Functional currency

The functional currency of the Company is Renminbi (RMB). As the primary economic environment for overseas subsidiaries of the Company, Yancoal Australia Pty Limited and its subsidiaries are in Australia, the functional currency of the two Companies is AUD. On the conversion method from AUD to RMB, please refers to V.5.

3.	Basis of accounting and principle of measurement

The Company has adopted the accrual basis of accounting and used the historical cost convention as the principle of measurements for assets and liabilities except for tradable financial assets, available-for-sale financial assets and hedging instruments, which are measured at their fair values.

4.	Cash and cash equivalents

Cash in cash flow are cash on hand and deposits available for payment at any time. Cash equivalents in cash flow are investments which are short-term (normally become due within 3 months after purchasing date), highly liquid, readily convertible to known amounts of cash, and subject to an insignificant risk of changes in value.

5.	Foreign currency and the translation of financial statements denominated in foreign currency

(1)	Foreign currency translation

Foreign currency transactions are converted to RMB at the spot exchange rate of the day when the transaction occurs. At the balance sheet date, foreign currency monetary items are translated to RMB using the spot exchange rate of the day. Exchange differences arising are recognized in profit or loss for the current period, except for the exchange differences arising on the borrowing costs eligible for acquisition, construction or production of assets which are qualified for capitalization. Foreign currency non-monetary items measured at fair value are translated using the exchange rates at the date when the recognized fair value is determined. The differences between the amount of the functional currency before and after conversion are recognized in profit or loss or interests of shareholders as changes of fair value. Foreign currency non-monetary items measured at historical cost are translated at the spot exchange rates at the date of the transactions, and do not change the RMB amount.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.	Foreign currency and the translation of financial statements denominated in foreign currency (continued)

(2)	Translation of financial statements denominated in foreign currency

The asset and liability items on the balance sheet of foreign currency are converted to RMB at the spot exchange rate of the balance sheet date; other items are converted at the sport exchange rate of the day when the transaction occurs, except undistributed profits on shareholders’ equity. The revenue and expense items on the income statement of overseas subsidiaries are converted to RMB at the approximate rate of the spot exchange rate of the day when the transaction occurs. Exchange differences arising from the above issues are presented separately under the shareholders’ equity items.

Cash flows denominated in foreign currency or from a foreign subsidiary are translated at the approximate rate of the spot exchange rate of the day when the transaction occurs. The effect of fluctuations of exchange rates on cash and cash equivalents is presented separately as a reconciling item in the cash flow statement.

6.	Financial assets and financial liabilities

(1)	Financial assets

Upon initial recognition, financial assets are classified into the following categories: financial assets at ‘fair value through profit or loss’ (FVTPL), ‘held-to-maturity’ investments, ‘available-for-sale’ (AFS) financial assets and ‘loans and receivables’.

1)	Financial assets at FVTPL:

A financial asset is held for trading if it has been acquired principally for the purpose of selling in the short term and presented as the tradable financial assets in the balance sheet. Except for the purpose of hedging, derivative financial instruments are classified into financial assets or liabilities at FVTPL.

2)	Held-to-maturity investment

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity date that the enterprise has the clear intention and ability to hold to maturity.

3)	Receivables:

Non-derivative financial assets with fixed or determinable payments are not quoted in an active market.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.	Financial assets and financial liabilities (continued)

(1)	Financial assets (continued)

4)	AFS financial assets

AFS financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as (1) financial assets at FVTPL, (2) loans and receivables, or (3) held-to-maturity investments.

Financial assets are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets at fair value through profit or loss) are added to or deducted from the fair value of the financial assets, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets at fair value through profit or loss are recognized directly in profit or loss. Financial assets are no longer recognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets.

Financial assets and AFS financial assets at FVTPL are subsequently measured at fair value. The receivables and held-to-maturity investments are carried at the amortized cost using the effective interest rate method.

Changes in fair value of financial assets at FVTPL are included in profit or loss for the period at fair value. The received interest during the period holding assets shall be recognized as investment income. On disposing of it, the difference between fair value and initial accounting value shall be recognized as in profit or loss statements on investment, and the profit or loss at the fair value is also adjusted accordingly.

The changes in fair value of AFS financial assets are recorded in the shareholder’s equity. The interest calculated by actual interest rate during the period holding assets shall be recognized as investment income. The cash dividends on investments in an available-for-sale equity instrument shall be recorded into the investment income when cash dividends are declared and issued by the investee. On disposing it, the difference after changing the fair value accumulated amount from the amount received and the carrying amount deducting the original shareholder’s equity shall be recorded into the investment profit and loss.

The Company estimates the carrying amount of a financial asset at the balance sheet date (other than those at FVTPL). If there is objective evidence that the financial asset is impaired, the Company shall determine to accrue the amount of any impairment loss. If the fair value of an AFS financial asset declines substantially or non-temporarily, the accumulated loss arising from this decline that had been recognized directly in shareholders’ equity shall be recognized in the profit or loss statement.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.	Financial assets and financial liabilities (continued)

(2)	Financial liabilities

Upon initial recognition, financial liabilities are classified as either financial liabilities ‘at fair value through profit or loss’ (FVTPL) or ‘other financial liabilities’.

Financial liabilities are classified as at FVTPL where the financial liability is either held for trading or it is designated as at FVTPL. Financial liabilities at FVTPL are subsequently measured at fair value, with gains or losses arising from changes in fair value as well as dividends and interest income related to such financial liabilities recognized in profit or loss for the period.

Other financial liabilities are subsequently measured at unamortized cost using the effective interest method.

(3)	Method of fair values recognition of financial assets and financial liabilities

If there is an active market for financial instrument, the quoted market price in an active market is used to determine the fair value of the financial instrument. In the active market, financial assets held or financial liabilities intending to bear by the Group take the current quoted price as the fair value of the relevant assets and liabilities. Financial assets intending to buy or financial liabilities borne by the Group take the current offer price as the fair value of the relevant assets and liabilities. If there are no quoted price and offer price for financial assets and liabilities, and the economic conditions do not change significantly after the latest transaction, the latest quotation is used to determine the fair value of such financial assets or liabilities.

If there no active market for financial instrument, the fair values are determined by evaluation method, including to consult the latest prices in the marketing transaction by the parties who are familiar with the market and make the transaction Voluntarily, the current fair values of the other identified financial assets, discounted method of cash flow and options pricing modes.

The fair values of forward foreign exchange contracts of overseas subsidiaries shall be determined by the market exchange rate at balance sheet date. Fair values of coal swap contracts shall be determined by the market price of forward coal market at balance sheet date. Fair values of interest swap contracts shall be determined by the present value of estimated future cash flows.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

7.	Accounting method for bad debt provisions of the receivables

The following situations are considered as criterion of recognizing bad debt as loss of receivables: revocation, bankruptcy, insolvency, seriously shortage of cash flows, out of business caused by serious natural disaster and unable to pay off the debt within the foreseeable time of the debtors, other solid evidence indicating that debt can’t be recovered or be of a slim chance.

The receivables with individual amount of over a certain standard are considered as the significant receivables. If there is objective evidence that all receivables can not be recovered in accordance with the former stipulations, the impairment shall be assessed separately based on the difference between current value of future cash flow and the carrying amount, and the Company shall be determined to accrue the bad debt provisions.

The insignificant receivables shall be classified into several combinations based on credit risk characteristics together with significant receivables without impairment after separate assessment. According to the actual loss rate of the same or similar receivables combinations that has similar credit risk characteristics, the proportion of accrued bad debts provisions in each combination is determined with the current situations. Consequently, the bad debts provisions of the year shall be calculated out. If there is defined evidence for the receivables not to or not likely to be received, the receivables with the accounting period exceeding three years are classified into special assets portfolio and accrued bad debts provisions in full amount.

The percentage of bad debt provision is as followings according to accounting aging:

Accounting aging	Accrual percentage

within 1 year	4%
1-2 years	30%
2-3 years	50%
over 3 years	100%

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.	Inventories

(1)	the classification of inventories: The inventories include the raw materials, coal stock, low value consumables and so on.

(2)	the pricing method of receiving and issuing inventories: The Company adopts a perpetual inventory system to calculate its inventory, using the actual cost pricing for procurement and inventories, and weighted average approach for consumptions and delivery of inventories.

(3)	The end-of-period inventories are measured at the lower one between the cost and the convertible net value. If the inventories are damaged, become partially or completely obsolete or sold at price lower than cost, unrecoverable cost shall be estimated and recognized as a provision for decline in value. The excess of cost over the convertible net value is generally recognized as provision for decline in value of inventories on a separate inventory item.

(4)	Net realisable value of inventories directly for sale, such as commodity stocks and materials for sale, is the estimated selling price less the estimated costs necessary to make the sale and other related taxes; Net realisable value of material stocks for product is the estimated selling price less the estimated costs, the estimated marketing cost and other related taxes of the finished production occurred

9.	Long-term equity investments

Long-term equity investments mainly includes equity investments held by the Group which exercise control, joint control or significant influence on the investee, which has no control, joint control or significant influence on the investee, and which has no offer in active market and whose fair values can not be reliable measured.

Joint control means mutual control over certain economic activities under contract. The main basis to define joint control is that any party of the joint venture can not control the production and business operations of the venture individually, and the decisions involving the basic production and business operations need the unanimous consent from all parties.

Significant influence means that the investor has the right to participate decision-making for the finance and operating policies of investee and has no control or joint control with other parties on policies-making. The main basis to define significant influence is that the Group holds directly or indirectly through subsidiaries above 20% (included) but less than 50% voting shares of investee. Significant influence can not be recognized if there is solid evidence indicating that the investor can not participate the decision-making of investee.

For a business combination involving enterprise under common control, the initial investment cost of the long-term equity investment is the carrying amount of the owner’s equity of the party being absorbed at the combination date. For a business combination not involving enterprises under common control, the initial investment cost of the long-term equity investment acquired is the aggregate of the fair value, at the acquisition date, of the acquiree’s identifiable assets, liabilities and contingent liabilities acquired.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.	Long-term equity investments (continued)

For a long-term equity investment acquired by cash payment, the initial investment cost shall be the actual purchase price that has been paid. Initial investment cost also includes those costs, taxes and other necessary expenditures directly attributable to the acquisition of the long-term equity investment. For a long-term equity investment acquired by the issue of equity securities, the initial investment cost shall be the fair value of the securities issued. A long-term equity investment invested by investors, the initial investment cost use the values described in investment contract or agreement. For a long-term equity investment acquired by debts reorganization or non-currency assets transaction, the initial investment cost shall be recognized in accordance with relevant accounting standards.

The cost method is applied in calculating the subsidiaries investment, equity method used in adjusting the consolidated financial statements. If the Company does not have joint control or significant influence over the investee, the investment is not quoted in an active market and its fair value cannot be reliably measured, a long-term equity investment shall be calculated using the cost method. If the Company does not have control, joint control or significant influence over the investee and the fair value of the long-term equity investment can be reliably measured, the investment shall be calculated as an available-for-sale financial asset.

Under the cost method, long-term equity investments are measured at initial investment cost, and the investment cost shall be adjusted when the investments are added and recovered. Under the equity method, the current investment profit and loss are the net profits and losses created by the investee and shared by the Company. The share of net profits or losses from the investee should be confirmed, based on the fair values of identifiable assets on the acquisition date, according to the accounting policies and accounting period of the Group, offsetting inter-segment transactions profit and loss created by joint venture and associated enterprises which belong to the investor in terms of shares proportion, and after adjusting the net profit from investee. The Group shall, if there is debt balance relating to the long-term equity investment on the joint venture and associates hold before the executing date, deduct the debt balance which should amortize within remaining term, and recognise the investment profits and losses.

For the reason of decreasing investment, the Group no longer has any joint control or significant influence on the investee, and in active market the long-term equity investment, which has no offer and fair values and can not be reliably measured, shall be measured by cost method. For the reason of increasing investment, the Group is able to exercise control over the investee, the measurement shall be changed into cost method. For the reason of increasing investment, the Group is able to exercise joint control or significant influence but unable to exercise control on the investee, or for the reason of disposal of investment, the Group is unable to exercise control but able to exercise joint control or significant influence over the investee, the measurement shall be changed into cost method.

When long-term equity investment is disposed, the difference between the carrying value and the actual consideration is recognized as investment return of the period; under equity method, the long-term equity investments, which is recognized as shareholder’s equity of the investor arising on the change of investee’s shareholder equity (other than net loss and profit), is included in investment return of the period according to the relevant proportion.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.	Fixed assets

(1)	Recognition of fixed assets: Fixed assets are tangible assets that are held for production or operation, and have a service life more than one accounting year.

(2)	Category of fixed assets: Buildings, coal mine buildings, ground buildings, railway structure, harbour works and craft, plant, machinery and equipment, transportation equipment, land etc.

(3)	Measurement of fixed assets: The fixed assets shall be initially measured at actual cost of acquisition considering the effect of any expected costs of disposing the asset. Among these, the costs of outsourcing fixed assets include duties and expenses such as purchasing cost, VAT, import tariff, other expenses incurred to ensure estimated usage of the fixed assets that can be directly included in the assets. The costs to build the fixed assets include necessary expenses incurred to ensure the usage status of the assets. The accounting value of the fixed assets invested by the investors shall be accordance with the values specified in the investment contract or agreement, while for not fair value specified in the contract or agreement, shall be regarded as fair value in accounting value. Fixed assets by financial lease are recognized at the lower of fair value of such assets at leasing date and the present value of minimum lease payment.

(4)	Subsequent expenditure of fixed assets: the subsequent expenditure includes expenses for repair, renovation and improvement, which shall be recognized as fixed asset cost provided that the expenditures confirm to the conditions of fixed assets recognition. With regard to the replaced parts, the carrying value shall not be recognized and other subsequent costs incurred shall be recognized in the gain and loss in the period.

(5)	Depreciation approach of fixed assets: The depreciation is provided to all fixed assets except those that have already accrued depreciation and lands category. The mining structures are depreciated using the estimated production capacity method, and other fixed assets using the average service life method, calculating depreciation rate by month and record it into the current cost or expenses of relevant assets according to their various purposes. The Group’s estimated residual value for fixed assets is 0-3%, the estimated residual rate; useful life and annual depreciation rate of each category of fixed assets using the composite life method are as follows:

Category	Useful life (years)	Estimated residual value rate (%)	Annual depreciation rate (%)

House Buildings	10-30	0-3	3.23-10.00
Ground buildings	10-25	0-3	3.88-10.00
Port works and vessels	40	0	2.50
Plant, machinery and equipment	2.5-25	0-3	3.88-40.00
Transportation equipment	6-18	0-3	5.39-16.67

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.	Fixed assets (continued)

(5)	(continued)

The vessels of Shandong Yancoal Shipping Co., Ltd. are depreciated over 18 years. All the other transportation equipments are depreciated over 6 to 9 years.

Land category refers to that of overseas subsidiaries and no depreciation is provided for as the subsidiaries enjoy the permanent ownership.

(6)	The Company shall review the useful life and estimated net residual value of a fixed asset and the depreciation method applied at least at each financial year-end. A change in the useful life or estimated net residual value of a fixed asset or depreciation method used shall be treated as a change in an accounting estimate.

(7)	Fixed assets that can not bring economic returns after treatment or are not expected to bring economic returns after use or treatment shall be no longer recognized. When a fixed asset is sold, transferred, scraped or damaged, the enterprise shall recognize the amount of any proceeds on disposal of the asset net of the carrying value and related taxes in profit or loss for the current period.

(8)	Recognition basis and measurement method of fixed assets by financial lease: Finance lease is a lease that substantially transfers all risks and rewards relating to ownership of an asset. Fixed assets by financial lease are recognized at the lower of fair value of the assets and the present value of minimum lease payment. The leased assets shall be depreciated at a straight-line basis over the shorter of service life and leasing term. The net income, from sales and leaseback transaction which has been recognized as financial lease, shall be recorded as deferred revenue on balance sheet, be amortized at a straight-line basis over the leasing term and recognized in the income statements.

11.	Fixed assets under construction

(1)	the pricing approach of the fixed assets under construction: To be measured at the actual costs incurred for the construction. The self-operated construction is recorded at all cost of direct materials, direct salary, and direct construction expenditures etc. And the contracting construction is recorded at the payable construction cost and so on. The equipment installation cost is measured at value of the installed equipment, installation cost, all expenses incurred for project test-run. The cost of fixed assets under construction includes capitalized borrowing costs, gain and loss from currency exchange.

(2)	Standard and time of transfer from the fixed assets under construction to the fixed assets: The fixed assets under construction shall be transferred to the fixed assets from the date of starting its estimated usable condition based on their construction budget, construction pricing or project actual cost and so on, and its depreciation will begin from the next month. The difference of the fixed assets original values shall be adjusted upon the resolution procedures of the project completion.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.	Borrowing costs

(1)	Borrowing costs incurred that are directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalized as part of the cost of that assets. The actual amounts of ancillary costs incurred shall be recognized as an expense in the period in which they are incurred. Qualifying assets are assets (fixed assets, investment property, inventories, etc) that necessarily take a substantial period of time (normally over one year) for acquisition, construction or production to get ready for their intended use or sale.

(2)	capitalization of borrowings cost: Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset (that necessarily take a substantial period of time for acquisition, construction or production go get ready for their intended use or sale), when expenditures for the asset and borrowing costs are being incurred, activities relating to the acquisition, construction or production of the asset that are necessary to prepare the asset for its intended use or sale have commenced shall be capitalized, capitalization of borrowing costs shall be suspended during periods in which the acquisition, construction or production of a qualifying asset is interrupted abnormally, when the interruption is for a continuous period of more than 3 months and borrowings cost of that assets discontinue the capitalization when acquired and constructed production is available for use.

(3)	Calculation approach for capitalized borrowing costs:

Where funds are borrowed under a specific-purpose borrowing for the acquisition, construction or production of a qualifying asset, the amount of interest to be capitalized shall be the actual interest expense incurred on that borrowing for the period less any bank interest earned from depositing the borrowed funds before being used on the asset or any investment income on the temporary investment of those funds. Where funds are borrowed under general-purpose borrowings and are utilized for the acquisition, construction or production of a qualifying asset, an enterprise shall determine the amount of interest to be capitalized on such borrowings by applying a capitalization rate to the weighted average of the excess amounts of cumulative expenditures on the asset over and above the amounts of specific-purpose borrowings. The capitalization rate shall be the weighted average of the interest rates applicable to the general-purpose borrowings.

Borrowing costs include loan interests, amortization of premiums or discounts, auxiliary expenses and exchange differences arising on foreign currency borrowing. When expenditures for the asset and borrowing costs are being incurred, activities relating to the acquisition, construction or production of the asset that are necessary to prepare the asset for its intended use or sale have commenced, borrowing costs, which are directly attributable to the acquisition, construction or production of a qualifying asset, shall be capitalized. Capitalization of borrowing costs shall be discontinued when acquired and constructed production is available for use or sale. Other borrowing costs shall be recognized as costs for the current period.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.	Borrowing costs (continued)

(3)	(continued)

The amount of interest of specific borrowings occurred for the period shall be capitalized after deducting bank interest earned from depositing the unused borrowings or any investment income on the temporary investment. The capitalized amount of general borrowings shall to be determined at the basis that the weighted average (of the excess amounts of cumulative assets expenditures above the specific borrowings) times capitalization rate (of used general borrowings). The capitalization rate shall be determined according to the weighted average interest rates of general borrowings.

Assets eligible for capitalization represent fixed assets, investment property, inventories, etc, which shall take a long time (generally above one year) for acquisition, construction or production to be ready for the specific use or sale.

If an asset eligible for capitalization is interrupted abnormally and continuously more than 3 months during the purchase, construction or production, capitalization of borrowing costs shall be suspended until the above interrupted activities restart.

13.	Intangible assets

(1)	The pricing method of intangible assets: The intangible assets of the Group include mainly mining rights, unproved mining interests, expenditure for the exploration and evaluation, the land use rights, patents and techniques etc. For purchased intangible assets, actual paid cost and other relevant expenses are used as the actual cost. For intangible assets invested by investors, the actual cost is determined according to the values specified in the investment contract or agreement, while for the unfair agreed value in contract or agreement, the actual cost is determined at the fair value.

(2)	The land use rights are evenly amortized over the transferred term since the rights are obtained. The mining rights are amortized under straight line or units of production method. The patent and technology with limited life shall be amortized under composite life method. The patent and technology with unsure life shall not be amortized. The amortized amounts shall be included in the cost of related assets or profit or loss for the period in which they are incurred based on the beneficiary objects.

(3)	For an intangible asset with a finite useful life, the Company shall review the useful life and the amortization method applied at each financial year-end. A change in the useful life or amortization method used shall be accounted for as a change in an accounting estimate. For an intangible asset with an indefinite useful life, the Company shall reassess the useful life of the asset in each accounting period. If there is evidence indicating that the useful life of that intangible asset is finite, the Company shall estimate the useful life of that asset and apply the accounting requirements of the Standard accordingly.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

IV.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.	Exploration and evaluation expenditures

Exploration and evaluation activities include the search for mineral resources, identification of the technical feasibility and evaluation of the commercial feasibility of the distinguished resource. Exploration and evaluation expenditures includes the direct costs of the following activities: research and analysis of historical exploration data; data collection from the topography, geochemical and geophysical exploration and research; exploration drilling, trenching and sampling; identifying and reviewing the amount and level of resources; measuring transport and infrastructure requirements; and conducting market and financial research.

In the early stages of projects exploration, exploration and evaluation expenditures occurred is credited to profit or loss are incurred. When the project has the technical feasibility and commercial viability, the exploration and evaluation expenditure (including the costs incurred for purchase of exploration permit) are capitalised into exploration and evaluation assets by a single item.

Exploration and evaluation assets are listed as fixed assets, fixed assets under construction or intangible assets, and accrued depreciation or amortization within operating life when getting ready for their intended use. The related unrecoverable cost shall be immediately written off and credited as profit or loss when projects are abandoned.

15.	Long-term deferred expenses

The Group’s long-term deferred expenses means mining rights compensations, but which should be undertaken in more than 1 year of amortization period (not including 1 year) of the current and future periods, the expenses shall be amortized averagely in the benefit period. If the project of long-term deferred expenses can not make benefit in the future accounting periods, the unamortized value of the project will be transferred to the profits or losses for the period.

16.	Impairment of non-financial assets

The Company assesses at each balance sheet date whether there is any indication that the long-term equity investments measured by equity method, investment property, fixed assets, and construction in progress and intangible assets with finite useful life may be impaired. If there is objective evidence that one or more events that occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset which can be reliably estimated, a financial asset is impaired. Goodwill arising in a business combination and an intangible asset with an indefinite useful life shall be tested for impairment annually, irrespective of whether there is any indication that the asset may be impaired. For the purpose of impairment assessment, goodwill shall be considered together with the related asset groups or sets of asset group allocated with goodwill should be assessed for impairment at each financial year-end.

If the recoverable amount of the asset groups or set of asset groups is less than the book value, the difference will be recognized as impairment loss and once an impairment loss is recognized, it shall not be reversed in a subsequent period. The recoverable amount of an asset is the higher of its fair value cost of disposal and the present value of the future cash flows expected to be derived from the asset costs of disposal.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

IV. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.	Impairment of non-financial assets (continued)

The signs of impairment are as follows:

(1)	The current market price of an asset substantially declines, exceeding obviously the expected decline caused by time changes or normal application.

(2)	The current or future significant changes in the economic, technical or legal environment of the enterprise and in the market of an asset shall have adverse impacts on the enterprise.

(3)	The improved market rate or other return on investment in the period shall have an effect on the discount rate used by enterprise to calculate estimated cash flow present value, leading to substantial decline in recoverable amount of assets.

(4)	There is evidence to demonstrate that the assets have already gone absolute or its entity has already been damaged.

(5)	the assets have already been or will be left unused, or will stop using, or are under the plan to be disposed in advance.

(6)	the evidences of internal reports demonstrate that economic returns of assets have already been lower or will be lower than expectations, for example, net cash flow created by assets or operating profit (or loss) realized by assets are much lower (or higher) than expected amounts.

(7)	Other signs to indicate that assets value have already been impaired.

17.	Goodwill

Goodwill means equity investment cost or the differences between the merger costs and the shareholder’s equity book value of the combined party under the corporate merger not under the same control.

Goodwill related to subsidiaries shall be presented alone in consolidated financial statements, to joint ventures or associated companies shall be included in the book value of long-term equity investment.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

IV. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.	Employee benefits

In the accounting period in which an employee has rendered service to the company, the company shall recognize the employee benefits payable for that service as a liability, and recorded into related assets or current profit or loss in accordance with the objects that benefited from the service rendered by employees. Any compensation liability arising from the termination of employment relationship with employees should be charged to the profit or loss for the current period.

Mainly include salary, bonus, allowance and subsidy, employee welfare expenses, social insurance cost, public accumulation fund for housing construction, labour union expenditures, employee education funds and other expenses associated with service rendered by employees.

19.	Estimated liability

(1)	The recognition principles of the estimated liability: the Company recognizes it as a provision when an obligation related to an contingency such as reclamation, disposal and environment restoring caused by mining, external guarantee, pending litigation or arbitration, product quality warranty, downsizing scheme, loss contract, restructuring obligation and so on satisfy all of the following conditions:

1)	The obligation is a present obligation of the Company;

2)	It is probable that an outflow of economic benefits from the Company will be required to settle the obligation;

3)	The amount of the obligation can be measured reliably.

(2)	The measurement approaches of the estimated liability: the estimated liability is primarily measured according to the estimated optimal value paid to implement the relevant present obligations considering the factors such as the risks, uncertainties and currency time values related to the contingencies. If the currency time value has major effects, the estimated optimal value is determined after the discounting of the relevant future cash flow. If any change happens to the estimated optimal value during reviewing the carrying amount of the estimated liabilities on the balance sheet date, the adjustment will be made to the carrying amount to reflect the current estimated optimal value.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

IV. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

20.	Special reserves

(1)	Provision for production maintenance and production safety expenses

Pursuant to the rules and regulations jointly issued by Ministry of Finance, State Administration of Coal Mine Safety and related government authorities in PRC, the Company has to accrue for production maintenance expenses (Wei Jian Fei) at RMB6 per ton of raw coal mined, which is used to maintain production and technical improvement of coal mines. The Company also accrues for production safety expenses at RMB8 per ton raw coal mined (standards for the Company’s subsidiary Shanxi Heshun Tianchi Energy Company Limited is RMB15 per ton raw coal mined) and is used for purchase of coal production equipment and safety expense of coal mining structure.

In accordance with the regulations of “the Interim Measures of financial management of costs of safety in the high-risk industries and enterprises” (Caiqi [2006] No. 478) of the Ministry of Finance and the State Administration of Work Safety, as the subsidiaries of the Group, Hua Ju Energy has a commitment to incur Work Safety Cost at the rate of: 4% of the sales income for the year below RMB10 million; 2% of the actual sales income for the year between RMB10 million and RMB100 million (included); 0.5% of the actual sales income for the year between RMB100 million and RMB1 billion (included); 0.2% of the actual sales income for the year above RMB1 billion.

The above accrued amounts, which have been charged in cost and unused, shall be presented separately in special reserves of shareholder’s equity.

(2)	Shanxi coal mines switching to other business development fund

Pursuant to Shanxi Coal Mine Switching to Other Business Development Fund Provision and Use Management Methods (Pilot) (Jinzhengfa [2007] No.40), since May 1, 2008, the subsidiary Shanxi Heshun Tianchi Energy Co., Ltd. accrues RMB5 per ton ROM for Coal Mine Switching to Other Business Development Fund.

(3)	Shanxi environment management guarantee deposit

Pursuant to Notice of Provision and Use Management Method of Shanxi Coal Mine Environment Rehabilitation Management Guarantee Deposit (Pilot) (Jinzhengfa [2007] No.41) issued by Shanxi Provincial People’s Government, the subsidiary Shanxi Heshun Tianchi Energy Co., Ltd. Accrues RMB10 per ton ROM for the Environment Rehabilitation Management Guarantee Deposit since May 1st, 2008. The provision and use of the deposit will abide by the following principals of “owned enterprises, used only for special purpose, saved in special account and supervised by government”.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

IV. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

21.	Revenue recognition

The business revenues are generated mainly from sales of goods, rendering of services and alienating the right to use assets. The principles of revenue recognition are as follows :

(1)	Revenue from sales of goods:

Revenue is recognized when the Company has transferred to the buyer the main risks and rewards of ownership of the goods, neither retains continuing management usually associated with ownership nor effectively controls over the goods sold, and the amount of revenue can reliably measured, the associated economic benefits are likely to flow into the enterprise, and the related to costs incurred can be reliably measured.

(2)	Revenue from rendering of services:

When the provision of services is started and completed within the same accounting year, revenue is recognized at the time of completion of the services. When the provision of services is started and completed in different accounting years and the outcome of a transaction involving the rendering of services can be estimated reliably, revenue is recognized at the balance sheet date by the use of the percentage of completion method.

(3)	Revenue from alienating the right to use assets

The revenue is recognized when the Company has received the economic benefits associated with the transaction, and can reliably measure the relevant amount of revenue.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

IV. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

22.	Government grants

Government grants are the gratuitous monetary assets or non-monetary assets that the Group receives from the government, excluding capital injection by the government as an investor. Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of “capital reserve” are dealt with as capital contributions, and not regarded as government grants. Government grants in the form of monetary assets are recorded based on as the amount received or receivable, whereas non-monetary assets are measured at fair value. Government grants received in relation to assets are recorded as deferred income, and recognised evenly in the income statement over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses Government grants are recognized when there is reasonable assurance that the grants will be received and the Group is able to comply with the conditions attaching to them. Government grants in the form of monetary assets are recorded based on as the amount received, whereas quota subsidies are measured as the amount receivable. Government grants in the form of non-monetary assets are measured at fair value or nominal amount (RMB1) if the fair value can not be reliably obtained.

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in the income statement over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

23.	Leases

The lease engaged by the Company is the operating lease and is a lease that does not transfer substantially all the risks and rewards incident to ownership of an asset. Lease payments under operating leases are recorded into an expense in the income statement on a straight-line basis over the lease term.

The Company classifies the leases into finance lease and operating lease on the lease beginning date.

Finance lease is a lease that substantially transfers all the risks and rewards incident to ownership of an assets. On the lease beginning date, as the leaseholder, the Company recognizes the lower of fair value of lease assets and the present value of minimum lease payment as financial leased fixed assets; recognizes the minimum lease payment as long-term payable, and recognizes the difference between the above two as unverified financing costs.

Operating lease is the other lease except finance lease. As the leaseholder, the Company records lease payments into the related assets cost or the profit or loss for the period on a straight-line basis over the lease term and; records lease income into revenue in the income statement on a straight-line basis over the lease term.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

IV. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

24.	Deferred income tax assets and liabilities

The deferred income tax assets and liabilities are recognized based on the differences arising from the difference between the carrying amount of an asset or liability and its tax base (temporary differences). For any deductible loss or tax deduction that can be deducted the amount of the taxable income the next year according to the taxation regulations, the corresponding deferred income tax asset shall be determined considering the temporary difference. On the balance sheet date, the deferred income assets and deferred income tax liabilities shall be measured at the tax rate applicable to the period during which the assets are expected to be recovered or the liabilities are expected to be settled.

An enterprise shall recognize the deferred income tax liability arising from a deductible temporary difference to the extent of the amount of the taxable income which it is most likely to obtain and which can be deducted from the deductible temporary difference. For the recognized deferred income tax asset, if it is unlikely to obtain sufficient taxable income to offset against the benefit of the deferred income tax asset, the carrying amount of the deferred income tax assets shall be written down. Any such write-down should be subsequently reversed where it becomes probable that sufficient taxable income will be available.

25.	Accounting calculation of the income tax

The accounting calculation of the income tax adopts the balance sheet liabilities approach. The income taxes include the current and deferred income tax. The current income tax and deferred income tax expenses and earnings are recorded into the current profit and loss, except those related to the transactions and events are recorded directly into the shareholder’s equity and the deferred income tax is adjusted into the carrying amount of goodwill arising from the business combination.

The current income tax expense is the income tax payable, that is, the amount of the current transactions and events calculated according to the taxation regulations paid to the taxation authorities by the enterprises. The deferred income tax is the difference between the due amounts of the deferred income tax assets and liabilities to be recognized according to the balance sheet liabilities approach in the period end and the amount recognized originally.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

IV. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

26.	Segment reporting

Reportable segments are identified based on operating segments which are determined based on the structure of the Group’s internal organization, management requirements and internal reporting system. An operating segment is a component of the Group that meets the following respective conditions:

(1)	Engage in business activities from which it may earn revenues and incur expenses;

(2)	Whose operating results are regularly reviewed by the Group’s management to make decisions about resource to be allocated to the segment and assess its performance; and

(3)	For which financial information regarding financial position, results of operations and cash flows are available.

27.	Cash flow hedges

The Group's overseas subsidiaries use derivative financial instruments such as forward foreign exchange contracts, coal swap contracts, interest rate swaps contracts to hedge cash flow for foreign exchange risks, fluctuations in coal prices and interest rate risk.

The relationship between hedging instrument and hedged item is recorded by the Group on hedging transaction date, including the target of risk management and various hedging transaction strategies. The Group will regularly assess whether the derivatives can continuously and effectively hedge cash flows of the hedged item during the period of hedging transactions.

Net amounts receivable or payable of hedging transactions is recorded into the balance sheet as assets or liabilities from hedging transaction date. The unrealized gain or loss shall be recorded into hedging reserve under equity. The change of fair values of forward foreign currency contract, coal swap contract or interest swap contract shall be recognized through hedging reserve until the expected transactions occur. Accumulated balance in equity shall be included in the income statement or be recognized as part of the cost in relation of its assets.

When a hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting, the hedge accounting shall not be applicable. Accumulated gain or loss of hedging instruments is recorded in the equity and recognized when transaction happens. Accumulated gain or loss, which is recorded in shareholder’s equity, shall be transferred in the profit or loss for the period if transaction is not expected to make.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

IV. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	Business combinations

A business combination is a transaction or event that brings together of separate enterprises into one reporting entity. The Company recognizes the assets and liabilities arising from the business combinations at the combinations date or acquisition date. Combinations date or acquisition date is the date on which the absorbing party effectively obtains control of the party being absorbed.

(1)	Business combinations involving enterprises under common control: Assets and liabilities that are obtained by the absorbing party in a business combination are measured at their carrying amounts at the combination date as recorded by the party being absorbed. The difference between the carrying amount of the net assets obtained and the carrying amount of the consideration paid for the combination is adjustment to capital reserve. If the capital reserve is not sufficient to absorb the difference, any excess shall be adjusted against retained earnings.

(2)	Business combinations not Involving enterprises under common control: The cost of combination for a business combination not involving enterprises under common control is the aggregate of the fair values, at the acquisition date, of the assets given, liabilities incurred or assumed, and equity securities issued by the acquirer. Where the cost of a business combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities acquired, the difference shall be recognized as goodwill. Where the cost of combination is less than the acquiree’s interest in the fair value of the acquiree’s identified assets, liabilities and contingent liabilities acquired, after the reviewing, the acquirer shall recognize the remaining difference immediately in profit or loss for the current period.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

IV. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.	Preparation methods for consolidated financial statements

(1)	The consolidated scope recognition principles: the Company takes the subsidiaries owning the actual controlling power and the main bodies for the special purpose into the scope of the consolidated financial statements.

(2)	The accounting methods introduced in the consolidated financial statements: The consolidated financial statements are prepared pursuant to Enterprises accounting criteria No.33 – consolidated financial statements and relevant provisions. All major inter-segment transactions, balances, income and expenses in the consolidation scope are eliminated in full on consolidation. Unrealized loss from inter-segment transactions shall, if there is evidence that the loss is part of the related impairment, be recognized in full. Shareholder’s equity in the net assets of consolidated subsidiaries is identified separately from the Group’s equity therein.

If the losses to the minority shareholders exceed their shares in the subsidiary’s equity, in addition to the part that minority shareholders have an obligation to bear according to the articles of association or agreement and the minority shareholders have the ability to bear, the remaining part shall offset the shareholders’ equity of the parent company. If the subsidiary subsequently reports profits, all profits are attributable to shareholders equity of the parent company before compensating the losses to the minority shareholders which were borne by the shareholders’ equity of the parent company.

If any conflicts between the accounting policies or the accounting period introduced in the subsidiaries and those of the Company, the necessary adjustment shall be made to the financial statements of the subsidiaries according to the accounting policies or the accounting period in the Company during the preparation of the consolidated financial statements.

For those subsidiaries acquired not under common control, some few financial statements are adjusted based on the fair values of the identifiable net assets after the acquisition date in preparing consolidated financial statements. For those subsidiaries acquired under common control, which are considered to be existed at the opening of the consolidation period, the assets, liabilities, the operating results and cash flows from the opening of the consolidation period are presented in the consolidated financial statement according to the original carrying amounts.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

IV. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

30.	Common control operation

There is common control operation in overseas subsidiaries of the Company. Common control operation means that a company uses its assets or other economic resources with other cooperative parties to jointly do coal exploration, development, operation, or other economic activities, and jointly control these economic activities in accordance with contracts or agreements.

The overseas subsidiaries are entitled to the profits created by joint controlled assets as per the shares controlled by them, and they shall recognize revenue and costs in relation to common control operation in light of contracts or agreements.

31.	Significant accounting policies and accounting estimates

When use the above mentioned accounting policies and accounting estimate, because of the uncertainty of operation, the Group needs to apply the judgments, estimates and assumptions to book value of inaccurate measured items, which was made on the basis of experiences of the management and consideration of other related factors. However, the actual conditions are possibly different from the estimates.

The Group makes regulatory check on above mentioned judgments, estimates and assumptions. The Company confirms the influences of the accounting modifications in the current and future of the modification time, dependently.

On balance sheet date, the key assumptions and the uncertainties leading to the possible major adjustments for the carrying amounts of the assets, liabilities in the future are as follows:

Depreciation of mining structures

The mining structures are depreciated using the estimated production volume method. The production is the production estimated according to the design of the coal well constructions. The authorities estimate the remaining years usable of the assets depreciated and the production of the coal wells.

Mining rights are amortized on a straight line basis over the shorter of the contractual period and their useful lives. The useful lives are estimated based on the total proven and probable reserves of coal mine. The management exercises subjective judgments involved in developing information about the total proven and probable reserves of coal mine. Proved and probable coal reserve estimates are updated at regular basis and have taken into account of recent production and technical information about each mine.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

IV. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

31.	Significant accounting policies and accounting estimates (continued)

Depreciation of mining structures (continued)

(1)	Depreciation and amortization

Fixed assets and intangible assets are depreciated and amortized on the straight-line or production basis over their useful lives. The Group shall regularly review the useful lives and economically recoverable coal reserves to determine the total amount of depreciation and amortization which will be included in each period. Useful lives are calculated on the basis of the experience from similar assets and expected change of technology. Economically recoverable coal reserves are calculated by the economically recoverable coal resources based on actual measurement. If the past estimates change significantly, the depreciation and amortization shall be adjusted during future periods.

Estimates of coal reserves are involved in subjective judgment, because the estimating technology is inaccurate, so the coal reserves are only approximate value. The recent production and technology documents shall be considered for the estimates of economically recoverable coal reserves which will be updated regularly, the inherent inaccuracy of technical estimating exists.

(2)	Land subsidence, restoration, rehabilitation and environmental obligations

The Company needs to relocate the villages on the surface due to the underground coal mining, and bear the cost of relocation of villages, ground crops (or attachments) compensation, land rehabilitation, restructuring and environmental management and other obligations. The performance of obligation is likely to lead to outflow of resources, when the amount of the obligation can be measured reliably, it is recognized as an environmental reclamation obligations. Depending on the relevance with the future production activities and the reliability of the estimated determination, the flow and non-flow reclamation provision should be recognized as the profit and loss for the period or credited to the relevant assets.

After taking into account existing laws and regulations and according to the past experience and the best estimate of future expenditures, management determines Land subsidence, restoration, rehabilitation and environmental obligations. If the time value of money is material, the expected future cash outflows will be discounted to its net present value. Following the current coal mining activities and under the condition that the future impact on land and the environment has become evident, Land subsidence, restoration, rehabilitation and environmental costs may be amended from time to time. Discount rate used by the Group may change due to assessment on the time value of money market and debt specific risks, when the estimate of the expected costs changed, it will be adjusted accordingly by the appropriate discount rate.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

IV. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS (continued)

31.	Significant accounting policies and accounting estimates (continued)

Depreciation of mining structures (continued)

(3)	Impairment of non-financial assets

As described in note 4 (16), at the date of the balance sheet the Group assesses impairment of non-financial assets to determine whether the recoverable amount of assets fell less than its carrying value. If the carrying value of the asset exceeds its recoverable amount, the difference is recognized as impairment loss.

The recoverable amount is the higher between the net amounts of fair value of the assets (or assets group) less disposal costs and the estimated present value of future cash flow of the assets (or assets group). As the Group can not reliably access the open market price of the assets (or asset group), it is not reliable and accurate to estimate the fair value of assets. When estimating the present value of future cash flows, the company needs to make significant judgments on the future useful life, the product yield, price, the related operating costs of the assets (or assets group) and the discount rate used for calculating the present value. When estimating the recoverable amount, the Group will use all possibly available information, including the product yield, price from the reasonable and supportable assumption and the forecast related to operating costs.

(4)	Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. Expectation has been determined based on past performance and management’s expectations for the market development.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

V. CHANGE OF ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

1.	Change of accounting polices

Pursuant to Accounting Standards for Business Enterprises Explanatory Guidance 2009 and “Notice of the Ministry of Finance on Printing and Issuing” Interpretation No. 3 of Accounting Standards for Business Enterprises”(Caikuai [2009] No. 8), the Company has to accrue for production maintenance expenses (Wei Jian Fei), Work Safety Expense and Special Reform Fund, which were previously presented in surplus reserves or special reserves in undistributed profit, now are presented in costs or liabilities. Fixed assets bought with Work Safety Expense, which was previously recorded in cost with general depreciation method, now is presented in related assets and transferred in accumulated depreciation in full amount.

As discussed at the ninth meeting of the forth session of board of directors of the Company, the change of accounting policies adopt retroactive method. Under the new accounting polices, the accumulated influence on net profit attributable to parent company at the beginning of 2008 was RMB205.07 million including the decrease of undistributed profit of RMB184.86 million and the decrease of surplus reserves of RMB1,016.16 million and the increase of special reserves of RMB995.95 million. The change of the accounting policy also influences the 2008 annual report by decreasing undistributed profit of RMB190.95 million, decreasing surplus reserves of RMB1,203.03 million, increasing special reserves of RMB1,164.28 million and decreasing net profit attributable to equity holders of the Company of RMB192.96 million.

2.	Changes in accounting estimate

The change in accounting estimate was mainly due to (1) the raising of national safety standards such that certain production equipment would be phased out for production; and (2) the low or nil gain arising from disposal of underground assets and certain buildings. The adjustment to the net scrap value rate of fixed assets complied with the prudent principle of accounting policies and reflected the position of the Company with more accuracy. At the ninth meeting of the fourth session of Board, the Board has approved to change the net scrap value rate of the above fixed assets from 3% to 0% effective from 1 April, 2009.The change in accounting estimates during the reporting period resulted in a decrease of profit of RMB107.46 million.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VI. TAXES

1.	The major tax categories and tax rate applicable to the Group and domestic subsidiaries are as follows:

(1).	Income tax

Income tax is calculated at 25% of the total assessable income of the companies of the Group that registered in PRC.

(2).	Value added tax

The value added tax is applicable to the product sales income of the Company and domestic subsidiaries. The value added tax is paid at 17% of the corresponding revenue on coal and other commodities sales, except for the value added tax on revenue from heating supply is calculated at 13%. The value added tax payable on purchase of raw materials and so on can off sets the tax payable on sales at the tax rate of 17%, 13%, 7%, 3%. The value added tax payable is the balance between current tax payable on purchase and current tax payable on sales.

Pursuant to State Council Regulation No.538 “PRC Value Added Tax Temporary Statute” (Revised), value added tax paid for the purchase of machinery and equipments can offset the tax payable on sales from January 1, 2009.

Pursuant to the Document (Caishui [2006] No.139) which was jointly issued by the Ministry of Finance and the State Administration of Taxation, the coal product export refund tax preferential was cancelled and the value added tax export refund rate was 0%.

According to the approval of “Ji Guo Shui Liu Pi Zi (2009) Document No.1 of State Administration of Taxation in Jining City”, as the subsidiary of the Company, Hua Ju Energy adopts the taxation policy of levy and refund 50% on VAT of electricity power and heating.

(3).	Business tax

Business tax is applicable to coal transportation service income of the Group and domestic subsidiaries. Business tax is paid at the 5% of the corresponding revenue, except the business tax on revenue from coal transportation service is calculated at 3%.

(4).	City construction tax & education fee

Subject to all taxes applicable to domestic enterprise according to the “Reply Letter to Yanzhou Coal Mining Co., Ltd.” issued by State Administration of Taxation (Guoshuihan [2001] No.673), city construction tax and education fee are still calculated and paid at 7% and 3%, respectively, on the total amount of VAT payable and business tax payable.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VI. TAXES (continued)

(5).	Resource tax

Pursuant to the “Notice of the adjustment of resource tax amount of Shandong province” (Caishui [2005] No.86), which was jointly issued by the Ministry of Finance and the State Administration of Taxation, resource tax in Shandong province is calculated and paid at the amount of RMB3.60 per tonne. Meanwhile, pursuant to the “Notice of the adjustment of resource tax amount of Shanxi province” (Caishui [2004] No.187), which was jointly issued by the Ministry of Finance and the State Administration of Taxation, resource tax of Shanxi province is calculated and paid at the amount of RMB3.20 per tonne of raw coal.

Resource taxes of the Group and domestic subsidiaries thereof are paid as the total of sold raw coal tonnes plus received raw coal multiplying applicable tax rate.

(6).	Real estate tax

The tax calculation is based on the 70% of original value of real estate of the Group and domestic subsidiaries thereof with the applicable tax rate of 1.2%.

2.	Main taxes and rates applicable to the company and subsidiaries thereof as following:

Taxes	Taxation basis	Rate
Income tax (note)	Taxable income	30%
Goods and services tax	Taxable added value	10%
Fringe benefits tax	Salary and wages	4.75%-6%
Resource tax	Sales revenue of coal	7%-8.2%

Note:	Income tax for overseas subsidiaries of the Company is calculated at 30% of the total income. Yancoal Australia Pty Limited (as referred to “Yancoal Australia Pty)and its 100% owned Australian subsidiaries are a taxation consolidated group pursuant to the rules of taxation consolidation in Australia. Yancoal Australia Pty is responsible for recognizing the current taxation assets and liabilities for the taxation consolidated group (including deductible loss and deferred taxation assets of subsidiaries in the taxation consolidated group). Each entity in the tax consolidated group recognizes its own deferred tax assets and liabilities.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VII. BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS

i.	Subsidiaries

	Name of subsidiaries	Place of registration	Registered capital	Business scope	Investment capital	Equity held by the company	Voting right held by the company

I.	Subsidiaries established by investment

	Qingdao Free Trade Zone Zhongyan Trade Co., Ltd	Qingdao, Shandong	RMB2,100,000	Trade and storage in free trade zone	RMB2,710,000	52.38%	52.38%

	Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	Yulin, Shaanxi	RMB1,400,000,000	Production and sales of methanol and acetic acid	RMB1,400,000,000	100.00%	100.00%

	Yancoal Australia Pty Limited	Australia	AUD64,000,000	investment and shareholding	RMB403,280,000	100.00%	100.00%

	Austar Coal Mine Pty Limited.	Australia	AUD64,000,000	Coal mining and sales	RMB403,280,000	100.00%	100.00%

	Yanmei Heze Neng Hua Co., Ltd	Heze, Shandong	RMB1,500,000,000	Coal mining and sales	RMB1,424,340,000	96.67%	96.67%

	Yanzhou Coal Mining Ordos Neng Hua Co., Ltd	Neimenggu	RMB500,000,000	Production and sales of methanol (600,000 tons)	RMB500,000,000	100.00%	100.00%

II.	Subsidiaries acquired under common control

	Yankuang Shanxi Neng Hua Co., Ltd	Jinzhong, Shanxi	RMB600,000,000	Thermoelectricity investment, coal technology service	RMB508,210,000	100.00%	100.00%

	Shanxi Heshun Tianchi Energy Co., Ltd	Jinzhong, Shanxi	RMB90,000,000	intensive process of coal product	RMB73,180,000	81.31%	81.31%

	Shanxi Tianhao Chemicals Co., Ltd	Xiaoyi, Shanxi	RMB150,000,000	Production and sales of methanol and coals	RMB149,770,000	99.85%	99.85%

	Shandong Huaju Energy Co., Ltd	Zoucheng, Shandong	RMB288,590,000	Production and sales of thermal power and comprehensive utilization of waste heat	RMB766,250,000	95.14%	95.14%

III.	Subsidiaries acquired not under common control

	Shandong Yanmei Shipping Co., Ltd.	Jining, Shandong	RMB5,500,000	Freight transportation and coal sales	RMB10,570,000	92.00%	92.00%

	Felix Resources Ltd	Australia	AUD446,410,000	exploring and extracting coal resources	AUD3,354,180,000	100.00%	100.00%

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VII. BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (continued)

1.	Qingdao Free Trade Zone Zhongyan Trade Co., Ltd

Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. (as referred to “Zhongyan Trade”), established in the end of 1997 with the registration capital of RMB2, 100,000, was financed RMB700, 000 respectively by the Zhongyan Trade, Qingdao Free Trade Huamei Industrial Trade Company (as referred to “Huamei Industrial Trade”), China Coal Mine Equipment & Mineral Imports and Exports Corporation (hereinafter referred to as “Zhongmei Company”). In the year 2000, Huamei Industrial Trade withdrew his investment and Zhongyan Trade and Zhongmei Company hold respectively 52.38% and 47.62% of the total fund after purchasing the investment of Huamei Industrial Trade. The corporation business licence code is 370220018000118, and the legal representative is Mr. Fan Qingqi. The company is mainly engaged in the international trade in free trade zone of Qingdao, product machining, commodity exhibition and storage, and so on.

2.	Yanzhou Coal Mining Yulin Neng Hua Co., Ltd

Yanzhou Coal Mining Yulin Neng Hua Co., Ltd (as referred to “Yulin Neng Hua”) was financed and established by Yulin Neng Hua, Shandong Chuangye Investment Development Co. Ltd, China Hualu Engineering Co., Ltd in Feb. 2004. Yulin Neng Hua occupied 97% of the total capital of RMB800 million. In April 2008, Yulin Neng Hua held 100% of equity after assignment of equity from Shandong Chuangye Investment Development Co., Ltd, China Hualu Engineering Co., Ltd. In May 2008, the Company injected RMB600 million into Yulin Neng Hua and the registered capital of Yulin Neng Hua reached RMB1.4 billion. The corporation business license code is 612700100003307, and the legal representative is Mr. Wang Xin. The company is mainly engaged in the methanol production with the capacity of 600 thousand tons per year, acetic acid production with the capacity of 200 thousand tons per year and its compatible coal mine, and the power plant and so on.

3.	Yancoal Australia Pty Limited

Yancoal Australia Pty Limited (as referred to “Yancoal Australia Pty”), a wholly owned subsidiary of the Company, was established in Nov. 2004 with the actual registration capital of AUD 64 million. The corporation business licence code is 111859119 and it mainly takes responsibility of the activities such as operations, budget, investment and finance of the company in Australia.

4.	Austar Coal Mine Pty Limited

Austar Coal Mine Pty Limited (as referred to “Austar Company”), a wholly owned subsidiary of Yancoal Australia Pty, was established in Dec. 2004 with the actual registration capital of AUD 64 million. The corporation business licence code is 111910822, and it is mainly engaged in the coal production, process, washing and sales and so on in Southland Coal Mine in Australia.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VII. BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (continued)

5.	Yanmei Heze Neng Hua Co., Ltd

Yanmei Heze Neng Hua Co., Ltd (as referred to “Heze Neng Hua”) was established and financed jointly by the Company, Coal Industry Jinan Design & Research Co., Ltd (as referred to “design institute”) and Shandong Provincial Bureau for Coal Geology in Oct. 2002 with the registration capital of RMB600 million, of which, the Company held 95.67%. In July, 2007, Heze Neng Hua increased the registration capital to RMB1.5 billion, in which, this company held 96.67%. The corporation business license code is 370000018086629, and the legal representative is Mr. Wang Xin. The company is mainly engaged in the preparation work and the coal sales in Juye Coal field.

6.	Yanzhou Coal Mining Ordos Energy and Chemical Co., Ltd

Yanzhou Coal Mining Ordos Energy and Chemical Co., Ltd (as referred to Ordos) is the subsidiary newly incorporated in the consolidation at current period. Ordos is a wholly owned subsidiary of the Company which was established on December 18, 2009 with registration capital of RMB500 million. The corporation business license code is 152700000024075(1-1), and the legal representative is Mr. Wang Xin. The company is mainly engaged in production and sales of 600,000tons methanol. The project is under construction.

7.	Yanzhou Coal Mining Shanxi Neng Hua Co., Ltd

The former of Yanzhou Coal Mining Shanxi Neng Hua Co., Ltd (as referred to “Shanxi Neng Hua”) was Yankuang Jinzhong Neng Hua Co., Ltd established jointly by Yankuang Group, Yankuang Lunan Fertilizer Plant in 2002. In Nov. 2006, Yankuang Group and Yankuang Lunan Fertilizer Plant transferred the equities of Shanxi Neng Hua to this company and thus this company held 100% in the total registration capital of RMB600 million. The corporation business license code is 140700100002399, and the legal representative is Mr. Qu Tianzhi. The company is mainly engaged in thermoelectricity investment, mining machinery and equipment and electronic products sales and the comprehensive development in coal technology service, and so on.

8.	Shanxi Heshun Tianchi Energy Co., Ltd

The former of Shanxi Heshun Tianchi Energy Co., Ltd (as referred to “Heshun Tianchi”) was Guyao Coal Mine found in Heshun County in 1956. In July 2003, Heshun Tianchi was financed and established jointly by Shanxi Neng Hua, Heshun County State-Owned Assets Managing Co., Ltd and Jinzhong City State-Owned Assets Managing Co., Ltd with the registration capital of RMB90 million, of which, Shanxi Neng Hua held equity of 81.31%. Tianchi Coal Field in Heshun has an area of 17.91 km2, the design capacity of 1.20 million tons per year. The Coal Mine was put into operation in Nov. 2006. The corporation business license code is 40000105861137, and the legal representative is Mr. Ren Yi. The company is mainly engaged in raw coal exploitation, extensive coal process and other mining products production and sales and so on.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VII. BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (continued)

9.	Shanxi Tianhao Chemicals Co., Ltd

Shanxi Tianhao Chemicals Co., Ltd (as referred to “Tianhao Chemicals”) was established jointly by six shareholders of Xiaoyi City Township Enterprise Supplying & Marketing Company, Shanxi Jinhui Coke Chemical Co., Ltd, Xiaoyi City Jinda Coke Co., Ltd and 3 local natural persons in Jan. 2002 with the registration capital of RMB10.01 million. In Feb. 2004, Shanxi Neng Hua increased investment to Tianhao Chemical by RMB60 million, holding 60% equity. In Oct. 2005, the registration capital was raised to RMB150 million but the equity held by Shanxi Neng Hua was raised to 99.85% because of the withdrawal of other shareholders. The corporation business license code is 140000100095998, and the legal representative is Mr. Yin Mingde. The company is mainly engaged in methanol, coke production, development and sales, and inland transportation service.

10.	Shandong Hua Ju Energy Co., Ltd

Shandong Hua Ju Energy Co., Ltd. (Hua Ju Energy) became a new subsidiary of the Company in this reporting period. Hua Ju Energy, approved by Shandong Economic System Reform Office in 2002, was established by five share holders, i.e. Yankuang Group, Shandong Zhuangye Investment Development Company, Shandong Honghe Mining Group Co., Limited and Shandong Jining Luneng Shengdi Electricity Group. Yankuang Group transferred its operational net assets RMB235.94 million, including Nantun Power Plant, Xinglongzhuang Power Plant, Baodian Power Plant, Dongtan Power Plant, Xincun Power Plant, Jier Power Plant and Electricity Company, into 174.98 million shares, i.e. 65.80% of the total shares number in Hua Ju Energy. The other share holders invested currency following the above ration, and the general capital was 250 million shares. In 2005, Shandong Jining Luneng Shengdi Electricity Group transferred its equity interest in Hua Ju Energy to Jining Shengdi Investment Management Co., Ltd. In 2008, Yankuang Group increased 38.59 million shares in Hua Ju Energy with assessed value of land use right of 12 pieces of land. After the increase of capital, the total capital was 288.59 shares, and Yankuang Group held 74% of the total equity interest. In 2009, Yankuang Group transferred all its equity interest in Hua Ju Energy to the Company, and the other share holders’ capital did not change. The Business License for Legal Person registered No. of Hua Ju Energy, mainly engaged in thermal power generation by coal slurry and gangue, sales of electricity on the grid and comprehensive use of waste heat, is 370000018085042; legal person representative is Zhao Zengyu.

11.	Shandong Yanmei Shipping Co., Ltd.

The former of Shandong Yanmei Shipping Co., Ltd. (as referred to “Yanmei Shipping”) was Zoucheng Nanmei Shipping Co., Ltd established in May 1994 with the registered capital of RMB5.5 Million. The company name was changed into after “Yanmei Shipping” spent RMB105.7 million purchasing 92% of the registered capital in 2003, and Shandong Chuangye Investment and Development Co., Ltd. attained the other 8%. The corporation business license code is 370811018006234, and the legal representative is Mr. Wang Xinkun. The company is mainly engaged in provincial cargo transportation along the middle and down streams, branches of Yangtze River.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VII. BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (continued)

12.	Felix Resources Limited

Felix Resources Limited (“Felix”), at January 1970 in Brisbane, Queensland, Australia, a limited liability company incorporated company mainly engaged in businesses such as coal mining and exploration, company registration number 000 754 174. This company was listed on the transaction in August 1970 in the Australian Stock Exchange (the “ASX”).

On 13 August 2009, the Company entered into a binding scheme implementation agreement with Felix. Yanzhou Coal’s wholly-owned subsidiary, Austar Coal Mine Pty Limited, would acquire 196.46 million shares of 100% equity interest in Felix at a total scheme consideration of approximately AUD3,332.79 million with AUD16.95 per share. The agreement was examined and approved by general meeting of shareholders of the Company on October 30, 2009; the acquisition was examined and approved by general meeting of shareholders of Felix on December 8, 2009.

The acquisition has been approved by the following authorities in China: On October 23, 2009, the State-owned Assets Supervision and Administration Commission of Shandong Province issued “approve letter of the issue on the investment acquisition of shares in Australia Felix Resources Ltd. d” (Lu Guozi Pifu Han [2009] No. 109); On 3 December 2009, the National Development and Reform Commission of the PRC issued the “Approval letter of the National Development and Reform Commission in regard to the acquisition of 100% of the issued share capital in Felix Resources Limited by Yanzhou Coal Mining Company Limited” (Fagaiwaizi No. [2009] 3034); on 8 December 2009, China Securities Regulatory Commission (“CSRC”) issued the “Approval letter in regard to the Material Assets Restructuring Proposal of Yanzhou Coal Mining Company Limited” (Zhengjian Xu Ke [2009] 1324).

Meanwhile, the acquisition has been approved by the following authorities in Australia: On September 28, 2009, with regard to the arrangement program, the Federal Court of Australia held the first court hearing and approved Felix to hold a shareholder meeting for distributing the arrangement program manual to its shareholders; On 23 October 2009, Yanzhou Coal obtained the conditional approval from the Assistant Treasurer of Australia in relation to its acquisition of 100% of the issued share capital in Felix Resources Limited; On December 10, 2009, with regard to the arrangement program, the Federal Court of Australia held the second court hearing and approved the resolutions of the shareholder meeting of Felix, the arrangement program came into force officially.

Ended December 23, 2009, the consideration of the acquisition has been paid in full to the original shareholders of Felix, all of the shares of the company has been transfer to Australian subsidiary of the Company under the name of Austar; the Group appointed the company's entire board members.

By now, all legal procedures in relation to the acquisition are completed, Austar Company is the registered holder of 196.646 million shares representing 100% of the issued share of Felix. ASX issued an announcement on 29 December 2009 and declared that Felix would be delisted from ASX after the close of its business hours on 30 December 2009.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VII. BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (continued)

12.	Felix Resources Limited (continued)

(1)	As of the reporting period, subsidiaries owned by Felix are as follows:

Subsidiaries	Registered address	Registered capital (AUD)	Business scope	Shares proportion (%)

White Mining Limited	Australia	3,300,200	Holding company	100
Yarrabee Coal Company Pty Ltd	Australia	92,080	Coal mining and sales	100
Auriada Limited	Northern Ireland	5	No business, to be liquidated	100
Ballymoney Power Limited	Northern Ireland	5	No business, to be liquidated	100
Balhoil Nominees Pty Ltd	Australia	7,270	No business, to be liquidated	100
SASE Pty Ltd	Australia	9,650,564	No business, to be liquidated	90
Athena Coal Pty Ltd	Australia	2	Coal exploration	100
Minerva Mining Pty Ltd	Australia	2	Coal business management	100
Felix Coal Sales Pty Ltd	Australia	1	Coal sales	100
Proserpina Coal Pty Ltd	Australia	1	Coal mining and sales	100
Minerva Coal Pty Ltd	Australia	1,000	jointly operating entity	51
White Mining Services Pty Limited	Australia	2	No business, to be liquidated	100
Tonford Pty Ltd	Australia	2	Coal exploration	100
Moolarben Coal Operations Pty Ltd	Australia	2	Coal business management	100
Moolarben Coal Mines Pty Limited	Australia	1	Coal business development	100
Ashton Coal Operations Pty Limited	Australia	5	Coal business management	100
White Mining (NSW) Pty Limited	Australia	10	Coal mining and sales	100
UCC Energy Pty Limited	Australia	2	Ultra Clean Coal Technology	100
Agrarian Finance Pty Ltd	Australia	2	No business, to be liquidated	100
Advanced Clean Coal Technology Pty Limited	Australia	2	No business, to be liquidated	100
White Mining Research Pty Limited	Australia	2	No business, to be liquidated	100
Felix NSW Pty Limited	Australia	2	Port investment	100
Moolarben Coal Sales Pty Ltd	Australia	2	Coal sales	100

(2)	Although Felix holds more than 50% stake in the joint venture, it is not included in the merger:

Subsidiary of Felix, White Mining Limited, holds 60% shares of Australian Coal Processing Holding Pty Ltd. Pursuant to the shareholders agreement of this company, all significant finance and operating decisions shall be approved by all shareholders. So the Group has 33.33% voting shares in Australian Coal Processing Holding Pty Ltd, which is not included in the consolidation because of no control over it.

Subsidiary of Felix, White Mining Limited, holds 60% shares of Ashton Coal Mines Limited. Pursuant to the shareholders agreement of this company, all significant finance and operating decisions shall be approved by all shareholders. So the Group has 33.33% voting shares in Ashton, which is not included in the consolidation because of no control over it.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VII. BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

i.	Subsidiaries (continued)

12.	Felix Resources Limited (continued)

(3)	Jointly controlled entities of Felix

Entities	Address	Main business	Interests proportion (%)

Boonal Joint Venture	Australia	Coal transportation and equipments	50
Minerva Joint Venture	Australia	Coal mine development and operation	51
Athena Joint Venture	Australia	Coal exploration	51
Ashton Joint Venture	Australia	Coal mine development and operation	50
Moolarben Joint Venture	Australia	Coal mine development and operation	80

ii.	Companies newly included in the consolidation

Companies	Reason for consolidation	Shares proportion (%)	Net assets at the end of current period		Net profits at the end of current period

Shandong Hua Ju Energy Co., Ltd	Acquisition of shares	95.14		662,770,000	139,090,000
Yanzhou Coal Mining Ordos Neng Hua Co., Ltd	The new subsidiary	100.00		499,000,000	-1,000,000
Felix and its subsidiaries	Acquisition of shares	100.00	AUD	3,229,080,000

As described in the following iii,2, net profit for the year Felix is not included in consolidated financial statements of the Group.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VII. BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

iii	Combination in current period

1.	Subsidiaries acquired under common control

Items	Name of subsidiaries	Place of Registration	Registered capital	Investment capital	Equity held by the Company	Business scope

1	Hua Ju Energy	Zoucheng	288,590,000	766,250,000	95.14%	Production and sales of electricity power

(1)	As described in note 7 (I).(10), the Company acquired the equity interest in Hua Ju Energy held by Yankuang Group in the reporting period. Because Yankuang Group is also the controlling shareholder of the Company, so this acquisition was considered as combination under common control.

(2)	Hua Ju Energy is one of subsidiaries acquired through the acquisition under common control. The Consideration for the Acquisition has been paid and the procedures for the transfer of the equity interest have been completed in early 2009. The Company took 1 January, 2009 as the acquisition date, on which the owner’s equity of the invested enterprise was enjoyed as the initial investment cost; the price difference between initial investment costs and consideration of acquisition was adjusted and reduced in capital reserves.

(3)	Basic financial information of Hua Ju Energy for the year of 2008 and at 1 January, 2009

Items	1 January, 2009

Total assets	977,179,906
Total liabilities	400,806,598
Net assets	576,373,308
FY2008
Operating revenue	663,537,661
Net profit	48,390,216
Net cash flow generated from operating activities	214,695,544
Net cash flow	-10,988,121

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VII. BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

iii	Combination in current period (continued)

2.	Subsidiaries acquired in business combination under un-common control

Name of subsidiaries	Place of Registration	Registered capital (million)	Investment capital (million)	Shares proportion (%)	Business scope

Felix	Australia	446.41	3,354.18	100	Coal mining and exploration

(1)	The acquisition information related to Felix is described the note “VII (I) 12”. The acquisition date of Felix by the Group was December 23, 2009. From December 23, 2009 to December 31, 2009, because financial data of Felix did not change significantly, financial information of acquisitions on December 31, 2009 shall prevail.

(2)	The identifiable assets and liabilities of Felix at the acquisition date:

	December 23, 2009
Items	Carrying amounts (AUD)	Carrying amounts (RMB)	The identifiable fair value (AUD)	The identifiable fair value (RMB)
Cash at bank and on hand	157,336,196	964,376,480	157,336,196	964,376,480
Accounts receivable	47,640,410	292,007,129	47,640,410	292,007,129
Prepayments	3,348,617	20,525,013	3,348,617	20,525,013
Interests receivable	548,319	3,360,866	548,319	3,360,866
Other receivables	23,298,048	142,803,055	23,298,048	142,803,055
Inventories	49,995,582	306,442,920	43,575,885	267,094,030
Other current assets	61,768,577	378,604,316	61,768,577	378,604,316
Available-for-sale financial assets	141	864	141	864
Long-term investments	204,997	1,256,509	204,997	1,256,509
Net value of fixed assets	311,125,358	1,907,011,769	428,813,606	2,628,370,117
Construction in progress	153,073,574	938,249,164	153,073,574	938,249,164
Intangible assets	213,589,767	1,309,177,118	2,908,655,158	17,828,310,925
Deferred tax assets	19,566,467	119,930,703	15,864,674	97,240,933
Accounts payable	63,779,035	390,927,217	63,779,035	390,927,217
Salaries and wages payable	12,033,009	73,755,125	12,033,009	73,755,125
Taxes payable	-15,432,156	-94,589,857	-15,432,156	-94,589,857
Interest payable	779,356	4,776,985	779,356	4,776,985
Other payables	101,527,328	622,301,604	101,527,328	622,301,604
liabilities due within one year	258,327,189	1,583,390,672	258,327,189	1,583,390,672
Other current liabilities	4,622,446	28,332,821	4,622,446	28,332,821
Long-term payable	1,997,612	12,244,163	1,997,612	12,244,163
Accrued liabilities	7,293,053	44,702,039	7,293,053	44,702,039
Other long-term liabilities	1,656,939	10,156,042	1,656,939	10,156,042
Deferred tax liabilities	80,995,791	496,455,601	174,625,717	1,070,350,870
Minority interests	3,840,893	23,542,370	3,840,893	23,542,370
Net assets attributable to the shareholders of the parent company	520,075,558	3,187,751,124	3,229,077,781	19,792,309,351

As above, fair value of the identifiable assets, liabilities of Felix is determined on the basis of the evaluation report issued by American Appraisal China Limited in April 2010, of which fair value of mainly long-term assets is determined on future earnings method or the replacement cost method.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VII. BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS (continued)

iii	Combination in current period (continued)

2.	Subsidiaries acquired in business combination under un-common control (continued)

(3)	The acquisition consideration is AUD3,332.79 million, the directly related cost is AUD21.39 million, the total acquisition cost is AUD3,354.18 million (equivalent to RMB 20,559.13 million). The difference between the total acquisition cost and fair value of the identifiable assets, liabilities is goodwill from the acquisition of a total of AUD125.1 million (equivalent to RMB 766.82 million).

(4)	Felix has signed a finance lease agreement with the Commonwealth Bank of Australia and other banks, which form a bank consortium. According to the agreement, the bank consortium will provide Felix with financing credit of AUD383.33 million including borrowings, finance lease etc, and the total assets of Felix, except for its investment in Australian Coal Processing Holding Pty Ltd, are all taken as collateral for syndicated loans.

iv.	Translation of financial statements denominated in foreign currency

Translation exchange rates of overseas subsidiaries’ financial statements

Items	Foreign currency	Translation exchange rates

Assets and liabilities	AUD	spot exchange rate on balance sheet date 6.1294

The income statement and cash flow statement	AUD	approximate spot exchange rate on transaction date, average of the year 5.4215

The equity	AUD	spot exchange rate on arising, except for undistributed profits

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS

1.	Bank balance and cash

	At December 31, 2009			At January 1, 2009
Items	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent

Cash on hand
Including: RMB	287,697	1.0000	287,697	590,667	1.0000	590,667
USD	18,264	6.8282	124,710	20,264	6.8346	138,496
AUD	12,071	6.1294	73,988	—	—	—

Subtotal			486,395			729,163

Cash in bank
Including:RMB	9,951,930,620	1.0000	9,951,930,620	8,496,811,130	1.0000	8,496,811,130
USD	107,640,772	6.8282	734,992,719	130,730,381	6.8346	893,489,862
HKD	8,300,605	0.8805	7,308,683	8,261,159	0.8819	7,285,516
EUR	50,863	9.7971	498,310	—	—	—
GBP	895	10.9780	9,825	1,530,648	9.6590	14,784,529
AUD	172,311,849	6.1294	1,056,168,247	57,422,186	4.7135	270,659,474

Subtotal			11,750,908,404			9,683,030,511

Other monetary assets
RMB	97,512,360	1.0000	97,512,360	2,561,124	1.0000	2,561,124
USD	30,056,886	6.8282	205,234,429	1,290,981	6.8346	8,823,339
AUD	38,948,276	6.1294	238,729,563	—	—	—
Subtotal			541,476,352			11,384,463

Total			12,292,871,151			9,695,144,137

(1)	Limited amounts of the Group totals up to RMB3,770.47 million, including RMB 321,670 million of time deposits held; deposit RMB54.39 million of letter of credit; RMB244.81 million of guarantee contract with priority to transfer money; RMB91.94 million of margin loan of Felix; RMB26.52 million of offshore environmental margin; RMB136.11 million of other margin.

(2)	At the end of the current period, bank balance and oversees cash of the Group is RMB1,579.97 million, owned by the subsidiary of the Company.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

2.	Notes receivable

(1)	Notes receivable category

Notes category	At December 31, 2009	At January 1, 2009

Bank acceptance bills	4,990,893,624	2,772,082,922

Total	4,990,893,624	2,772,082,922

(2)	For the current period, notes receivable increase by 80%, mainly due to increase of notes sales modes and decrease of notes discount.

(3)	As at the end of the reporting period, the Group had discounted immature bills of RMB65.74 million.

3.	Accounts receivable

(1)	The risks analysis of accounts receivable

	At December 31, 2009				At January 1, 2009
	Carrying amount		Bad debt Provision		Carrying amount		Bad debt Provision
Items	Amount RMB	%	Bad debt Provision RMB	%	Amount RMB	%	Bad debt Provision RMB	%

Individually significant amount	297,147,290	67	976,704	22	401,620,296	91	16,064,812	297,147,290
Individually insignificant amount with high risks after the combination of credit risk characteristics	3,331,293	1	3,331,293	73	14,591,518	3	13,682,457	3,331,293
Other insignificant amount	140,617,993	32	234,550	5	26,622,287	6	475,772	140,617,993

Total	441,096,576	100	4,542,547	100	442,834,101	100	30,223,041	441,096,576

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

3.	Accounts receivable (continued)

(1)	The risks analysis of accounts receivable (continued)

1)	accounts receivable of individually significant amount at the end of the year, or insignificant but impairment tested separately

Items	Book balance	Bad debt	Provision ratio (%)

Ashton Coal Mines Ltd	81,329,023	—	—
Korea Midland Power Co. Ltd	54,958,830	—	—
Korea South East Power Co Ltd	51,235,066	—	—
Rizhao Century Sky Company Ltd	43,591,729	—	—
Rizhao Steel Holding Group Co Ltd	41,615,046	—	—
Guangzhou Zhujiang Electricity Fuel Co. Ltd	24,417,596	976,704	4

Total	297,147,290	976,704	—

Note:	The above mentioned amounts are incorporated by the purchasing of Felix, except arising on Guangzhou Zhujiang Electricity Fuel Co. Ltd. The Company has not accrued provision of impairment, because the debts are still in normal credit period.

2)	Individually insignificant amount with high risks after the combination of credit risk characteristics

	At December 31, 2009			At January 1, 2009
Item	Amount RMB	%	Bad debt provision	Amount RMB	%	Bad debt provision

1 to 2 years	—	—	—	1,221,449	8	366,435
2 to 3 years	—	—	—	108,094	1	54,047
Over 3 years	3,331,293	100	3,331,293	13,261,975	91	13,261,975

Total	3,331,293	100	3,331,293	14,591,518	100	13,682,457

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

3.	Accounts receivable (continued)

(2)	Accounts receivable wrote off in current period

Items	Nature of accounts receivable	Amount wrote off	Reason	Whether caused by related transactions

Shandong Shengmao development Co. Ltd	Sales amount of coal	2,893,212	Long-outstanding not be able to recover	NO
Yanzhoushi Tianchang trading Co. Ltd	Sales amount of coal	894,004	Long-outstanding not be able to recover	NO
Gaoqing economic and trading industry fuel Co. Ltd	Sales amount of coal	672,392	Long-outstanding not be able to recover	NO
Yanzhou mining area Huayi Co. Ltd	Sales amount of coal	582,185	Long-outstanding not be able to recover	NO
Shanghai Canglong fuel Co. Ltd	Sales amount of coal	471,061	Long-outstanding not be able to recover	NO
Yankuang Group Fuxing Co. Ltd	Electricity expenses	260,669	Long-outstanding not be able to recover	YES
Zhenjiangshi Shiji trading centre	Sales amount of coal	147,743	Long-outstanding not be able to recover	NO
Others	Electricity expenses	580,564	Long-outstanding not be able to recover	NO

Total		6,501,830

(3)	The five largest accounts receivables

Items	Relationship with the Company	Amounts	age	Proportion of total accounts receivables (%)

Ashton Coal Mines Ltd	Joint venture company	81,329,023	Within 1 year	18
Korea Midland Power Co. Ltd	Third party	54,958,830	Within 1 year	12
Korea South East Power Co Ltd	Third party	51,235,066	Within 1 year	12
Rizhao Century Sky Company Ltd	Third party	43,591,729	Within 1 year	10
Rizhao Steel Holding Group Co Ltd	Third party	41,615,046	Within 1 year	9

Total		272,729,694		61

(4)	Accounts receivable arising on shareholders of the Company holding more than 5% (including 5%) shares are excluded for the period. Accounts receivable arising on related parties was RMB83.82million, accounting for 19% of the total receivables. See note “IX, (3), 2”.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

3.	Accounts receivable (continued)

(5)	Balance of foreign currency in accounts receivables

	At December 31, 2009			At January 1, 2009
Foreign currency	Foreign currency	Exchange rate	RMB equivalent	Foreign currency	Exchange rate	RMB equivalent
USD	53,514,413	6.8282	365,407,115	—	—	—
AUD	5,957,600	6.1294	36,516,513	—	—	—

Total			401,923,628			—

4.	Prepayments

(1)	The aging analysis of prepayments

	At December 31, 2009		At January 1, 2009
Item	RMB	%	RMB	%
Within 1 year	75,791,833	99	110,021,423	100
1 to 2 years	538,240	1	19,408	—
2 to 3 years	21,434	—	237,900	—
Over 3 years	96,300	—	—	—

Total	76,447,807	100	110,278,731	100

Note: Prepayments with aging over 1 year are for equipments, the Group has not taken delivery of goods.

(2)	Main companies of prepayments

Items	Relationship with the Company	Amounts	age	Reasons

Chuzhou Anlong Industry and Trading Co., Ltd	Third party	12,000,000	Within 1 year	Goods to arrival, under executing
Minmetals Steel Group Co., Ltd.	Third party	4,501,666	Within 1 year	Goods to arrival, under executing
Marsh & McLennan	Third party	8,409,053	Within 1 year	Insurance
Queensland Rail	Third party	7,202,296	Within 1 year	Railway transportation
Hongkong Datong Group Co., Ltd	Third party	3,324,879	Within 1 year	Goods to arrival, under executing

Total		35,437,894

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

4.	Prepayments (continued)

(3)	Prepayments due from shareholders of the Group holding more than including 5% of the total shares are not included for the period.

(4)	Balance of foreign currency in prepayments

	At December 31, 2009			At January 1, 2009
Item	Foreign currency	Exchange rate	RMB equivalent	Foreign currency	Exchange rate	RMB equivalent

USD	1,094,299	6.8282	7,472,092	1,573,861	6.8346	10,756,710
EUR	317,740	9.7971	3,112,930	103,181	9.6590	996,625
AUD	5,262,249	6.1294	32,254,429	175,883	4.7135	829,025

Total			42,839,451			12,582,360

5.	Other receivables

(1)	The risks analysis of other receivables

	At December 31, 2009				At January 1, 2009
	Carrying amount		Bad debt Provision		Carrying amount		Bad debt Provision
Item	RMB	%	RMB	%	RMB	%	RMB	%

Individually significant amount	191,404,639	60	—	—	47,712,710	22	—	—
Individually insignificant amount with high risks after the combination of credit risk characteristics	21,407,346	7	18,949,108	87	16,811,177	8	11,811,177	70
Other insignificant amount	104,493,760	33	2,903,913	13	149,977,772	70	5,055,466	30

Total	317,305,745	100	21,853,021	100	214,501,659	100	16,866,643	100

1)	Individually significant amount or insignificant amount of impairment tested independently

Items	Book balance	Bad debt amount	(%)

Ashton Coal Mines Limited	66,321,107
Prepayment for investment (note)	57,095,000	—	—
Newcastle Infrastructure Construction Group	56,828,199	—	—
Guizhou Qianxi Energy Development Co., Ltd	11,160,333	—	—

Total	191,404,639	—	—

Note: Prepayment for investment detailed in this note “VI, 1, (2)”.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

5.	Other receivables (continued)

(1)	The risks analysis of other receivables (continued)

2)	Individually insignificant amount with high risks after the combination of credit risk characteristics

	At December 31, 2009			At January 1, 2009
Items	Amount RMB	%	Bad debt provision	Amount	%	Bad debt provision

2 to 3 years	4,916,474	23	2,458,237	—	—	—
Over3 years	16,490,872	77	16,490,871	16,811,177	100	11,811,177

Total	21,407,346	100	18,949,108	16,811,177	100	11,811,177

(2)	Other receivables wrote off in current period

Items	Character of other receivables	Amount write off	Reason	Whether caused by related transactions

Railroad construction prepayment	prepayment	13,735,202	Long-outstanding not be able to recover	NO
Others		558,000

TOTAL		14,293,202

(3)	As at the end of the reporting period,, accounts receivable due from the parent company of the Company is RMB10.9million (at the end of last year: 61.37million); accounts receivable due from related parties is RMB95.01million. See note ix (3), 3.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

5.	Other receivables (continued)

(4)	Large amounts of other receivables

Items	Relationship with the Company	Amounts	age	Proportion of other receivables (%)	Nature or contents
Ashton Coal Mines Limited	Joint venture company	66,321,107	1 to 2years	21	Dealing amounts
Prepayment for investment	Third party	57,095,000	Within 1 year	18	Prepayment for investment
Newcastle Infrastructure Construction Group	Third party	56,828,199	Within 1 year	18	Borrowings
Guizhou Qianxi Energy Development Co., Ltd	Under control of same controlling shareholder	11,160,333	Over three years	4	materials
Bucyrus International Company	Third party	5,564,268	Within 1 year	2	equipments

Total		196,968,907		63

(5)	Foreign currency balance of other receivables

	At December 31, 2009			At January 1, 2009
Foreign currency	Foreign currency	Exchange rate	RMB equivalent	Foreign currency	Exchange rate	RMB equivalent
AUD	26,164,032	6.1294	160,369,818	110,000	4.7135	518,485

Total			160,369,818			518,485

6.	Provision for decline in value of inventories

(1)	Inventory category

	At December 31,	At January 1,
Items	2009	2009

Raw materials	267,282,543	231,276,064
Coal stock	597,811,197	591,934,106
Low value consumables	21,267,589	—

Total	886,361,329	823,210,170

(2)	No provision for inventory.

(3)	Inventory that excludes the amount of capitalized interest.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

7.	Other current assets and other current liabilities

(1)	Other current assets

Items	At December 31, 2009	At January 1, 2009
Land subsidence, restoration, rehabilitation and environment costs (Note 1)	1,288,452,859	1,151,895,418
Removal costs (note 2)	350,675,748	—
Environment management guarantee deposit	226,251,717	199,999,997
Derivate financial instruments-forward foreign currency contract (note 4)	37,760,077	—
Others	—	25,245,906

TOTAL	1,903,140,401	1,377,141,321

(2)	Other current liabilities

Items	At December 31, 2009	At January 1, 2009
Land subsidence, restoration, rehabilitation and environment costs (Note1)	1,560,640,261	450,978,948
Derivate financial instruments-forward foreign currency contract (note 4)	23,979,678	29,434,968
Derivate financial instruments-forward interest swap contract (note 3)	4,353,143	—

TOTAL	1,588,973,082	480,413,916

Note:	The consequence of coal mining activities is land subsidence caused by the resettlement of the land above the underground mining sites. Depending on the circumstances, the Company may relocate inhabitants from the land above the underground mining sites prior to mining those sites or the Company may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined. The management provides reserves according to the best estimation as they could make on the likely expenditures in the future, and reverse the accruals after payment.

Considering the time difference between the payment and mining exists, if the accumulated payment is more than the accruals provided, such excess of payment would be presented under current assets at the year end; if the accumulated payment is less than the accruals provided, and such shortage of payment would be presented under current liabilities at the year end.

For the current period, other current liabilities increased by 231%, mainly due to that actual accrued land subsidence, restoration, rehabilitation and environment costs exceed actual payment.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

7.	Other current assets and other current liabilities (continued)

(2)	Other current liabilities (continued)

Note 2:	For the current period, other current assets increased by 38%, mainly due to that incorporated removal costs by acquisition of Felix. Open-pits owned by Felix shall remove the overburden on the coal seam, which will result in removal costs. Removal costs shall be recorded as profits or losses when respective coal seam is mined.

Note 3:	To avoid the risk of foreign currency rate fluctuation, overseas subsidiaries of the Company entered into interest rate swap contracts to hedge cash flow risks. At the date of the balance sheet, derivative financial assets or liabilities are measured on the basis of the present value of estimated future cash flows related to contracts.

Note 4:	To avoid the risk of foreign currency rate fluctuation, overseas subsidiaries of the Company entered into forward foreign currency contracts to hedge foreign currency risks: to exchange USD into AUD on the agreed date in the future at the agreed exchange rate, exchange rate range, or the spot rate. At the date of the balance sheet, derivative financial assets or liabilities reflect the fair value of related outstanding contracts.

8.	Available-for sales financial assets

	Fair value at December 31,	Fair value at January 1,
Item	2009	2009
Available-for-sale equity instruments	264,672,846	139,447,161

TOTAL	264,672,846	139,447,161

(1)	the above fair value was based on the closing price of Shanghai Stock Exchange on the balance sheet date

(2)	Available-for-sale financial assets increased by 90%, which is mainly due to the increased share price of available for sale shares.

9.	Long-term equity investments

(1)	Long-term equity investments

Item	At December 31, 2009	At January 1, 2009
Equity investments under cost method	30,622,550	30,622,550
Equity investments under equity method	941,237,919	830,195,111

Long-term equity investments – Total	971,860,469	860,817,661
Less: provision for impairment	—	—

Long-term equity investments – net	971,860,469	860,817,661

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

9.	Long-term equity investments (continued)

(2)	Under cost method and equity method

Name of investees	Shares proportion (%)	Ratio of voting (%)	Original amount	Opening balance	Addition	Incorporated by Felix	Closing balance	Cash dividends
Under cost method
Zhejiang Jiangshan Concrete Co., Ltd	0.49	0.49	440,000	440,000	—	—	440,000	—
Yankuang Group Zoucheng Ziyuan Construction Co., Ltd	8.33	8.33	500,000	500,000	—	—	500,000	—
Yankuang Group Zoucheng Hua Ming company.	8.00	8.00	100,000	100,000	—	—	100,000	—
Yankuang Group Zoucheng Fuhui Company.	16.00	16.00	80,000	80,000	—	—	80,000	—
Shenzhen Weier Loriculture Co., Ltd			100,000	100,000	—	—	100,000	—
Yankuang Group Guohong Chemical Co., Ltd	5.00	5.00	29,402,550	29,402,550	—	—	29,402,550	—

Subtotal			30,622,550	30,622,550	—	—	30,622,550	—

Under equity method
China HD Zoucheng Co., Ltd.	30.00	30.00	900,000,000	830,195,111	109,786,300	—	939,981,411	—
Australian Coal Processing Holding Pty Ltd	60.00	33.33	131,273	—	—	131,273	131,273
Ashton Coal Mines Limited	60.00	33.33	1,125,235	—	—	1,125,235	1,125,235	—
Subtotal			901,256,508	830,195,111	109,786,300	1,256,508	941,237,919	—

Total			931,879,058	860,817,661	109,786,300	1,256,508	971,860,469	—

(3)	Investment in joint venture and associated company

Name of investees	Type of company	Registered location	Business nature	Registered capital	Shares proportion	Ratio of voting share
Associated company
China HD Zoucheng Co., Ltd.	Limited liability	Shandong	Electricity energy and related development	RMB3 billion	30.00	30.00

Joint venture enterprises
Australian Coal Processing Holding Pty Ltd (Note)	Limited liability	Australia	No operating company in Australia	—	60.00	33.33
Ashton Coal Mines Limited (Note)	Limited liability	Australia	Holding and sales of real-estate	AUD100	60.00	33.33

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

9.	Long-term equity investments (continued)

(3)	Investment in joint venture and associated company (continued)

Name of investees	Total assets by the end of the period	Total liabilities by the end of the period	Net assets by the end of the period	Operating revenue	Net margin
Associated company
China
HD Zoucheng Co., Ltd.	6,945,366,361	3,812,094,993	3,133,271,368	3,832,203,613	365,954,332
Joint venture company
Australian Coal Processing Holding Pty Ltd	219,598	2,672	216,926	—	—
Ashton Coal Mines Limited	244,622,809	242,926,179	1,696,630	—	—

Total	7,190,208,768	4,055,023,844	3,135,184,924	3,832,203,613	365,954,332

Note:	Joint venture enterprises are incorporated by the purchasing of Felix. There is difference between shares proportion and voting shares proportion caused by the items as described in note vii, (1) 12, (2)”. The Group can not exercise control over the items, they shall be recognized under equity method, and the financial data of the joint venture is not included in the consolidated financial statements of the group.

(4)	No impairment occurred in the Company’s long-term equity investment, so no provision was made.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

10.	Fixed assets

(1)	Fixed assets list

Item	At January 1, 2009	Addition	Exchange gain and loss	Incorporated by Felix	Reversals	At December 31, 2009
Cost price	20,696,939,287	6,721,440,465	296,910,162	2,628,370,123	463,170,798	29,880,489,239
Land	42,280,094	10,233,829	14,036,883	259,365,561	—	325,916,367
Buildings	3,564,001,476	502,187,961	2,933,181	—	59,709,948	4,009,412,670
Mining structure	3,722,783,655	989,840,989	17,984,812	486,735,654	6,179,802	5,211,165,308
Above ground structure	1,038,345,164	531,340,141	—	—	22,207,543	1,547,477,762
Harbour works and craft	255,804,823	—	—	—	2,127,368	253,677,455
Plant, machinery and equipments	11,536,666,604	4,323,904,160	261,848,176	1,882,268,908	327,000,912	17,677,686,936
Transportation equipment	433,748,364	33,783,460	107,110	—	42,368,797	425,270,137
Others	103,309,107	330,149,925	—	—	3,576,428	429,882,604

Accumulated depreciation	11,284,881,010	1,804,694,436	82,477,088	—	371,090,512	12,800,962,022
Land
Buildings	1,694,821,010	220,647,724	936,014	—	10,015,839	1,906,388,909
Mining structure	1,804,687,640	90,258,690	780,173	—	3,000,000	1,892,726,503
Surface buildings	537,188,430	53,064,404	—	—	17,047,048	573,205,786
Harbour works and craft	66,929,562	12,010,331	—	—	1,472,613	77,467,280
Plant, machinery and equipments	6,861,596,003	1,356,702,064	80,662,956	—	299,162,042	7,999,798,981
Transportation equipment	297,225,158	46,136,795	97,945	—	38,874,289	304,585,609
Others	22,433,207	25,874,428	—	—	1,518,681	46,788,954

Provision	20,042,963	—	—	—	20,042,963	—
Buildings	20,042,963	—	—	—	20,042,963	—

Book Value	9,392,015,314					17,079,527,217
Land	42,280,094					325,916,367
Buildings	1,849,137,503					2,103,023,761
Mining structure	1,918,096,015					3,318,438,805
Above ground structure	501,156,734					974,271,976
Harbour works and craft	188,875,261					176,210,175
Plant, machinery and equipments	4,675,070,601					9,677,887,955
Transportation equipment	136,523,206					120,684,528
Others	80,875,900					383,093,650

Note:	Fixed assets increased by 82% during the reporting period, mainly caused by the 600,000 tons methanol projects of Yanzhou coal mining Yulin Nenghua Co. Ltd, Zhaolou coal mine projects of Yanmei Heze Nenghua Co. Ltd transferring into fixed assets after the completion of the project in the year, comprehensive equipments putting into operation and transferring into fixed assets, and acquiring of Felix.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

10.	Fixed assets (continued)

(2)	Financial leased fixed assets

	Book original	Accumulated	Book
Item	value	depreciation	net value
Plant, machinery and equipments	654,378,716	2,397,846	651,980,870

Total	654,378,716	2,397,846	651,980,870

Note:	The fixed assets from financial lease are mainly incorporated by the acquisition of Felix.

(3)	As at the end of the reporting period, book net value of buildings and transportation equipments without ownership certificates is total RMB 826.77 million.

(4)	Among the increase amount of fixed assets, RMB 6,524.93 million is transferred from construction in process. Among the increase amount of depreciation, RMB1,635.89 million is accrued in current period. Offsetting amounts of special reserve is RMB167.63 million.

(5)	There is no provision and depreciation of fixed assets of lands, as overseas subsidiaries enjoy the permanent ownership of the land.

(6)	As at December 31, 2009, there were no idle fixed assets.

11.	Construction in progress

(1)	List of construction in progress

	At December 31, 2009			At January 1, 2009
Items	Book balance	Depreciation provision	Book value	Book balance	Depreciation provision	Book value
Repairing construction	175,729,108	—	175,729,108	210,286,600	—	210,286,600
Technical revamping	77,505,345	—	77,505,345	71,289,939	—	71,289,939
Infrastructure construction	906,921,652	—	906,921,652	4,513,479,206	—	4,513,479,206
Safety construction	700,000	—	700,000	32,270,532	—	32,270,532
Exploration construction	19,713,027	—	19,713,027	—	—	—

TOTAL	1,180,569,132	—	1,180,569,132	4,827,326,277	—	4,827,326,277

Note:	Construction in progress decreased by 76%, mainly caused by the fixed transferred from the construction in progress of 600,000 tons methanol project and Zhaolou mine due to their completion.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

11.	Construction in progress (continued)

(2)	Changes of significant construction in progress

			Reversals
Items	At January 1, 2009	Addition	Transferred into Fixed assets	Others	At December 31, 2009
600,000 tons methanol project	2,992,844,544	266,292,916	3,246,079,124	—	13,058,336
Zhaolou coal mine project	1,452,674,209	389,562,554	1,842,236,763	—	—
Moolarben open cutting project	—	848,961,509	—	—	848,961,509

Total	4,445,518,753	1,504,816,979	5,088,315,887	—	862,019,845

Items	Budgeted amount	Investment/ budgeted amount (%)	Progress of works	Accumulated amount of interests capitalization	Including: amount of interests capitalization in 2009	(%) interests capitalization rate of 2009	Capital sources
600,000 tons methanol project	3,525,530,172	108	100	—	—	—	Self-owned
Zhaolou coal mine project	2,317,890,000	126	100	—	—	—	Self-owned
Moolarben open cutting project	1,770,460,751	48	48	4,225,279	—	—	Bank loan

Total	7,613,880,923			4,225,279	—	—

12.	Materials held for construction of fixed assets

Items	At January 1, 2009	Addition	Reversals	At December 31, 2009
Materials held for construction	24,981,450	137,886,504	153,184,510	9,683,444
Equipments held for construction	1,015,598	28,588,304	27,109,512	2,494,390

TOTAL	25,997,048	166,474,808	180,294,022	12,177,834

Note:	Materials decreased by 53% due to materials being consumed in constructions in progress.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

13.	Intangible assets

(1)	Intangible assets

Item	At January 1, 2009	Exchange realignment	Addition	Incorporated by Felix	Disposals	At December 31, 2009
Cost price	1,750,077,429	8,013,655	7,652,700	17,828,310,925	—	19,594,054,709
Mining rights	906,494,773	8,013,655	—	13,782,538,193	—	14,697,046,621
Resources	—	—	—	3,678,595,923	—	3,678,595,923
Unproved mining equity interest	843,582,656	—	7,419,700	—	—	851,002,356
Exploration and evaluation expenditures	—	—	—	161,251,642	—	161,251,642
Patents and know-how	—	—	—	153,235,000	—	153,235,000
Rail access right	—	—	—	41,523,479	—	41,523,479
Software	—	—	233,000	3,811,408	—	4,044,408
Water access right	—	—	—	7,355,280	—	7,355,280

Accumulated amortization	201,927,672	2,229,892	54,079,276	—	—	258,236,840
Mining rights	76,411,637	2,229,892	37,048,639	—	—	115,690,168
Land use rights	125,516,035	—	17,026,754	—	—	142,542,789
Software	—	—	3,883	—	—	3,883

Book value	1,548,149,757					19,335,817,869
Mining rights	830,083,136					14,581,356,453
Unproved mining equity interest	—					3,678,595,923
Land use rights	718,066,621					708,459,567
Exploration and evaluation expenditures	—					161,251,642
Patents and know-how	—					153,235,000
Rail access right	—					41,523,479
Soft ware access right	—					4,040,525
Water access right	—					7,355,280

Note:	Net intangible assets increased by 1,149%, mainly due to the acquisition of Felix whose incorporation value based on the assessment of independent appraiser, American Appraisal China Limited. Mining right adopted future earnings method and replacement cost method.

See note VII iii 2 (2).

(2)	All the increased accumulative amortization is normal amortization of intangible assets.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

14.	Goodwill

Item	At December 31, 2009	At January 1, 2009
Acquisition of Yanmei Shipping	10,045,361	10,045,361
Acquisition of Felix	766,816,209	—

Total	776,861,570	10,045,361

Note:	Felix and Yanmei Shipping are the subsidiaries acquired in a business combination not involving enterprises under common control. The goodwill is the excess of the cost of acquisition over the interest of Felix and Yanmei Shipping in the fair value of the identifiable net assets at the date of acquisition. The goodwill increased by 7,634% mainly arising on the acquisition of Felix.

15.	Long-term deferred assets

Item	At December 31, 2009	At January 1, 2009
Prepayment for resource compensation fees	15,969,251	18,730,271
Net	15,969,251	18,730,271

Note:	In accordance with the relevant regulations, Heshun Tianchi is required to pay resources compensation fees to the Heshun Municipal Coal Industry Bureau at a rate of RMB2.7 per tonne of raw coal mined. Heshun Tianchi has prepaid resources compensation fees equivalent to explore 10 million ton ROM coals which would be amortized according to the actual production.

16.	Deferred tax assets and deferred tax liabilities

(1)	Confirmed deferred tax assets and deferred tax liabilities

Item		At December 31, 2009	At January 1, 2009
1.	Deferred tax assets	1,611,884,698	611,807,143
	Deferred tax assets of the parent company	869,395,462	516,195,350
	Deferred tax assets of Yancoal Australia	736,887,476	93,594,663
	Deferred tax assets of Hua Ju Energy Co., Ltd.	5,601,760	2,017,130
2.	Deferred tax liabilities	1,791,460,318	76,359,054
	Deferred tax liabilities of the parent company	50,622,822	19,316,617
	Deferred tax liabilities of Yancoal Australia	1,740,837,496	57,042,437

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

16.	Deferred tax assets and deferred tax liabilities (continued)

(2)	Temporary differences

1)	Temporary differences of the parent company

Item		At December 31, 2009	At January 1, 2009
1.	Deductible temporary differences items
	Land subsidence, restoration, rehabilitation and environmental costs	1,560,638,332	450,978,948
	Amortized not paid salaries	412,981,808	273,619,575
	Mining rights	272,210,125	135,140,510
	Safety fees for 2008	—	157,188,434
	Repairing fees	595,739,226	395,582,515
	Development fund	611,512,916	611,512,916
	Bad debt provision	24,499,442	40,758,503

	Total	3,477,581,849	2,064,781,401

2.	Taxable temporary differences items
	AFS financial assets fair value adjustment	202,491,289	77,266,468

	Total	202,491,289	77,266,468

2)	Temporary differences of overseas subsidiaries

Item		At December 31, 2009	At January 1, 2009
1.	Deductible temporary differences items
	Not recovered loss	1,878,902,087	223,046,588
	Hedging instrument liability	23,536,896	29,434,975
	Development expenditure	—	27,828,033
	Withhold not paid salaries	111,182,290	21,841,668
	Amortization of assets	23,674,257	6,127,660
	Accrued expenses	158,384,513	—
	Reclamation costs	126,026,204	—
	Unrealized foreign currency loss	132,933,713	3,703,287
	Others	1,651,627	—

	Total	2,456,291,587	311,982,211

2.	Taxable temporary differences items
	Unrealized foreign currency profit and loss	132,545,537	101,396,529
	Assets amortization and recognition	5,593,982,280	70,909,595
	Hedging instruments assets	37,760,086	—
	Others	38,503,750	17,835,334

	Total	5,802,791,653	190,141,458

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

16.	Deferred tax assets and deferred tax liabilities (continued)

(2)	Temporary differences (continued)

3)	Temporary differences of Hua Ju Energy

Item		At December 31, 2009	At January 1, 2009
1.	Deductible temporary differences items
	Termination benefits	4,921,217	8,068,521
	Withhold not paid salaries and insurance	17,377,729	—
	Bad debt provision	108,094	—

	Total	22,407,040	8,068,521

17.	Other non-current assets

Items	At December 31, 2009	At January 1, 2009
Deposit made on investment	117,925,900	117,925,900
Total	117,925,900	117,925,900

Note:  For prepayment for investment, please refer to Note xii,1,(1).

18.	Provision for devaluation of assets statement

	At January 1,	Provision	Decrease		At December 31,
Items	2009	of the year	Reversal	Others	2009
Bad debt provision	47,089,684	5,544,378	19,178,664	7,059,830	26,395,568
Fixed assets devaluation provision	20,042,963	—	—	20,042,963	—

Total	67,132,647	5,544,378	19,178,664	27,102,793	26,395,568

19.	Short-term loans

Items	Currency	At December 31, 2009	At January 1, 2009
Short-term loans	RMB	—	120,000,000

Total		—	120,000,000

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

20.	Notes payable

Items	At December 31, 2009	At January 1, 2009
Commercial note payable	128,076,028	175,662,080

Total	128,076,028	175,662,080

Note:  All the notes payable will be due within next period.

21.	Accounts payable

(1)	Accounts payable

Items	At December 31, 2009	At January 1, 2009
Total	1,306,859,922	853,641,767
Including: over 1 year	146,958,956	142,491,357

Note:	Accounts payable of the current period increased 53%, mainly due to the consolidated amount RMB390.93 million by the acquisition of Felix.

(2)	Large amount accounts payable aging over 1 year mainly is last payment payable for equipments and materials, and there is no large amount of accounts payable after the period.

(3)	Accounts payable at the end of the current period due to the parent company is RMB0.34 million.

(4)	Foreign currency balance in accounts payable

	At December 31, 2009			At January 1, 2009
Item	Foreign currency	Exchange rate	Equivalent RMB	Foreign currency	Exchange rate	Equivalent RMB
USD	—	—	—	653,998	6.8346	4,469,815
AUD	68,117,955	6.1294	417,522,193	4,326,774	4.7135	20,394,249

Total			417,522,193			24,864,064

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VIII NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

22.	Advances from customers

(1)	Advances from customers

Item	At December 31, 2009	At January 1, 2009
Total	1,664,427,222	795,653,798

Including: over 1 year	39,802,391	43,149,345

Note:	During the current period, advances increased by 109%, mainly due to the increase of coal sales advances.

(2)	Advances aging over 1 year are RMB39.80 million, mainly due to the unrealized sales. Because of the decline of demand by the costumers or disagreement on the price, customers did not pick up coals after advance payments.

(3)	Advances from customers in the end of the current period payable to shareholders of the Group holding more than 5% (including 5%) shares are excluded for the period.

23.	Salaries and wages payable

Items	At January 1, 2009	Difference of foreign currency translation	Addition for this period	Consolidated by Felix	Payment for the period	At December 31, 2009
Salary (including bonus, allowance and subsidies)	334,312,083	9,313,202	3,125,790,351	4,607,640	3,076,215,653	397,807,623
Staff welfare	—	—	227,605,699	—	227,605,699	—
Social insurance	53,858,309	83,588	992,691,910	—	1,030,332,068	16,301,739
including: 1. Medical insurance	4,598,060	—	304,505,612	—	304,912,793	4,190,879
2. Basic pension insurance	42,564,396	—	556,832,510	—	595,442,391	3,954,515
3. Unemployment insurance	5,301,957	—	54,929,626	—	54,992,418	5,239,165
4. Injury insurance	—	83,588	48,281,658	—	47,641,505	723,741
5. Maternity insurance	1,393,896	—	28,142,504	—	27,342,961	2,193,439
Housing fund	2,587,097	—	148,693,207	—	148,562,326	2,717,978
Union fund and Staff education fund	61,693,544	—	118,016,938	—	86,450,351	93,260,131
Compensation for severing labour relations	7,825,918	—	31,142	—	2,935,843	4,921,217
Others	—	—	2,523,855	69,147,483	2,523,855	69,147,483

Total	460,276,951	9,396,790	4,615,353,102	73,755,123	4,574,625,795	584,156,171

Note:	The amount of compensation for terminating labor relations is RMB2.94 million. Non-defaulting amount in salaries and wages payable has handed out in January, 2010.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VIII NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

24.	Taxes payable

Item	At December 31, 2009	At January 1, 2009
Value added tax	68,251,582	220,287,764
Business tax	2,588,763	4,597,781
Income tax	587,213,087	431,821,657
Price reconciliation fund	34,764,398	34,081,169
Taxes of goods and services	-55,083,753	—
Others	81,216,968	41,437,436

Total	718,951,045	732,225,807

25.	Other payable

(1)	Other payables

Item	At December 31, 2009	At January 1, 2009
Total	3,312,206,691	2,198,497,459
Including: aging over 1 year	604,173,517	490,602,389

Note:	Other payables for the current period increased by 51%, mainly due to the consolidated amount of RMB622.30 million by the acquisition of Felix. Other payables with age over 1 year are mainly due to coal resource royalty, deposits of works and equipments.

(2)	As at December 31, 2009, amounts payable due to the parent company is total up to RMB844.25 million.

(3)	Other payables with large amount by the end of the period

Item	Payable RMB	Age	Nature
Yankuang Group Co., Ltd.	844,251,236	Within 1 year	Resources compensation fees, Project funds etc.
Gaffwick Pty Ltd	218,518,240	Within 1 year	Note
Illwella Pty Ltd	216,292,937	Within 1 year	Note
AMCIC Sabeltand Holdings B.V.	167,785,589	Within 1 year	Note
Agency fee for the acquisition of Felix	128,147,366	Within 1 year	Agency fee for acquisition

Total	1,574,995,368

Note:	In order to meet capital demand on dividend paid of the Group before acquisition, several Felix’s directors provided unsecured loans to Felix through its connected parties. This amount had been repaid in full after the balance sheet date.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VIII NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

25.	Other payable (continued)

(4)	Foreign currency balance in other payables

	At December 31, 2009			At January 1, 2009
Item	Foreign currency	Exchange rate	Equivalent RMB	Foreign currency	Exchange rate	Equivalent RMB
AUD	137,552,933	6.1294	843,116,948	54,281,879	4.7135	255,857,637

Total			843,116,948			255,857,637

26.	Non-current liabilities due within one year

(1)	Non-current liabilities due within one year

Items	At December 31, 2009	At January 1, 2009
Long-term borrowing due within a year	941,410,000	82,000,000
Long-term payable due within a year	672,416,265	12,648,464
Expected liabilities due within 1 year	3,468,346	—
Deferred gain due within 1 year	2,901,725	—

Total	1,620,196,336	94,648,464

Note:	For the period, non-current liabilities due within 1 year increased by 1,612%, mainly due to the consolidated amount of RMB1,583.39 million by acquisition of Felix.

(2)	Long-term borrowing due within a year

Loan category	At December 31, 2009	At January 1, 2009
Guaranteed loan	22,000,000	82,000,000
Mortgage loan	919,410,000	0

Total	941,410,000	82,000,000

As at December 31, 2009, among mortgaged loan, RMB919.41 million is incorporated by acquisition of Felix as stated in Note VIII.26.(3).

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VIII NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

26.	Non-current liabilities due within one year (continued)

(3)	Financing from bank syndicate by Felix

	At December 31,2009
Items	AUD	RMB
Long-term payable	106,787,924	654,545,902
Long-term loans	150,000,000	919,410,000

Total	256,787,924	1,573,955,902

Note:	Felix entered into the 383.33 million financing agreement with bank syndicate composed of Australian Commonwealth Bank and other banks. Pursuant to the agreement, the syndicate provides financing service including loans and finance lease which shall be cross-guaranteed by Felix and its subsidiaries.

Meanwhile, the agreement stipulates that: the net values of tangible assets of Felix and its subsidiaries must exceed the amount appointed in the agreement, and the respective shares of coal price hedging contracts and interests hedging contracts must exceed the appointed proportion. The loans and finance lease should be repaid during the years of 2010-2014.

As at the end of the reporting period, the Company carried the obligation of paying all of the above mentioned financings immediately because of the violation of the agreement by Felix. The long-term borrowings and finance lease under the agreement was reclassified as other non-current liabilities due within one year. In April, 2010, Felix got the exemption of pre-payment from the syndicate and the conditions of loans have not changed significantly.

27.	Long-term loan

(1)	Long-term loan category

Loan category	At December 31, 2009	At January 1, 2009
Guaranteed loan	20,911,728,000	176,000,000

Total	20,911,728,000	176,000,000

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VIII NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

27.	Long-term loan (continued)

(2)	Five largest long-term borrowings

	beginning day	Expiration date	Interest rate (%)	At December 31, 2009		At January 1, 2009
Lender				USD	RMB	USD	RMB
Hongkong branch of CBOC (note1)	2009-10-16	2014-10-16	Libor+0.75%	200,000,000	1,365,640,000	—	—
Hongkong branch of CDB (note1)	2009-10-16	2014-10-16	Libor+0.75%	300,000,000	2,048,460,000	—	—
Sydney branch of BOC (note1)	2009-12-9	2014-12-16	Libor+0.8%	140,000,000	955,948,000	—	—
Sydney branch of BOC (note1)	2009-10-16	2014-10-16	Libor+0.75%	2,400,000,000	16,387,680,000	—	—
CDB (note2)	2006-3-15	2018-2-19	6.12%	—	154,000,000	—	176,000,000

Note 1:	Yanmei Australia borrowed USD3.04 billion from the syndication of banks taken the lead by Sydney branch of BOC, which was guaranteed by the Company, at the same time, the Company was counter guaranteed by Yankuang Group, the parent company of the Company.

Note 2:	As at December 31, 2009, the borrowing of RMB154 million borrowed from China Development Bank was guaranteed by Yankuang Group, the parent company of the Company.

28.	Expected liabilities

Items	At January 1, 2009	Additions	Carry forward	At December 31, 2009
Reclamation, disposal and environment expenses	—	122,557,899	—	122,557,899

Total	—	122,557,899	—	122,557,899

Note:	Reclamation, disposal and environment expenses accrued for the restoring of coal mines by overseas subsidiaries based on the accounting policy as stated in Note IV 19. The obligation of restoring will be exercised when mining areas out of use or coal resource dried up. The respective assets shall be recognized upon current or non-current restoring reserves based on their relatives with future production.

29.	Other non-current liabilities

Items	Terms	At January 1, 2009	Interest rate (%)	Interest	At December 31, 2009	Conditions for borrowing
Deferred income-leaseback		—	—	—	10,156,042
Deferred income-government grant		—	—	—	3,980,000

Total	—		—		14,136,042	—

(1)	For the period, the differed income of leaseback incorporated by acquisition of Felix generates from the leaseback of Yarrabee coal washery.

(2)	Government grant of RMB3.98 million is the coal production safety appropriation received at current period.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VIII NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

30.	Share capital

	At January 1, 2009		At December 31, 2009
Shareholders names/class	Amount	%	Amount	%
Listed shares with restricted trading conditions
Shares held by state-owned legal person	2,600,000,000	52.8627	2,600,000,000	52.8627
Shares held by management	41,800	0.0009	41,800	0.0009
Subtotal shares with trading moratorium conditions	2,600,041,800	52.8636	2,600,041,800	52.8636
shares without trading moratorium
A shares	359,958,200	7.3186	359,958,200	7.3186
H shares	1,958,400,000	39.82	1,958,400,000	39.82
Subtotal of shares without trading moratorium	2,318,358,200	47.1364	2,318,358,200	47.1364

Total share capital	4,918,400,000	100.0000	4,918,400,000	100.0000

(1)	The share reform plan has been implemented by April 3, 2006. On the first trading day after the completion of the share reform, the shares owned by Yankuang Group, the sole unlisted share holder of the Company, became tradable. However, Yankuang Group committed that it will not sell these shares in 48 months after the implementation of the reform. In respect of the Yankuang Group has promised that the Company will participate in the investment and joint development in the producing oil from coal project when performing the reform of share equity split, there has not been significant progress. As at the reporting date, since the Yankuang Group has not finished the above commitments, its holding shares in the Company will not be traded in the market.

(2)	The share capital has been verified by Deloitte Touche Tohmatsu Certified Public Accountants Ltd (formerly known as Deloitte Touche Tohmatsu Shanghai CPA) on capital verification report Deshibao (Yan)zi No. 588, capital verification Deshibao (Yan)zi (98) No. 439, capital verification Deshibao (Yan)zi (01) No. 006 and capital verification Deshibao (Yan)zi (01) No.040, and Deshibao (Yan)zi (04) No.037, and Deshibao (Yan)zi (05) No.0031. Each share has a par value of RMB1.

31.	Capital reserves

Items	At January 1, 2009	Addition	Reversals	At December 31, 2009
Share premium	3,198,811,050	—	631,240,047	2,567,571,003
Other capital reserves	1,867,544,289	112,536,448	—	1,980,080,737

Total	5,066,355,339	112,536,448	631,240,047	4,547,651,740

Note:	Decrease in share premium for the period was caused by the acquisition of Hua Ju Energy under common control stated in Note VII.iii; the increase in other capital reserves for the period was caused by the change of fair value of available-for-sale financial assets and cash flow hedging contract held by the Group.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VIII NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

32.	Special reserves

Items	At January 1, 2009	Addition	Reversals	At December 31, 2009
Wei jian fei	395,582,514	200,156,712	—	595,739,226
Safety fee	157,188,434	266,875,615	167,632,879	256,431,170
Specific development fund	611,512,916	—	—	611,512,916

Total	1,164,283,864	467,032,327	167,632,879	1,463,683,312

Note:	Special reserves like Work Safety Expenses, Wei jian fei etc, which were previously presented in the special reserves in surplus reserve of owner’s equity, now are presented in special reserve of owner’s equity, for the reason stated in NoteV.1.

33.	Surplus reserves

Items	At January 1, 2009	Addition	Reversals	At December 31, 2009
Statutory common reserve fund	2,820,975,750	420,026,020	—	3,241,001,770

Total	2,820,975,750	420,026,020	—	3,241,001,770

34.	Undistributed profits

Items	Amount	Proportion of accrue or distribution (%)
Closing balance of last period	12,847,985,379
Add: adjustment from opening balance of undistributed profits	-137,930,001
Including:accounting policy change	-190,949,220
Change of consolidated scope under common control	53,019,219
Opening balance	12,710,055,378
Add: net profit attributable to shareholders of parent company	3,880,329,329
Less: Appropriations to statutory common reserve fund	420,026,020	10%
Distribution of dividend	1,967,360,000
Dividend payable to former substantial shareholder of Hua Ju Energy	34,965,000
Closing balance	14,168,033,687

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VIII NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

35.	Minority interest

Subsidiary	Proportion of minority interest	At December 31, 2009	At January 1, 2009
Heze Neng Hua	3.33	41,089,934	45,057,104
Hua Ju Energy	4.86	32,210,431	149,857,060
Subsidiaries of Felix	—	23,542,370	—
Zhongyan Company	47.62	3,787,093	3,835,760
Yanmei Shipping	8.00	1,081,145	928,292
Shanxi Tianchi	18.69	—	—
Shanxi Tianhao	0.15	—	50,525

Total		101,710,973	199,728,741

Note:	For the current reporting period, minority interests decrease by 49%, mainly due to the acquisition of minority equity of Hua Ju Energy and restatement of opening balance. Loss of Shanxi Tianchi and Shanxi Tianhao, the subsidiary of the Company, is carried by the Group.

36.	Operation revenue and operation cost

Items	2009	2008
Principal operations	20,677,139,154	25,402,455,422
Other operations	823,213,061	950,835,749

Total	21,500,352,215	26,353,291,171

Principal operations cost	11,261,416,462	12,453,303,903
Other operations cost	958,800,635	1,038,153,751

Total	12,220,217,097	13,491,457,654

(1)	Principal operations – Classification by sector

	2009		2008
Items	Operation revenue	Operation cost	Operation revenue	Operation cost
Coal mining	19,947,748,207	10,468,297,207	24,885,987,714	11,979,266,691
Electricity power	187,540,670	188,854,957	207,547,410	192,187,345
Heating supply	15,637,516	7,364,426	14,538,196	8,416,113
Coal chemical	258,867,253	352,942,562	38,667,632	37,833,952
Other	267,345,508	243,957,310	255,714,470	235,599,802

Total	20,677,139,154	11,261,416,462	25,402,455,422	12,453,303,903

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VIII NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

36.	Operation revenue and operation cost (continued)

(2)	Principal operations – Classification by product

	2009		2008
Items	Operation revenue	Operation cost	Operation revenue	Operation cost
Revenue from domestic sales of coal products	17,800,023,340	8,725,561,871	21,125,564,070	9,428,559,849
Revenue from export sales of coal products	1,035,222,371	665,197,710	1,850,785,828	740,365,188
Sales of coal purchased from other companies	1,112,502,496	1,077,537,626	1,909,637,816	1,810,341,654
Revenue from railway transportation services	267,345,508	243,957,310	255,714,470	235,599,802
Sales of methanol	258,867,253	352,942,562	38,667,632	37,833,952
Sales of electricity power	187,540,670	188,854,957	207,547,410	192,187,345
Sales of heat	15,637,516	7,364,426	14,538,196	8,416,113

Total	20,677,139,154	11,261,416,462	25,402,455,422	12,453,303,903

(3)	Principal operations – Classification by area

	2009		2008
Area	Operation revenue	Operation cost	Operation revenue	Operation cost
Domestic	19,641,916,783	10,596,218,752	23,551,669,594	11,712,938,715
International	1,035,222,371	665,197,710	1,850,785,828	740,365,188

Total	20,677,139,154	11,261,416,462	25,402,455,422	12,453,303,903

(4)	Total sales amount of the 5 largest customers in 2009 is RMB5,808.06 million, which accounts for 28% in total revenue.

37.	Operating taxes and surcharges

Items	Proportion	2009	2008
Business tax	3%, 5%	12,312,133	10,861,668
City construction tax	7%	184,439,941	167,088,492
Education fee	3%	80,284,958	72,669,884
Local education fee	1%	25,899,239	23,428,905
Resource tax		125,352,702	122,553,709

Total		428,288,973	396,602,658

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VIII NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

38.	Financial expenses

Items	2009	2008
Interest expenses	31,492,670	50,781,843
Less: interest income	187,603,581	143,450,630
Add: exchange loss	-46,150,169	328,857,543
Add: other expenses	40,062,187	9,582,239

Total	-162,198,893	245,770,995

Note:	Financial expenses of this period decreased by 166% compared with the same period of last year; mainly due to significant increase of exchange profit and interest income.

39.	Impairment loss

Items	2009	2008
Bad debt	-13,634,286	-4,369,137

Total	-13,634,286	-4,369,137

40.	Investment income

(1)	Sources of investment income

Items	2009	2008
Long-term equity investment income under equity method	109,786,300	-67,366,659
Income from disposal of long-term investment	—	2,389,284
Income of entrust loan	—	132,230,000
Investment from AFS financial assets	2,287,590	7,401,387

Total	112,073,890	74,654,012

(2)	Long-term equity investment income under equity method

Items	2009	2008	Reason of change
Total	109,786,300	-67,366,659
Including:
China HD Zoucheng Co., Ltd.	109,786,300	-67,366,659	Investees under equity method got a profit

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VIII NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

41.	Non-operating income

(1)	Non-operating income

Items	2009	2008
Gain on disposal of non-current assets	8,756,783	13,706,989
Including: gain on disposal of fixed assets	8,756,783	13,706,989
Government grant income	29,839,242	26,301,039
Other	5,800,521	1,571,227

Total	44,396,546	41,579,255

(2)	Government grant income

Items	2009	2008	basis and sources
Taxation reduce on product from comprehensive use of resources	27,939,242	22,801,039	Jiguoshui Liupizi
			(2009) NO.1
Special fund for environment and energy conservation allocated by financial Bureau	1,900,000	—	Zoucaijian (2009) NO.5
Bonus for methanol project	—	3,500,000	Xiaofa (2008) NNO.5/ Xiaozhengfa (2004) NO.73

Total	29,839,242	26,301,039

42.	Non-operating expenses

Items	2009	2008
Loss on disposal of non-current assets	20,598,090	1,791,118
Including: loss on disposal of fixed assets	20,598,090	1,791,118
Written-off the prepayment of dealings for railway investment and construction	13,735,202	—
Donation expenditure	—	18,155,000
Inventory shortage loss	—	71,205
Other	4,676,423	6,400,571

Total	39,009,715	26,417,894

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VIII NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

43.	Income taxes

(1)	Income taxes

Items	2009	2008
Current tax expense	1,813,897,307	2,641,415,306
Deferred tax expense	-309,251,886	-319,038,002

Total	1,504,645,421	2,322,377,304

(2)	Current tax expense (Domestic)

Items	Amount
Total profit of the year	5,232,537,393
Add: increase of tax adjustment	1,882,038,110
Less: decrease of tax adjustment	620,649,201
Add: unrecognized tax loss	556,687,605
Taxable income of the year	7,050,613,907
Statutory income tax rate (25%)	25%
Income tax payable of the year	1,762,653,477
Add: other adjustments	42,221,487
Current tax expense	1,804,874,964

(3)	Current tax expense (Yancoal Australia)

Items	Amount
Total profit of the year	303,759,152
Add: increase of tax adjustment	26,040,050
Less: recovering of past losses	299,724,727
Taxable income of the year	30,074,475
Statutory income tax rate (30%)	30%
Income tax payable of the year	9,022,343
Current tax expense	9,022,343

(4)	Income taxes decreased by 35%, mainly due to the decrease of profit compared with last year.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VIII NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

44.	Computation process of basic and diluted earnings per share

Items	No.	2009	2008
Net profit attributable to shareholders of the parent company	1	3,880,329,329	6,323,984,340
Extraordinary gain attributable to parent company	2	2,151,435	116,983,956
Net profit attributable to shareholders of the parent company, excluding extraordinary gain	3=1–2	3,878,177,894	6,207,000,384
Total shares at the beginning of the period	4	4,918,400,000	4,918,400,000
Shares added through reserves fund addition and shares dividend distribution addition (I)	5	—	—
Shares added by issuing and debt-to-equity (II)	6	—	—
Shares added (II) months from next month to the end of the period	7	—	—
Shares decreased by buy-back and shares shrink	8	—	—
Month from the next month to the end of the month	9	—	—
Duration the period	10	12.00	12.00
Weighted average of common shares issued	11=4+5+6×7÷10 –8×9÷10	4,918,400,000	4,918,400,000
Basic earnings per share (I)	12=1÷11	0.7889	1.2858
Basic earnings per share (II)	13=3÷11	0.7885	1.2620
common shares interest with diluted potential which is recognized as expenses	14	—
Converting fee	15	—
income tax rate	16	25.00%	25.00%
Shares added through stock warrant and option exertion	17	—	—
Diluted earning per share (I)	18=[1+(14–15)×(1–16)] ÷(11+17)	0.7889	1.2858
Diluted earning per share (II)	19=[3+(14–15)×(1–16)] ÷(11+17)	0.7885	1.2620

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VIII NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

45.	Other comprehensive income

Items		2009	2008
1.	Gains (losses) generated by available for sales financial assets	125,224,821	-269,638,718
	Less: income tax influence generated by available for sales financial assets	31,306,205	-67,409,680
	Net amount presented in other comprehensive income in past periods and transferred in profits and losses at current period	—	—

Subtotal		93,918,616	-202,229,038

2.	Gains (losses) generated by cash flow hedging instruments	9,831,506	-16,765,397
	Less: income tax influence generated by cash flow hedging instruments	2,949,452	-5,029,619
	Net amount presented in other comprehensive income in past periods and transferred in profits and losses at current period	11,735,778	—

Subtotal		18,617,832	-11,735,778

3.	difference from translation of overseas operation statements	134,183,513	-101,226,965
	Less: amount transferred into profit and loss of the current period from disposal of overseas operating	—	—

Subtotal		134,183,513	-101,226,965

Total		246,719,961	-315,191,781

Note:	Other comprehensive income increased significantly, mainly due to the substantial increase of cash flow hedging, fair value of AFS financial assets and Australian dollar market rate.

46.	Cash flow

(1)	Cash received/paid relating to operating activities/investment/finance activities

1)	OTHER CASH RELATING TO OPERATING ACTIVITIES

Items	2009
Interest income	187,603,581
Sundry revenue	92,322,501
Received cash from funds paid on other’s behalf	27,835,590
Government grants	5,130,000

Total	312,891,672

2)	OTHER CASH PAID RELATING TO OPERATING ACTIVITIES

Items	2009
Payments for selling and administrative expenses	1,942,280,611
Sporadic cash payment	27,023,933
Others	23,166,395

Total	1,992,470,939

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VIII NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

46.	Cash flow (continued)

(1)	Cash received/paid relating to operating activities/investment/finance activities (continued)

3)	OTHER CASH RECEIVED RELATING TO INVESTING ACTIVITIES

Items	2009
Addition of fixed certificates of deposit and restricted deposit	2,384,488,113

Total	2,384,488,113

(2)	Supplemental information of consolidated cash flow statement

Items	2009	2008
Net profit	3,906,530,227	6,337,186,953
Add: Provision of impairment of assets	-13,634,286	-4,369,137
Depreciation of fixed assets	1,635,892,892	1,255,680,376
Amortization of intangible assets	54,079,276	45,139,707
Amortization of long-term deferred expenses	2,761,020	2,997,810
Accrued special reserves	467,032,327	463,431,794
Losses on disposal of fixed assets, intangible and other long-term assets (“-” represents gain)	11,841,307	-11,915,872
Financial expenses (“-” represents gain)	-10,993,124	258,968,136
Loss arising from investments (“-” represents gain)	-112,073,890	-74,654,012
Influence of deferred taxes assets (“-” represents increase)	-309,251,886	-319,038,002
Decrease in inventories (“-” represents increase)	-19,575,274	-376,467,876
Decrease in receivables under operating activities (“-” represents increase)	-1,223,405,717	-23,013,702
Increase in payables under operating activities (“-” represents decrease)	1,782,563,389	-135,315,453
Net cash flow from operating activities	6,171,766,261	7,418,630,722
3. Changes in cash and cash equivalents
Cash, closing	8,522,398,899	8,444,144,457
Less: Cash, opening	8,444,144,457	5,735,100,500
Net addition in cash and cash equivalents	78,254,442	2,709,043,957

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

VIII NOTES TO CONSOLIDATION FINANCIAL STATEMENTS (continued)

46.	Cash flow (continued)

(3)	Acquisition or disposal of subsidiaries and other operating entities during the current year

Items		2009	2008
Acquiring subsidiaries and other operating entities
1.	Price of acquiring subsidiaries and other operating entities	21,152,368,660	—
2.	Cash or cash equivalent paid for acquiring subsidiaries and other operating entities	21,024,227,423	—
	Less: Cash or cash equivalent owned by subsidiaries and other operating entities	872,435,480	—
3.	Net cash amount paid for acquiring subsidiaries and other operating entities	20,151,791,943	—
4.	Net assets from acquisition of subsidiaries	20,392,225,029	—
	Current assets	2,183,885,768	—
	Non-current assets	22,355,493,540	—
	Current liabilities	3,009,701,166	—
	Non-current liabilities	1,137,453,113	—

(4)	Cash and cash equivalents

Items	2009	2008
Cash	8,522,398,899	8,444,144,457
Including: cash on hand	486,395	729,163
Deposits that can be readily drawn on demand	7,980,436,152	8,440,854,170
Other currency that can be readily drawn on demand	541,476,352	2,561,124
Cash equivalents	—	—
Cash and cash equivalents balance	8,522,398,899	8,444,144,457
Including: Cash and cash equivalents with limited use right by parent company or subsidiaries of the Group	—	—

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

IX. RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS

i.	RELATIONSHIP OF RELATED PARTIES

1.	Parent company and ultimate control party

(1)	Parent company and ultimate control party

Parent company and ultimate control party	Type of ownership	Registration address	Business nature	Statutory representative	Organization code
Yankuang Group	State-owned	Zoucheng, Shandong	Industry processing	Geng Jiahuai	166122374

(2)	The registered capital of the Parent Company and its changes.

Parent Company	At January 1, 2009	Addition	Reversals	At December 31, 2009
Yankuang Group	3,353,388,000	—	—	3,353,388,000

(3)	The proportion and changes of equity interest of the parent company

	Shareholding amount		Shares proportion
Parent Company	At December 31, 2009	At January 1, 2009	At December 31, 2009	At January 1, 2009
Yankuang Group	2,600,000,000	2,600,000,000	52.86%	52.86%

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

IX. RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

i.	RELATIONSHIP OF RELATED PARTIES (continued)

2.	Subsidiaries

(1)	Subsidiaries

Subsidiaries	Type of enterprise	Registration address	Business nature	Statutory representative	Organization code

Qingdao Free Trade Zone Zhongyan Trade Co., Ltd	limited liability	Shandong	Trade and storage	Fan Qingqi	16362500-5

Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	limited liability	Shaanxi	Production and sales of methanol and acetic acid	Wang Xin	75881603-8

Yancoal Australia Pty Limited	limited liability	Australia	Investment and shareholding

Austar Coal Mine Pty Limited.	limited liability	Australia	Coal mining and sales

Felix Resources Limited.	limited liability	Australia	Coal mining and sales

Yanmei Heze Neng Hua Co., Ltd	limited liability	Shandong	Coal mining and sales	Wang Xin	75445658-1

Yankuang Shanxi Neng Hua Co., Ltd	limited liability	Shanxi	Thermoelectricity investment, coal technology service	Qu Tianzhi	74601732-7

Shanxi Heshun Tianchi Energy Co., Ltd	limited liability	Jinzhong	Intensive process of coal product	Wang Xisuo	11285097-4

Shanxi Tianhao Chemicals Co., Ltd	limited liability	Shanxi	Production and sales of methanol and coals	Yin Mingde	73403278-1

Shandong Yanmei Shipping Co., Ltd.	limited liability	Shandong	Freight transportation and coal sales	Wang Xinkun	16612592X

Shandong Hua Ju Energy Co., Ltd.	limited liability	Shandong	Sales and production of electricity power with coal slimes and gangue, and comprehensive use of waste heat	Zhao Zengyu	73927723-5

Yanzhou Coal Mining Eerduosi Nenghua Co., Ltd.	limited liability	Neimenggu	600,000 tons methanol	Wang Xin	69594585-1

(2)	The share proportion or equity and its changes

Subsidiaries	At January 1, 2009	Addition	Reversal	At December 31, 2009
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd	2,100,000	—	—	2,100,000
Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	1,400,000,000		—	1,400,000,000
Yancoal Australia Pty Limited	AUD64,000,000	—	—	AUD64,000,000
Austar Coal Mine Pty Limited.	AUD64,000,000	—	—	AUD64,000,000
Felix Resources Limited.	—	AUD445,370,000		AUD445,370,000
Yanmei Heze Neng Hua Co., Ltd	1,500,000,000	—	—	1,500,000,000
Yankuang Shanxi Neng Hua Co., Ltd	600,000,000	—	—	600,000,000
Shanxi Heshun Tianchi Energy Co., Ltd	90,000,000	—	—	90,000,000
Shanxi Tianhao Chemicals Co., Ltd	150,000,000	—	—	150,000,000
Shandong Yanmei Shipping Co., Ltd.	5,500,000	—	—	5,500,000
Shandong Hua Ju Energy Co., Ltd.	288,590,000	—	—	288,590,000
Yanzhou Coal Mining Eerduosi Nenghua Co., Ltd.	—	500,000,000	—	500,000,000

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

IX. RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

i.	RELATIONSHIP OF RELATED PARTIES (continued)

2.	Subsidiaries (continued)

(3)	The proportion and changes of equity interest of subsidiaries

	Shareholding amount				Shares proportion (%)
Subsidiaries	At December 31, 2009		At January 1, 2009		At December 31, 2009	At January 1, 2009
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd		1,100,000		1,100,000	52.38	52.38
Yanzhou Coal Mining Yulin Neng Hua Co., Ltd		1,400,000,000		1,400,000,000	100.00	100.00
Yancoal Australia Pty Limited	AUD	64,000,000	AUD	64,000,000	100.00	100.00
Austar Coal Mine Pty Limited.	AUD	64,000,000	AUD	64,000,000	100.00	100.00
Felix Resources Limited.	AUD	445,370,000		—	100.00	—
Yanmei Heze Neng Hua Co., Ltd		1,450,000,000		1,450,000,000	96.67	96.67
Yankuang Shanxi Neng Hua Co., Ltd		600,000,000		600,000,000	100.00	100.00
Shanxi Heshun Tianchi Energy Co., Ltd		73,180,000		73,180,000	81.31	81.31
Shanxi Tianhao Chemicals Co., Ltd		149,770,000		149,770,000	99.85	99.85
Shandong Yanmei Shipping Co., Ltd.		5,060,000		5,060,000	92.00	92.00
Shandong Hua Ju Energy Co., Ltd.		275,490,000		—	95.14	—
Yanzhou Coal Mining Eerduosi Nenghua Co., Ltd.		500,000,000		—	100.00	—

3.	Joint venture and associated company

(1)	Joint venture and associated company

Investee name	Type of enterprise	Registration address	Business nature	Statutory representative	Registered capital		Shares proportion (%)	Registered No.
Associated company
China HD Zouxian Co., Ltd.	limited liability	Zoucheng	Electricity power	Zhong Tonglin	RMB	3 billion	30	66930776-8
Joint venture company
Australian Coal Processing Holding Pty Ltd	limited liability	Australia	Holding company, no operations				60
Ashton Coal Mines Limited	limited liability	Australia	Holing and sales of real-estate		AUD	100	60

Note:	The company holds 60% shares and 33.33% voting shares of Australian Coal Processing Holding Pty Ltd and Ashton Coal Mines Limited, retailed in NoteVII.i.12.(2).

(2)	Financial information stated in Note VIII.9.(3).

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

IX. RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

i.	RELATIONSHIP OF RELATED PARTIES (continued)

4.	Other related parties (limited to transaction with the Group)

Type of related relationship	Related parties	Transactions
(1) Other enterprises under control of the same controlling shareholder and ultimate controlling party

	Yankuang Group Tangcun Shiye Co., Ltd.	Sales of goods and materials, purchase of materials, acceptance of labours
	Yankuang Group Dalu Machinery Co., Ltd.	Sales of goods and materials, purchase of materials, acceptance of labours
	Yankuang Group Zoucheng Jinming Gongmao Co., Ltd.	Sales of goods and materials, purchase of materials
	Shandong Yankuang International Coking Co., Ltd.	Sales of goods and materials
	Yankuang Group Logistics Co., Ltd.	Sales of goods, acceptance of labours
	Yankuang Group Donghua Construction Co., Ltd.	Sales of goods, purchase of materials, acceptance of labours service
	Yankuang Group Zoucheng Jintong rubber Co., Ltd.	Sales of goods, purchase of materials
	Yankuang Meihua Gongxiao Co., Ltd	Sales of goods
	Shandong Yankuang Jisan Electricity Co., Ltd	Sales of goods
	Yankuang Donghua Zoucheng Haitian Trading Co., Ltd	Sales of goods
	Yankuang Shengbao Gongmao Co., Ltd	Sales of goods
	Yankuang Group Coal Chemical Co., Ltd.	Sales of goods
	Yanri Coal Slurry Co., Ltd	Sales of goods
	Donghua Xinlu Co., Ltd	Sales of materials, acceptance of labours service
	Yankuang Group Xinshiji Co., Ltd.	Sales and purchase of materials, acceptance of labours service
	Yankuang Group Electrical and Machinery Equipment Co., Ltd.	Sales and purchase of materials, acceptance of labours service
	Yankuang Group Chenxing Meiji Zhixiu Co., Ltd.	Sales and purchase of materials, acceptance of labours service
	Jining Yanmei Guqiang Jidian Zhixiu Co., Ltd.	Sales and purchase of materials
	Yankuang Guotai Chemicals Co., Ltd.	Sales of materials
	Yankuang Group Hailu Construction Co., Ltd.	Sales of materials
	Yankuang Boyang Foreign Economic and Trading Co., Ltd.	Acceptance of labours service
	Yankuang Donghua 37 Chu	Acceptance of labours service
	Yankuang Donghua Geological Co., Ltd.	Acceptance of labours service
	Yankuang Donghua Jianan Co., Ltd.	Acceptance of labours service
	Yankuang Group Electrical and Machinery Equipment Co., Ltd.	Purchase of materials, Acceptance of labours service
	Yankuang Group Zoucheng Huajiang Design and Research Co., Ltd.	Purchase of materials, Acceptance of labours service
	Yankuang Boyang Foreign Economic and Trading Co., Ltd.	Purchase of materials
	Yankuang Group Changlong Cable Co., Ltd.	Purchase of materials
	Yankuang Group Fuxing Shiye Co., Ltd.	Purchase of materials
	Yankuang Group Labour Service Co., Ltd.	Purchase of materials
	Yankuang Group Zoucheng Dehailan Rubber Co., Ltd.	Purchase of materials
	Yankuang Xinshiji Kenuode Dianqishebei Co., Ltd.	Purchase of materials
	Yanzhou Dongfang Jidian Co., Ltd.	Purchase of materials
	Zouchengshi Yanmei Saifu Safety Instrument Co., Ltd.	Purchase of materials
	Other enterprises under control of the samecontrolling hareholder	Sales and purchase of materials, acceptance of labours service

(2) Joint ventures

	Ashton Mining Co., Ltd.	Dealings payment

(3) Other enterprises under control of the overseas subsidiaries’ directors

	Ilwella Co., Ltd.	Dealings payment

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

IX. RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

ii.	RELATED PARTY TRANSACTIONS

1.	Goods purchasing

Type and name	2009		2008
of related parties	Amount	Proportion	Amount	Proportion
Parent company and ultimate control party	598,498,407	16%	471,768,146	23%

Total	598,498,407	16%	471,768,146	23%

Note:	Based on market price or negotiated price.

2.	Goods sales

Type and Name	2009		2008
of related parties	Amount	Proportion	Amount	Proportion
Yankuang Group and its affiliates (Coal sales)	2,086,542,299	10	1,332,519,338	5
Yankuang Group and its affiliates (Material sales)	317,478,815	50	550,781,657	59
Yankuang Group and its affiliates (Electricity power and heat supply)	204,061,936	100	196,206,294	88

Total	2,608,083,050		2,079,507,289

Note:	Based on market price or negotiated price.

3.	Guarantee

Assurance Provider	Secured party	Amount guaranteed	Guarantee day forward from	Guarantee maturity date	Completion
Yankuang Group	Shanxi Neng Hua	247,000,000	2006.02.13	2018.2.19	No
The company	Yanmei Australia	USD2,900,000,000	2009.10.16	2014.10.16	No
The company	Yanmei Australia	USD140,000,000	2009.12.09	2014.12.16	No
Felix	Subsidiaries of Felix	AUD39,660,000	2008.07.24		No
Felix	Entity under joint control	AUD7,030,000	2003.10.16		No

Note:	The Company’s holding shareholder Yankuang Group provides counter-guarantee for this guaranteeing events.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

IX. RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

ii.	RELATED PARTY TRANSACTIONS (continued)

4.	Assets acquisition from related party

(1)	Acquisition of Jining III

On January 1, 2001, the Company acquired Jining III according to the “Agreement for Acquisition of Jining III” signed with Yankuang Group at the consideration of RMB2,450.9 million and mining rights of RMB132.48 million totally RMB2,583.38 million.

By December 31, 2009, the Company had paid RMB2,570.13 million to Yankuang Group for the above acquisition, including the consideration of RMB2,450.9 million and the mining rights of RMB119.23million.

According to the agreement, the Company will pay the interest-free consideration for the cost of mining rights over ten years by equal instalments before December 31 of each year commencing from year 2001. The Company is scheduled to pay for the mining rights of RMB13.248million as the ninth instalment before December 31, 2010.

The consideration for the acquisition is determined according to revaluation price.

(2)	Acquisition of Hua Ju Energy

In this reporting period, the Company acquired 74% equity interest in Hua Ju Energy held by Yankuang Group with a consideration of RMB593.24 million. The consideration was determined on the basis of the assessed net assets value of Hua Ju Energy in Assessment Report on Intending Transferred Equity Interest in Shandong Hua Ju Energy Company Ltd. Held by Yankuang Group Co., Ltd. (Zhongweihuadechengpingbaozi (2008) No.1146). The transfer has been approved by State-owned Assets Supervision and Administration Commission of Shandong Provincial Government, the Company has fully paid the consideration and the process of transfer has been completed. Stated in Note VII, this transaction constituted an acquisition under common control.

5.	Transaction with key management

Total amount of salaries paid to key management (including salaries, welfare and subsidies paid in the form of cash, goods and others), for the period ended December 31, 2009 is RMB4.28 million. RMB3.38 million was paid as compared with same period in 2008.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

IX. RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

ii.	RELATED PARTY TRANSACTIONS (continued)

6.	Free use of trademark

The trademark of the Company, registered and owned by controlling shareholder, can be freely used by the Company.

7.	Other transactions

Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages staff social insurance. Amount charged to expenses of the Company for the period ended December 31, 2009 and 2008 are RMB838.78 million and RMB519.76 million respectively.

Yankuang Group manages the retired personnel, retirement benefits expenses are determined by the Company within the contracted limit. Amount charged to expenses of the Company in 2009 and 2008 are RMB387.7 million and RMB288.16million respectively.

Pursuant to an agreement signed by the Company and Yankuang Group, the department and subsidiaries of Yankuang Group provided the following services and charged related service fees during the year, transaction price shall be determined by market price, government pricing or negotiated price.

Items	2009 (million)	2008 (million)
Laboring received from the Group
Construction service	242.59	294.94
Road transportation fee	79.56	86.67
Gas and heating expenses	40.80	26.00
Buildings management fee	140.00	86.20
Technicians training fee	26.00	20.00
Repairs service	388.92	253.86
Employees’ benefits	113.26	89.37
Environmental protection and greening	41.70	26.70
Public facilities expenses	39.07	20.39
Others	46.10	27.00

Subtotal	1,158.00	931.13

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

IX. RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

iii.	Amount due to or from related party

1.	Notes receivables

Related parties	At December 31, 2009	At January 1, 2009
Parent company	—	300,000
Other enterprises under the control of the same parent company	701,041,389	198,969,582

Total	701,041,389	199,269,582

2.	Accounts receivables

Related parties	At December 31, 2009	At January 1, 2009
Other enterprises under the control of the same parent company	2,487,344	6,030,040
Joint venture	81,329,022	—

Total	83,816,366	6,030,040

3.	Other receivables

Related parties	At December 31, 2009	At January 1, 2009
Parent company	10,900,000	61,369,919
Other enterprises under the control of the same parent company	17,786,748	11,408,559
Joint venture	66,321,107	—

Total	95,007,855	72,778,478

4.	Prepayment

Related parties	At December 31, 2009	At January 1, 2009
Parent company	—	—
Other enterprises under the control of the same parent company	—	6,000,000

Total	—	6,000,000

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

IX. RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

iii.	Amount due to or from related party (continued)

5.	Other current assets

Related parties	At December 31, 2009	At January 1, 2009
Parent company	—	25,245,906

Total	—	25,245,906

6.	Short-term loan

Related parties (Items)	At December 31, 2009	At January 1, 2009
Parent company	—	120,000,000

Total	—	120,000,000

7.	Notes payable

Related parties (Items)	At December 31, 2009	At January 1, 2009
Other enterprises under the control of the same parent company	9,116,448	15,321,244

Total	9,116,448	15,321,244

8.	Accounts payable

Related parties (Items)	At December 31, 2009	At January 1, 2009
Parent company	338,448	—
Other enterprises under the control of the same parent company	64,171,861	43,501,564

Total	64,510,309	43,501,564

9.	Other payables

Related parties (Items)	At December 31, 2009	At January 1, 2009
Parent company	844,251,236	572,641,496
Other enterprises under the control of the same parent company	389,556,278	498,631,907
Other enterprises controlled by overseas subsidiaries’ directors	216,292,937	—

Total	1,450,100,451	1,071,273,403

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

IX. RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS (continued)

iii.	Amount due to or from related party (continued)

10.	Advances from related parties

Related parties (Items)	At December 31, 2009	At January 1, 2009
Other enterprises under the control of the same parent company	175,678,911	43,435,575

Total	175,678,911	43,435,575

11.	Long-term payables mature within one year

Related parties (Items)	At December 31, 2009	At January 1, 2009
Parent company	12,648,464	12,648,464

Total	12,648,464	12,648,464

X. CONTINGENCY

1.	Guarantees

By December 31, 2009, the Company and Felix guaranteed for other subsidiaries of the Group as stated in Note IX.3.

2.	As at December 31, 2009, the Group does not have any other significant contingencies.

XI. COMMITMENTS

1.	Ongoing investment agreement and related financial expenditure

(1)	The Company entered into an agreement with two independent third parties to establish a company to operate Yulin Yushuwan Coal Mine in Shaanxi. Pursuant to agreement, the Company shall pay RMB196.80 million (see Note VIII.18), and the Company has paid RMB117.93 million. By December 31, 2009, RMB78.87 million is still not paid by the Company. As at this reporting date, the Company’s application legal files for establishment and registration have been handed on to National Development and Reform Committee (Shan Development and Reform Coal and Electricity (2009) No. 1652) and related government departments, and are still waiting to be approved.

(2)	In December of 2009, the Company entered into a share transfer agreement with four companies (such four companies under the same control of an independent third party) to acquire an industry gas company, a mining investment company and a chemical company which all locate in Neimenggu. The transfer price amount to RMB190 million, including RMB57.00 million which has been paid by the Company and RMB133.00 million not paid at the end of December 31, 2009.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

XI. COMMITMENTS (continued)

2.	Ongoing agreements and related financial influence

As at December 31, 2009 (T), the amount shall be carried by the Group for irrevocable operating lease and finance lease of machinery and equipments, buildings, use right of railway stated as the follows.

Terms	Operating lease	Finance lease
T+1years	27,765,404	150,820,323
T+2years	14,713,171	101,254,354
T+3years	10,779,733	98,866,909
T+3years later	179,662,275	490,648,191

Total	232,920,583	841,589,777

3.	By December 31, 2009, the Group’s other commitments which have not been recognized in the financial statements are as follows:

Commitments	December 31, 2009	December 31, 2008
Capital expenditure-purchase and construction of assets	716,200,000	142,400,000

Total	716,200,000	142,400,000

4.	Except for the above stated commitments, the Company has no other significant commitments to claim by December 31, 2009.

XII. EVENTS AFTER BALANCE SHEET DATE

1.	Pursuant to the decision at the thirteenth meeting of the Forth Board, the company signed “Capital Contribution Agreement in relation to the formation of the Finance Company of the Group” with Yankuang Group, the dominant shareholder of the Company, and Zhongcheng Entrust Co.,Ltd on April 20, 2010. Registered capital of the finance company is RMB500 million, including the investment of RMB125 million by the Company, with the share proportion of 25%.

2.	On April 23, 2010, as approved at the fourteenth meeting of the Forth Board, the Company proposed to declare a cash dividend payable at RMB 2.5 per ten share (tax included), i.e. the sum of RMB 1,229.6 million, on the basis of total capital on December 31, 2009. This shall be implemented after the authorization by meeting of shareholders.

3.	On April 23, 2010, as approved at the fourteenth meeting of the Forth Board, the Company proposed to alter accounting estimate of amortization of mining rights from straight-line-method to unit of output method. The alteration adopts prospective approach.

4.	Except for the above stated events, the Group has no other significant events after balance sheet day to claim.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

XIII. SEGMENT REPORT

1.	Segment report in 2009

Items	Coal mining business	Railway transportation business	Electricity power and methanol	Undistributed items	Inter-segment elimination	Total
Operating revenue	20,966,827,328	329,014,547	1,183,449,657	38,596,273	1,017,535,590	21,500,352,215
– External	20,625,934,575	267,345,508	605,024,986	2,047,146	—	21,500,352,215
– Inter-segment	340,892,753	61,669,039	578,424,671	36,549,127	1,017,535,590	—

Operating cost and expenses	15,087,364,707	440,846,552	1,353,946,052	30,353,582	817,947,495	16,094,563,398
– External	11,333,105,739	243,957,310	643,027,603	126,445	—	12,220,217,097
– Inter-segment	272,714,203	58,615,123	462,739,736	23,878,433	817,947,495	—
– Operating expense during the period	3,481,544,765	138,274,119	248,178,713	6,348,704	—	3,874,346,301

Total operating profit	5,879,462,621	-111,832,005	-170,496,395	8,242,691	199,588,095	5,405,788,817

Total assets	64,871,329,719	690,172,392	5,437,059,985	45,649,324	8,791,862,703	62,252,348,717
Total liabilities	34,891,099,125	85,694,766	3,207,179,213	24,182,296	4,415,303,079	33,792,852,321
Complementary information
Depreciation and amortization	1,324,173,119	91,623,484	274,927,977	2,008,608	—	1,692,733,188
Non-cash expenses excluding depreciation and amortization	-12,841,705	—	-792,581	—	—	-13,634,286
Capital expenditure	20,209,965,767	13,143,981	1,063,679,848	6,286,245	—	21,293,075,841

2.	Segment report in 2008

Items	Coal mining business	Railway transportation business	Electricity power and methanol	Undistributed items	Inter-segment elimination	Total
Operating revenue	25,867,204,909	344,172,685	763,581,028	32,243,895	653,911,346	26,353,291,171
– External	25,683,653,778	255,714,470	381,679,028	32,243,895	—	26,353,291,171
– Inter-segment	183,551,131	88,458,215	381,902,000	—	653,911,346	—

Operating cost and expenses	17,021,898,287	434,835,477	758,395,336	30,616,712	536,857,537	17,708,888,275
– External	13,001,103,042	235,599,802	230,280,868	24,473,942	—	13,491,457,654
– Inter-segment	170,577,096	79,853,941	286,426,500	—	536,857,537	—
– Operating expense during the period	3,850,218,149	119,381,734	241,687,968	6,142,770	—	4,217,430,621

Total operating profit	8,845,306,622	-90,662,792	5,185,692	1,627,183	117,053,809	8,644,402,896
Total assets	35,452,404,627	757,080,892	4,723,437,838	43,324,394	8,034,894,001	32,941,353,750
Total liabilities	7,137,822,033	46,008,494	3,037,360,562	23,665,813	4,068,133,625	6,176,723,277
Complementary information
Depreciation and amortization	1,068,758,668	88,929,252	143,919,018	2,210,955	—	1,303,817,893
Non-cash expenses excluding depreciation and amortization	-5,089,295	—	720,158	—	—	-4,369,137
Capital expenditure	2,881,296,524	56,566,044	179,769,683	1,851,706	—	3,119,483,957

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

XIV. OTHER IMPORTANT EVENTS

1.	Based on the comparability and the importance principle of financial statements, the disclosure of some items in the financial statements during the comparative period has been reclassified according to the disclosure for the current period.

2.	Mining rights

According to the Mining Rights Agreement signed between the Company and the Group in October, 1997 and supplementary agreement signed in February, 1998, an annual fee as compensation for mining rights of five coal mines owned by the Yankuang Group is RMB12.98 million which is subject to new regulations after a ten-year period if they comes out.

Pursuant to Implement Scheme about Experimental Units of Coal Mining Rights Paid which was approved by the State Council and jointly issued by the Ministry of Finance, State Resources Department and Development and Reformation Committee in September, 2006, despite free mining rights developed and invested by the country, enterprises should pay mining price on the base of reevaluation on remaining resource reserves. Shandong Province is one of the experimental provinces carrying paid mining rights. By the reporting day, the Company has been making assessment on remaining reserves. Pursuant to decision made in the sixth meeting of the Forth Board, compensation fee of RMB5 is accrued at per ton raw coal minded for the five coal mines owned by the Company, which is subject to detailed scheme when it comes out. RMB135.14 million has been accrued according to this criterion during the period from January 1, 2008 to December 31, 2008. RMB137.07 million has been accrued according to this criterion during the period from January 1, 2009 to December 31, 2009.

3.	Finance lease

As at December 31, 2009, finance lease of the Group details in Note “XIII.10”, minimum lease payments details stated in Note XI.2, the balance of unconfirmed financing expenses is RMB184.89 million.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

XIV. OTHER IMPORTANT EVENTS (continued)

4.	Assets and liabilities measured by fair values

Items	At January 1, 2009	Gain or loss from change of fair value for the current year	Accumulative change of fair value charged in equity	Accrued impairment for the current year	At December 31, 2009
Financial assets
Derivate financial instruments		—	9,831,506	—	37,760,077
Available for sales financial assets	139,447,161	—	125,224,821	—	264,672,846

Subtotal	139,447,161	—	135,056,327	—	302,432,923

Financial liabilities
Derivate financial instruments	29,434,968	—	16,765,397	—	28,332,821

Subtotal	29,434,968	—	16,765,397	—	28,332,821

5.	Financial assets and liabilities of foreign currency

Items	At January 1, 2009	Gain or loss from change of fair value for the current year	Accumulative change of fair value charged in equity	Accrued impairment	At December 31, 2009
Financial assets
Bank balance and cash	1,195,181,216	—	—	—	2,243,140,474
Derivate financial instruments	—	—	9,831,506	—	37,760,077
Loans and receivables	13,100,845	—	—	—	605,132,897
Available for sales Financial assets	—	—	—	—	864

Subtotal	1,208,282,061	—	9,831,506	—	2,886,034,312

Financial liabilities
Derivate financial instruments	29,434,968	—	16,765,397	—	28,332,821
Others financial liabilities	280,721,701	—	—	—	23,592,323,043

Subtotal	310,156,669	—	16,765,397	—	23,620,655,864

6.	Additional conditions for the acquisition of Felix.

As stated in Note VII. ii, on 23 October 2009, the Treasury of the Australian government announced that the Assistant Treasurer of Australia has conditionally approved the Transaction.

(1)	Operate its Australian mines through Yancoal Australia, which is managed in Australia using a predominately Australian management and sales team;

(2)	Ensure Yancoal Australia, and any of its operating subsidiaries, have at least two directors whose principal place of residence is in Australia, one of whom will be independent of the Company;

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

XIV. OTHER IMPORTANT EVENTS (continued)

6.	Additional conditions for the acquisition of Felix. (continued)

(3)	Ensure that the Chief Executive Officer and Chief Financial Officer of Yancoal Australia have their principal place of residence in Australia;

(4)	Hold the majority of Yancoal Australia’s board meetings in Australia in any calendar year;

(5)	List Yancoal Australia on ASX prior to the end of 2012 and, by that time, reduce the Company’s shareholding of Yancoal Australia to no more that 70%. In addition, as several of the mines operated by Felix are owned by joint ventures with third party companies, following the listing and shareholding reduction in Yancoal Australia, the Company’s economic ownership of the underlying mining assets must stand at no more than 50%. In the event of potential non-performance by the Company as a result of economic conditions or other factors, the Company is required to seek the approval of the Assistant Treasurer of Australia for amending the aforesaid undertakings; and

(6)	Market all coal produced at its Australian mines on arms-length terms with reference to international benchmarks and in line with market practices.

7.	Pursuant to “Temporary Management Measurements for Deposit of Shandong Province Mine Geological Environment Restoration” and respective regulations issued by the Shandong Province Finance Bureau and Shandong Province Land resource Bureau, the mining rights owners shall implement obligation of mine environment restoration and hand in geological environment restoration deposit. The interests and principal of the deposit shall be returned to the mining rights owners after the acceptance of such restorations. In accordance with the provisions of such regulation, the Company and the subsidiary Heze Nenghua shall hand in the deposit of RMB1,076.36 million and RMB903.19 million before the expiration of mining rights. By the end of the period, the Company and the subsidiary Heze Nenghua have handed in RMB200 million and RMB12 million.

8.	Pursuant to the decision in the eleventh meeting of the Forth Board on October 27, 2009, the Company made a resolution to use own capital for investing RMB1.5 billion to the subsidiary of Yanmei Heze Neng Hua Co., Ltd, the registration capital of which was increased to RMB3 billion. As at the reporting date, the adding capital process has not been completed.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

XV. NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY

1.	Accounts receivable

(1)	The risks analysis of accounts receivable

	At December 31, 2009				At January 1, 2009
	Book balance		Bad debt Provision		Book balance		Bad debt Provision
Item	Amount RMB	%	Amount RMB	%	Amount RMB	%	Amount RMB	%
Individually significant amount	24,417,596	76	976,704	22	401,620,296	94	16,064,812	55
Individually insignificant amount with high risks after the combination of credit risk characteristics	3,331,293	10	3,331,293	77	13,642,190	3	12,787,175	44
Other insignificant amount	4,616,580	14	24,782	1	10,858,740	3	434,350	1

Total	32,365,469	100	4,332,779	100	426,121,226	100	29,286,337	100

1)	Accounts receivable of individually significant amount at the end of the year, or insignificant but impairment tested separately

Items	Book balance	Bad debt	(%)	Reasons for accruement
Guangzhou Zhujiang Electricity Fuel Co. Ltd	24,417,596	976,704	4	Analysis of debt aging

Total	24,417,596	976,704

2)	Accounts receivable of individually insignificant amount with high risks after the combination of credit risk characteristics

	At December 31,2009			At January 1, 2009
Items	Amount RMB	%	Bad debt provision	Amount RMB	%	Bad debt provision
1-2 years	—	—	—	1,221,449	9	366,435
Over 3 years	3,331,293	100	3,331,293	12,420,741	91	12,420,7410

Total	3,331,293	100	3,331,293	13,642,190.00	100	12,787,175

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

XV. NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

1.	Accounts receivable (continued)

(2)	Accounts receivable written off in current period

Items	Nature of accounts receivable	Amount wrote off	Reason	Whether caused by related transactions
Shandong Shengmao development Co. Ltd	Sales amount of coal	2,893,212	Long-outstanding not be able to recover	NO
Yanzhoushi Tianchang trading Co. Ltd	Sales amount of coal	894,004	Long-outstanding not be able to recover	NO
Gaoqing economic and trading industry fuel Co. Ltd	Sales amount of coal	672,392	Long-outstanding not be able to recover	NO
Yanzhou mining area Huayi Co. Ltd	Sales amount of coal	582,185	Long-outstanding not be able to recover	NO
Shanghai Canglong fuel Co. Ltd	Sales amount of coal	471,061	Long-outstanding not be able to recover	NO
Zhenjiangshi Shiji trading centre	Sales amount of coal	147,743	Long-outstanding not be able to recover	NO

Total	—	5,660,597

(3)	Accounts receivable due from shareholders of the Group holding more than 5% (including 5%) of the total shares are not included for the period.

(4)	The five largest accounts receivables

Items	Relationship with the Company	Amount	Age	Proportion of total accounts receivables (%)
Guangzhou Zhujiang Electricity fuel Co.,Ltd.	Third party	24,417,596	Within 1 year	75
Guangzhou Huitong Material company	Third party	1,439,726	Over 3 years	4
Yankuang Group Guohong Chemicals Co.,Ltd.	Under the control of the same parent company	1,342,656	Within 1 year	4
Yanzhoushi Anqiufu Depot	Third party	1,306,579	Within 1 year	4
Yanzhou Mining Bureau Jining Coal	Third party	1,089,956	Over 3 years	3

Total		29,596,513		90

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

XV. NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

2.	Other receivables

(1)	Risk analysis of other receivables

	At December 31, 2009				At January 1, 2009
	Book balance		Bad debt Provision		Book balance		Bad debt Provision
Item	Amount RMB	%	Amount RMB	%	Amount RMB	%	Amount RMB	%
Individually significant amount	290,460,509	79	—	—	213,195,173	61	—	—
Individually insignificant amount with high risks after the combination of credit risk characteristics	21,407,345	6	18,949,109	94	16,811,177	5	11,811,177	72
Other insignificant amount	57,861,416	15	1,217,554	6	119,558,799	34	4,517,341	28

Total	369,729,270	100	20,166,663	100	349,565,149	100	16,328,518	100

(2)	Other receivables of individually insignificant amount with high risks after the combination of credit risk characteristics.

	At December 31,2009			At January 1, 2009
Items	Amount RMB	%	Bad debt provision	Amount RMB	%	Bad debt provision
2 to 3 years	4,916,473	23	2,458,237	—	—	—
Over 3 years	16,490,872	77	16,490,872	16,811,177	100	11,811,177

Total	21,407,345	100	18,949,109	16,811,177	100	11,811,177

(3)	Other receivables written off in this period

Items	Character of other receivables	Amount wrote off	Reason	Whether caused by related transactions
Individual and third party	Loans	547,950	Long-outstanding not be able to recover	No

TOTAL		547,950

(4)	As at December 31, 2009, the account receivables due from parent company of the Company were RMB10,900,000 (RMB8,800,000 at December 31, 2008).

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

XV. NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

2.	Other receivables (continued)

(5)	The five largest other receivables

Items	Relationship with the Company	Amount	Age	Proportion of other receivables (%)	Nature or contents
Yanmei Australia	Holding subsidiary	216,598,059	1 to 2 years	59	Dealing amounts
Shanxi Heshun Tianchi Energy Co., Ltd.	Holding subsidiary	62,702,117	Within 1 year	17	Materials
Guizhou Qianxi Energy Development Co., Ltd	Under control of the same parent company	11,160,333	Over 3 years	3	Materials
Yanmei Heze Nenghua Co., Ltd.	Holding subsidiary	6,287,576	Within 1 year	2	Materials
Shanxi Tianhao Chemical Co., Ltd.	Holding subsidiary	5,500,538	Within 1 year	1	Materials

Total		302,248,623		82

(6)	Other receivables due from related parties were RMB318.59 million by the end of the period, accounting for 86% of other receivables.

(7)	Foreign currency balance in other receivables

	At December 31, 2009			At January 1, 2009
Item	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent
USD	31,721,106	6.8282	216,598,056	31,717,390	6.8346	216,775,674

Total			216,598,056			216,775,674

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

XV. NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

3.	Long-term equity investment

(1)	Long-term equity investment

Items	At December 31, 2009	At January 1, 2009
Long-term equity investments under cost method	4,849,080,546	3,749,557,098
Long-term equity investments under equity method	939,981,410	830,195,111
Long-term equity investments – Total	5,789,061,956	4,579,752,209
Less: provision for impairment	—	—

Long-term equity investments – net	5,789,061,956	4,579,752,209

(2)	Under cost method and equity method

Name of investees	Shares proportion	Ratio of voting share	Original amount	Opening balance	Additions	Reversals	Closing Balance	Cash dividends
Under cost method
Qingdao Zhongyan	52.38	52.38	1,100,000	2,709,903			2,709,903	291,649
Yanmei Shipping	92.00	92.00	3,430,000	10,575,733			10,575,733	2,307,360
Heze Neng Hua	96.67	96.67	1,450,000,000	1,424,343,543			1,424,343,543
Yancoal Australia Pty	100.00	100.00	403,281,954	403,281,954			403,281,954
Yulin Neng Hua	100.00	100.00	776,000,000	1,400,000,000			1,400,000,000
Shanxi Neng Hua	100.00	100.00	600,000,000	508,205,965			508,205,965
Eerduosi NengHua	100.00	100.00	500,000,000		500,000,000		500,000,000
Hua Ju Energy	95.14	95.14	599,523,447	—	599,523,447		599,523,447
Zhejiang Jiangshan Concrete Co., Ltd	0.489	0.489	440,000	440,000			440,000
Subtotal			4,333,775,401	3,749,557,098	1,099,523,447	—	4,849,080,545	2,599,009
Under equity method
China HD Zoucheng Co., Ltd.	30	30	900,000,000	830,195,111	109,786,300		939,981,411
Subtotal			900,000,000	830,195,111	109,786,300		939,981,411	—

Total			5,233,775,401	4,579,752,209	1,209,309,747	—	5,789,061,956	2,599,009

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

XV. NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

3.	Long-term equity investment (continued)

(3)	Investment in associates

Name of investees	Type of enterprise	Registered location	Statutory representative	Business nature	Registered capital	Shares proportion	Ratio of voting share
China HD Zoucheng Co., Ltd.	Limited liability	Tangcun, Zoucheng Shandong		Electricity power resources and related development, production, investment, sales and construction	RMB3 billion	30%	30%

Name of investees	Total assets by the end of the period	Total liabilities by the end of the period	Net assets by the end of the period	Operating income for the current year	Net profit for the current year
China HD Zoucheng Co., Ltd.	6,945,366,361	3,812,094,993	3,133,271,368	3,832,203,613	365,954,332

Total	6,945,366,361	3,812,094,993	3,133,271,368	3,832,203,613	365,954,332

(4)	No impairment occurred in long-term equity investment of the Company, so there is no provision.

4.	Operation revenue and operation cost

Items	2009	2008
Principal operations revenue	18,887,147,686	23,259,048,272
Other operations revenue	847,663,719	927,237,264

Total	19,734,811,405	24,186,285,536

Principal operations cost	10,124,573,977	11,474,826,645
Other operations cost	978,432,154	1,012,168,836

Total	11,103,006,131	12,486,995,481

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

XV. NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

4.	Operation revenue and operation cost (continued)

(1)	Principal operations-Classification by business

	2009		2008
Items	Operation revenue	Operation cost	Operation revenue	Operation cost
Coal mining	18,619,802,178	9,880,616,667	23,003,333,802	11,239,226,843
Other	267,345,508	243,957,310	255,714,470	235,599,802

Total	18,887,147,686	10,124,573,977	23,259,048,272	11,474,826,645

(2)	Principal operations-Classification by product

	2009		2008
Items	Operation revenue	2009 Operation cost	Operation revenue	Operation cost
Revenue from domestic sales of coal products	17,456,556,035	8,776,238,470	20,878,894,479	9,329,968,132
Revenue from export sales of coal products	50,743,647	26,840,571	214,801,507	98,917,057
Sales of coal purchased from other companies	1,112,502,496	1,077,537,626	1,909,637,816	1,810,341,654
Revenue from railway transportation services	267,345,508	243,957,310	255,714,470	235,599,802

Total	18,887,147,686	10,124,573,977	23,259,048,272	11,474,826,645

(3)	Principal operations-Classification by area

	2009		2008
Area	Operation revenue	2009 Operation cost	Operation revenue	Operation cost
Domestic	18,836,404,039	10,097,733,406	23,044,246,765	11,375,909,588
International	50,743,647	26,840,571	214,801,507	98,917,057

Total	18,887,147,686	10,124,573,977	23,259,048,272	11,474,826,645

(4)	Total sales amount of the 5 largest customers in 2009 is RMB5,808.06 million, which accounts for 31% in total revenue.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

XV. NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

5.	Investment income

(1)	Sources of investment income

Items	2009	2008
Long-term equity investment income under cost method	2,599,008	321,897
Long-term equity investment income under equity method	109,786,300	-67,366,659
Income of entrust loan	253,967,854	332,956,030
Investment income of AFS financial assets	2,287,590	7,401,387

Total	368,640,752	273,312,655

(2)	Long-term equity investment income under equity method

Item	2009	2008	Reason of change Increase of loss
Total	109,786,300	-67,366,659
Including:
China HD Zoucheng Co., Ltd.	109,786,300	-67,366,659	The investees under equity method got a profit

(3)	There is no major limit on recovery of investment income to the Group.

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

XV. NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY (continued)

6.	Supplement information of cash flow statement of the parent company

Items	2009	2008
Reconciliation of net profit to net cash flow from operating activities
Net profit	4,200,260,201	6,269,501,570
Add: Provision of impairment of assets	-14,906,867	-5,089,295
Depreciation of fixed assets	1,216,494,542	1,216,956,559
Amortization of intangible assets	20,011,648	20,011,648
Special reserves accrued	467,032,328	463,431,794
Losses on disposal of fixed assets, intangible and other long-term assets (“-” represents gain)	-3,828,547	-12,317,333
Financial expenses (“-” represents gain)	2,611,332	133,721,862
Loss arising from investments (“-” represents gain)	-368,640,752	-273,312,655
Influence of deferred taxes assets (“-” represents increase)	-321,893,907	-314,074,899
Decrease in inventories (“-” represents increase)	298,985,093	-368,354,571
Decrease in receivables under operating activities (“-” represents increase)	-988,614,615	-240,546,661
Increase in payables under operating activities (“-” represents decrease)	1,267,595,839	-394,565,710
Net cash flow from operating activities	5,775,106,295	6,495,362,309
Changes in cash and cash equivalents:
Cash, closing	6,724,043,764	8,221,690,516
Less: Cash, opening	8,221,690,516	5,626,433,656
Net addition in cash and cash equivalents	-1,497,646,752	2,595,256,860

XVI. SUPPLEMENT

1.	Reconciliation for differences of net profits and net assets

Items	Equity attributable to parent company shareholders		Net profit attributable to parent company shareholders
	2009	2008	2009	2008
As per the financial statements prepared under IFRS	29,151,807,830	26,755,124,084	4,117,321,786	6,488,907,385
1) Business combination adjustment under common control	-647,023,996	14,451,921	6,053,463	6,053,463
2) Special reserves	-698,387,903	-717,103,398	-280,683,955	-281,799,520
3) Deferred tax effect	571,040,185	521,377,158	48,664,830	87,437,149
4) Others	-19,650,693	-8,948,033	-11,026,795	23,385,863
As per PRC ASBEs	28,357,785,423	26,564,901,732	3,880,329,329	6,323,984,340

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

XVI. SUPPLEMENT (continued)

1.	Reconciliation for differences of net profits and net assets (continued)

(1)	Pursuant to CASs, when relevant assets and subsidiaries purchased from Yankuang Group come into combination with enterprises under the common control, assets and liabilities of acquiree should be measured based on book value on the date of acquisition. The difference of book value of net assets acquired by the Company and consolidation price paid was adjusted as capital reserves. While pursuant to IFRS, acquirees recognize identifiable assets, liabilities and contingent liabilities according to the fair value on the date of acquisition. When the cost of a business combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable asset, liabilities and contingent liabilities, the difference shall be recognized as goodwill.

Furthermore, in accordance with CASs, for acquisition under common control, when preparing the consolidated financial statements of the acquiring period, the opening balance of the consolidated balance sheet and related items in comparative financial statements should be adjusted, regarding that the reporting entity existing before the current period. While according to IFRS, the opening balance of consolidated balance sheet and related items in comparative financial statements would not be adjusted.

(2)	As stated in Note V.20, in accordance with relevant regulations of the Chinese authorities, the company has to accrue for special reserve like Weijianfei, Work Safety expenses etc, which are presented in cost of expenses of the period and the amount that has been accrued but not used are presented in special reserve of owner’s equity. Fixed assets purchased with special reserve, are presented in related assets and full amount carryover accumulated depreciation. On the basis of IFRS, expenses are confirmed when it occurs in the period, and relevant capital expenditures are confirmed as fixed assets when occurs and depreciated following corresponding depreciating method.

(3)	The differences between the above mentioned standards bring differences in tax and influence of minority equity.

2.	Extraordinary gain

Pursuant to Explanation to Information Disclosure and Presentation Rules for Companies Making Public Offering No.1 Extraordinary Gain, extraordinary gains of the Company are as follows:

Items	2009	2008
Gain and loss from disposal of non current assets	-11,841,307	11,915,872
Government subsidies included in the gains and losses of the period	29,839,242	26,301,039
Investment income from available for sales financial assets	2,287,590
Gains and losses from entrusted loam	—	132,230,000
Other net non-business revenues and expenses excluding the above items	-12,611,104	-23,055,550
Others	—	9,790,670
Subtotal	7,674,421	157,182,031
Income tax effect	4,976,898	39,295,507
Extraordinary gain excluding income tax effect	2,697,523	117,886,524
Including: attributable to shareholders of the parent company	2,151,435	116,983,956
Minority interest effect (after tax)	546,088	902,568

Chapter 14 Financial Statements and Annotations (Under PRC CASs)

XVI. SUPPLEMENT (continued)

3.	Return on net assets and earnings per share

Pursuant to Information Disclosure and Presentation Rules for Companies Making Public Offering No.9 computation and disclosure of Return on net assets and earnings per share Issued by China Securities Regulatory Commission, the weighted average return on net assets and earnings per share of the Company are as follows:

		Earnings per share
Profit during the report period	Weighted average return on net assets (%)	Earnings per share	Diluted earnings per share
Net profit attributable to shareholders of the parent company	14.17	0.7889	0.7889
Net profit attributable to shareholders of the parent company, excluding extraordinary gain	14.18	0.7885	0.7885

4.	Basic financial information of Felix Resources Limited.

The Group completed the acquisition of Felix Resources Limited in current period. Pursuant to the announcement of “Complimentary financial information of significant assets reorganization” on March 23, 2010, the audited operating performance of Felix Resources Limited is as following:

Items	From January to September of 2009 (RMB Million)	2008 (RMB Million)	2007 (RMB Million)
Operating revenues	2,845.50	4,241.64	1,741.37
Operating costs	1,223.00	1,568.07	1,193.40
Operating profits	992.38	1,978.69	73.60
Total profits	1,014.73	2,420.49	511.86
Net profits	728.89	1,733.75	376.77

XVII.	APPROVE OF FINANCIAL STATEMENTS

The financial statements have been approved by board of directors on April 23, 2010.

Chapter 15 Documents Available for Inspection

The following documents are available for inspection in the office of the secretary to the Board at 298 Fushan South Road, Zoucheng, Shandong Province, the PRC:

1.	Completed financial statements of the Company with the corporate seal affixed and signed by the legal representative, person in charge for accounting affairs and person in charge of the accounting department;

2.	Original of auditors’ report sealed and signed by the Certified Public Accountants;

3.	Originals of all documents and announcements of the Company published in the newspapers designated by the CSRC during the reporting period;

4.	The full text of the annual report released in other stock markets.

On behalf of the Board

Wang Xin

Chairman

Yanzhou Coal Mining Company Limited

23 April 2010

Appendix

DATA OF COAL MINES OF YANZHOU COAL

	Nantun	Xinglong Zhuang	Baodian	Dongtan	Jining II	Jining III	Total
Background Data:
Commencement of construction	1966	1975	1977	1979	1989	1993	N/A
Commencement of commercial production	1973	1981	1986	1989	1997	2000	N/A
Coal field (square kilometer)	35.2	59.81	36.4	60.0	87.1	105.1	383.61

Reserve Data:
(million tonnes as of 31 December 2009)
Total in-place proven and probable reserve	118.20	326.13	288.36	457.47	413.42	227.54	1,831.2
Recovery rate (%)	80.75	80.58	82.57	84.02	65.27	81.59	N/A
Type of coal	thermal	thermal	thermal	thermal	thermal	thermal	N/A
	coal & PCI	coal & PCI	coal & PCI	coal & PCI	coal & PCI	coal & PCI

Production Data (million tonnes)
Designed raw coal production capacity	2.4	3.0	3.0	4.0	4.0	5.0	21.4
Designed washing capacity	1.8	3.0	3.0	4.0	3.0	5.0	19.8
Raw coal production
1997	3.9	4.1	4.0	4.9	0.8	—	17.7
1998	4.2	5.0	4.3	5.4	1.8	—	20.7
1999	4.0	6.1	4.7	6.1	3.2	—	24.1
2000	4.5	6.2	5.3	6.7	4.8	—	27.5
2001	4.9	6.6	6.2	7.1	4.1	5.1	34
2002	3.6	7.1	6.4	8.1	5.2	8.0	38.4
2003	4.7	7.0	7.3	8.2	6.0	10.1	43.3
2004	4.1	7.4	7.0	8.5	4.9	7.3	39.2
2005	4.0	6.6	5.0	7.5	4.5	7.0	34.6
2006	3.9	7.2	5.6	8.0	4.0	6.8	35.5
2007	3.9	6.8	5.8	7.6	3.4	5.3	32.8
2008	3.5	6.6	6.0	7.0	3.9	6.1	33.1
2009	3.8	6.6	5.7	7.5	3.6	6.2	33.4

Note:	The above reserve data is based on the relevant information from the report of independent mining consultants and/or the operating data derived from the Company’s record. Total in-place proven and probable reserves are reported after deduction of actual production volume and non-accessible reserves up to 31 December 2009. Non-accessible reserves are defined as the portion of identified resources estimated to be not accessible by application of one or more accessibility factors within an area. The report of the independent mining consultants for Nantun, Xinglongzhuang, Baodian, Dongtan and Jining II was prepared by International Mining Consultants Limited, Nottinghamshire, United Kingdom on 6 February 1998, and the report for Jining III was prepared by SRK Consulting in August 2000.

DATA OF SHANXI NENG HUA AND HEZE NENG HUA

	Tianchi	Zhaolou	Total
Background Data:
Commencement of construction	2004	2004	N/A
Commencement of commercial production	2006	2009	N/A
Coalfield (square kilometer)	20.0	143.36	163.36
Reserve Data:
(million tonnes as of 31 December 2009)
Recoverable reserve	27.73	105.79	133.52
Recovery Rate (%)	78.45	80.15	N/A
Type of coal	thermal coal	1/3 coking	N/A
Production Data (million tonnes)
Designed raw coal production capacity	1.2	3.0	4.2
Designed washing capacity	—	—	—
Raw coal production
2006	0.1	—	0.1
2007	1.2	—	1.2
2008	1.1	—	1.1
2009	1.0	0.04	1.04

Note:	The above reserve data is based on the relevant information from the report of independent mining consultants and/or the operating data derived from the Company’s record. Recoverable reserves are reported after deduction of actual production volume and non-accessible reserves up to 31 December 2009. Non-accessible reserves are defined as the portion of identified resources estimated to be not accessible by application of one or more accessibility factors within an area. The report of the independent mining consultant for Tianchi coal mine and Zhaolou coal mine was prepared by Minarco Asia Pacific Pty Limited in May 2006.

Appendix

DATA OF COAL MINES OF YANCOAL AUSTRALIA PTY

	Austar	Yarrabee	Minerva	Ashton	Moolarben	Athena	Harry-brandt	Wilpeena	Total
Background Data
Commencement of construction	1998	1981	2004	2003	2009	N/A	N/A	N/A	N/A
Commencement of commercial production	2000	1982	2005	2004	2010	N/A	N/A	N/A	N/A
Coalfield area (square kilometer)	63.0	33.95	1,558	10.38	17.4	782.73	40.4	34.65	2,540.51
Reserve Data:
(million tonnes as of 31 December 2009))
Resources	129	146.5	74.6	437.27	706.4	560	96	27.2	2,176.97
Recoverable reserve	44.60	39.1	25.2	92.07	356.8	N/A	N/A	N/A	557.77

Type of coal	Semi-hard coking coal	PCI	thermal coal	Semi-soft coking coal	thermal coal	thermal coal	anthracite coal	PCI	N/A
Production Data
(million tonnes)
Designed raw coal production capacity	2.0	1.7	2.8	5.6	16.0	N/A	N/A	N/A	28.1
Designed washing capacity	2.0	1.7	N/A	6.5	16.0	N/A	N/A	N/A	26.2
Raw coal production
2006	0.4	—	—	—	—	—	—	—	0.4
2007	1.6	—	—	—	—	—	—	—	1.6
2008	1.9	—	—	—	—	—	—	—	1.9
2009	1.9	—	—	—	—	—	—	—	1.9

Note:	The above reserve data is based on the relevant information from the report of independent mining consultants and/or the operating data derived from the Company’s record. Recoverable reserves are reported after deduction of actual production volume and non-accessible reserves up to 31 December 2009. Non-accessible reserves are defined as the portion of identified resources estimated to be not accessible by application of one or more accessibility factors within an area.

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310